Form 20-F
period 2024-06-30
Nova Minerals Ltd
filed 2024-10-29
CIK 1852551

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

For the transition period from ______________ to ______________

Commission file number: 001-42132

NOVA MINERALS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of principal executive offices)

Christopher Gerteisen

Chief Executive Officer

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

chris@novaminerals.com.au

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Jeffrey J. Fessler, Esq.

Greg Carney, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

Telephone: (212) 653-8700

Facsimile: (212) 653-8701

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 60 ordinary shares, no par value	NVA	Nasdaq Capital Market
Ordinary shares, no par value*		N/A
Warrants to purchase American Depositary Shares, no par value	NVAWW	Nasdaq Capital Market

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares as of October 29, 2024 was 271,936,881 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards Board	☒

Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Nova,” “the Company,” “our,” “us,” and “we” refer to Nova Minerals Limited and its subsidiaries. All references to “shares” or “ordinary shares” refer to our ordinary shares. All references to “ADSs” refers to American Depositary Shares, each of which represents 60 ordinary shares; and “ADRs” refers to American Depositary Receipts, which evidence ADSs. All references to “ASX” refers to the Australian Stock Exchange and all references to “Nasdaq” refer to the Nasdaq Capital Market.

Financial Statements

The consolidated financial statements cover Nova Minerals Limited and the entities it controlled at the end of, or during, the year ended June 30, 2024. The consolidated financial statements are presented in Australian dollars, which is Nova Mineral Limited’s presentation and functional currency. We prepared our annual consolidated financial statements for fiscal years ended June 30, 2024, 2023 and 2022 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2024, 2023 and 2022 is stated in Australian dollars, our presentation currency. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of some Australian dollar amounts into U.S. dollars at specified rates on the date indicated. No representation is made that the Australian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rate. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report. All references in the annual report to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “A$” are to the legal currency of Australia. Unless otherwise noted, all translations from Australian dollars into U.S. dollars in this prospectus were made at a rate of A$1.00 per US$0.6621 which was the noon buying rate of the Federal Reserve Bank of New York on October 25, 2024.

Nova Minerals Limited is incorporated and domiciled in Australia. The Company’s ordinary shares are listed on the Australian Stock Exchange under the trading ticker “NVA.” The Company’s ADSs are listed on Nasdaq under the trading ticker “NVA,” and the Company’s warrants to purchase ADSs are listed on Nasdaq under the trading ticker “NVAWW.” The Company’s registered office and principal place of business are:

Registered office	Principal place of business
Alaska Range Resources LLC	Suite 5, 242 Hawthorn Road,
1150 S Colony Way, Suite 3-440	Caulfield, Victoria 3161
Palmer, AK 99645	Australia

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2024,” “fiscal year 2023” and “fiscal year 2022,” relate to our fiscal year ended on June 30 of that calendar year.

Corporate Events

On July 23, 2024, the registration statement on Form F-1 (File No 333-278695) relating to our initial public offering (“IPO”) of our ADS and Warrants to purchase ADSs was declared effective by the Securities Exchange Commission (“SEC”). On July 25, 2024, we closed our IPO, pursuant to which we issued and sold 475,000 units each unit consisting of one ADS (or 475,000 ADSs representing 28,500,000 ordinary shares in the aggregate) and one warrant to purchase one ADS (or 475,000 warrants to purchase 475,000 ADSs representing 28,500,000 ordinary shares in the aggregate). In connection with the IPO, the underwriters partially exercised their over-allotment option and purchased an additional 47,500 warrants to purchase 47,500 ADSs representing 2,850,000 ordinary shares in the aggregate. The price to the public for the IPO was US$6.92 per unit, for which we received gross proceeds of approximately US$3.3 million and net proceeds of approximately US$2.03 million. See “Item 4. Information on the Company⸺A. History and Development of the Company⸺Our History” for additional information.

On September 25, 2024, we consummated an underwritten public offering of 473,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of US$5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately US$2.37 million and net proceeds of approximately US$1.86 million.

As of October 29, 2024, we had a total of 271,936,881 ordinary shares issued and outstanding.

Market Share and Other Information

This annual report includes market, economic and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. We do not intend, and do not assume any obligations, to update industry or market data set forth in this annual report. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this annual report and estimates based on such data may not be reliable indicators of future results.

References to “market share” and “market leader” are based on global revenues in the referenced market, and, unless otherwise specified herein, are based on certain of the materials referenced above.

Rounding

Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

TECHNICAL MINING INFORMATION AND TERMS

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

The Securities and Exchange Commission (the “SEC”) adopted new mineral property disclosure requirements in subpart 1300 of Regulation S-K (the “S-K 1300”) effective January 2021 that are applicable to all mining companies filing registration statements with the SEC. These rules better align disclosure with international regulatory practices, including the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”). However, while the definitions in S-K 1300 are more similar to those in JORC compared to the previous SEC disclosure rules, there are differences in the definitions and standards under S-K 1300 and JORC. Investors are therefore cautioned that public disclosure by us of mineral resources in Australia in accordance with JORC (as required by ASX Listing Rules) does not form a part of this annual report.

We have inferred, indicated, and measured mineral resources but not mineral reserves. Investors should understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An inferred mineral resource has a lower level of confidence than that applying to an indicated or measured mineral resource and may not be converted to a mineral reserve.

We are still in the exploration stage and our planned commercial operations have not yet commenced. There is currently no commercial production at the Estelle Gold Project site. We have completed a technical report summary in compliance with S-K 1300 on the Estelle Gold Project. While we have commenced the requisite studies necessary to prepare and complete a formal Feasibility Study (FS) on the aforementioned project, such formal Feasibility Study has not yet been started and is not expected to be completed until 2025. As such, our estimated proven or probable mineral reserves, expected mine life and gold pricing, as the case may be, cannot be determined at this time as the initial requisite studies, additional drilling, and pit design optimizations have not yet been completed.

You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under S-K 1300, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

Qualified Persons Statement

Some technical mining information contained herein with respect to the Estelle Gold Project is derived from the report titled “Initial Assessment Technical Report Summary Estelle Gold Project Alaska, USA” prepared for us with an effective date of January 31, 2024. We refer to this report herein as our S-K 1300 Report. Each of Roughstock Mining Services, LLC, Hans Hoffman, Head of Exploration of Nova Minerals Ltd., Yukuskokon Professional Services, Vannu Khounphakdee, P.Geo of Nova Minerals Ltd., METS Engineering, Matrix Resource Consultants Pty Ltd., Christopher Gerteisen, P.Geo, Chief Executive Officer of Nova Minerals Ltd., and Jade North, LLC have approved and verified the technical mining information related to the Estelle Gold Project contained in the S-K 1300 Report and reproduced in this annual report.

Glossary of Mining Terms

The following is a glossary of certain mining terms that may be used in this annual report.

Ag	Silver.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

As	Arsenic

Assay	A metallurgical analysis used to determine the quantity (or grade) of various metals in a sample.

Au	Gold

BFS	Bankable Feasibility Study

Bi	Bismuth

Callie-style	Mineralization characterized by coarse and readily visible gold occurring in quartz veins hosted in carbonaceous siltstone.

Claim	A mining right that grants a holder the exclusive right to search and develop any mineral substance within a given area.

Concentrate	A clean product recovered in flotation, which has been upgraded sufficiently for downstream processing or sale.

Core drilling	A specifically designed hollow drill, known as a core drill, is used to remove a cylinder of material from the drill hole, much like a hole saw. The material left inside the drill bit is referred to as the core. In mineral exploration, cores removed from the core drill may be several hundred to several thousand feet in length.

Cu	Copper.

Cut-off grade	When determining economically viable mineral reserves, the lowest grade of mineralized material that can be mined and processed at a profit.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

Dilational structure	structures composed of mechanisms whose only degree of freedom corresponds to dilation.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

En-echelon	Structures within rock caused by noncoaxial shear.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

FS	A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per ton (g/t) or ounces per ton (opt).

Greywacke	A variety of sandstone generally characterized by its hardness, dark color, and poorly sorted angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Ha	Hectare - An area totaling 10,000 square meters or 2.47 acres.

Indicated Mineral Resource	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Km	Kilometer(s). Equal to 0.62 miles.

Lithologic	The character of a rock formation, a rock formation having a particular set of characteristics.

M	Meter(s). Equal to 3.28 feet.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Massive	Said of a mineral deposit, especially of sulfides, characterized by a great concentration of mineralization in one place, as opposed to a disseminated or vein-like deposit.

Measured Mineral Resource	Part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Deposit	A mass of naturally occurring mineral material, e.g. metal ores or nonmetallic minerals, usually of economic value, without regard to mode of origin.

Mineralization	A natural occurrence in rocks or soil of one or more yielding minerals or metals.

Mineral Project	The term “mineral project” means any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base, precious and rare metals, coal, and industrial minerals.

Mineral Resource	A concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.

Mo	Molybdenum

Moz	Million ounces.

Mt	Metric ton. Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds .

Net Smelter Royalty	The aggregate proceeds received from time to time from any arm’s length smelter or other arm’s length purchaser from the sale of any ores, concentrates, metals or other material of commercial value, net of expenses.

Ore	Mineralized material that can be extracted and processed at a profit.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

PEA	Preliminary Economic Assessment. A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pegmatite	An igneous rock, formed by slow crystallization at high temperature and pressure at depth, and exhibiting large interlocking crystals usually greater in size than 2.5 cm (1 in).

PFS	Preliminary Feasibility Study. A Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve	The mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The term “proven mineral reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Reclamation	Restoration of mined land to original contour, use, or condition where possible.

Sb	Antimony

Sedimentary	Said of rock formed at the Earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and re-deposited, or chemically precipitated.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Te	Tellurium

Tenement	A mineral claim.

Ton	A metric ton of 1,000 kilograms (2,205 pounds).

μm	Micrometer.

W	Tungsten

Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this annual report, including matters discussed under “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and in other sections of this annual report. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this annual report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

●	our goals and strategies;
●	expectations regarding revenue, expenses and operations;
●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;
●	expectations regarding the potential mineralization, geological merit and economic feasibility of our property;
●	expectations regarding exploration results at our property;
●	mineral exploration and exploration program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●	receipt and timing of exploration permits and other third-party approvals;
●	government regulation of mineral exploration and development operations;
●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and
●	key personnel continuing their employment with us.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Ordinary shares is subject to a number of risks. You should carefully consider the following risk factors, which should be read in conjunction with all the other information presented in this annual report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not know about or currently think are immaterial may also impair our business operations. Any of the following risks, if they occur, could materially and adversely affect our business, results of operations, financial condition, and cash flows.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

●	Our mineral reserves may be significantly lower than expected.

●	Our Estelle Gold Project only has estimated inferred, indicated and measured resources identified, there are no known reserves on our property. There is no assurance that we can establish the existence of any mineral reserve on our property in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from this property and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

●	We have no history of producing metals from our current mineral property and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.

●	Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

●	The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.

●	Our success depends on the exploration development and operation of the Estelle Gold Project, an exploration stage project.

●	We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.

●	Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Estelle Gold Project, our financial condition and ability to be profitable.

●	We have negative cash flows from operating activities.

●	We have no history of earnings, and there are no known commercial quantities of mineral reserves on the Estelle Gold Project.

●

We will require grants from the U.S. Department of Defense to pursue our strategy to develop a stand-alone antimony- gold starter mine. Failure to obtain such grants could have a material adverse effect on our financial condition and results of operations.

●	The development of the Estelle Gold Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

●	Our growth strategy and future exploration and development efforts may be unsuccessful.

●	We may issue additional ordinary shares or ADSs from time to time for various reasons, resulting in the potential for significant dilution to existing shareholders.

●	We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.

●	The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

●	We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

●	Failure to comply with certain financial covenants under our Nebari convertible loan facility could have a material adverse effect on our business and results of operations.

●	If we fail to maintain effective internal controls over financial reporting, the price of the ADSs or ordinary shares may be adversely affected.

●	There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

●	Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Risks Related to Ownership of the ADSs and the Warrants

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs or the warrants and their trading volume could decline.

●	U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this report.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Risks Related to Our Business and Industry

Our mineral reserves may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production at our Estelle Gold Project. However, we expect to complete our first gold pour in late 2028, although there is no assurance that we will meet that timeframe and consummation of any such commercial production is subject to the risks described in this section. We have completed a technical report summary in compliance with the SEC’s S-K 1300 disclosure rules. We have produced an Initial Assessment on a very small area which includes the 4 current resource deposits on the Estelle Gold Project to both JORC and S-K 1300 standards. Although we have commenced the requisite studies necessary to prepare and complete a Feasibility Study (FS) on the Estelle Gold Project, such formal Feasibility Study has not yet been started and is not expected to be completed until 2025. As such, our estimated proven or probable mineral reserves, expected mine life and mineral pricing cannot be determined as the exploration programs, additional drilling, economic assessments and requisite initial studies and pit (or mine) design optimizations have not yet been completed, and the actual mineral reserves may be significantly lower than expected. You should not rely on the technical reports, preliminary economic assessments or feasibility studies, if and when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on our property, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

The estimation of mineral reserves is not an exact science and depends upon a number of subjective factors. Any measured, indicated and inferred resource figures presented in this report are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated inferred mineral resources may not be upgraded to indicated or measured or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates.

Our Estelle Gold Project only has estimated measured, indicated and inferred resources identified, there are no known reserves, on our property. There is no assurance that we can establish the existence of any mineral reserve on our property in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from this property and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

We have not established that our mineral property contains any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in S-K 1300 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. There is a probability that our mineral property does not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover mineral reserves on our property, there can be no assurance that it can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

We have no history of producing metals from our current mineral property and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.

We have no history of producing metals from our current mineral property. We do not produce gold and do not currently generate operating earnings. While we seek to move our projects into production, such efforts will be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	the timing and cost, which are considerable, of the construction of mining and processing facilities;

●	the ability to find sufficient gold reserves to support a profitable mining operation;

●	the availability and costs of skilled labor and mining equipment;

●	compliance with environmental and other governmental approval and permit requirements;

●	the availability of funds to finance construction and development activities;

●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants that may delay or prevent development activities; and

●	potential increases in construction and operating costs due to changes in the cost of labor, fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development may be increased by the remote location of our property. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, our management will need to be expanded. This could result in delays in the commencement of mineral production and increased costs of production. Accordingly, we cannot assure you that our activities will result in profitable mining operations or that we will successfully establish mining operations.

Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As we have not completed feasibility studies on any of our properties and have not commenced actual production, mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates that are contained in this report or that we may calculate in the future will have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our share price and the value of our property.

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenues and cash flows will come from the sale of gold if we enter into the production stage. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

●	the demand for gold for industrial uses and for use in jewelry;

●	international or regional political and economic trends;

●	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

●	financial market expectations regarding the rate of inflation;

●	interest rates;

●	speculative activities;

●	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

●	hedging activities by gold producers; and

●	the production and cost levels for gold in major gold-producing nations.

In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

If gold prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our gold mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves.

Our success depends on the exploration development and operation of the Estelle Gold Project, an exploration stage project.

At present, our only mineral property is the interest that we hold in the Estelle Gold Project, which is in the exploration stage. Unless we acquire or develop additional mineral properties, we will be solely dependent upon this property and our future success will be largely driven by our ability to explore and develop the Estelle Gold Project successfully, including the results of such exploration and development efforts. If no additional mineral properties are acquired by us, any adverse development affecting our operations and further exploration or development of the Estelle Gold Project may have a material adverse effect on our financial condition and results of operations.

We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.

The Estelle Gold Project is at the exploration stage and is without identified mineral reserves. We do not have any interest in any mining operations or mines in development.

Mineral exploration and mine development are highly speculative in nature, involve many uncertainties and risks and are frequently unsuccessful. Mineral exploration is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the project may change adversely.

Mineralization may not be economic to mine. A significant number of years, several studies, and substantial expenditures are typically required to establish economic mineralization in the form of proven mineral reserves and Probable Mineral Reserves, to determine processes to extract the metals and, if required, to construct mining, processing, and tailing facilities and obtain the rights to the land and the resources (including capital) required to develop the mining operation.

In addition, if we discover mineralization that becomes a mineral reserve, it will take several years to a decade or more from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we may not be able to successfully develop a commercially viable producing mine.

In addition, whether developing a producing mine is economically feasible will depend upon numerous additional factors, most of which are beyond our control, including the availability and cost of required development capital and labor, movement in the price of commodities, securing and maintaining title to mineral and other property rights as well as obtaining all necessary consents, permits and approvals for the development of the mine. The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Any of these factors may result in us being unable to successfully develop a commercially viable operating mine.

Resource exploration and development is a high risk, speculative business.

While the discovery of an ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity or quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in our not receiving an adequate return of investment capital.

There is no assurance that our mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in our not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by us towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Estelle Gold Project, our financial condition and ability to be profitable.

The estimates for mineral resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If our actual mineral resources are less than current estimates or if we fail to develop our mineral resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected. Evaluation of mineral resources occurs from time to time, and they may change depending on further geological interpretation, drilling results and metal prices. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. We regularly evaluate our mineral resources and consider the merits of increasing the reliability of its overall mineral resources.

We may not be able to obtain all required permits and licenses to place any of our properties into future production.

We may not be able to obtain all required permits and licenses to place any of our properties into production. Our future operations may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that we will be able to obtain all necessary licenses, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities at the Estelle Gold Project. Additionally, there can be no assurance that all permits and licenses we may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Estelle Gold Project. Amendments to current laws and regulations governing our operations and activities or a more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

We may to fail to adhere to annual claims renewal and rents submissions

We need to adhere to annual claims renewal and rents as per AS 27.10.160. Affidavit of Labor or Improvements. Within 90 days after September 1 of each year the owner of a mining claim, or some other person having knowledge of the facts, shall make and record with the recorder for the district in which the claim is located an affidavit showing the performance of labor or the making of improvements.

We have negative cash flows from operating activities.

We had negative cash flow from operating activities in the period from our incorporation until the date of this report. We expect that we will use a portion of the proceeds of our recent July 2024 and September 2024 public offerings to fund anticipated negative cash flow from operating activities in future periods. Given that we have no operating revenues, and do not anticipate generating operating revenues for the foreseeable future, we expect that expenditures to fund operating activities will be provided by financings. There is no assurance that future financings can be completed on acceptable terms or at all, and our failure to raise capital when needed could limit our ability to continue our operations in the future.

We have no history of earnings or mineral production, and there are currently no known commercial quantities of mineral reserves on the Estelle Gold Project.

We have no history of earnings or mineral production and may never engage in mineral production. There are currently no known commercial quantities of mineral reserves on the Estelle Gold Project. Development of the Estelle Gold Project and any other projects we may acquire in the future will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the Estelle Gold Project may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, we are subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance we will be successful in achieving a return on stockholder’s investment and the likelihood of success must be considered in light of its early-stage operations.

We will require additional financing to fund exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operations and could cast uncertainty on our ability to continue our operations in the future.

We have no history of earnings, and, due to the nature of our business, there can be no assurance that we will be profitable. We have paid no dividends on our ordinary shares, ADSs or any of our other securities since incorporation and do not anticipate doing so in the foreseeable future.

Even if the results of exploration are encouraging, we may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any portion of the Estelle Gold Project. While we may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on acceptable terms, or at all. If available, future equity financing may result in substantial dilution to stockholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

We will require grants from the U.S. Department of Defense to pursue our strategy to develop a stand-alone antimony- gold starter mine. Failure to obtain such grants could have a material adverse effect on our financial condition and results of operations.

One of our potential growth strategies is the development of a stand-alone antimony-gold starter mine. We believe that with China announcing export restrictions on antimony, there is an opportunity to receive support from the U.S. Department of Defense to fast track the Stibium gold-antimony prospect. Development of this project could provide a pathway for early cashflow which could provide necessary funding for our “Expanded Project” growth strategy. However, currently we do not have a defined resource for antimony on our project and this strategy will be dependent upon our receipt of grants from the U.S. Department of Defense. Failure to define an antimony resource and/or to obtain such grants will require us to forego this growth strategy which could have a material adverse effect on our financial condition and results of operations.

The development of the Estelle Gold Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

If the development of the Estelle Gold Project or any other projects we may acquire in the future is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

●	uncertainties in timing and costs, which can be highly variable and considerable in amount, of the construction of mining and processing facilities and related infrastructure;

●	we may find that skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants are unavailable or available at costs that are higher than we anticipated;

●	we will need to obtain necessary environmental and other governmental approvals and permits and the receipt of those approvals and permits may be delayed or extended beyond what we anticipated, or that the approvals and permits may contain conditions and terms that materially impact our ability to operate a mine;

●	we may not be able to obtain the financing necessary to finance construction and development activities or such financing may be on terms and conditions costlier than anticipated, which may make mine development activities uneconomic;

●	we may suffer industrial accidents as part of building or operating a mine that may subject us to significant liabilities;

●	we may suffer mine failures, shaft failures or equipment failures which delay, hinder or halt mine development activities or mining operations;

●	our mining projects may suffer from adverse natural phenomena such as inclement weather conditions, floods, droughts, rockslides and seismic activity;

●	we may discover unusual or unexpected geological and metallurgical conditions that could cause us to have to revise or modify mine plans and operations in a materially adverse manner; and

●	the development or operation of our mines may become subject to opposition from nongovernmental organizations, environmental groups or local groups, which may delay, prevent, hinder or stop development activities or operations.

In addition, we may find that the costs, timing and complexities of developing the Estelle Gold Project or any other future projects to be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.

Our growth strategy and future exploration and development efforts may be unsuccessful.

In order to grow our business and pursue our long-term growth strategy, we may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if we lose or abandon our interest in any of our mineral projects, there is no assurance that we will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

We may issue additional ADSs representing ordinary shares or ordinary shares, from time to time for various reasons, resulting in the potential for significant dilution to existing stockholders.

We may issue additional ADSs representing ordinary shares or ordinary shares, from time to time, for various reasons, including, but not limited to, for the purposes of raising capital (including to fund exploration and development work) or acquiring additional interests. We may also issue additional ADSs or ordinary shares pursuant to equity incentive plans from time to time. These further issuances of the ADSs or ordinary shares may have a depressive effect on the price of the ADSs and ordinary shares and will dilute the voting power of our existing stockholders and the potential value of each ADS or ordinary share.

We may face pressure to demonstrate that, in addition to seeking to generate returns for our shareholders, other stakeholders benefit from our activities.

Natural resources companies face increasing public scrutiny of their activities. We may face pressure to demonstrate that, in addition to seeking to generate returns for our shareholders, other stakeholders benefit from our activities, including local governments and the communities surrounding or nearby its properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair our ability to successfully obtain permits and approvals required for our operations.

Our mineral exploration activities are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government and community/stakeholder approvals may be required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from continuing our exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to our activities or maintaining the Estelle Gold Project. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted.

Legislation has been proposed that would significantly affect the mining industry and our business.

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the Federal Resource Conservation and Recovery Act (the “U.S. General Mining Law”). If adopted, such legislation, among other things, could eliminate or greatly limit the right to a mineral patent, impose federal royalties on mineral production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands, all of which could have a material and adverse effect on our ability to operate and its cash flow, results of operations and financial condition.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

Our activities are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Estelle Gold Project or some portion of our business, causing us to re-evaluate those activities at that time.

Examples of current U.S. federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following:

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The U.S. General Mining Law, and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act (“CAA”) restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the regulations.

The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The U.S. Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the Estelle Gold Project permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the Estelle Gold Project or other properties and may make them entirely uneconomic.

The Clean Water Act (“CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act (“SDWA”) and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

We may be unsuccessful in obtaining necessary permits to explore, develop or mine the Estelle Gold Project in a timely manner or at all.

Exploration, development and mining activities will require certain permits and other governmental approvals. We may be unsuccessful in obtaining such permits and approvals on a timely basis, or on favorable terms or at all.

The State of Alaska requires that an Application for Permit to Mine in Alaska (“APMA”) be submitted to obtain permits for all exploration, mining, or transportation of equipment and maintaining a camp. These permits are reviewed by related state and federal agencies that can comment on and require specific changes to proposed work plans to minimize impacts on the environment. The project currently holds the following authorizations and permits under the Alaska Permit for Mining Activities (APMA) system which are valid through 2027, except as set forth below:

●	Miscellaneous Land Use Permit #3042, which authorizes hard rock exploration activities on the project site. This permit is issued by the Alaska Department of Natural Resources , Division of Mining, Land & Water, Mining Section.
●	Temporary Water Use Authorization, which authorizes water removal from surface waterbodies for exploration activities. This authorization is issued by Alaska Department of Natural Resources , Division of Mining, Land & Water, Water Section.
●	Fish Habitat Permit (and/or fish Passage Permit, which authorizes activities in fish-bearing waters, primarily for water withdrawal structures. This authorization is issued by the Habitat Section of the Alaska Department of Fish and Game.
●	Camp Permit, which authorizes the exploration camp. This permit is issued by the Alaska Department of Natural Resources , Division of Mining, Land & Water, Mining Section as part of the Miscellaneous Land Use Permit #3042 described above.

●	Estelle Man Camp Permit, which provides approval to construct modifications to the existing drinking water system. This permit is issued by the Department of Environmental Conservation, Division of Environmental Health, Drinking Water Program (expires November 8, 2025)

Any failure to obtain permits and other governmental approvals could delay or prevent us from completing contemplated activities as planned which could negatively impact our financial condition and results of operations.

Mining and project development is inherently risky and subject to conditions or events some of which are beyond our control, and which could have a material adverse effect on our business.

Our activities related to the exploration and development of the Estelle Gold Project and any other projects we may acquire in the future are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

Our mining, processing, development and exploration activities depend on adequate infrastructure. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

The validity of our title to the Estelle Gold Project and future mineral properties may be disputed by others claiming title to all or part of such properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest. Related parties may have interests in such transactions that do not align with the interests of our security holders. There can be no assurance that we may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.

We may in the future enter into transactions with entities in which our board of directors and other related parties hold ownership interests. Material transactions with related parties, if any, will be reviewed and approved by our audit committee, which is comprised solely of independent directors. Nevertheless, there can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. Furthermore, we may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

We face various risks related to health epidemics, pandemics or other health crises, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.

An outbreak of epidemics, pandemics or other health crises, such as COVID-19 and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on our business, operations and financial condition. As at the date of the date hereof, the COVID-19 pandemic and efforts to control its spread is no longer a global threat. Emergency measures imposed by governments on businesses and individuals, including quarantines, travel restrictions, social-distancing, closures of non-essential businesses and shelter-in-place orders, among other measures, have impacted and may further impact our workforce and operations.

The health epidemics such as the recently passed COVID-19 pandemic may lead to risks to employee health and safety and may result in a slowdown or temporary suspension of any exploration activities at the Estelle Gold Project. Our conduct of exploration and development programs may be impacted or delayed due to limitation on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent our ability to access its mineral properties. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at our mineral properties and, ultimately, on our business and financial condition.

While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business, financial condition and results of operations, as well as our plans relating to exploration expenditures and other discretionary items, will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

The outbreak of COVID-19 has caused, and may cause further, disruptions to our business and operational plans. Such disruptions may result from: (i) restrictions that governments and communities impose to address the COVID-19 outbreak; (ii) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others; (iii) shortages of employees and/or unavailability of contractors and subcontractors; and/or (iv) interruption of supplies from third parties upon which the Company relies. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

Increasing attention to ESG matters and conservation measures may adversely impact our business.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts and investor and societal expectations regarding voluntary ESG disclosures may result in increased costs and reduced access to capital. While we may announce various voluntary ESG targets in the future, such targets are aspirational. Also, we may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including, but not limited to, as a result of unforeseen costs or technical difficulties associated with achieving such results.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us and could impact our access to and costs of capital. Additionally, to the extent ESG matters negatively impact our reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely impact our business. Increased focus by stakeholders, regulators and others on ESG related matters may result in increased permitting requirements and delays in the future. Additionally, we may become subject to misinformation campaigns related to ESG and other matters which may require substantial management time and expense to address and could negatively impact community sentiment regarding the applicable project or delay expected development timelines.

We rely on third-party contractors.

As we continue with the exploration and advancement of the Estelle Gold Project and any other projects we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of our contractors. If any of these contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Estelle Gold Project and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on our results.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.

Our operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect our growth and financial condition. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on favorable terms or at all. In such an event, our operations and financial condition could be adversely affected.

The volatility in gold and other commodity prices may adversely affect any future operations and, if warranted, our ability to develop our properties.

We are exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond our control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect our ability to raise capital or attract joint venture partners in order to fund our ongoing operations and meet obligations under option and other agreements underlying our mineral interests. Commodity price declines could also reduce the amount we would receive on the disposition of the Estelle Gold Project to a third party. In addition, the decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent a property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. Such competition may result in being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

We may be adversely affected by the effects of inflation.

Although inflation in the United States has been relatively low in recent years, it rose significantly beginning in the second half of 2021. This is primarily believed to be the result of the economic impact from global armed conflict and the COVID-19 pandemic, including the effects of global supply chain disruptions, strong economic recovery and associated widespread demands for goods and government stimulus packages, among other factors. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. Our ability to conduct exploration of the Estelle Gold Project is dependent on the acquisition of goods and services at a reasonable cost, such as drilling equipment and skilled labor, assay laboratory testing in a timeframe that allows us to execute on follow-up exploration phases expeditiously, and aircraft (fixed wing and helicopter) charter service availability to mobilize labor, position equipment and supply exploration campaigns. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation, the scope of our exploration of the Estelle Gold Project may decrease and our business, financial condition, and results of operations could be adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

United States and other global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this report. If we fail to maintain effective internal controls over financial reporting, the price of securities may be adversely affected.

If we fail to maintain effective internal controls over financial reporting, the price of securities may be adversely affected.

We may fail to maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and we cannot ensure that we will conclude on an ongoing basis that it has effective internal controls over financial reporting. Our failure to satisfy the requirements of applicable legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause it to fail to meet its reporting obligations.

We may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that our financial and disclosure controls will detect or uncover all failures of persons within the company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgements.

Failure to comply with certain financial and other covenants under our Nebari convertible loan facility could have a material adverse effect on our business and results of operations.

The repayment date under the Nebari convertible loan facility is November 29, 2025 following approval of a March 2024 Variation Agreement with Nebari at the shareholder meeting on May 31, 2024 and our formal election to extend the repayment date to November 29, 2025 on June 6, 2024. In addition, if we receive shareholder approval at the Annual General Meeting to be held in November 2024 for our September 2024 Variation Agreement with Nebari, the maturity date may, at the election of the Company, be extended to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024. However, the loan agreement for such facility has certain financial and other covenants that we must comply with, including a minimum liquidity covenant which requires us to maintain a minimum month-end consolidated cash balance of at least A$1,000,000. In addition, we are required to maintain sufficient capacity to allow full conversion of the Nebari loan facility although Nebari has waived compliance with this provision until December 19, 2024, Failure to comply with these covenants would constitute an event of default under the loan agreement and Nebari could accelerate all amounts due under loan agreement and demand immediate repayment. Any such acceleration would require us to divert resources from our mining operations and could have a material adverse effect on our business and results of operations.

Our results of operations could be affected by currency fluctuations.

We maintain accounts in currencies including the United States dollars and Australian dollars. We conduct our business using both the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of our operations are subject to currency exchange risks. To date, we have not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates may significantly impact our financial position and results of operations in the future.

We are dependent on key personnel and the absence of any of these individuals could adversely affect our business. We may experience difficulty attracting and retaining qualified personnel.

Our success is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and future development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we may become subject could have a material effect on our financial position, results of operations or our mining, project development operations and may divert our management’s attention.

Certain of our directors and officers also serve as directors and officers of other companies involved in natural resource exploration and development, which may cause them to have conflicts of interest.

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.

We expect that any decision made by any of such directors and officers involving our business will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the company and our stockholders, but there can be no assurance in this regard.

There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider being reasonable, our insurance will not cover all of the potential risks associated with our operations. We may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms. As a result, we may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labor negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

Joint ventures and other partnerships may expose us to risks.

We may enter into joint ventures or partnership arrangements with other parties in relation to the exploration, development and production of the property in which we have an interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or the property and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the ADSs.

Failure to comply with federal, state and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of our property that may be conducted by applicable regulatory authorities.

Although the exploration activities on our property have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

Failure to comply with applicable laws and regulations, even if inadvertent, may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may also be required to reimburse any parties affected by loss or damage caused by our mining activities and may have civil or criminal fines and/or penalties imposed against us for infringement of applicable laws or regulations.

We may pursue opportunities to acquire complementary businesses, which could dilute our shareholders’ ownership interests, incur expenditure and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties, however, there can be no assurance that we will locate attractive acquisition candidates, or that we will be able to acquire such candidates on economically acceptable terms, if at all, or that we will not be restricted from completing acquisitions pursuant to contractual arrangements. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources and costs; (ii) an inability to successfully integrate any operation our company acquires; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) limitations on rights to indemnity from the seller; (vi) mistaken assumptions about the overall cost of equity or debt; (vii) unforeseen difficulties operating acquired projects, which may be in geographic areas new to us; and (viii) the loss of key employees and/or key relationships at the acquired project.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

The obligations associated with being a U.S. public company require significant resources and management attention, and we will incur increased costs as a result of becoming a U.S. public company.

As a public company in both Australia and the U.S., we face increased legal, accounting, administrative and other costs and expenses that we have not incurred previously, and we will incur additional costs related to operating as a U.S. public company. As a U.S. public company, we will be required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function; and

●	comply with the initial listing and maintenance requirements of Nasdaq.

We also expect that being able to offer securities to the U.S. public will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

There can be no guarantee that our interests in our property are free from any title defects.

We have taken all reasonable steps to ensure that we have proper title to our property. However, there can be no guarantee that our interests in our property are free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration programs are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to our mining sites, our business performance and results of operations may experience material adverse effects.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the ADSs and/or warrants less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than US$1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find the ADSs and/or warrants less attractive if we choose to rely on these exemptions. If some investors find the ADSs land/or warrants less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for the ADSs and/or warrants and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have opted for taking advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.

Risks Related to Ownership of the ADSs and the Warrants

The market price of the ADSs and the warrants may fluctuate, and you could lose all or part of your investment.

The ADSs and public warrants have only been traded on Nasdaq since July 24, 2024, and the market price since then has been volatile. In addition, the market price of the ADSs and the warrants may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of the ADSs and the warrants to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	current market prices for our ordinary shares on the ASX;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our ability to maintain a listing of the ADSs and the warrants on Nasdaq.

Volatility in the market price of the ADSs and the warrants may prevent investors from being able to sell their ADSs and the warrants at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of the ADSs or the warrants.

The ADSs and warrants are listed on Nasdaq, and we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq Capital Market listing requirements, the ADSs and the warrants may be delisted. If we fail to meet any of Nasdaq Capital Market’s listing standards, the ADSs and the warrants may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a U.S. national securities exchange outweighs the benefits of such listing. A delisting of the ADSs and/or warrants may materially impair our shareholders’ ability to buy and sell the ADSs and/or the warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, the ADSs and/or warrants. The delisting of the ADSs and/or the warrants could significantly impair our ability to raise capital and the value of your investment.

Holders of ADSs and warrants will not directly hold our ordinary shares.

A holder of either ADSs or warrants will not be treated as one of our shareholders and will not have direct shareholder rights. Our constitution and Australian law govern our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs held by purchasers of ADSs (and warrants to purchase ADSs). Holders of ADSs will have ADS holder rights and purchasers of warrants will have ADS holder rights upon exercise of their warrants. The deposit agreement among us, the depositary and purchasers of ADSs, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.

Your right as a holder of ADSs and/or warrants to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended (the “Securities Act”) or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you and will try to vote ordinary shares as you instruct. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If we do not ask for your instructions, you can still send voting instructions to the depository and the depository may try to carry out those instructions, but it is not required to do so.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and receive the underlying ordinary shares. Temporary delays in the surrendering of your ADSs and receipt of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and receive the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See ““Item 10. Additional Information – B. Memorandum and Articles of Association — American Depositary Shares” for more information.

Holders of ADSs (or warrants to purchase ADSs) are not treated as holders of our ordinary shares.

A holder of ADSs with underlying ordinary shares in an Australian public listed company and a holder or warrants to purchase ADSs. Holders of ADSs and/or warrants are not treated as holders of our ordinary shares, unless they surrender the ADSs to receive the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See ““Item 10. Additional Information – B. Memorandum and Articles of Association — American Depositary Shares” for more information.

There is no assurance that any of the warrants will be exercised and we will receive the exercise proceeds therefrom.

The warrants have an exercise price above the initial public offering price of an ADS and warrants in the July 2024 offering. If the price of the ADSs does not exceed the warrant exercise price, then it is unlikely that the warrants will be exercised. The warrants will expire on the fifth anniversary of their issuance, which if they expire without being exercised we will not receive any proceeds therefrom.

Additionally for the warrants to be exercised for cash, we must keep an effective registration statement available for issuance of the ADSs on exercise of the warrants. If we fail to maintain an effective registration statement, then the warrants may be exercised on a cashless basis, and the company will not receive any cash amount from their exercise.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We are also required to furnish on a Form 6-K, our interim balance sheet and income statement as of the end of our second fiscal quarter not later than six months following the end of our second fiscal quarter. In addition, we intend to publish our quarterly activities and cash flow report as posted on the ASX as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq Capital Market corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the ADSs.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors,” although our compensation committee and a nominating committee will initially be comprised solely of “independent directors”.

As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq. For example, a board with a majority of independent directors is generally better suited to provide oversight for a company’s chief executive officer than a board of non-independent directors. In addition, having more independent directors can result in enhanced third-party advice or expertise due to executives coming from different backgrounds and such directors are not expected to be subject to undue influence from the management team due to their lack of material relationships. Similar logic holds true for independent committees. Further, the reduced public reporting requirements may result in there being less publicly available information on us. As a result, some investors may find the ADSs less attractive and thus there may be a less active trading market for the ADSs.

Future issuances of the ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADSs or ordinary shares, could cause the market price of the ADS to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADS or ordinary shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or ordinary shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs. In connection with our July 2024 public offering, we, all of our directors and officers have entered into lock-up agreements with the underwriters, pursuant to which we and they have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of (i) 6 months after the closing of the July 2024 offering, or January 25, 2024, in the case of our company, and (ii) 12 months from July 23, 2024 until July 23, 2025 for our directors and officers. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our ordinary shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in our public offerings or secondary transactions even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law. As such, any attempt to circumvent enforcement of a jury trial waiver provision could result in increased costs to bring a claim. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury.

We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who purchased the ADSs in a secondary transaction or to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

The form of Warrant Certificate designate the state and federal courts sitting in the City of New York, Borough of Manhattan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Warrants. The warrant agency agreement designates that disputes relating to such agreement may be litigated in courts located within the Borough of Manhattan in the City of New York. In all three instances, the forum provisions could limit the ability of holders of Warrants to obtain a favorable judicial forum for disputes with the Company.

The form of Warrant Certificate provide that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant, will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The warrant agent agreement entered into with VStock Transfer, LLC (the “Warrant Agency Agreement”) provides that actions and proceedings relating to or arising from, directly or indirectly, the Warrant Agency Agreement may be litigated in courts located within the Borough of Manhattan in the City and State of New York.

Notwithstanding the foregoing, these provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants will be deemed to have notice of and to have consented to the forum provisions in the applicable agreement. If any action, the subject matter of which is within the scope the forum provisions of the applicable agreement, is filed in a court other than a court of the State of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

These forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions inapplicable or unenforceable with respect to one or more actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations. See “Item 10B. – Public Warrants”

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs will be quoted in U.S. dollars. In the past year, the Australian dollar has generally weakened against the U.S. dollar; however, this trend may not continue and may be reversed. As such, any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In addition, the foreign exchange gains or losses recorded in our statement of profit or loss and other comprehensive income are principally due to the revaluation of intercompany loans and financial liabilities to the current applicable foreign exchange rate at the end of each reporting period, which amounts could be impacted by any significant change in the value of the Australian dollar. Further, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. While we attempt to mitigate this risk by making payment for transactions in the native currency in which the transaction occurred where possible, these activities may not be effective in limiting or eliminating foreign exchange losses. To the extent that we need to convert U.S. dollars we received from our July 2024 and September 2024 public offerings into Australian dollars for our operations, appreciation of the Australian dollar against the U.S. dollar would have a negative effect on the Australian dollar amount we would receive from the conversion. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management or executive officers and the experts named in this report.

Certain members of our senior management, executive officers, and board of directors named in this report are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.

As a result, our U.S. public shareholders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, as a company incorporated in Australia, under the provisions of the Corporations Act 2001 (Cth), or the Corporations Act, regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States. For more information regarding the relevant laws of Australia, see “Enforceability of Civil Liabilities.”

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our securities.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the public offering price of the ADSs in our July 2024 and September 2024 public offerings, we do not believe we are a PFIC for our current taxable year. However, the PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding our PFIC status for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See ““Item 10. Additional Information – E. Taxation —Material United States Income Tax and Australian Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our History

We were incorporated in Australia in January 1987. We were formerly known as Quantum Resources Limited and changed our name to Nova Minerals Limited in December 2017. Our ordinary shares have been listed on the ASX since 1987 and are currently listed under the symbol “NVA”. Our ordinary shares are also quoted on the OTC Pink market under the symbol “NVAAF” and Frankfurt Stock Exchange under the symbol “QM3”.

In 2017, we entered into a joint venture with AK Minerals Pty Ltd, or AK Minerals, for the Estelle Gold Project in Alaska. The Estelle Gold Project is encompassed by 803 Alaska State mining claims. All claims were acquired by our joint venture Partner by staking in Alaska with the Division of Mining, Land and Water, and the Alaska Department of Natural Resources. The mining claims are wholly owned by AKCM (AUST) Pty Ltd (an incorporated joint venture company between Nova Minerals Ltd and AK Minerals Pty Ltd) via 100% ownership of Alaskan incorporate company AK Custom Mining LLC. AKCM (AUST) Pty Ltd is owned 85% by Nova Minerals Ltd and 15% by AK Minerals Pty Ltd. Nova owns 85% of the property through the joint venture agreement and AK Minerals Pty Ltd owns the remaining 15% along with a 2% net smelter royalty payable over the property pursuant to a minerals royalty agreement described below under “Material Contracts”.

Our Initial Public Offering

On July 23, 2024, the registration statement on Form F-1 (File No 333-278695) relating to our initial public offering (“IPO”) of our ADS and Warrants to purchase ADSs was declared effective by the Securities Exchange Commission (“SEC”). On July 25, 2024, we closed our IPO, pursuant to which we issued and sold 475,000 units each unit consisting of one ADS (or 475,000 ADSs representing 28,500,000 ordinary shares in the aggregate) and one warrant to purchase one ADS (or 475,000 warrants to purchase 475,000 ADSs representing 28,500,000 ordinary shares in the aggregate). In connection the IPO, the underwriters partially exercised their over-allotment option and purchased an additional 47,500 warrants to purchase 47,500 ADSs representing 2,850,000 ordinary shares in the aggregate. The price to the public for the IPO was US$6.92 per unit, for which we received gross proceeds of approximately US$3.3 million and net proceeds of approximately US$2.03 million Our ADSs and Warrants began trading on Nasdaq on July 24, 2024 under the symbols “NVA,” and “NVAWW,” respectively.

Recent Developments

2024 Exploration Drilling and Surface Sampling Programs Commenced

On July 31, 2024, we commenced resource definition drilling at the RPM North deposit and surface sampling exploration field programs across the wider Estelle project area, including the gold-antimony prospects at Stibium, Styx, and Train.

Additional Mining Claims

In August 2024, we announced that we staked an additional 3 State of Alaska mining claims, totaling approximately 1km2, adjacent to the Stibium prospect. The claims were staked to capture more prospective ground.

Nebari Variation Agreement

On September 19, 2024, we entered into a Variation Agreement (the “September 2024 Variation Agreement”) with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement are that, subject to shareholder approval at the Annual General Meeting of the Company to be held in November 2024, we will have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024 and the conversion price of the facility will be reduced to A$0.25. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring us to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000 upon signing of such agreement without shareholder approval. If the September 2024 Variation Agreement is not approved by our shareholders, the Nebari facility will remain repayable on its current terms (including the A$0.53 conversion price) and would be due for repayment on November 29, 2025, other than the minimum liquidity financial covenant variation mentioned above which is effective upon execution of such agreement.

September 2024 Public Offering

On September 25, 2024, we consummated an underwritten public offering of 473,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of US$5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $2.37 million and net proceeds of approximately US$1.86 million.

Feasibility Study

On September 20, 2024, we announced our ability to accelerate the RPM early start up option to a Feasibility Study (FS) for delivery in 2025 by undertaking internal optimization studies aimed to investigate how it can potentially generate as much early cashflow as possible to organically fund our expansion plans across the Estelle project. This also gives us the ability to continue our advanced discussions with the US Dept. of Defense (“DoD”) in relation to potentially establishing a starter antimony operation at Stibium in parallel.

Engagement of Whittle Consulting

The Company announced on 2 October 2024 that it has engaged Whittle Consulting to advance the project optimization with the primary objective being to establish the potential scope and scale of an early small-scale operation at Estelle to produce revenue from near-surface high-grade areas at minimum capital cost and time to permit. While the study will focus on the early small-scale operation, it will also dovetail with the plan for realizing the value of the complete resource across the project area in the longer term, and in particular will direct future activities for engineering, test work, and drilling whilst moving towards a FS in 2025.

Drilling Results

On October 9, 2024, we announced initial drill results from the 1st eight holes of the 21 hole 2024 drill program conducted in the RPM starter pit area which included 41m @ 4.6 g/t Au from surface. The results from shallow infill and step-out drilling confirms continuity of near surface high-grade mineralization at RPM North with multiple broad intersections grading > 5 g/t Au from surface and sample interval grades up to 39 g/t Au.

On October 16, 2024 we announced further drill results from another seven holes of the 2024 drill program at RPM which included 39m @ 5.4 g/t Au from surface. These results showed that the high-grade gold intersections targeting near surface mineralization above the current high-grade Measured and Indicated core continue at RPM North with all holes ending in mineralization.

On October 23, 2024, we announced the drill results from the final six holes of the 2024 drill program conducted at RPM, which included 29m @ 7.1 g/t Au from surface, in advance of a mineral resource estimate update. Assay results from all 21 holes from the 2024 resource drilling program prove high-grade gold mineralization greater than 2 g/t Au extend to surface above the current Measured (180,000 oz @ 4.1 g/t Au) and Measured and Indicated (330,000 oz @ 2.4 g/t) high-grade core within the existing RPM North resource area.

Capital Expenditures

Our capital expenditures for the years ended June 30, 2024, 2023 and 2022 amounted to A$11,150,476, A$22,440,925, and A$27,848,690, respectively. These capital expenditures primarily consisted of exploration expenses on the Estelle Gold Project, and fixed assets.

Corporate Information

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our principal executive offices are located at Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161, Australia, and our telephone number is +61 3 9537 1238. Our agent for service of process in the United States is Alaska Range Resources, LLC, 1150 S Colony Way, Suite 3, Palmer, AK 99645. We maintain a website at https://novaminerals.com.au. Information on our website is not incorporated by reference into or otherwise part of this annual report. Our annual reports on Form 20-F, current reports on Form 6-K, amendments to these reports, and other information regarding issuers that file electronically with the SEC, can be accessed, free of charge, on the SEC’s website at www.sec.gov.

B. Business Overview

The information regarding the Estelle Gold Project contained herein is derived from the S-K 1300 Report. As used herein, references to the “S-K 1300 Report” are to the technical report summary titled “Initial Assessment Technical Report Summary Estelle Gold Project, Alaska, USA” prepared by Roughstock Mining Services, LLC Nova Minerals Limited, Matrix Resource Consultants Pty Ltd., METS Engineering, Yukuskokon Professional Services and Jade North, LLC with an effective date of January 31, 2024, which was prepared in accordance with S-K 1300. The S-K 1300 Report is filed as Exhibit 96.1 to annual report

Our Company

We are a dual ASX and Nasdaq-listed mining exploration stage company with a gold, antimony and critical minerals project in Alaska. Our flagship project is the 85% owned Estelle Gold Project, which comprises of 803 State of Alaska mining claims covering in aggregate of 127,102 acres (514km2) and is subject to a 2% net smelter royalty payable to AK Minerals.

The project is situated approximately 150km northwest of Anchorage, Alaska’s largest city, on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant antimony deposits and was a historical North American antimony producer.

Our vision is to develop the Estelle Gold Project to become a world class, tier-one, global gold producer. The project contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified advanced gold prospects, including two already defined multi-million ounce resources across four deposits containing a combined S-K 1300 compliant 5.17 Moz Au (0.18 Moz Au Measured, 2.54 Moz Au Indicated, and 2.45 Moz Inferred) of which Nova’s 85% attributable interest is 4.41 Moz Au (0.16 Moz Au Measured, 2.22 Moz Au Indicated, and. 2.03 Moz Inferred).

Recently the Company has also discovered antimony and other critical minerals coincident with the gold in surface sampling on numerous prospects across the project, with several of these prospects currently drill ready.

# Estelle

# Located in Alaska: Safe and Rich Mining Jurisdiction

NOVA MINERALS

## Flagship Gold Project

85% Ownership

- 35km long mineralized corridor on 514km$^2$ of State of Alaska Mining claims
- 2$^{nd}$ largest gold producing State in USA
- State has designated primary surface use for mineral development
- Alaska has a well defined permitting pathway

ALASKA
CANADA
Tintina Gold Province
>220Moz Au documented endowment
Tintina Fault
Denali Fault
KINROSS
FORT KNOX
11.0 Moz @ 0.3g/t
FREEGOLD VENTURES
GOLDEN SUMMIT
3.0 Moz @ 0.69g/t
ITH
LIVENGOOD
13.8 Moz @ 0.6g/t
NORTHERN STAR
POGO
6.9 Moz @ 9.4g/t
VICTORIA GOLD
DUBLIN GULCH/EAGLE
4.7 Moz @ 0.63g/t
US GOLDMINING
WHISTLER
9.5 Moz @ 0.7g/t
WESTERN COPPER & GOLD
CASINO
21.0 Moz @ 0.2g/t
NOVA MINERALS
ESTELLE
5.2 Moz @ 0.3 g/t Au*
DONLIN GOLD
DONLIN CREEK
39 Moz @ 2.2g/t
NEWMONT
COFFEE
5.9 Moz @ 1.5g/t
CONTANGO ORE
MANH CHOH
1.3 Moz
Data SIO, NOAA, U.S. Navy, NGA, GEBCO
Image IBCAO
Image Landsat / Copernicus

LEGEND
- Major gold mine or deposit
- Nova priority projects

* Resource endowments sourced from the companies' websites and resource statements

* Nova's 85% interest is 4.41 Moz @ 0.3 g/t Au

Figure 1 Our flagship Estelle Gold Project is located within Alaska’s prolific Tintina Gold Belt.

In addition to the Estelle Gold Project, we also hold a substantial interest in Nasdaq-listed clean energy exploration company Snow Lake Resources Ltd (Nasdaq: LITM), a holding in Asra Minerals Limited (ASX: ASR), a gold and rare earths exploration company based in Western Australia, and an interest in privately owned Rotor X Aircraft Manufacturing.

The Estelle Gold Project

Project Description, Location and Access

The Estelle Gold Project properties lie approximately 150km northwest of Anchorage, Alaska’s largest city, with approximate UTM coordinates of 505,000 N and 6,860,000 W, UTM = NAD83 Zone 5, lying within National Topographic System (NTS) Map Sheet 63JSE13. The project property area comprises of 803 State of Alaska mining claims covering in aggregate of 127,102 acres (514km2)

The city of Anchorage has a major population, which provides essential services and a large labor force for the interior parts of Alaska. The Project is a year-round operation, with all essential services including a base site which hosts a fully winterized 80-person camp with all the required facilities, which are powered by diesel generators, an on-site sample processing facility, helipad for 2 helicopters, and the 4,000-foot Whiskey Bravo airstrip, which can facilitate large capacity DC3 type aircraft. The project region is found among the Alaska Mountain Ranges with elevations ranging from 705m to 2,085m above sea level. The Alaska Range is a continuation of the Pacific Coast Mountains extending in an arc across the Northern Pacific. The nature of the terrain allows for accessible drilling all year round.

Easy access is currently available to the project via a winter road and by air, and recently the proposed West Susitna Access Road, which is situated on State land within the Matanuska-Susitna Borough and has considerable support from both the community and the State government, has progressed to the permitting stage, with construction proposed to start in 2025.

Figure 2 Property location map and infrastructure solutions for the Estelle Gold Project

Mining Claims

The Estelle Gold Project is encompassed by 803 Alaska State mining claims. All claims were acquired by our Joint Venture Partner (JVP) by staking in Alaska with the Division of Mining, Land and Water, and the Alaska Department of Natural Resources (DNR). The mining claims are wholly owned by AKCM (AUST) Pty Ltd (an incorporated joint venture company between Nova Minerals Ltd and AK Minerals Pty Ltd) via 100% ownership of Alaskan incorporate company AK Custom Mining LLC. AKCM (AUST) Pty Ltd is owned 85% by Nova Minerals Ltd and 15% by AK Minerals Pty Ltd. Nova owns 85% of the property through the joint venture agreement and AK Minerals Pty Ltd owns the remaining 15% along with a 2% net smelter royalty (NSR) over the property.

Under Alaska mining law AK Custom Mining LLC owns the rights to all locatable minerals discovered on and within the allocated claims. Mining claims may be located by what is known as aliquot part legal description, which is meridian, township, range, section, quarter section, and if applicable quarter-quarter section. These claims are known as MTRSC locations, and they are generally located using GPS latitude and longitude coordinates. A quarter section location is typically about 160 acres in size, and a quarter-quarter section location is typically 40 acres in size. Rent for the larger size is always four times greater.

All the mining claims are in good standing and to retain title to the property AK Custom Mining LLC must submit an affidavit of annual expenditure to the 1st of September each year and pay the annual rents as calculated by the DNR by November 30 each year. The rental fees for the period September 1, 2023, to September 1, 2024, of US$164,298 have been paid, and the claims have been renewed accordingly to September 1, 2024. The Company intends to renew all claims for the year to September 1, 2025, and will submit the affidavit of annual expenditure for the year to September 1, 2024, and pay the annual rents as calculated by the DNR for the new year by November 30, 2024.

No other rights are held by any other company on the property and the claims are held to perpetuity as long as annual minimum expenditure requirements are met and the rents are paid on time each year. Reclamation must be completed annually and a reclamation report is submitted to the DNR.

As at June 30, 2024, the Company has total capitalized exploration and evaluation expenditure on the property of A$92,117,750 and the associated plant and equipment has a net value of A$2,616,080.

490000
500000
510000
6880000
6870000
6860000
6850000

Nova (AK Custom Mining) State of Alaska Mining Claims

USGO Claimblock

NOVA MINERALS

# Estelle Claims

Estelle Project
Alaska, USA

0 2.5 5 km

Figure:

Figure 3 Claims tenement map of the Estelle Gold Project – Map Coordinate System: UTM = NAD83 zone 5

For more details of the Estelle Gold Project mining claims schedule, please see Appendix 1 of the S-K 1300 Report filed as Exhibit 96.1 to this report.

The project area hosts 4 large IRGS deposits at Korbel Main, RPM North, RPM South and Cathedral, as well as numerous prospects at varying stages of exploration including, Blocks C & D, Isabella, Sweet Jenny, You Beauty, Shoeshine, Shadow, Train, Trumpet, Discovery, Muddy Creek, Stoney, T5, Tomahawk, Trundle, Rainy Day, West Wing, Revelation, Portage Pass, NK, Stibium, Styx and Wombat.

490000
500000
510000
520000
6880000
6870000
6860000
6850000
Isabella
Sweet Jenny
Korbel Main
Blocks C&D
You Beauty
Cathedral
Stibium
Estelle Camp
Tomahawk
Trundle
Wombat
Rainy Day
Styx River
Stoney
West Wing
T5
Muddy Creek
Discovery
Styx
Trumpet
Shadow
Train
Shoeshine
Revelation
RPM North
RPM South
Rocks
Soils
Streams
Completed Traverses
Prospect
Deposit
NOVA MINERALS
2023 Surface Exploration
Estelle Project
Alaska, USA
0
2.5
5 km
Figure:
1

Figure 4 The Estelle Gold Project – District scale with over 20 identified advanced gold prospects, some also containing antimony and other critical minerals – Map Coordinate System: UTM = NAD83 zone 5

Project History

Historical regional mapping of the southern Alaska Range was conducted by the United States Geological Survey (“USGS”) in the early 1900’s. Minor placer gold was noted, and the presence of granitic intrusive rocks were mapped in the vicinity of what is now known as the Estelle Pluton. The USGS revisited the area periodically from the 1969 through 2013 conducting stream sediment, pan-concentrate, and rock chip sampling.

Prospecting in the Mount Estelle area has been conducted by several private companies starting in the 1980’s. From 1980 to 1985, many of the claims were held for their placer potential, and in 1982 AMAX staked at least four claims over the Lower Discovery showing at Mount Estelle. However, placer mining was hampered by the prevalence of large glacial boulders in the stream gravels.

Cominco explored the region in the late-1980’s, and conducted surficial mapping and sampling as well as diamond-core drilling in the vicinity of the Train, Shoeshine, Shadow and Discovery Creek prospects. Hidefield Gold Plc. (Hidefield) and International Tower Hill Mines, Ltd. (ITH) explored the property in the early 2000’s, and most recently Millrock Resources Inc. (Millrock) was active from 2008 to 2013. Cominco, ITH, and Hidefield primarily focused around the Shoeshine area mineral occurrences, whereas Millrock conducted a surface geochemical survey from the northern portion of the current claim block north of Portage Creek to the southern portion south of Emerald Creek. Numerous occurrences were identified, and gold in soil anomalies occur throughout the entire claim block. Alaska Resource Data Files (ARDF) exist throughout the property as a result of this previous work.

Korbel

Mineralization in the vicinity of Korbel was first discovered at Oxide Ridge; now referred to by Nova as Cathedral. Chip sampling of oxidized granitic intrusive rocks hosting sheeted quartz veins and blebby arsenopyrite yielded anomalous gold values, which lead to broad reconnaissance in the Korbel valley. Similar mineralization was identified in outcrops across the valley to the north, which lead field crews to conduct conventional soil sampling across the valley below. Korbel valley is one of the few places on the Estelle property where conventional soil sampling, as opposed to talus fines sampling, can be conducted. The results from these soil samples lead to the first IP survey conducted on the property in the fall of 2010. A chargeability anomaly located in the valley was the target of the first drill hole at Korbel in 2011 (SE11—001).

Drilling in 2012 intersected multiple mineralized zones. In three of the holes (SE12-002, 003, 004) the zones appear to occur along a rough northwest trend with veins exhibiting steep, near-vertical dips. Mineralized zones up to 100 meters wide were encountered along this trend which then had a drilled strike length of 740 meters. These holes were designed to follow up the Oxide (Korbel) discovery hole drilled in 2011. Anomalous gold mineralization was intersected over wide zones in all holes drilled. The grade of mineralization, however, appears to increase to the southeast. Hole SE12-004, the southeastern-most hole drilled, intersected gold mineralization throughout the majority of the hole with a highlight intercept of 41.45 meters grading 1.14 grams gold per ton.

RPM

RPM was discovered in 2010 when the results from a 3.5km long soil survey returned anomalous gold values. Follow-up mapping and sampling in 2011 extended and refined this anomalous zone as well as defined a highly anomalous granitic intrusion with stockwork arsenopyrite bearing quartz veins near the contact with the Kahiltna hornfelsed sediments.

The single 2012 drill hole at RPM targeted this intrusive and undercut sheeted quartz veins and stockworks exposed at surface. The hole encountered significant gold mineralization with an intercept of 2.07 g/t Au over 21.94 meters within a 102.11-meter interval averaging 1.04 grams per ton gold from 26.52 to 128.63 meters with mineralization remaining open in all directions

In 2017 Nova recognized the significance of the Estelle Gold property and acquired the mineral rights to it.

Exploration

2018 Exploration

Surface Exploration

Nova acquired 173 claims at the Estelle project in 2017, and added 4 additional claims in 2018. Nova compiled and reviewed historical data including reports, public announcements, ARDF files, and drill logs prior to conducting their initial field reconnaissance of the project.

Mapping was conducted by Pacific Rim Geological Consulting of Fairbanks Alaska which showed that there were higher gold values that were associated with bismuth telluride and arsenopyrite mineral phases and that this mineralogy is hosted by sheeted quartz veins containing narrow alteration assemblages (Figure 10). These findings show a correlation that this deposit fits the intrusion-related gold system deposit model. Upon completion of a first pass of geological mapping, Tom Bundtzen of Pacific Rim identified two high-quality targets which were named Oxide North and South (now called Korbel Main). These targets showed envelopes of hydrothermal alteration.

Chip samples were taken by Mr. Bundtzen and returned moderate grades of 1.04 g/t with mineralization consisting of arsenopyrite, pyrite, pyrrhotite, chalcopyrite and tetrahedrite.

A comparison of sheet quartz veins found at the Estelle Gold Project (Figure 10) to Dublin Gulch, Yukon and Fort Knox, Alaska (Figure 11) that share similar geologic depositional environments.

Figure 5 Estelle Gold property quartz veins

Figure 6 Dublin Gulch, Yukon and Fort Knox, Alaska quartz veins Goldfarb et. al., 2007

Drilling

The 2018 field season was primarily focused on surface reconnaissance, but Nova did mobilize a reverse-circulation (RC) rig to site and drilled 126 meters of to test along strike north and south of the discovery hole SE11-001 (387m at 0.40 g/t Au). Overburden conditions and late season weather prohibited further work this season.

2019 Exploration

Surface Exploration

A limited surface sampling program was conducted in 2019 to evaluate the RPM and Shoeshine prospects. 160 claims were acquired widening the central trend from Korbel to Muddy Creek.

Geophysics

Approximately 8km of induced-polarization (IP) surveys were conducted over Korbel in 2019. These results identified two mineralized trends referred to as Resource Block A and Resource Block B.

Drilling

A total of 32 holes and 2,105 meters of drilling was completed at Korbel in 2019. These holes were completed with an RC rig using NQ drill rods. Highlights include:

●	OX-RC-016 - 70m @ 1.2 g/t Au
●	OX-RC-017 – 61m @ 0.5 g/t Au

2020 Exploration

Surface Exploration

A total of 48 rock samples were collected focusing on mineralization identified at Cathedral and RPM with a few samples collected at Train. Highlights from rock samples collected at the Cathedral target returned gold grades of 114.0 g/t, 98.3 g/t, 37.1 g/t, 24.5 g/t, 19.6 g/t and 11.05 g/t. Highlights from rock samples collected at RPM included gold grades of 291.0 g/t, 103.0 g/t, 9.3 g/t, 8.9 g/t, 8.8 g/t, and 5.0 g/t. The 291 g/t sample was collected at the location of RPM North. Multi-gram values were also returned from Train rock samples. 161 additional adjacent claims were acquired.

Drilling

Drilling at Korbel was the primary focus of the 2020 field season. 64 holes and 27,004 meters were drilled with diamond-core LF70 drilling rigs operated by Ruen Drilling. Highlights include:

●	KBDH-012 – 429m @ 0.6 g/t Au from 3m

○	Including 101m @ 1.3 g/t Au, 82m @ 1.5 g/t Au, and 30m @ 2.4 g/t Au

●	KBDH-024 – 549m @ 0.3 g/t Au from 3m

○	Including 97m @ 0.8 g/t Au, 15m @ 2.3g/t Au, and 3m @ 8.2 g/t Au

2021 Exploration

Surface Exploration

A total of 54 rock samples were collected, including representative chip samples, representative outcrop samples, high grade outcrop samples, and occasional talus samples. A total of 81 talus fines samples were also collected in the vicinity of various prospects. Notable high grade mineralization was sampled throughout the property from Korbel to RPM. Gold highlights from rock samples include 48.4 g/t Au near Stoney, 30.4 g/t near Train, 26.9 g/t near Korbel, 25.2 g/t at Train, 21.6 g/t at Train, and 12.5 g/t between Korbel and Portage Pass. The polymetallic system at Stoney was visited and sample returned anomalous silver and copper in addition to gold. Impressive gold in soil anomalies were discovered over a 1km traverse at Shoeshine. Relatively anomalous talus fines gold values were also returned from the northern cirques at Korbel. 196 additional claims were acquired along the western margin of the existing claim block.

Drilling

Nova focused the majority of their field season on Korbel, drilling 81 holes and 29,074 meters.

Korbel highlights include:

●	KBDH-072 – 308m @ 0.7 g/t Au from surface

○	Including 113m @ 1.0 g/t Au, 49m @ 1.5 g/t Au, and 21m @ 2.5 g/t Au

●	KBDH-081 – 277m @ 0.5 g/t Au from surface

○	Including 94m @ 1.0 g/t Au, 30 m @ 1.9 g/t Au, and 9m @ 4.4 g/t Au

Nova also drilled the first six holes at RPM totaling 2,567 meters.

RPM highlights include:

●	RPM-005 – 400m @ 3.5 g/t Au from surface

○	Including 287m @ 4.8 g/t Au, 132m @ 10.1 g/t Au, and 86m @ 14.1 g/t Au

2022 Exploration

Surface Exploration

163 rock samples and 184 soil samples were collected across the claim block in 2022. Samples were collected at several prospects including Discovery, Muddy Creek, Mount Estelle, Train, Trumpet, RPM, and Revelation. High-grade gold values were encountered at Discovery and Muddy Creek with gold values including 43.6 g/t, 15.9 g/t, and 5.8 g/t in rock samples. Numerous multi-gram gold in soils were returned over 1km in strike length at Muddy Creek, revealing one of the more impressive soil anomalies on the claim block. Rock samples around Mount Estelle returned gold values of 38.2 g/t, 25.9 g/t, and 7.0 g/t in addition to numerous ~1 g/t samples. The initial discovery at Trumpet was made just north of Train with rock samples returning gold values of 32.8 g/t, 16.6 g/t, 16.0 g/t, 13.6 g/t, and 12.7 g/t. Train was sampled in more detail with rock samples returning values of 80.2 g/t, 17.9 g/t, 17.7 g/t, 16.6 g/t, and 10.4 g/t in addition to numerous multi-gram samples. Follow-up sampling at Revelation revealed a continuous gold in soil anomaly over 300 meters. Recommendations were made to advance reconnaissance scale mapping and sampling at Stoney, and to develop the initial drilling campaign at Train and Trumpet.

Drilling

RPM was the primary focus of the 2022 drilling campaign. 31 holes and 10,719 meters were drilled. Drilling occurred at RPM North, RPM South, and in the valley below RPM. Drilling highlights at RPM North from 2022 included:

●	RPM-008 – 260m @ 3.6 g/t Au from 11m

○	Including 140m @ 6.5 g/t Au, 87m @ 10.1 g/t Au, and 56m @ 15.0 g/t Au

●	RPM-015 – 258m @ 5.1 g/t Au from surface

○	Including 161m @ 8.1 g/t Au, 117m @ 11.1 g/t Au, and 45m @ 25.3 g/t Au

●	RPM-022 – 193m @ 3.9 g/t Au from 4m

○	Including 67m @ 10.4 g/t Au, 43m @ 15.8 g/t Au, and 34m @ 19.4 g/t Au

Drilling highlights at RPM South from 2022 included:

●	RPM-023 – 333m @ 0.9 g/t Au from 8m

○	Including 116m @ 0.9 g/t Au, 94m @ 1.0 g/t Au, and 15m @ 2.3 g/t Au

●	RPM-028 – 352m @ 0.3 g/t Au from 8m

○	Including 131m @ 0.6 g/t Au, 52m @ 0.7 g/t Au, and 13m @ 1.4 g/ Au

10,289 meters were drilled at Korbel including 4,603 meters at Cathedral. The Korbel Main drilling was infill drilling for resource definition and the results confirmed continuity of mineralization but no highlights were reported. Highlights of the maiden drill program at Cathedral include:

●	CTDD-001 – 354m @ 0.3 g/t Au from 104m

○	Including 11m @ 1.1 g/t

●	CTDD-003B – 269m @ 0.4 g/t Au from 168m

○	Including 70m @ 0.6 g/t Au, and 3m @ 2.7 g/t Au

2023 Exploration

Surface Exploration

Extensive surface exploration mapping and sampling programs were conducted in 2023. A total 447 rock samples, 678 soil samples, and 21 stream sediment samples were collected throughout the property. New discoveries were made at what are now called the Styx and Stibium prospects, and are associated with anomalous gold and antimony. Previously known prospects were further refined with more detailed mapping and sampling. A recently exposed nunatak between Train and Trumpet was discovered to host gold-bearing quartz arsenopyrite veins with grades up to 132.5 g/t. A project high value of 1,290 g/t Au was collected in the vicinity of Shoeshine from an arsenopyrite vein. Numerous large quartz veins up to 4m thick were discovered in the vicinity of Trundle. Additional sampling was conducted near Stoney, and several new mineralized sulfide veins grading 5 g/t Au were discovered.

Surface sampling was conducted across the project area identifying numerous prospect areas. These are considered early stage green-fields exploration prospects that currently have no material impact on resources defined at the project. The results indicate potential for future resources in the areas and requires extensive follow up work to generate drill targets which the company is pursuing. The table below summarizes the surface exploration sampling results on prospects across the project area to date.

	Rock Chip						Soil						Stream
	Sample Count				high value	average	Sample Count				high value	average	Sample Count				high value	average
Prospect	total	<0.01 g/t Au	0.01-1.0 g/t Au	>1.0 g/t Au	g/t Au	g/t Au	count	<0.01 g/t Au	0.01-1.0 g/t Au	>1.0 g/t Au	g/t Au	g/t Au	count	<0.01 g/t Au	0.01-0.1 g/t Au	>0.1 g/t Au	g/t Au	g/t Au
Korbel	105	10	81	14	114	3.48	60		53	7	2.69	0.32
RPM	76	11	50	15	356	10.78	83	19	62	2	3.08	0.15
Train	94		29	65	80.2	8.09	67	1	49	17	2.86	0.66
Trumpet	102	2	56	44	132.5	4.66	75		69	6	4.8	0.39	1		1		0.033	0.033
Shoeshine	19		3	16	1290	82.35	33		24	9	7.54	1.22
Muddy Creek	47		17	30	127.5	18.15	23		4	19	6.09	2.52
Shadow	7		2	5	44.2	11.32	12		8	4	6.75	1.27
Discovery Creek	12		3	9	43.6	7.84	4		4		0.601	0.53	7		7		0.378	0.185429
Estelle	46	8	28	10	38.2	1.41	43	6	36	1	1.205	0.13
Stoney	27	1	14	12	48.4	3.44	15	6	9		0.15	0.03
Stibium	5		2	3	12.65	3.14	13		8	5	5.87	1.31	3	3			0.005	0.004
Styx	9	1	7	1	1.155	0.45	19	1	18		0.858	0.18
Portage Pass	15	2	9	4	12.5	1.39	29	9	20		0.405	0.08
Tomahawk	17	2	9	6	6.53	1.3	21		20	1	1.275	0.34
Trundle	21	1	7	13	20.9	3.3	11	1	10		0.456	0.18
Wombat	52		36	16	24.2	1.71	45		40	5	2.82	0.4
West Wing	12		8	4	25.8	3.17	21	1	17	3	3.26	0.38
Revelation	25	2	19	4	3.44	0.5	35		30	5	2.93	0.46
T5	19	5	13	1	74.5	4.11	29	6	20	3	3.39	0.35
Fifty One	8		8		0.273	0.15	19	10	8	1	1.075	0.08
Regional	70	22	41	7	19	0.88	257	82	173	2	7.32	0.09	10	9	1		0.039	0.0086

Total:	788	67	442	279			914	142	682	90			21	12	9	0

Geophysics

In 2023, a drone operator was contracted to fly aero-magnetics over the mineralization encountered at Trundle. The results of this survey are currently being processed by a geophysicist, but a preliminary review has shown strong magnetic contrast coincident with mineralized quartz veins encountered at surface. Further processing is anticipated to reveal several deeper structures not encountered at surface.

Drilling

The focus of the 2023 drilling season was entirely at RPM. 6,632 meters were drilled over 29 holes at RPM North, RPM South, and at RPM Valley in the valley below.

Highlights from RPM North in 2023 include:

●	RPM-056 – 98m @ 3.4 g/t Au from 48m

○	Including 38m @ 7.5 g/t Au and 27m @ 10.4 g/t Au

●	RPM-057 – 120m @ 5.0 g/t Au from 93m

○	Including 79m @ 7.4 g/t Au and 63m @ 9.0 g/t Au

●	RPM-061 – 74m @ 2.5 g/t Au from 83m

○	Including 13m @ 6.2 g/t Au and 6m @ 11.5 g/t Au

Highlights from RPM South in 2023 include:

●	RPM-042 – 23m @ 1.1 g/t Au from 14m

○	Including 10m @ 1.7 g/t and 6m @ 1.9 g/t

An initial limited scout drilling program comprising of 589m in 6 holes from one pad was started at the Train prospect and paused early due to poor weather, priorities elsewhere and cost savings. The target at Train remains wide open with several target zones still to be tested. As such, further work is required, and the company plans to re-commence the drilling program at a later date.

Drill assay results confirmed anomalous gold (>0.1g/t) throughout with several sample intervals returning >1 g/t as detailed below, with best results including:

●	TRN-001 – 1.4m @ 2.3 g/t Au from 7m
●	TRN-002 - 3.0m @ 1.5 g/t Au from 38m
●	TRN-003 – 1.4m @ 3.3 g/t Au from 7m

The table below summarizes the drilling which we have completed at the Estelle Gold Project up to December 31, 2023. Note the Estelle Gold Project mineral resource estimate in the S-K 1300 report was defined using the drilling information available on March 31, 2023. Drilling undertaken after March 31, 2023 will be used for an updated MRE at a later date.

	RPM (North, South & Valley)		Train		Korbel Main		Cathedral		Total
Year	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)

Pre-2019	1	182	-	-	5	1,159	1	283	7	1,624
2019	-	-	-	-	32	2,105	-	-	32	2,105
2020	-	-	-	-	64	27,004	-	-	64	27,004
2021	6	2,567	-	-	81	29,074	-	-	87	31,641
2022	31	10,719	-	-	21	5,686	10	4,603	62	21,008
2023	29	6,632	6	589	-	-	-	-	35	7,221
Total	67	20,100	6	589	203	65,028	11	4,886	287	90,603

Geological Setting

The Estelle Gold Project is located in the Alaska Range in the southwestern extremity of the Tintina Gold Province, within the Dillinger sub-member of the Farewell Terrane, comprising Cambrian to Devonian deep-water basinal shales and sandstones. Both the terrane and the Tintina Gold Province terminate on the Broad Pass/ Mulchatna Fault Zone, near the Estelle Gold Project’s southern property boundary.

Within the property, lie the Mesozoic marine sedimentary rocks of the Kahiltna terrane. Regionally, these marine rocks were intruded by several plutons. The Mount Estelle pluton has been dated at 65 to 66 Ma. This pluton is compositionally zoned and is made up of a granite core transitioning to quartz monzonite, quartz monzodiorite, augite monzodiorite, diorite, and lamprophyric mafic and ultramafic rocks. The intrusion contains xenoliths of metasedimentary country rocks into which it was intruded. Tourmaline and beryl have been observed in, and adjacent to the pluton. The rock surrounding the Mt. Estelle pluton has undergone contact metamorphism and is locally hornfelsed. There is red staining which likely indicates disseminations of pyrite along fracture faces. Adjacent to the pluton, local sericite and clay alteration is also found.

The Estelle pluton is cut by several dikes which range in composition from aplite, gabbro, dacite, and lamprophyre. These structures are found in the felsic and intermediate phases of the pluton. Gold, associated with pyrrhotite, chalcopyrite, pentlandite and molybdenite also occurs in ultramafic rocks on the south side of the pluton. Mineralization is less common in the sedimentary rocks.

Anomalous gold, platinum-group elements, copper, chrome, nickel and arsenic are reported from many of the composite plutons of the Yentna trend and gold and platinum-group-element placers have been worked at several sites downstream from the plutons.

The high-grade RPM deposit within the Estelle Gold Project lies within a plutonic complex intruding a Jurassic to early Cretaceous flysch sequence. The intrusive complex consists of ultramafic to felsic plutons of Late Cretaceous/Early Tertiary age (69.7 Ma) and are centrally located in a region of arc-magmatic related gold deposits. Though mineralization at Estelle is generally restricted to the intrusive rocks, mineralization at RPM occurs in both the intrusive and hornfels. At RPM, roof pendants of hornfels occur overlying multiple intrusive units. Fingers of fine-grained aplite, monzonite and biotite-rich diorite cut the hornfels. All of the lithologic units are in turn cut by stockwork and/or sheeted veins. Veins range in size and character from meter-wide quartz ± sulfide to millimeter-scale quartz-arsenopyrite veins and centimeter-scale quartz-tourmaline-sulfide veins. A granitic intrusive body, which underlies the hornfels and crops out in the southern part of the prospect area appears to be potentially related to mineralization.

Mineralization and Deposit Types

The deposits on the Estelle Gold Project are all large near-surface Intrusion Related Gold Systems (IRGS). Further classification indicates that this is a reduced IRGS (RIRGS) which are distinct from gold-rich porphyry deposits (Sillitoe, 2000) and gold-rich skarn deposits. These deposits have their own distinct classification because they are associated with low oxygen fugacity granitoids (ilmenite-series plutons that lack magnetite) that also have low sulfur fugacity of the ore minerals that make up the deposit. These types of deposits can also contain Au-Bi-Te-As (±W, Mo, Sb) metal assemblages. Another characteristic feature of RIRGS is that they have sheeted quartz veins containing sulfides within the intrusive body.

The term reduced is used to highlight that these magmas are associated with a reduced oxidation state of the felsic, ilmenite-series plutons that lack magnetite as well as their exsolved fluids. These deposits are known for their sheeted arrays of auriferous quartz veins that have a preference for forming in the brittle carapace at the top of small plutons. These carapaces allow the fluids and metals to be concentrated forming bulk-tonnage, low-grade gold deposits such as Korbel and RPM. Mineralization can also occur in the hornfelsed rock (present at RPM), however the gold mineralization in the intrusion itself will most likely contain the highest concentrations of gold (RPM and Korbel).

Since 2018 we have been aggressively and systematically exploring the multiple prospects within the project area. To date, we have proven a S-K 1300 compliant gold resource estimate of 5.17 Moz Au, of which 85% or 4.41 Moz Au is attributable to Nova, which is hosted within 4 mineral resource deposits:

●	Korbel Main: A bulk tonnage deposit, located in the Korbel area in the North of the project, which has a confirmed strike length of over 2.5km and up to 500m depth, and remains open with significant potential to further extend the mineralization.

●	Cathedral: Another bulk tonnage deposit located nearby and similar to Korbel Main. An initial maiden Inferred resource has confirmed a strike length of at least 800m and 350m wide. The deposit remains wide open in all directions and the potential for high-grade zones exist with up to 114 g/t Au in surface rock chip samples.

●	RPM North: A high-grade deposit, located in the RPM area in the South of the project, which has a 450m strike length and 150m width, defined by close spaced resource drilling, and remains open. It also includes a high-grade Measured and Indicated core 100m long x 50m wide x 300m deep and significant potential remains to further extend the mineralization.

●	RPM South: A newly discovered zone where initial drilling has confirmed a genetically link to RPM North. Currently resources have a strike length of 400m and 250m width. Over 600m of perspective strike length potentially connects RPM South with RPM North which is the highest priority drill target within the Estelle Gold Project with significant positive implications for further resource upside.

In addition to the 4 defined mineral resource deposits, the project also contains numerous other identified prospects at various stages of exploration including, blocks C, D, Isabella, Sweet Jenny, You Beauty, Shoeshine, Shadow, Train, Muddy Creek, Discovery, Trumpet, Stoney, T5, Tomahawk, Trundle, Rainy Day, West Wing, Stibium, Styx, Portage Pass, NK, Revelation, and Wombat (See figure 9).

Sampling, Analysis and Data Verification

Samples are taken each 10 feet (3.05m) unless there is a change in lithology. In these cases samples are broken into lithologic boundaries. Samples are then half cut with one of the half cuts being crushed and homogenized and bagged on site before being securely sent to the ALS laboratory in Fairbanks Alaska for processing. The other half cut is archived in the core box it came from in the core library on site. Three different types of Standard Reference Materials (SRM) are inserted each 20 samples. Duplicates of the reject are taken each 20 samples. One blank is inserted each 40 samples. Data is plotted and evaluated to see if the samples plot within accepted tolerance. If any “out of control” samples are noted, the laboratory is notified and the data is re-run to verify the results.

Detailed QA/QC analysis is undertaken on an ongoing basis by Vannu Khounphakdee.

Samples are tested for gold using ALS Fire Assay Au-ICP21 technique.

Assay data intercepts are compiled and calculated by the CP and then verified by corporate management prior to the release to the public.

All maps and locations are in UTM grid (NAD83 Z5N) and have been measured by a digital Trimble GNSS system with a lateral accuracy of <30cm and a vertical accuracy of <50cm.

Drill holes have been spaced in a radial pattern such that all dimensions of the resource model are tested. Future geo-stats will be run on the data to determine if addition infill drilling will be required to confirm continuity.

The relationship between the drilling orientation and the orientation of key mineralised structures is confirmed by drill hole data driven ongoing detailed structural analysis by OTS structural consultants.

Mineral Resource Estimates

Over 90,000m of diamond and RC drilling has been undertaken for all deposits, in support of a S-K 1300 compliant mineral resource estimate (MRE) of 5.17 Moz Au across the Estelle Gold Project, of which 85% or 4.41 Moz Au is attributable to Nova Minerals. This MRE is based on the drilling information available on March 31, 2023, and contains measured, indicated and inferred categories. Resources were estimated for each deposit by Multiple Indicator Kriging (MIK) with block support adjustment reflecting large scale open pit mining. Drilling undertaken after March 31, 2023, along with future targeted drilling programs, are planned to potentially upgrade both the size and confidence of the MRE.

The following table sets forth the MRE for Nova’s 85% attributable interest in the Estelle Gold Project as detailed in the S-K 1300 Report with an effective date of January 31, 2024. We believe our mineral reserve and mineral resource estimates at January 31, 2024 remain reasonable and, therefore, we believe the estimates prepared by Roughstock Mining Services, Nova Minerals Limited, Matrix Resource Consultants, METS Engineering, Yukuskokon Professional Services, and Jade North LLC remain a reasonable estimate of our mineral resources and mineral reserves at June 30, 2024.

		Measured			Indicated			Measured + Indicated			Inferred			Total
		Tons	Grade	Au	Tons	Grade	Au	Tons	Grade	Au	Tons	Grade	Au	Tons	Grade	Au
Deposit	Cutoff	MT	Au g/t	Moz	MT	Au g/t	Moz	MT	Au g/t	Moz	MT	Au g/t	Moz	MT	Au g/t	Moz
RPM North	0.20	1.2	4.1	0.16	2.6	1.6	0.13	3.7	2.4	0.29	20	0.60	0.39	24	0.89	0.68
RPM South	0.20										20	0.47	0.30	20	0.47	0.30
Total RPM		1.2	4.1	0.16	2.6	1.6	0.13	3.7	2.4	0.29	40	0.54	0.69	44	0.70	0.98
Korbel Main	0.15				210	0.31	2.09	210	0.31	2.09	30	0.27	0.26	240	0.31	2.35
Cathedral	0.15										120	0.28	1.08	120	0.28	1.08
Total Korbel					210	0.31	2.09	210	0.31	2.09	150	0.28	1.34	360	0.30	3.43
Total Estelle Gold Project		1.2	4.1	0.16	213	0.33	2.22	214	0.35	2.38	190	0.33	2.03	404	0.34	4.41

Notes to the above table:

1.	A mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction.
2.	The mineral resource applies a reasonable prospect of economic extraction with the following assumptions:

●	Resources are constrained within optimized pit shells that reflect a conventional large-scale truck and shovel open pit operation with the cost and revenue parameters as follows
●	Gold price of US$2,000/oz
●	5% royalty on recovered ounces
●	Pit slope angles of 50[o]
●	Mining cost of US$1.65/t
●	Processing cost for RPM US$9.80/t and for Korbel US$5.23/t (inclusive of ore sorting for Korbel)
●	Combined processing recoveries of 88.20% for RPM and 75.94% for Korbel
●	General and Administrative Cost of US$1.30/t
●	Tonnage and grades are rounded to two significant figures and ounces are rounded to 1,000 ounces. Rounding errors are apparent.

The US$2,000/oz pit shell constraining the Korbel Main mineral resources extends over around 2.3km of strike with an average width of around 600m, and a maximum vertical depth below surface of approximately 430m.

The US$2,000/oz pit shell constraining the Cathedral mineral resources extends over approximately 1.2km north-south by up to approximately 820m east-west, with a maximum vertical depth below surface of approximately 520m.

The RPM US$2,000/oz resource pit shell encompasses the RPM North and South mineral resources. In the RPM North area, it covers an area around 840m east -west by 700m north-south and reaches a maximum vertical depth below topography of approximately 340m. In the RPM South area, it covers an area around 450 m east-west by 480m north-south and reaches a maximum vertical depth below topography of approximately 250m.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

Estimation Methodology

Mineral resources were estimated for each deposit by Multiple Indicator Kriging (MIK) with block support adjustment reflecting large scale open pit mining, a method that has been demonstrated to provide reliable estimates of recoverable open pit resources in gold deposits of diverse geological styles.

The estimates for each deposit are based on 3.048m (10 foot) down-hole composited gold assay grades from RC and diamond drilling coded by between one and three mineralized domains which delineate zones within which the tenor and spatial trends of mineralization are similar.

For each mineralized domain 14, indicator thresholds were defined using a consistent set of percentiles. Bin grades used for MIK modelling were selected from bin mean grades with the exception of the upper bin grades which were selected on a case-by-case basis, with commonly either the bin median, or bin mean excluding outlier grades was selected. This approach reduces the impact of small numbers of extreme gold grades on estimated resources and is appropriate for MIK modelling of highly variable mineralization such as the Estelle deposits. Mineralization continuity was characterized by indicator variograms modelled at the 14 indicator thresholds.

The estimates include a bulk density of 2.65 t/bcm for each deposit, supported by caliper measurements of mineralized drill core samples.

The estimates are classified as Measured, Indicated or Inferred, primarily reflecting the drill hole spacing.

Cut-off Grades

A cut-off grade of 0.20 g/t was chosen for reporting the RPM North and South mineral resources, and a cut-off grade of 0.15 g/t was chosen for reporting the Korbel Main and Cathedral mineral resources.

The cut-off grade for the RPM South and RPM North deposits is calculated as the grade required to pay for processing, transportation to the mill, and G&A costs. The mill cut-off grade for the Korbel Main and Cathedral deposits is calculated as the grade required to pay for ore-sorting, subsequent processing and G&A costs. The reduced processing costs for Korbel Main and Cathedral reflect the average mass rejected by the sorters. An average sorter recovery was included in the cut-off grade calculation.

The cut-off grade calculations and the input parameters used are shown in the table below.

Cut-off Grade Formula

Cut off (g/t)=	Combined Processing Cost + Difference between ore and waste mining cost
(Realized Gold Price ($/g) x Combined Metallurgical Recovery)

Korbel Main and Cathedral cut-off grade calculation
	Gold Price ($/g)	= US$2,000/31.103477 =US$64.301/gram
	Realized Gold Price ($/g) =	= Gold Price ($/g) x (1-Royalty(%))
= US$64.301 x (1-0.05)
= US$61.086 /gram
Parameters	Combined Processing Cost($/ore ton)	=Sorter Cost + Processing Cost + G&A Cost
=US$0.73 +US$4.50+US$1.30
= US$6.53/t
	Difference between ore and waste mining cost ($/t)	=US$0.00/t
	Combined Metallurgical Recovery	=0.7594
Calculated cut-off (g/t)		=(US$6.53+0.00) / (US$61.086 x 0.7594)
=0.141 g/t
Rounded cut-off (g/t)		= 0.15 g/t

RPM North and South cut-off grade calculation
	Gold Price ($/g)	= US$2,000/31.103477 =US$64.301/gram
	Realized Gold Price ($/g) =	= Gold Price ($/g) x (1-Royalty(%))
= US$64.301 x (1-0.05)
= US$61.086 /gram
Parameters	Combined Processing Cost($/ore ton)	= Processing Cost + G&A Cost
=US$9.80+US$1.30
= US$11.10/t
	Difference between ore and waste mining cost ($/t)	=US$0.00/t
	Combined Metallurgical Recovery	=0.8820
Calculated cut-off (g/t)		=(US$11.10+0.00) / (US$61.086 x 0.8820)
=0.206 g/t
Rounded cut-off (g/t)		= 0.20 g/t

Mineral Processing, Metallurgical Testing and Recovery Methods

An extensive metallurgical test program was conducted to support the mineral resource estimate. Composite samples representing different gold grades from the Estelle Gold Project deposits were formulated from ½ split core samples for the test programs. In addition, a master composite representing each deposit was also prepared for testing. The scope of the metallurgical study consisted of sample preparation, head sample characterization, gravity concentration, sulfide flotation, and regrinding of concentrates followed by cyanidation. Testing was conducted by Bureau Veritas Commodities Canada Ltd. in Richmond, BC, Canada.

The amenability of the rock samples to sorting was conducted by the TOMRA Sorting Inc. facility in Sydney. The test program assessed the heterogeneity of the deposit based on the gold grade of the selected rock samples. Sorting was evaluated using the Dual Energy X-Ray Transmission (DEXRT) sensor technology on approximately 200 rock samples with a total mass of 588 kg ranging between 10 and 80 mm (~ ½ to 3 inches). The tests were run in a four-stage XRT sorting configuration at different scanner sensitivity settings to produce the highest concentrate grade with the least mass pull in the first stage. With each additional stage, the conditions were adjusted to be less selective, increasing recovery however decreasing the concentrate grade.

Based on preliminary metallurgy and ore sorting tests, in combination with economic considerations, a robust project flowsheet and initial level processing plant design has been established. The flow sheet indicates that the gold is easily liberated from the Estelle ore bodies using conventional technology for an average recovery of 88.3%, with further optimization planned.

The process plant was designed using conventional processing unit operations with the addition of XRT ore sorting systems. Only ore originating from Korbel Main and Cathedral will be sorted, with ore originating from the RPM deposits bypassing the sorters. The ore sorting test work performed to date was preliminary in nature in support of the flow sheet to determine the trade off on the gold recoveries. With the preliminary nature of the study, it is still yet to be determined if ore sorting will be included in the final flowsheet and future economic analysis. The product of the process will be doré bars.

Run-of-mine and run–of-stockpile ore will be hauled to the sorting facility where it will be crushed in a primary gyratory crusher before going through a sizing screen. The fines fraction head will be fed directly to the high-pressure grinding rolls (HPGR), the mid-sized material will be fed to the XRT ore sorting system, and the oversize material will be crushed in a secondary cone crusher. The ore sorting system will separate the economical ore out from the waste, transporting it to an HPGR. The product of the HPGR will be sent to a closed circuit consisting of a ball mill and hydrocyclone cluster. The P80 overflow of 75µm will flow through the flotation circuit. The tailings from this process will be sent to the tailing’s thickener. The concentrate will move on to the cyclone cluster and IsaMill for fine grinding to P80 of 22µm before finally moving on to the pre-leach thickener where the underflow will report to the leach and CIP circuits.

The gold leached in the CIP circuit will be recovered by activated carbon and elution. From this elution circuit, the gold will be recovered by electrowinning cells in the gold room. The gold sludge will be dried, mixed with fluxes, and then smelted in a furnace to produce doré bars. Carbon will be re-activated in a regeneration kiln before being re-used in the CIP circuit. The CIP tailings will be treated for cyanide in the cyanide destruction circuit before being pumped to the tailings thickener. The waste byproduct of the tailings thickener will be pumped to the tailings storage facility.

Figure 7 The Estelle Gold Project simplified flow sheet

Mining Methods

The open pit optimization assumptions are based on a conventional truck and shovel mining method. The pit shells used for the resource estimation are based on a 50o overall slope angle.

Economic Analysis

No detailed economic analysis is provided in the S-K 1300 Report and the investor is cautioned that only mineral resources are being presented.

Other Assets

In addition to the Estelle Gold Project, we currently own interests in companies that partially provide a hedge against fluctuations in the gold price and expose us to the upside of other high growth sectors. We may look to divest these investments in the future if we believe we can generate an attractive return or if we believe such divestment is in the best interests of our shareholders. However, we do not intend for the ownership of investment securities of other companies to be a material part of our operational strategy.

Our investments include:

●	Snow Lake Resourced Limited (Nasdaq: LITM)

We own a 23.07% ownership stake (as of October 18, 2024) in Snow Lake Resources Ltd. d/b/a Snow Lake Energy (“Snow Lake”), a Canadian clean energy exploration company listed on Nasdaq (LITM) with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects. The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia. The Snow Lake Lithium Project is an exploration stage project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba. Snow Lake’s current focus is advancing the exploration of its two uranium projects to supply the minerals and resources needed for the clean energy transition, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.

Uranium Projects

Snow Lake’s two uranium exploration projects are the Engo Valley Uranium Project in Namibia, and the Black Lake Uranium Project in the Athabasca Basin, Saskatchewan, Canada.

Engo Valley Uranium Project

The Engo Valley Uranium Project is located in the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia. Uranium mineralization was discovered in 1973 and exploration was conducted intermittently by Gencor between 1974 and 1980.

Black Lake Uranium Project

The Black Lake Uranium Project is located in the northeastern Athabasca Basin, Saskatchewan. Uranium mineralization was discovered in 1950 and exploration was conducted intermittently by a number of companies during the 1950’s and 1970’s. The Black Lake Uranium Project is considered to be an exploration stage project with historical, non-modern mining code compliant uranium resources, that would also benefit from modern exploration techniques and technology for uranium exploration.

Lithium Projects

Snow Lake has two lithium projects, the Snow Lake Lithium Project, an exploration stage project in Northern Manitoba and the Shatford Lake Lithium Project, an exploration stage project adjacent to the Tanco lithium mine in Southern Manitoba.

Snow Lake Lithium Project

The Thompson Brothers and Grass River properties (collectively known as the Snow Lake Lithium Project f/k/a the Thompson Brothers Lithium project) are in North-Central Manitoba at the northeast end of Wekusko Lake, with approximate UTM coordinates of 455,000 E and 6,080,000 N, NAD83 Zone 14, lying within National Topographic System (NTS) Map Sheet 63JSE13. Snow Lake has a large land position encompassing approximately 60,577 acres in a pro-mining community with nearly a century of historic and consistent mining in the area.

Year round access to the property is available via boat, barge, helicopter or winter ice roads, with existing infrastructure including a powerline which traverses the property, an airstrip located 8.5km to the North, major road access within 11km and rail access 6.5km to the South.

Figure 8 Map of the Snow Lake Lithium Project claim blocks

The Snow Lake Lithium Project is geographically located in the Churchill geological province at the northeastern edge of the east-trending Flin Flon Volcanic Belt. The geological province has been dated at 1.92-1.88 billion years. The Flin Flon domain lies to the South of the Kisseynew Sedimentary Gneiss Belt which is 140 km wide, 240 km long and trending east. The Kisseynew Domain is a metasedimentary terrane that was caught in the collision zone of the Trans-Hudson orogen between the Archean Superior and Hearne Cratons at approximately 1.9-1.7 billion years. (Ansdell, K.M., et al., 1995) The generation of 1.92-1.87 billion years arc and oceanic crust in the Reindeer zone was followed by intra-oceanic accretion. Subsequently, intrusive and volcanic arcs had developed on top of the intra-oceanic accretionary complex which make up the Flin Flon Domain. To the south of the Flin Flon domain, rocks from the West Canada Sedimentary Basin can be found.

The Flin Flon belt has been the host to a variety of precious base metal and REE deposits. Major mineralizing events took place during the 3 stages of crustal development of the Trans-Hudson Orogen. These deformation events were pre-accretion, post-accretion, and continent-continent collision. Gold and syngenetic base metal gold deposits are associated with the pre-accretionary stage. The syn- post-accretionary stage hosts intrusion-related precious metal deposits. The continental collision stage is the host to orogenic gold and lithium-cesium-tantalum pegmatite deposits. The mineral being sought after at the Snow Lake project is spodumene, a pyroxene group, lithium aluminum silicate (LiAlSi2O6). Spodumene occurs as prismatic and elongated crystals and tends to have striations across the crystal face. It comes in a variety of colors, generally based on how iron-rich the mineral is. Iron rich minerals appear dark green while white spodumene is a product of low iron. Interestingly, the Thompson Brothers Lithium project’s spodumene is a light green color but is Fe-poor.

Due to a number of factors, including warmer than normal winter weather conditions in Northern Manitoba during early 2024, and the current state of the lithium market, Snow Lake did not undertake its planned winter drilling campaign. Additional exploration, including additional infill drilling, and drilling of the open extensions of both the Thompson Brothers and Grass River deposits, will not take place during 2024.

The Snow Lake Lithium Project currently has a S-K 1300 compliant combined open pit and underground mineral resource estimate of 90,896 tons Li2O, of which 23.07% or 20,970 tons Li2O is attributable to Nova Minerals, through its 23.07% holding in Snow Lake Resources.

The following table sets forth Nova’s 23.07% attributable interest in the Snow Lake Lithium Project open pit and underground MRE’s.

		Measured			Indicated			Measured + Indicated			Inferred			Total
		Tons	Grade	Li20%	Tons	Grade	Li20%	Tons	Grade	Li20%	Tons	Grade	Li20%	Tons	Grade	Li20%
Deposit	Cutoff	(t)	Li20%	Tons	(t)	Li20%	Tons	(t)	Li20%	Tons	(t)	Li20%	Tons	(t)	Li20%	Tons
Open Pit	0.05	0.02	0.98	191	0.07	1.03	672	0.09	1.02	863	0.05	0.87	465	0.14	0.96	1,328
Underground	0.30	0.15	1.15	1,764	1.45	1.11	16,035	1.60	1.11	17,799	0.18	1.03	1,843	1.78	1.11	19,642
Total		0.17	1.13	1,955	1.52	1.11	16,707	1.69	1.11	18,662	0.23	0.99	2,308	1.92	1.09	20,970

Notes to the above table:

1.	A mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction.
2.

The mineral resource applies a reasonable prospect of economic extraction with the following assumptions:

a. Underground MRE assumptions

● 6% Li20 contrate price of US$3,500/ton

● Mining cost/ton of US$33.46

● Processing cost/ton of US$15.82

● Concentrate haulage/ton of US$15.02 for 6% spodumene

b. Open pit MRE assumptions

● 1% Direct Ship Ore (DSO) price of US$504/ton

● Contract mining cost/ton of US$4.85

● Processing cost/ton of US15.82

● Concentrate haulage/ton of US$99.97 for 1% DSO

The deposits remain open along strike and at depth and Snow Lake is undertaking resource expansion drilling to significantly increase the resource size and confidence of the deposit.

Shatford Lake Lithium Project

The Shatford Lake Lithium Project is an exploration stage project located in Southern Manitoba, contiguous to the southern boundary of the Tanco Mine. The Tanco Mine is located on the northwest shore of Bernic Lake, Lac du Bonnet, Manitoba,

In April 2022, we sold 3,000,000 shares in Snow Lake that generated gross proceeds of US$18 million, thus reducing our interest in Snow Lake from 9,600,000 shares to 6,600,000 shares. We continue to hold 6,600,000 Snow Lake shares, representing 23.07% of Snow Lake’s issued and outstanding shares as of October 18, 2024.

●	Asra Minerals Limited (ASX:ASR)

We hold a free carried investment of 5.73% (as of the date of this report) in Asra Minerals Limited (“Asra” or ASX Ticker: ASR”), an exploration company based in Western Australia and listed on the ASX (ASR). Asra is a highly active gold, lithium and rare earths exploration and development company with an extensive and strategic land holding comprising of numerous projects and over 400km² of tenure in the Goldfields Region of Western Australia. All projects are nearby to excellent infrastructure and lie within 50km of major mining towns.

Asra’s flagship Mt Stirling Project consists of 10 major gold prospects, two recent rare earths discoveries, and widespread highly anomalous cobalt and scandium mineralisation.

Asra’s project is close to existing major mining operations and neighbors Red 5’s King of the Hills gold mine which boasts Australia’s ninth largest gold ore reserve and a 16-year mine life. The region has recently produced approximately 14Moz of gold from mines such as Tower Hills, Sons of Gwalia, Thunderbox, Harbor Lights and Gwalia.

Asra also currently holds a large equity holding in Quebec Lithium explorer, Loyal Lithium (ASX: LLI) and a large equity joint ventures with Zuleika Gold (ASX: ZAG) and Monger Gold (now LLI) in the Kalgoorlie-Menzie goldfields region.

Figure 9: Map of Asra Minerals project claim blocks

●	Rotor X Aircraft Manufacturing

We also hold a free carried investment of 9.9% in Rotor X Aircraft Manufacturing (“Rotor X”), a pre-IPO revenue generating US-based company that seeks to lead the development of electric VTOL (Vertical Take-Off and Landing) aircraft and innovative low operating cost heavy lift drone technology. Rotor X Aircraft Manufacturing is a helicopter kit manufacturing company that provides the world’s most affordable and reliable 2 seat personal helicopter. Recently Rotor X also announced that it has entered the electric vertical take-off and landing (eVTOL) market with the aim of developing innovative, low operating cost heavy-lift electric helicopters and drones, to support mining and other industries, as well as the growing urban air taxi market.

The potential benefits for our mining operations through the innovative application of clean aircraft technology have been the primary motive behind our investment in Rotor X.

Our Opportunity

We believe that the Estelle Gold Project has provided us with a potentially lucrative gold mining opportunity similar to the Carlin Gold Trend (the “Carlin”) due to its large size and low grade bulk mines. The Carlin Trend is located in Nevada and is host to one of America’s largest gold endowments currently estimated at 130Moz of gold and since it commenced operations in 1963 has produced over 84Moz gold.

When a subsidiary of Newmont Gold Corporation opened the Carlin mine, it was the world’s first open pit primary gold mine, mining vast bulk tonnages of low grade ore which were crushed, ground and treated by cyanidation with high recovery rates.

The technological know-how in mineral exploration and mine development gained from the Carlin Trend was also quickly applied to other low grade bulk mines around the world.

Similar to the Carlin Trend, the Estelle Gold Project has a vast mineralized land position. In our experience, very few mining companies own a district scale gold asset with an already defined large gold resource, in a Fraser Institute ranked top 4 investment jurisdiction, on State lands, with the possibility for long term opportunity of potentially multiple mines across one single project site, like we have at Estelle. All deposits are open with thick ore zones from surface and a low strip ratio, amendable to large scale bulk mining using conventional truck and shovel methods, with further drill programs planned, which could potentially continue to increase both the size and confidence of the resource base over the coming years.

In 2023 we drilled approximately 7,000m, the majority of which was focused on the RPM area with the aim to further prove up and expand the resource at RPM, including the North, South and Valley zones and test the potential of inter-connection between these zones. To date, this drilling has not been included in any mineral resource estimates and may provide potential future resource upside.

Approximately 600m of exploration drilling was also conducted in the Train prospect area, where RPM-style gold mineralization as well as multi-element silver, copper, antimony and other critical minerals have been identified in surface exploration work. The Train prospect is situated approximately 6km north of RPM covering an area 4.5km long and 2.5km wide representing another very large intrusive related mineralized system. The Train prospect area is considered a high priority target for potential discovery and definition of an additional 3rd resource deposit.

Extensive surface exploration mapping and sampling programs were also conducted as part of the 2023 field season, along with the re-examination of multi-element data from historical samples. These were primarily focused on the RPM and Train areas, as well as at the highly prospective 3km long polymetallic Au-Ag-Cu system at the Stoney prospect.

In addition to the 4 already defined resource deposits, Nova also has 20 other known prospects at various stages of advancement across the 35km long mineralised corridor, including the recent significant discoveries at the Train/Trumpet, Discovery/Muddy Creek, Wombat, Stibium, Styx and Stoney prospects.

At Train, geological observations and high-grade rock chip samples indicate another possibly large IRGS exposed at surface with a 1km strike length and 500m width. Structural controls and more high-grade rock chips also show a possible genetic link to the nearby Trumpet prospect with a strike length of 1.5km between the two prospects.

At the new Discovery and Muddy Creek prospects surface exploration sampling in 2023 has identified one of the most continuous high-grade zones of mineralization on the property, with a 1.5km long surface gold anomaly with multiple high-grade rock and soil samples.

New gold-antimony targets were identified in the Stibium and Styx prospects with the discovery of high grade stibnite, a primary ore source for the rare mineral antimony, associated with the gold systems, which represents a significant development for us as antimony is listed as a critical and strategic mineral to US economic and national security interests with no current US domestic supply.

At the Shoeshine prospect a property wide record 1,290 g/t Au rock sample was discovered as well as significant concentrations of the critical mineral antimony and copper and silver.

In the Stoney area, surface sampling and mapping has identified a high-grade polymetallic gold, copper and silver stacked vein system along a 4km strike length, up to 10m wide and over 300m of vertical extent and the results of further surface exploration mapping and sampling programs conducted in the area in 2023 have identified indications of gold, silver, copper and antimony as well.

At the recently discovered Wombat prospect soil and rock samples have identified the thickest gold-bearing veins to date on the property with over a 1km strike length in what appears to be a porphyry gold-copper area.

As systematic reconnaissance exploration programs continue, we expect further discoveries of surface outcropping deposits could potentially create a long term opportunity of future mine life through a pipeline of exploitable resources, assuming that we are able to prove additional reserves on our property and that we are also able to develop and market such reserves in a profitable manner.

As the Company now progresses to the feasibility study stage, numerous studies required to commence and complete a formal Feasibility Study are currently underway to test potential improvements and optimization of the flowsheet including:

●	Optimized plant size with the aim being to process high-grade ore early in the mining schedule, with a smaller milling circuit, and more selective ore sorting commencing in 2 to 3 years to process the medium grade material, with lower grade material sent to heap leach;
●	Evaluation of heap leaching potential, a well-proven low-cost gold recovery method for lower grade material and material rejected from ore sorters, to lift annual gold production;
●	Investigating various heap leaching options, including agglomeration and alternative leach reagents;
●	Assessing extraction options of the highly elevated concentrations of silver, copper, antimony and other critical minerals identified across the project which could potentially provide valuable by-product credits;
●	Reviewing various selective ore sorting options on material from both RPM and Korbel with Steinert ore sorting to test a combination of different sensors including, XRT density, color, laser and induction, to potentially improve the ore sorting results further; and
●	Investigating alternative technology options, such as SAG (Semi Autogenous Grinding) mills, coarse flotation using Hydrofloat technology and gravity recovery using a Reflux Classifier to further improve and optimize the process flowsheet.

Our Competitive Strengths

We believe that we are an industry leader based on the speed and manner in which we have been growing our global resource inventory, working within relatively small budgets. In just over 5 years, our fundamental achievements include:

●	The discovery of a district scale gold, antimony, and other critical minerals project in a safe jurisdiction on Alaska State lands (no native or federal land across the Estelle Gold property), at a very low cost of discovery per ounce;
●	Drilled over 90,000m, including very thick high-grade intercepts at RPM, to define a large gold resource from green fields, with deposits spread across 4 large near surface intrusion related gold systems (IRGS) which are continuing to grow with ongoing exploration and drilling programs to potentially improve both the size and confidence of the resource;
●	Established infrastructure for year-round operation;
●	Established a proven and robust flow sheet which easy liberates the gold using conventional technology; and
●	Build strong relationships with the Alaskan community, suppliers and the State government.

Coupled with a potentially lucrative asset, we have also established a leadership team of experienced mining executives and operators with a history of growing and de-risking projects, including a local well connected CEO who has significant experience in bringing mines into production having worked on major projects including Sepon, Carosue Dam, Batu Hijau and the Carlin Trend. All with a united vision of getting Estelle into production as fast as possible to become a world-class global gold producer and who have personally collectively invested approximately US$6 million in us through options conversion, placements and multiple on-market purchases.

We also pride ourselves on our innovation and efficiency, which we believe is evidenced by our extremely low discovery cost of below. We continue to develop our strategies and initiatives to improve its business plans and operations, in particular with respect to the Estelle Gold Project. Some of the innovations we have undertaken to date include:

●	Particle density X-Ray ore sorting. Ore sorting test work conducted on drill core samples from Estelle ore demonstrates great potential for less processing and increased mine production to successfully separate the gold-bearing veins.

●	On-site independent preparation facility. We have established an onsite preparation facility which has the capacity to process up to 7,500 samples per month, providing significant cost savings as the samples are prepared through drying, crushing and splitting on site, significantly reducing the sample weight that is shipped from site to the laboratory for analysis. This also allows us to bypass the commercial prep-lab which in turn improves the assay result turnaround time.

Our Growth Strategies

Our growth strategy is to get the Estelle Gold Project into production as fast as possible to become a tier one global gold producer in order to maximize shareholder value. The Feasibility Study currently underway is considering a strategy with a scalable operation (Figure 14), subject to market conditions and strategic partners, by developing;

●	A High-Grade RPM Starter Mine (Option 1)

Establishing an initial lower capex smaller scale operation at the high-grade RPM deposit for potential near term cashflow at high margins to self-fund expansion plans;

●	A Stand Alone Antimony-Gold Starter Mine (Option 2)

With China announcing export restrictions on antimony, the Company is now also investigating the possibility to fast track the Stibium gold-antimony prospect development option with potential US Dept. of Defense (DoD) support and is subject to DoD funding; and/or

●	The Expanded Project – Korbel + RPM + Regional (Option 3)

Scalability – Large project for both gold and critical minerals with a pipeline spanning decades of potential production from over 20 known prospects. Higher capex larger mining operation with increased gold production, cash flow, and mine life, which is of interest to potential future large gold company strategic partners.

Figure 10: Estelle staged development options – Deferred capital/funding early production

Estelle’s Projected Timeline to Production

●	2024 drill program - RPM resource definition drilling for FS and targeted drilling at other prospects across the project area for gold, antimony and other critical minerals (Q3)

●	FS trade off study work and geotechnical drilling (Ongoing throughout 2024)

●	Global MRE update (2024 and 2025)

●	FS, including updated MRE with resources from the 2023 and 2024 drill programs (2025)

●	BFS and permitting (2026)

●	Option 1, High-Grade RPM starter mine production, subject to permits and approval (2026)

●	Option 2, Stand-alone antimony-gold starter mine production, subject to Dept of Defense funding (2026)

●	Option 3, The expanded project - Decision to mine and financing (2027)

●	Option 3, The expanded project - Commence mine construction (2027/2028)

●	Option 3, The expanded project – Production and 1st gold pour (Late 2028)

●	Ongoing exploration to assess district wide opportunities to increase the resource pipeline

* All timelines are projected only and subject to assay lab turnarounds, market and operating conditions, all necessary approvals, regulatory requirements, weather events and no unforeseen delays.

Figure 11: Estelle’s projected timeline to production with development optionality

Figure 12: Our long-term growth strategy

Uses of Gold

While gold is widely known to be used in jewelry, coins, and investments, it is also used extensively as an industrial metal in electronics manufacturing, as it has high electrical conductivity, is easy to work with, and is resistant to tarnishing.

Figure 13: Uses of gold in the United States – Source USGS 2022

Everyday products which use gold in their manufacturing include:

●	Smartphones, where gold is used in the circuit boards, connectors, and contacts due to its excellent conductivity and resistance to corrosion
●	Computers, laptops and tablets, where gold is used in the processors, memory chips, circuit boards and connectors to ensure reliable electrical connections
●	Televisions, where gold is used in the production of flat-panel displays, connectors, and solder joints
●	Gaming consoles, where gold is utilized for circuitry and connector components
●	Digital cameras, where gold is used in the circuitry, contacts, and connectors
●	Wearable devices, such as smartwatches and fitness trackers, which incorporate gold in their electronic components
●	Audio equipment, where gold is employed for connectors and internal wiring
●	GPS devices, where gold is utilized for connectors and circuitry
●	Medical devices, such as pacemakers and hearing aids, which contain gold due to its biocompatibility and excellent electrical properties.

Figure 14: Gold computer connections: Gold in a computer memory chip

More recently gold is also a metal that is being used in the batteries for electric vehicles (EVs), as its conductivity helps to ensure that electricity can flow freely and efficiently throughout the battery and being non-reactive it won’t rust or degrade over time, making it a perfect material for long-term use in EVs.

Gold also plays an important role in the financial reserves of numerous nations with central bank buying dramatically increasing since 2010.

Central banks hold gold to:

●	Balance foreign exchange reserves in order to manage risk from currency holdings and to promote stability during economic turmoil
●	Hedge against fiat currencies due to inflation
●	Diversify portfolios to protect from volatility as gold has an inverse correlation with the US dollar

With the current environment of high inflation and geopolitical uncertainty, central banks brought a record 1,136 tons of gold in 2022 (Source IMF).

Figure 15: Timeline of central bank gold demand

Material Contracts

Incorporated Joint Venture Agreement

On December 17, 2017, Nova Minerals Limited, and AK Minerals Pty Ltd for and on behalf of AKCM (AUST) Pty Ltd entered into a joint venture agreement (the “Incorporated JV Agreement”). Pursuant to the terms of the Incorporated JV Agreement, Nova Minerals Limited and AK Minerals Pty Ltd agreed to associate themselves as an incorporated joint venture to conduct exploration and mining operations on the mining tenements in Anchorage, Mt. McKinley and Kuskokwim as part of the Estelle and Farewell projects.

The Incorporated JV Agreement will continue in force until the earlier of (i) there being only one remaining party to the agreement; (ii) until terminated by the unanimous agreement of the parties; or (iii) until terminated under the default provisions of the agreement.

Minerals Royalty Agreement

On May 21, 2018, AK Custom Mining LLC (“Payer”), AK Minerals Pty Ltd (“Payee”) and AKCM (AUST) Pty Ltd (“Guarantor”) entered into a minerals royalty agreement (the “Minerals Royalty Agreement”). Pursuant to the Incorporated JV Agreement, Payee is entitled to a right to a royalty from exploration and mining operations. Thus, pursuant to the Minerals Royalty Agreement, the Payer agreed to pay the Payee a royalty on all ore, concentrates or other products extracted, sold, removed or otherwise dispose of.

The royalty percentage under the Minerals Royalty Agreement is 2% and the interest rate is the rate which is the highest of the unsecured business overdraft rate of the National Australia Bank, Commonwealth Bank of Australia, Westpac and ANZ Banking Group. The royalty payable by the Payer to the Payee is calculated by multiplying the royalty percentage by the quarterly gross revenue and adjustments minus allowable deductions for that given quarter.

Convertible Loan Facility

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations” for a discussion of our Convertible Loan Facility with Nebari Gold Fund 1, LP.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

The Tintina Belt has a history of multiple magmatic events and is associated with a wide range of base and precious metals. We compete with other companies who own deposits in the same area.

Environmental, Social and Governance

We are committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans. We have established strong and collaborative working relationships with the communities adjacent to our operations to ensure we have a meaningful impact on their culture, environment, and economic prosperity. Where possible, we do this by prioritizing local procurement and employment and investing in community partnering initiatives consistent with our core values: Integrity, Respect and Openness.

We also take our environmental responsibilities seriously and is committed to achieving excellence in environmental management through understanding the sensitivities of working within the region.

All works are governed by the Application for Permits to Mine in Alaska (APMA). There are strict provisions governing exploration and mining in Alaska, as well as legislation and a large number of supporting regulations.

Over the last 5 years we have spent in excess of USD$50M directly and indirectly into the local Alaskan economy, supported over 50 local Alaskan businesses and through contractors employed 100’s Alaskans from local communities.

While we are currently in the exploration and development phase of our Estelle Gold Project, as the project moves into the construction and operation phases there will be an exponential increase in the number of local jobs and services required.

Intellectual Property

We do not own any registered intellectual property rights.

Facilities

Our company’s registered office is located in Suite 5 on 242 Hawthorn Road in Caulfield, Australia, which we lease for a nominal fee.

We own an all season fully operational 80-man camp facility near the confluence of Portage Creek and the Skwentna River. The camp is serviced with a 4,000 foot gravel airstrip for wheel-based aircrafts including the large DC3 aircraft. The camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors, connex camp units, several wood-framed buildings, kitchen, fuel storage area, core shack and core preparation facility.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Employees and Human Capital Resources

As of June 30, 2024, we employ 1 employee in Australia in a corporate head office capacity, None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

We believe that an engaged, diverse, and inclusive culture is essential for the success of our business, and we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain and motivate qualified personnel. The growth and development of our workforce is an integral part of our success. We are also committed to developing and fostering a culture of diversity and inclusion and know that a company’s ultimate success is directly linked to its ability to identify and hire talented individuals from all backgrounds and perspectives.

For further detail see the section titled “Item 6. Directors, Senior Management and Employees.”

Government Regulation

Our mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs that we will incur to complete the work required to comply with existing laws and regulations. Actual costs may differ from the amounts estimated. Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

In the U.S., an unpatented mining claim on unappropriated federal land may be acquired pursuant to procedures established by the Mining Law of 1872 and other federal and state laws. These acts generally provide that a citizen of the U.S. (including a corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon appropriate federal lands, provided that such lands have not been withdrawn from mineral location, e.g., national parks, military reservations and lands designated as part of the National Wilderness Preservation System. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to such non-record facts as the sufficiency of the discovery of minerals, proper posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record. Prior to discovery of a locatable mineral on an unpatented mining claim, a mining claim may be open to location by others unless the owner is in possession of the claim.

To maintain an unpatented mining claim in good standing, the claim owner must file with the Bureau of Land Management, an annual maintenance fee (US$165 for each claim, which may change year to year), a maintenance fee waiver certification, or proof of labor or affidavit of assessment work, all in accordance with the laws at the time of filing which may periodically change.

In connection with mining, milling and exploration activities, we are subject to United States federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. The departments responsible for the environmental regulation include the United States Environmental Protection Agency, the Alaska Department of Environmental Protection and Bureau of Land Management. Any of these regulators have broad authority to shut down and/or levy fines against facilities that do not comply with their environmental regulations or standards. Potential areas of environmental consideration for mining companies, including ours, include but are not limited to, acid rock drainage, cyanide containment and handling, contamination of water sources, dust, and noise.

We have obtained the permits necessary to develop, construct the camp, and associated facilities and the permits to conduct mineral exploration on our Estelle property. In connection with these permits and exploration activities in Alaska, we are subject to various federal, state and local laws and regulations governing protection of the environment, including, but not limited to, the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right-to-Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws. These laws and regulations are continually changing and are generally becoming more restrictive.

C. Organizational Structure

We have the following material, direct and indirect owned subsidiaries: AKCM (AUST) Pty Ltd, Alaska Range Resources LLC, AK Operations LLC and AK Custom Mining LLC.

The following chart depicts our corporate structure together with the jurisdiction of incorporation of our subsidiaries and related holding companies.

Nova Minerals Ltd
(Australia)
85% owned
AKCM (AUST) PTY LTD
(Australia)
100% owned
Alaska Range Resources LLC
(Alaska, USA)
100% owned
AK Custom Mining LLC
(Alaska, USA)
100% owned
AK Operations LLC
(Alaska, USA)

See Exhibit 8.1 “List of subsidiaries of the Registrant” of this annual report for a list of our significant subsidiaries.

D. Property, Plants and Equipment

Intellectual Property

We do not own any registered intellectual property rights.

Properties

Our company’s registered office is located in Suite 5 on 242 Hawthorn Road in Caulfield, Australia, which we lease for a nominal fee.

We own an all season fully operational 80-man camp facility near the confluence of Portage Creek and the Skwentna River. The camp is serviced with a 4,000 foot gravel airstrip for wheel-based aircrafts including the large DC3 aircraft. The camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors, connex camp units, several wood-framed buildings, kitchen, fuel storage area, core shack and core preparation facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP, as well as “Presentation of Financial and Other Information” and “Item 4. Information on the Company⸺B. Business Overview.” Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in “Item 3. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.

Our fiscal year ends on June 30. Accordingly, references herein to “fiscal year 2024,” “fiscal year 2023” and “fiscal year 2022” relate to the years ended June 30, 2024, June 30, 2023 and June 30, 2022, respectively.

A. Operating Results

Overview

We are a dual ASX and Nasdaq listed mining exploration stage company with a gold, antimony, and critical minerals project in Alaska. Our flagship project is the 85% owned Estelle Gold Project, which comprises of 803 State of Alaska mining claims covering in aggregate of 127,102 acres (514km2) and is subject to a 2% net smelter royalty payable to AK Minerals.

The project is situated approximately 150km northwest of Anchorage, Alaska’s largest city, on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant antimony deposits and was a historical North American antimony producer.

Our vision is to develop the Estelle Gold Project to become a world class, tier-one, global gold producer. The project contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified advanced gold prospects, including two already defined multi-million ounce resources across four deposits containing a combined S-K 1300 compliant 5.17 Moz Au (0.18 Moz Au Measured, 2.54 Moz Au Indicated, and 2.45 Moz Inferred) of which Nova’s 85% attributable interest is 4.41 Moz Au (0.16 Moz Au Measured, 2.22 Moz Au Indicated, and. 2.03 Moz Inferred).

Recently the Company has also discovered antimony and other critical minerals coincident with the gold in surface sampling on numerous prospects across the project, with several of these prospects currently drill ready.

Operational Highlights from 2024 include:

●	6,600m highly targeted drill program completed, to step out and infill RPM North and RPM Valley
●	More thick, high-grade gold intercepts reported at RPM North
●	Extensive surface sampling exploration program undertaken which resulted in many new gold, antimony, silver, copper, and critical minerals discoveries, and 3 new prospects, Stibium, Styx, and Wombat.
●	Rare critical mineral Stibnite (the primary ore source for antimony) discovered on the property at numerous prospects
●	Staked an additional 63km2 of prospective claims
●	Strategic review identified staged development options for the project which are being investigated as part of the FS currently underway
●	Successful US listing completed on the NASDAQ

Our 2025 Financial Year Next Steps include:

●	RPM resource drilling and results

●	Updated Mineral Resource Estimate (MRE) for 2023 and 2024 drilling results, and higher gold price

●	Lidar survey results across the property to enable detailed infrastructure design, mineral reserve classification, exploration, etc.

●	Material Feasibility Study (FS) test work results and trade-off studies as they become available

●	Results and potential new discoveries from the ongoing surface exploration mapping and sampling program

●	Metallurgical test work ongoing

●	Environmental test work ongoing

●	West Susitna access road update

Statement of Profit or Loss and Other Comprehensive Income

As an exploration company, the Company does not have an ongoing source of revenue. Its revenue stream is normally from interest received on cash at bank. Administration expenses increased from A$2,721,273 in 2023 to A$3,536,622 in 2024 primarily due to increase legal costs, USA listing fees, and marketing fees. Share-based expense was A$780,235 in 2023 compared to A$335,669 in 2024. Snow Lake Resources impairment was nil 2023 compared to A$ 7,687,745   in 2024. Share of losses of associate was A$6,254,759   in 2023 compared to A$1,975,595 in 2024. As a result the loss for the consolidated entity after providing for income tax amounted to A$16,389,292 (2023: A$11,571,240).

Statement of Financial Position

At 30 June 2024, the Company had cash at bank of A$3,149,909 (2023:A $19,240,707). During the year, trade and other receivables decreased from A$495,186 to A$328,794, and capitalized exploration expenditure increased from A$81,070,075 to A$92,117,750 as a result of expenditure incurred on the Estelle Gold project. At 30 June 2024, the Company had total liabilities of A$8,862,289 (2023: A$8,946,817). As a result, the Company had net assets of A$98,383,732 as at 30 June 2024 (2023: A$113,389,965).

Cashflow

During the year, the Company paid A$3,666,768 (2023: A$3,083,677) for operating activities; paid A$13,321,921 (2023: A$24,139,677) for investing activities; and received A$986,892 (2023: A$25,158,615) from financing activities.

This Operating and Financial Review and Prospects was prepared in conjunction with our audited consolidated financial statements for the years ended June 30, 2024, 2023 and 2022.

Recent Developments

July 2024 Public Offering

On July 25, 2024, we consummated our underwritten public offering of 475,000 units, with each unit consisting of one ADS and one warrant to purchase one ADS, at a price to the public of US$6.92 per unit, for gross proceeds of approximately US$3.3 million and net proceeds of approximately US$2.03 million. The offering also included the purchase by the underwriters of 47,500 warrants to purchase 47,500 ADSs in connection with the partial exercise by the underwriters of their over-allotment option.

2024 Exploration Drilling and Surface Sampling Programs Commenced

On July 31, 2024, we commenced resource definition drilling at the RPM North deposit and surface sampling exploration field programs across the wider Estelle project area, including the gold-antimony prospects at Stibium, Styx, and Train.

Additional Mining Claims

In August 2024, we announced that we staked an additional 3 State of Alaska mining claims, totaling approximately 1km2, adjacent to the Stibium prospect. The claims were staked to capture more prospective ground.

Nebari Variation Agreement

On September 19, 2024, we entered into a Variation Agreement (the “September 2024 Variation Agreement”) with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement are that, subject to shareholder approval at the Annual General Meeting of the Company to be held in November 2024, we will have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024 and the conversion price of the facility will be reduced to A$0.25. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring us to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000 upon signing of such agreement without shareholder approval. If the September 2024 Variation Agreement is not approved by our shareholders, the Nebari facility will remain repayable on its current terms (including the A$0.53 conversion price) and would be due for repayment on November 29, 2025, other than the minimum liquidity financial covenant variation mentioned above which is effective upon execution of such agreement.

September 2024 Public Offering

On September 25, 2024, we consummated an underwritten public offering of 473,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of US$5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $2.37 million and net proceeds of approximately US$1.86 million.

Feasibility Study

On September 20, 2024, we announced our ability to accelerate the RPM early start up option to a Feasibility Study (FS) for delivery in 2025 by undertaking internal optimization studies aimed to investigate how it can potentially generate as much early cashflow as possible to organically fund our expansion plans across the Estelle project. This also gives us the ability to continue our advanced discussions with the US Dept. of Defense (“DoD”) in relation to potentially establishing a starter antimony operation at Stibium in parallel.

Engagement of Whittle Consulting

The Company announced on 2 October 2024 that it has engaged Whittle Consulting to advance the project optimization with the primary objective being to establish the potential scope and scale of an early small-scale operation at Estelle to produce revenue from near-surface high-grade areas at minimum capital cost and time to permit. While the study will focus on the early small-scale operation, it will also dovetail with the plan for realizing the value of the complete resource across the project area in the longer term, and in particular will direct future activities for engineering, test work, and drilling whilst moving towards a FS in 2025.

Drilling Results

On October 9, 2024, we announced initial drill results from the 1st eight holes of the 21 hole 2024 drill program conducted in the RPM starter pit area which included 41m @ 4.6 g/t Au from surface. The results from shallow infill and step-out drilling confirms continuity of near surface high-grade mineralization at RPM North with multiple broad intersections grading > 5 g/t Au from surface and sample interval grades up to 39 g/t Au.

On October 16, 2024 we announced further drill results from another seven holes of the 2024 drill program at RPM which included 39m @ 5.4 g/t Au from surface. These results showed that the high-grade gold intersections targeting near surface mineralization above the current high-grade Measured and Indicated core continue at RPM North with all holes ending in mineralization.

On October 23, 2024, we announced the drill results from the final six holes of the 2024 drill program conducted at RPM, which included 29m @ 7.1 g/t Au from surface, in advance of a mineral resource estimate update. Assay results from all 21 holes from the 2024 resource drilling program prove high-grade gold mineralization greater than 2 g/t Au extend to surface above the current Measured (180,000 oz @ 4.1 g/t Au) and Measured and Indicated (330,000 oz @ 2.4 g/t) high-grade core within the existing RPM North resource area.

Results of Operations

Comparison of the fiscal years ended June 30, 2024 and 2023

The following tables set forth our results of operations in Australian dollars for the years ended June 30, 2024 and 2023.

	For the year ended June 30,
	2024	2023	Change
	A$	A$	A$	%
Revenue
Other income, gains and losses	(9,979,000)	(6,043,040)	(3,935,960)	65%
Expenses
Administration expense	3,536,622	2,721,273	815,349	30%
Contractors and consultants	1,264,728	739,380	525,348	71%
Share based payments	335,669	780,235	(444,566)	(57)%
Finance costs	695,312	359,031	336,281	94%
Amortization of financial liability	577,961	928,281	(350,320)	(38)%
Total Expenses	6,410,292	5,528,200	882,092	16%
(Loss)/Profit after income tax	(16,389,292)	(11,571,240)	(4,818,052)	42%
Total comprehensive (loss)/income	(16,327,801)	(9,629,678)	(6,698,123)	70%

Other income, gains and losses

Other income, gains and losses was a loss of A$(9,979,000) in fiscal year 2024 compared to a loss of A$(6,043,040) in fiscal year 2023, an increase of A$(3,935,960) or 65%, because there was a larger impairment of the investment in Snow Lake in 2024, as it was written down to fair market value.

Administration expense

Administration expense increased to A$3,536,622 in fiscal year 2024 from A$2,721,273 in fiscal year 2023, an increase of A$815,349 or 30%, as a result of increased legal, accounting, and other expenses related to the initial US NASDAQ listing.

Contractors and consultants

Contractors and consultants increased to A$1,264,728 in fiscal year 2024 from A$739,380 in fiscal year 2023, an increase of A$525,348 or 71%, as a result of an increase in contractor expenses relating to mine and engineering consulting on the Estelle Gold Project and capital raising.

Share based payments

Share based payments decreased to A$335,669 in fiscal year 2024 from A$780,235 in fiscal year 2023, a decrease of A$444,566 or 57%, as a result of a decrease and impairment in the amount of options and performance rights issued to directors and consultants.

Finance costs

Finance costs increased to A$695,312 in fiscal year 2024 from A$359,031 in fiscal year 2023, an increase of A$336,281 or 94%, as a result of an increase in costs relating to the Nebari convertible loan.

Amortization of financial liability

Amortization of financial liability decreased to A$577,961 in fiscal year 2024 from A$928,281 in fiscal year 2023, a decrease of A$350,320 or 38%, as a result of the amortization costs relating to the Nebari convertible loan.

(Loss/Profit) after income tax

(Loss)/Profit after income tax was a loss of A$(16,389,292) in fiscal year 2024 compared to a loss of A($11,571,240) in fiscal year 2023, an increase of A$4,818,025 or 42%, as in 2024 there was an impairment of the remaining investment in Snow Lake, and an increase in administration expenses.

Total comprehensive (loss)/income

Total comprehensive (loss)/income was to a loss of A$(16,327,801) in fiscal year 2024 compared to a loss of A$(9,629,678) in fiscal year 2023, an increase of A$6,698,123 or 70%, as in 2024 there was an impairment of the investment in Snow Lake, and an increase in administration expenses.

Comparison of the fiscal years ended June 30, 2023 and 2022

The following tables set forth our results of operations in Australian dollars for the years ended June 30, 2023 and 2022.

	For the year ended June 30,
	2023	2022	Change
	A$	A$	A$	%
Revenue
Other income, gains and losses	(6,043,040)	39,633,276	(45,676,316)	(115)%
Expenses
Administration expense	2,721,273	2,980,714	(259,441)	-(9)%
Contractors and consultants	739,380	907,623	(168,243)	(19)%
Share based payments	780,235	1,200,053	(419,818)	(35)%
Finance costs	359,031	142,065	216,966	153%
Amortization of financial liability	928,281	-	928,281	100%
Total Expenses	5,528,200	5,230,455	297,745	6%
(Loss)/Profit after income tax	(11,571,240)	34,402,821	(45,974,061)	(134)%
Total comprehensive (loss)/income	(9,629,678)	38,097,293	(47,726,971)	(125)%

Other income, gains and losses

Other income, gains and losses was a loss of A$(6,043,040) in fiscal year 2023 compared to a gain of A$39,633,276 in fiscal year 2022, a decrease of A$45,676,316 or 115%, because in 2022 there was a gain from the deconsolidation of Snow Lake Resources Ltd, net of subsequent impairment of the remaining investment in Snow Lake, accounted for using equity accounting.

Administration expense

Administration expense decreased to A$2,721,273 in fiscal year 2023 from A$2,980,714 in fiscal year 2022, a decrease of A$259,441 or 9%, as a result of a decrease in legal, audit fees and administration expenses relating to Snow Lake Resources Ltd. that was deconsolidated in 2022.

Contractors and consultants

Contractors and consultants decreased to A$739,380 in fiscal year 2023 from A$907,623 in fiscal year 2022, a decrease of A$168,243 or 19%, as a result of a decrease in contractor expenses relating to Snow Lake Resources Ltd. that was deconsolidated in 2022.

Share based payments

Share based payments decreased to A$780,235 in fiscal year 2023 from A$1,200,053 in fiscal year 2022, a decrease of A$419,818 or 35%, as a result of a decrease in the amount of options and performance rights issued to directors.

Finance costs

Finance costs increased to A$359,031 in fiscal year 2023 from A$142,065 in fiscal year 2022, an increase of $216,966 or 153%, as a result of an increase in costs relating to the Nebari convertible loan.

Amortization of financial liability

Amortization of financial liability increased to A$928,281 in fiscal year 2023 from A$0 in fiscal year 2022, an increase of A$928,281 or 100%, as a result of the amortization costs relating to the Nebari convertible loan.

(Loss/Profit) after income tax

(Loss)/Profit after income tax was a loss of A$(11,571,240) in fiscal year 2023 compared to a gain of A$34,402,821 in fiscal year 2022, a decrease of A$45,974,061 or 134%, as in 2022 there was a gain from the deconsolidation of Snow Lake Resources Ltd, net of subsequent impairment of the remaining investment in Snow Lake, accounted for using equity accounting.

Total comprehensive (loss)/income

Total comprehensive (loss)/income was to a loss of A$(9,629,678) in fiscal year 2023 compared to a gain of A$38,097,293 in fiscal year 2022, a decrease of A$47,726,971 or 125%, as in 2022 there was a gain from the deconsolidation of Snow Lake Resources Ltd., net of subsequent impairment of the remaining investment in Snow Lake, accounted for using equity accounting.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through interest earned from cash on term deposit, monetization of assets including the sale of a portion of our holding in Snow Lake Resources Ltd., and a US$5 million draw down on the convertible facility with Nebari in November 2022.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, in the last three fiscal years.

	Fiscal Year	Number of Shares		Net Proceeds
				(A$)
Ordinary Shares (net of costs)	2022	12,109,091	(1)	10,790,561
Ordinary Shares (net of costs)	2023	30,687,676	(1)	17,273,412
Ordinary Shares (net of costs)	2024	4,166,920		985,899

(1)	We performed a share consolidation on November 29, 2021, based on a 10:1 ratio. Amounts shown above are the number of shares issued post to the consolidation.

Capital Requirements

As of June 30, 2024, we had cash and cash equivalents of A$3,149,909. On such date, our only capital commitment was the repayment of the Nebari convertible loan facility of US$5,420,934 due to mature on November 29, 2025. On September 19, 2024, we entered into a Variation Agreement (the “September 2024 Variation Agreement”) with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement are that, subject to shareholder approval at the Annual General Meeting of the Company to be held in November 2024, we will have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024 and the conversion price of the facility will be reduced to A$0.25. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring us to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000 upon signing of such agreement without shareholder approval. If the September 2024 Variation Agreement is not approved by our shareholders, the Nebari facility will remain repayable on its current terms (including the A$0.53 conversion price) and would be due for repayment on November 29, 2025, other than the minimum liquidity financial covenant variation mentioned above which is effective upon execution of such agreement. We do not have any other capital commitments in the next 12 months, and any future commitments for exploration activity will be dependent on the level of future funds raised.

On April 12, 2024, we completed a placement of 2,083,336 new fully paid ordinary shares at an issue price of A$0.24 per share to raise A$500,000 (before costs). In addition, as part of this placement, 2,083,333 new fully paid ordinary shares to raise an additional A$500,000 under the placement, representing participation by our Executive Directors & CEO, were issued on June 6, 2024 following shareholder approval at a General Meeting of the Company held on May 31, 2024.

On July 25, 2024, we consummated our underwritten public offering of 475,000 units, with each unit consisting of one ADS and one warrant to purchase one ADS, at a price to the public of US$6.92 per unit, for gross proceeds of approximately US$3.3 million and net proceeds of approximately US$2.03 million. The offering also included the purchase by the underwriters of 47,500 warrants to purchase 47,500 ADSs in connection with the partial exercise by the underwriters of their over-allotment option.

On September 25, 2024, we consummated an underwritten public offering of 473,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of $5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $2,37 million and net proceeds of approximately $1.86 million.

We anticipate that our current cash, along with readily available financing sources, including our excess capacity under the Nebari credit facility, our listed investments that can be realized as needed to support the Company’s cash flows, and the cash raised from our recent July 2024 and September 2024 public offerings will be sufficient to fund our operations for more than 12 months from the date of this report. However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the development of our projects. We do not expect to generate significant revenue until late 2028, subject to permit and approvals necessary to develop a mine amongst other unforeseen delays.

We therefore expect to continue to incur substantial losses in the near future.

Cash Flows

Comparison of cash flows for the fiscal year ended June 30, 2024 with fiscal year ended  June 30, 2023

The following table summarizes our cash flows for the periods presented:

	For the year ended June 30,
	2024	2023
	A$	A$
Net cash used in operating activities	(3,666,768)	(3,083,677)
Net cash used in investing activities	(13,321,921)	(24,139,677)
Net cash from financing activities	986,892	25,158,615

Operating Activities

Net cash used in operating activities increased to A$3,666,768 in fiscal year 2024 from A$3,083,677 in fiscal year 2023, as a result of an increase in payments to suppliers and interest paid on the Nebari convertible loan.

Investing Activities

Net cash used in investing activities decreased to A$13,321,921 in fiscal year 2024 from A$24,139,677 in fiscal year 2023, as exploration expenditure decreased significantly in 2024 mainly due to a much smaller drill program on the Estelle Gold Project.

Financing Activities

Net cash provided from financing activities decreased to A$986,892 in fiscal year 2024 from A$25,158,615 in fiscal year 2023, as only minimal funds were raised from the proceeds of share issuances this year.

Comparison of cash flows for the fiscal year ended June 30, 2023 with fiscal year ended June 30, 2022

The following table summarizes our cash flows for the periods presented:

	For the year ended June 30,
	2023	2022
	A$	A$
Net cash used in operating activities	(3,083,677)	(2,855,761)
Net cash used in investing activities	(24,139,677)	(3,957,726)
Net cash from financing activities	25,158,615	11,153,036

Operating Activities

Net cash used in operating activities increased to A$3,083,677 in fiscal year 2023 from A$2,855,761 in fiscal year 2022, as a result of an increase in payments to suppliers and employees.

Investing Activities

Net cash used in investing activities increased to A$24,139,677 in fiscal year 2023 from A$3,957,726 in fiscal year 2022, as the 2022 numbers include A$22,279,880 proceeds from the sale of some Snow Lake Resources Ltd.’s shares.

Financing Activities

Net cash provided from financing activities increased to A$25,158,615 in fiscal year 2023 from A$11,153,036 in fiscal year 2022, as a result of an increase in the proceeds from the issuance of shares, and the proceeds received from the Nebari convertible loan facility.

Contractual Obligations

On November 21, 2022, we entered into a convertible loan facility with Nebari. As of June 30, 2024 and the date of this report we have drawn down US$5 million on the facility. The key terms of the facility are:

●	Amount: Up to US$7 million in funds is available as an unsecured senior debt in 2 tranches. A fixed amount of US$5 million was drawn down immediately and up to an additional US$2 million is available upon mutual agreement.

●	Term: 36 months from the closing date (following approval by our shareholders of the March 2024 Variation Agreement to the Nebari facility described below and our exercise of our right to extend the term of the facility on June 6, 2024) or 48 months from the closing if our shareholders approve the September 2024 Variation Agreement at our Annual General Meeting to be held in November 2024 as further described below.

●	Discount: Original issue discount of 2.778% of the tranche 1 principal only, added to the principal amount (resulting in original principal amount of US$5,142,857).

●	Coupon: 6% per annum, adjusted by the delta over a 3% SOFR floor with an upper limit and with an initial 9-month interest holiday period to be capitalized into the principal amount (US$278,077 in capitalized interest, when added to the original principal amount of US$5,142,857 results in a current principal amount of US$5,420,934).

●	Setup Fee: 1% on the drawdown of the tranche 1 principal and 1% of the tranche 2 principal if it is also drawn down.

●	Conversion: Nebari has the option to convert up to 100% of the principal, plus any accrued interest (“Conversion Amount”) at a Conversion Price of A$0.53, (following approval by our shareholders of the March 2024 Variation Agreement to the Nebari facility described below), which conversion price may be reduced to A$0.25 if our shareholders approve the September 2024 Variation agreement at our Annual General Meeting to be held in November 2024 as further described below. The Conversion Price was originally calculated based on the agreement which states the Conversion Price is equal to a 30% premium to the volume weighted average price (“VWAP”) of our shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date, subject to standard anti-dilution adjustments). The conversion of the Nebari loan facility was approved by shareholders’ of the Company at meeting held January 31 2023. Nebari has agreed to waive their conversion right for a period of three-months upon notice from us (the “Waiver Period”), which notice was given on September 19, 2024. If during the Waiver Period, the price of our ordinary shares is greater than the conversion price (A$0.53), then we agreed to pay Nebari US$20,000 for each full calendar week that Nebari is unable to convert all or any part of the Conversion Amount under our agreement with them. We will seek shareholder approval to refresh our capacity to convert the Conversion Amount at our upcoming Annual General Meeting to be held in November 2024.

●	Forced Conversion: If our share price is greater than 150% of the Conversion Price (A$1.53), then we, at our option may elect to force Nebari to convert the Conversion Amount, at the Conversion Price.

●

Voluntary Prepayment: In addition to voluntary prepayment in cash, we may repay up to 50% of the outstanding principal in discounted shares (10% discount to the 15-day VWAP proceeding the prepayment date). In the event of a voluntary prepayment, we will also issue Nebari options to subscribe for our shares, with a 2 year expiry period from the date of the options issuance, at a strike price of A$1.09 (Strike Price calculated based on the agreement which states the strike price is equal to a 40% premium to the VWAP of our shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date and in the amount of 80% of the Prepayment Amount divided by the Strike Price.

On March 6, 2024 we entered into a Variation Agreement (the “March 2024 Variation Agreement”) to amend the terms of the Nebari facility. The terms of the March 2024 Variation Agreement were approved by shareholders at a General Meeting of the Company held on May 31, 2024, and give us the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2025. In consideration of the grant of the right to extend the facility, we paid Nebari the sum of US$55,000 on June 1, 2024 and the conversion price of the facility was reduced to A$0.53. On June 6, 2024, we exercised our right under the March 2024 Variation Agreement to extend the repayment date of the facility to November 29, 2025. On May 22, 2024, we entered into a Variation Agreement with Nebari under which the covenant under the convertible loan facility for minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to US$1,500,000 for the month ended June 30, 2024.

On September 19, 2024, we entered into the September 2024 Variation Agreement to amend certain terms of the Nebari loan facility The terms of the September 2024 Variation Agreement are that, subject to shareholder approval at the Annual General Meeting of the Company to be held in November 2024, we will have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024 and the conversion price of the facility will be reduced to A$0.25. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring us to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000 upon signing of such agreement without shareholder approval. If the September 2024 Variation Agreement is not approved by our shareholders, the Nebari facility will remain repayable on its current terms (including the A$0.53 conversion price) and would be due for repayment on November 29, 2025, other than the minimum liquidity financial covenant variation mentioned above which is effective upon execution of such agreement.

Off-Balance Sheet Arrangements

During the years ended June 30, 2024, 2023 and 2022, we did not have any material off-balance sheet arrangements.

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

C. Research and Development, Patents and Licenses, etc.

The Company has no significant research and development plans at present

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

E. Critical Accounting Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Share-Based Payment Transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Allowance for Expected Credit Losses

The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include recent sales experience and historical collection rates.

Fair Value Measurement Hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of Useful Lives of Assets

The consolidated entity determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Exploration and Evaluation Costs

Exploration and evaluation costs have been capitalized on the basis that the consolidated entity expects to commence commercial production in the future, from which time the costs will be amortized in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalized which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalized. In addition, costs are only capitalized that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. In accordance with IFRS 6, the Company has capitalized the following exploration and evaluation cost:

a.	Acquisition of rights to explore;
b.	Topographical, geological, geochemical and geophysical studies, as well as technical feasibility and commercial viability studies; and
c.	Exploratory drilling, trenching and sampling costs.

To the extent that capitalized costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made. In accordance with IFRS 6, exploration and evaluation assets will be assessed for impairment if facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, the Company will measure, present and disclose any resulting impairment loss.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this report.

NAME	AGE	POSITION
Christopher Gerteisen	51	Chief Executive Officer and Executive Director
Michael Melamed	48	Chief Financial Officer
Richard Beazley	60	Non-Executive Chairman and Non -Executive Director
Craig Bentley	55	Director of Finance & Compliance and Executive Director
Avi Geller	36	Non-Executive Director
Louie Simens	42	Executive Director
Rodrigo Pasqua	35	Non-Executive Director
Ian Pamensky	56	Company Secretary

Christopher Gerteisen. Mr. Gerteisen became our Chief Executive Office and a Director in September 2019. Mr. Gerteisen has served as manager of our AK Custom Mining LLC subsidiary since 2017,our Alaska Range Resources LLC subsidiary since 2022 and our AK Operations LLC subsidiary since 2018. Mr. Gerteisen has served as director of Viridis Mining and Minerals from 2022 to 2023. He has also served as an advisor to Snow Lake Resources since 2022 and as a director of Rotor X Aircraft Manufacturing from 2020 to 2023. As CEO, he is responsible for all aspects of the Estelle Gold project. Mr. Gerteisen has over 30 years of experience as a professional geologist with an extensive record of managing and advancing complex and challenging resource projects across North America, Australia, and Asia. His work experience spans Greenfields from discovery through to production stage and other projects with a focus on commodities including gold and copper. From May 1994 to August 1998, he worked as a geologist on the Carlin Trend in Nevada and on exploration in Alaska with Newmont. He has held senior positions within several projects throughout the goldfields of Western Australia.

As a research geologist with Newmont From August 1998 to August 1999, Mr. Gerteisen worked on the Batu Hijau Porphyry Cu-Au deposit in Indonesia. Most recently, through his technical contributions and management skills, Mr. Gerteisen played a significant role in the successful start-up, operations, and exploration which resulted in further mine-life extending discoveries at several prominent projects in the Australasian region, including Oxiana’s Sepon and PanAust’s Phu Bia in Laos. Mr. Gerteisen holds a Bachelor of Geology from the University of Idaho and a Master’s degree in Economic Geology from the Western Australia School of Mines. He is based in Alaska and a member of the Australian Institute of Geoscientists.

Michael Melamed. Mr. Melamed has served as our Chief Financial Officer since July 2015. Mr. Melamed brings over 25 years of extensive experience in the areas of financial and executive management, mergers & acquisitions, financial reporting and auditing, business and corporate advisory, corporate restructuring and investor relations. Mr. Melamed has a Bachelor of Business (Accounting & Finance) from the University of Technology, Sydney and is a Member of The Institute of Chartered Accountants of Australia. Mr. Melamed has served as manager of our AK Custom Mining LLC subsidiary since 2017,our Alaska Range Resources LLC subsidiary since 2022 and our AK Operations LLC subsidiary since 2018.

Presently, Mr. Melamed is also a director of a corporate advisory services company, and the Chief Financial Officer of Viridis Mining and Minerals (ASX: VMM). Mr. Melamed is a former director of both Viridis Mining and Minerals (ASX: VMM) and Ragusa Minerals (ASX: RAS). Mr. Melamed is also a former Financial Controller for Loyal Lithium Limited (ASX: LLI) and a former CFO of Asra Minerals Limited (ASX: ASR).

Richard Beazley. Non-Executive Chairman and Director. Mr. Beazley has served as our Non-Executive Chairman, Director Audit and Risk Committee and Remuneration and Nomination Committee, since July 23, 2024. Since September 2021, Mr. Beazley has served as CEO, Managing Director and Executive Director of Troy Resources Limited, a gold mining company. From August 2017 to October 2019, Mr. Beazley served as Chief Operating Officer of ASX listed Sandfire Resources NL, a copper mining company. From October 2008 to September 2011, Mr. Beazley served as General Manager of Consolidated Minerals. From June 2007 to August 2008, Mr. Beazley served as General Manager Southern Cross Operations of ASX listed St Barbara Limited. From January 2006 to June 2007, Mr. Beazley served as General Manager Nifty Copper Operations of Aditya Birla Group. Since February 2022, Mr. Beazley has served as Non-executive chairman of ASX listed Metals Grove Mining Ltd, a battery metals explorer. Since August 2022, Mr. Beazley has served as non-executive director of ASX listed Catalina Resources Ltd, a minerals exploration and mine development company. Since November 2021, Mr. Beazley has served as non-executive chair of Tiger Tasman Minerals Ltd, a mineral exploration and development company. Since October 2019, Mr. Beazley has served as a director of Hydrogen Energy Pty Ltd, a renewables and green energy provider. Since June 2013, Mr. Beazley has served as a director of Altair Mining Consultancy Pty Ltd, a mining consultancy company. From October 2018 to September 2021, Mr. Beazley served as a non-executive director of Troy Resources Limited, a gold mining company. From January 2012 to May 2013, Mr. Beazley served as Managing Director of ASX listed Peak Rare Earths Limited (f/ka/ Peak Resources Ltd), an exploration company. Mr. Beazley is an internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles. He is a qualified Mining Engineer and has worked in a range of projects throughout Australia, Africa, North and South America, in both underground and open cut operations, producing gold, base metals and critical minerals. Mr. Beazley is a member of the Australian Institute of Company Directors (MAICD) and a member and CP of the Australasian Institute of Mining and Metallurgy (MAusIMM (CP)). Mr. Beazley received his B.E. (Mining) with Honors from the University of New South Wales and his MBA from APESMA and Deakin University.

Craig Bentley. Mr. Bentley joined our board in February 2022 and became Director of Finance and Compliance in September 2023. He has over 30 years of extensive commercial and finance experience working in senior roles within multinational private enterprises, as well as auditing for Ernst Young, including on the audit of the Bank of America and a special audit for an insurance company prior to IPO listing in the United States amongst others. Mr. Bentley has an extensive and successful track record in compliance, risk management, and finance functions, including planning/forecasting, commercial negotiations, due diligence and the establishment and management of finance departments across international borders. As part of his role with us, Mr. Bentley is tasked with compliance and risk management, marketing, finance, as well as assisting with our strategy during our forecasted rapid growth period.

Mr. Bentley holds a Bachelor of Commerce and Administration degree, majoring in accountancy and commercial law from Victoria University of Wellington, New Zealand.

Avi Geller. Mr. Geller has served as a member of our board of directors since November 2018. Mr. Geller has extensive investment experience and a deep knowledge of corporate finance, including capital markets, venture capital, hybrid, debt and private equity. He has been serving as the Chief Investment Officer of Leonite Capital LLC, a family office he co-founded focusing on real estate and capital markets, since January 2017. Mr. Geller has also served as a director at DealFlow Financial Products, Inc. since January 2017. Since May 2018, he has also served as a Director of Parkit Enterprise Inc., a publicly traded real estate company (TSX-V:PKT; OTCQX:PKTEF). In the past he served as an Interim Chief Executive Officer. From November 2020, He served as a Director at Australis Capital Inc., (AUSA.CN; OTCQB:AUSAF) a publicly traded company that is implementing a capital light growth strategy towards establishing a highly competitive and profitable MSO in the U.S. and global cannabis markets. He previously served as the Executive Chairman at Axios Mobile Assets Corp. from September 2017 to June 2018.

Louie Simens. Louie Simens has been served on our Board since December 2017 and as our interim executive Chairman from April 2023 to July 23, 2024. Mr. Simens is responsible for managing our core business operations, which requires oversight of company-wide operational efficiencies and working with management and the board to review and implement strategic plans to facilitate growth. Mr. Simens has served as manager of our AK Custom Mining LLC subsidiary since 2017,our Alaska Range Resources LLC subsidiary since 2022 and our AK Operations LLC subsidiary since 2018. In addition, Mr. Simens has served as a director of our AKCM (AUST) Pty Ltd subsidiary since 2017.

He has extensive experience in capital markets and running businesses, as well as in corporate restructuring, due diligence and mergers & acquisitions, where he utilizes his knowledge of corporate governance and project management. Mr. Simens has a successful track record spanning more than a decade, owning and operating contracting businesses in the fields of both civil and building construction.

Mr. Simens has been a director of Benison Contractors Pty Ltd, his family construction group since inception on 5 July 2007. Mr. Simens was a Director of Snow Lake Resources Ltd (Nasdaq: LITM), an entity in which we have a 23.07% interest, since November 2018 to May 2022 and was appointed Snow Lake’s Non-Executive Chairman in December 2020 after the company’s Nasdaq listing. He has also served as Non-Executive Chairman of Torian Resources Ltd. (now Asra Minerals (ASX: ASR)). Since February 2024, Mr. Simens has served as a Director of CryptAi Pty Ltd, an artificial intelligence company.

Rodrigo Pasqua. Mr. Pasqua has served as a member of our board of directors since May 2022. Since May 2022, has served an advisor to Benchmark Mineral Intelligence, a strategic advisory and market research firm. Since April 2022, Mr. Pasqua has served as Chairman of Midwest Lithium AG, a lithium exploration company. From November 2019 to May 2022, Mr. Pasqua served as Group Had of Mining and Transformation for Evolution Mining. From April 2018 to October 2019, Mr. Pasqua served in various positions as Mining Plus Australia, a mining consulting company, most recently as operations manager. Mr. Pasqua received a Bachelor of Engineering from the University of Sao Paolo and his graduate degree from the Australian Institute of Company Directors.

Ian Pamensky. Mr. Pamensky has been our Secretary since September 18, 2019. Mr. Pamensky is a Chartered Accountant, Fellow of Governance Institute of Australia and fellow of FinSIA. He has over 27 years of experience working across a wide range of industries, from audit and funds management to mining and AgTech. Mr. Pamensky has significant experience as Company Secretary of ASX listed companies. He is currently Secretary of ASX listed companies, Dotz Nano Limited, Viridis Mining and Metals Limited, Loyal Lithium Limited and Nova Minerals Limited.

Mr. Pamensky was previously the Company Secretary of Viridis Mining and Metals Limited, Torian Resources Limited, Secretary of Sky and Space Limited, e-Sense Lab Limited, Keybridge Capital Limited, Regal Resources Limited, Alliance Resources Limited and Octagonal Resources Limited.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Remuneration Principles

Remuneration of all executive and non-executive directors and officers is determined by the board of directors. Directors’ fees cover all board activities. Non-Executive directors do not receive any benefits on retirement. Remuneration levels are competitively set to attract and retain appropriately qualified and experienced directors. The remuneration structures are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account:

●	the capability and experience of the directors;

●	the directors’ ability to control our performance;

●	our performance including:

−	our earnings.
−	the growth in share price and returns on shareholder wealth.

The directors do not believe our financial or share price performance is an accurate measure when considering remuneration structures as we are in the mineral exploration industry. Companies in this industry do not have an ongoing source of revenue, as revenue is normally from ad-hoc transactions.

The more appropriate measure is the identification of exploration targets, identification and/or increase of mineral resources and reserves and our ultimate conversion from explorer status to mining status.

Performance linked remuneration focuses on long-term incentives and was designed to reward key management personnel for meeting or exceeding their objectives.

At the 2023 Annual General Meeting of shareholders held on November 29, 2023, shareholders re-approved the adoption by us of an Employee Share Option Plan (ESOP) and authorized directors to issue options at their discretion in accordance with the rules, up to the limits approved in accordance with the ASX Listing Rules. Under the terms of the ESOP, the Board may offer options to our directors, employees and contractors or any of its subsidiaries or related body corporates.

The aggregate number of options that may be issued under the ESOP shall not at any time exceed 20,000,000, in accordance with the shareholder approval obtained at the 2020 Annual General Meeting and re-approved at the 2023 Annual General Meeting. The number of options that may be issued under the ESOP may be varied by majority shareholder resolution.

The approval of the ESOP include capacity for us to finance an acquisition of its own securities by providing a loan to recipients and for us to take security over its own securities in connection with such loans.

ESOP

A summary of the ESOP is set forth below:

At the 2023 Annual General Meeting of shareholders held on November 29, 2023, shareholders approved the rules of the 2023 ESOP shareholders approved the rules of the ESOP (and authorized directors to issue options at their discretion in accordance with the rules, up to limits approved for the purposes of the ASX Listing Rules, from time to time. Under the rules of the ESOP the Board may offer options to our employees and consultants (and our group entities). A summary of the ESOP is set out below.

Participants	Means: (i) any Director, full or part time employee of the Company, its subsidiaries and any other related body corporate of the Company (“Group Company”); (ii) any casual employee or contractor of a Group Company to the extent permitted by applicable law; or (iii) a prospective participant to whom the offer if made but who can only accept the offer is an arrangement has been entered into that would result in the person becoming a Participant under (i) or (ii).
Option	Means an option to acquire a Share issued in accordance with the ESOP.
ESOP administration	The ESOP shall be administered by the Board (or its delegated authority).
Eligibility	Participants entitled to participate in the ESOP shall be determined by the Board.
Offer and application

The Board may issue an offer to a Participant to participate in the ESOP (an “Offer”).

The offer to a Participant to participate in the ESOP will include:

(i) the number of Options offered to a Participant under the ESOP;

(ii) the exercise price and expiry date of the Options;

(iii) any vesting and exercise conditions and/or restriction periods applicable to the Options (and Shares issued upon the exercise of such Options);

(iv) an acceptance period for the offer; and

(iv) any other terms and conditions attaching to the Options.

Restriction on Transfer	An Option may not be transferred except to the extent provided for in the ESOP, or unless the Offer provides otherwise.
Issue Price	Unless the Option are quoted on the ASX, Options issued under the ESOP will be issued for no more than nominal cash consideration.
Exercise Conditions	Participants may only exercise vested Options by paying the exercise price. Vested Options must be exercised during a Company trading window, subject to the Company’s Trading in Securities Policy. The Board may impose further exercise conditions as determined in the Board’s discretion, and as specified in the Offer for the Option.
Maximum Number of Options and Shares	The maximum number of securities that can be issued pursuant to the ESOP is 20,000,000.
Lapse of Options

Unexercised Options shall lapse upon the earlier of:

(i) the holder ceases to be an employee of (permanent or otherwise), director of, or ceases to provide services to the Company for any reason (including, without limitation, resignation or termination for cause), unless the reason is due to death, total and permanent disability or redundancy; and

(a) any vesting conditions have not been met by the date the holder ceases to be a Participant (the “Ceasing Date”);

(b) where any vesting conditions have been met by the Ceasing Date or where the Option is not subject to any exercise conditions, the Participant fails to exercise the Option within three (3) months after the Ceasing Date, or such further date as determined by the Board;

(ii) any vesting conditions are unable to be met; or

(iii) the expiry date of the Option has passed.

Rights attaching to Shares	Shares issued pursuant to the exercise of Options will have the same terms and conditions as the Company’s issued Shares (other than in respect of any transfer restrictions imposed by the ESOP) and will rank equally with all other issued Shares from the issue date, except for entitlements which have a record date before the issue date.
Change of Control	All vested Options must be exercised within thirty (30) days of a change of control. If vesting conditions apply, all unvested options will vest unless the Board determines otherwise.
Cashless Exercise	In the Board’s discretion, the Board may determine (and specify in an invitation) to allow a holder of Options to pay the exercise price for an Option by setting off the exercise price against the relevant number of Shares the holder is entitled to receive upon exercise of the Option. The Company may also cancel or acquire the relevant number of vested Options in consideration for the relevant exercise price that would have been payable.
No quotation of Options	The Options will not be quoted on the ASX, except (i) to the extent provided for by the ESOP; or (ii) unless the Offer provides otherwise.

The aggregate number of securities that may be issued upon the exercise of the ESOP options shall not at any time exceed 20,000,000 however excluded from this calculation are Shares issued on exercise of an option, or exercise or conversion of an interest issued under the ESOP, and options which have lapsed or been cancelled.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in year ended June 30, 2024.

	Short-term Benefits				Post Employment Benefits	Equity compensation	Total
June 30, 2024	Cash salary and fees A$		Cash bonus A$	Non Monetary A$	Super- annuation A$	Options A$ (1)	A$
Executive Directors and Officers
Christopher Gerteisen	384,369	(2)	-	-	-	45,323	429,692
Michael Melamed	81,592		-	-	-	24,962	106,555
Ian Pamensky	68,184		-	-	-	24,962	93,147
Craig Bentley	120,000		-	-	-	74,887	194,887
Louie Simens	276,000		-	-	-	45,323	321,323
Non-Executive Directors
Avi Geller	60,000		-	-	-	49,925	109,925
Rodrigo Pasqua	84,900		-	-	-	24,962	109,862
	1,075,045		-	-	-	290,344	1,365,391

(1) Amounts in this column represent the share-based payment expense recognized from the amortization for the year ended June 30, 2024 of the 6,000,000 options granted to directors and other key management personnel on November 29, 2022 in the “Options holdings” table below in the column summarizing the NVAOP5 UNL options. These options have an exercise price of A$1.20 with an expiry date of November 30, 2025.

(2) Mr. Gerteisen base salary is US$252,000 per annum. The presentation in A$ in the table above is based on the Australian dollar/U.S. dollar exchange rate of A$1.00 to US$ 0.65562 during the year ended June 30, 2024.

Service Agreements

The following members of key personnel have service agreements as of the date of this report as follows:

Christopher Gerteisen	Executive Director and Chief Executive Officer

Agreement commenced:	April 20, 2022

Details

Termination by Us:

We must either give Mr. Gerteisen twelve months’ written notice and, at the end of that notice period, make a payment to Mr. Gerteisen equal to his salary over a twelve month period; or otherwise may terminate Mr. Gerteisen’s employment with immediate effect by paying him the equivalent of his salary over a twelve month period.

Termination by Mr. Gerteisen:

Mr. Gerteisen may terminate his employment if we commit a serious breach of the agreement and does not remedy that breach; or, otherwise, by providing twelve months written notice to us.

Base salary including superannuation	US$252,000 per year, inclusive of directors’ fees and superannuation (if applicable).

Louie Simens	Executive Director (Former Interim Chairman -until July 23, 2024)

Agreement commenced:	September 19, 2022

Details

Termination by Us:

We must either give Mr. Simens twelve months’ written notice and, at the end of that notice period, make a payment to Mr. Simens equal to his salary over a twelve month period; or otherwise may terminate Mr. Simens employment with immediate effect by paying him the equivalent of his salary over a twelve month period.

Termination by Mr. Simens:

Mr. Simens may terminate his employment if we commit a serious breach of the agreement and does not remedy that breach; or, otherwise, by providing twelve months written notice to us.

Base salary including superannuation	A$276,000 per year, inclusive of directors’ fees and superannuation (if applicable).

Avi Geller	Non-Executive Director

Agreement commenced:	July 23, 2020

Details	This service agreement has no fixed term. Mr. Geller can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	A$60,000 per year for services as non-executive director, (inclusive of superannuation contributions, if applicable).

Craig Bentley	Director of Finance and Compliance and Director

Agreement commenced:	September 19, 2022

Details

Termination by Us:

We must either give Mr. Bentley twelve months’ written notice and, at the end of that notice period, make a payment to Mr. Bentley equal to his salary over a twelve month period; or otherwise may terminate Mr. Bentley’s employment with immediate effect by paying him the equivalent of his salary over a twelve month period.

Termination by Mr. Bentley:

Mr. Bentley may terminate his employment if we commit a serious breach of the agreement and does not remedy that breach; or, otherwise, by providing twelve months written notice to us

Base salary including superannuation	A$120,000 per year, inclusive of directors’ fees and superannuation (if applicable), which base salary was increased to A$200,000 per year effective October 1, 2024.

Rodrigo Pasqua	Non-Executive Director

Agreement commenced:	May 1, 2022

Details	This service agreement has no fixed term. Mr. Pasqua can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	A$60,000 per year for services as non-executive director, (inclusive of superannuation contributions, if applicable) for up to 20 hours per month with any excess hours to be charged at A$300 per hour. Additional benefits comprising of 250,000 Unquoted Options each with an exercise price of $1.35 expiring May 20, 2023 (NVAUOP10)

Richard Beazley	Non-Executive Chairman and Non-Executive Director

Agreement commenced:	July 24, 2024

Details	This service agreement has no fixed term. Mr. Beazley can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	A$120,000 per year for services as non-executive chairman and no-executive director, (inclusive of superannuation contributions, if applicable) for up to 20 hours per month with any excess hours to be charged at A$300 per hour.

Michael Melamed	Chief Financial Officer

Agreement commenced:	August 1, 2023

Details	Either party may terminate this Agreement at any time by giving to the other notice in writing for a period of not less than three (3) months or in the case of the Company by providing an equivalent payment in lieu of such notice.

Base salary including superannuation	A$78,000 per year for services as chief financial officer, (inclusive of superannuation contributions, if applicable)

Potential Payments Upon Termination Or Change In Control

If Mr. Gerteisen is terminated without 12-months’ notice, then he is entitled to 12 months’ salary.

If Mr. Simens is terminated without 12-months’ notice, then he is entitled to 12 months’ salary.

If Mr. Bentley is terminated without 12-months’ notice, then he is entitled to 12 months’ salary.

The following table sets forth quantitative information with respect to potential payments to be made to Messrs. Gerteisen, Simens and Bentley upon termination as discussed above. The potential payments are based on the terms of each of the service agreements discussed above. For a more detailed description of either Mr. Gerteisen’s, Simens’ or Bentley’s service agreement, see the “Services Agreements” section above.

Name	Potential Payment Upon Termination
Christopher Gerteisen	US$252,000
Louie Simens	A$276,000
Craig Bentley	A$120,000

Ordinary Share holdings

As at June 30, 2024, the numbers of shares held by our directors and officers were as follows.

2024	Balance at start of the year	Received on conversion of performance rights	Received during the year on the exercise of options	Other changes during the year (1)	Balance at end of the year
Ordinary shares
Christopher Gerteisen	930,281	-	-	903,333	1,833,614	(2)
Michael Melamed	1,175,281	-	-	-	1,175,281	(3)
Craig Bentley	3,000,002	-	-	616,667	3,616,669	(4)
Rodrigo Pasqua	28,500	-	-	-	28,500	(5)
Avi Geller	2,290,177	-	-	-	2,290,177	(6)
Louie Simens	8,199,866	-	-	833,333	9,033,199	(7)
Ian Pamensky	100,618	-	-	-	100,618	(8)
Total ordinary shares	15,760,440	-	-	2,353,333	18,078,058

(1)	On market purchases and participation in fund raises
(2)	Includes 1,633,614 ordinary shares held directly by Mr. Gerteisen and 200,000 ordinary shares held by AJ Holdings International Ltd, an entity over which Mr. Gerteisen has voting and investment control.
(3)	Includes 1,175,281 ordinary shares held in a Launchpad (AUS) Pty Ltd an entity over which Mr. Melamed has voting and investment control..
(4)	Includes 2,259,669 ordinary shares held directly by Mr. Bentley; 625,000 ordinary shares held by Speedy Investments Pty Ltd. and 732,000 ordinary shares held by Kerse Pty Ltd., entities over which Mr. Bentley has voting and investment control.

(5)	Includes 28,500 ordinary shares held by Pasqua Holdings Pty Ltd, an entity over which Mr. Pasqua has voting and investment control.
(6)	Includes 1,739,615 ordinary shares held by Mr. Geller directly and 550,562 ordinary shares held by Leonite LLC, entities over which Mr. Geller has voting and investment control.
(7)	Includes 562,882 ordinary shares held directly by Mr. Simens’ wife; 6,441,393 ordinary shares held by SL Investments Pty Ltd. and 2,028,924 ordinary shares held by Kikceto Pty Ltd., entities over which Mr. Simens has voting and investment control.
(8)	Includes 55,618 ordinary shares held directly by Mr. Pamensky and 45,000 ordinary shares held Lorian Pty Ltd, an entity over which Mr. Pamensky has voting and investment control.

Options holdings

As at June 30, 2024, the numbers of options held by our directors and officers were as follows. Each option grants the right to receive one of our fully paid ordinary shares.

2024 Options	NVAOP3 – UNL OPT @ A$1.10 EXP 11/30/2024		NVAOP5 – UNL OPT @ A$1.20 EXP 11/30/2025		TOTAL
Craig Bentley	71,429		750,000		821,429
Rodrigo Pasqua	14,250	(1)	250,000		264,250
Avi Geller	50,000	(2)	500,000		550,000
Louie Simens	214,286	(3)	2,000,000		2,214,286
Christopher Gerteisen	50,000		2,000,000		2,050,000
Ian Pamensky	-		250,000	(4)	250,000
Michael Melamed	-		250,000	(5)	250,000
Total Options	399,965		6,000,000		6,399,965

(1)	Includes options to purchase 14,250 ordinary shares held by Pasqua Holdings Pty, an entity over which Mr. Pasqua has voting and investment control
(2)	Includes options to purchase 50,000 ordinary shares held by Leonite Capital LLC, an entity over which Mr. Geller has voting and investment control.
(3)	Includes options to purchase 214,286 ordinary shares held by SL Investors Pty Ltd, an entity over which Mr. Simens has voting and investment control.
(4)	Includes options to purchase 250,000 ordinary shares held by Lorian Pty, an entity over which Mr. Pamensky has voting and investment control.
(5)	Includes options to purchase 250,000 ordinary shares held by Launchpad (AUS) Pty, an entity over which Mr. Melamed has voting and investment control.

Performance rights

As at June 30, 2024, the number of performance rights held directly or indirectly by our directors and officers were as follows: Louie Simens – 200,000 Class A Performance Rights, 200,000 Class B Performance Rights and 400,000 class C performance rights; Christopher Gerteisen – 200,000 Class A Performance Rights, 200,000 Class B Performance Rights and 400,000 class C performance rights. Each performance right granted, is subject to the satisfaction of a performance condition, and entitles the holder to receive one of our fully paid ordinary shares.

There are three different classes of performance rights. Class A performance rights vest on completion of either a pre-feasibility study or a definitive feasibility study of the Korbel Main deposit, under certain conditions. Class B performance rights vest on completion of the first gold pour (defined as a minimum quantity of 500 oz) from the Korbel Main deposit. Class C performance rights vest on achieving of an EBITDA of more than A$20 million in the second-half reporting period following commencement of commercial operations at the Korbel Main deposit. All performance rights lapse on November 25,2026 subject to milestones.

2024	Balance at start of the year	Granted by the company	Expired	Converted to Ordinary shares	Balance at end of the year
Christopher Gerteisen(1)	800,000	-	-	-	800,000
Louie Simens(2)	800,000	-	-	-	800,000
Total performance rights	1,600,000	-	-	-	1,600,000

(1)	Mr. Gerteisen owns 200,000 class A performance rights, 200,000 class B performance rights and 400,000 class C performance rights, of which the class A and class B performance rights are held by AJ Holdings International Ltd, an entity over which Mr. Gerteisen has voting and investment control

(2)	Mr. Simens owns 200,000 class A performance rights, 200,000 class B performance rights and 400,000 class C performance rights, all of which rights are held by Kikceto Pty Ltd, an entity over which Mr. Simens has voting and investment control

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. As of the date of this report, it consists of six directors, including three non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his appointment (whichever is the longer period) without submitting himself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting (“AGM”) when he or she shall be eligible for election.

The appointment and expiration dates of each director in office as of the date of this annual report is as follows:

Name	Position	Year first appointed	Current term expires
Christopher Gerteisen	Executive Director and CEO	2019	—	(1)
Louie Simens	Executive Director	2017	2025	(2)
Craig Bentley	Director of Finance and Compliance and Executive Director	2022	2025	(2)
Avi Geller	Non- Executive Director	2018	2026	(2)
Rodrigo Pasqua	Non-Executive Director	2022	2024	(2)
Richard Beazley	Non-Executive Chairman and Non-Executive Director	2024	2024	(2)

(1)	According to our Constitution, a Managing Director’s appointment is not subject to expiration.
(2)	According to the Company Constitution, one third of Directors need to retire by rotation every year and stand for re-election at the next AGM

Corporate Governance

ASX Corporate Governance Principles

In Australia, there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities are required to have trading policies for key management personnel and entities of a certain size are required to have audit and remuneration committees . Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to provide a statement for release to the ASX disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the Recommendations except where otherwise stated in our periodic disclosures.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors. Our Board of Directors has determined that each of Mr. Avi Gellar, Mr. Rodrigo Pasqua and Mr. Richard Beazley qualifies as an independent director under the requirements of the ASX and the listing standards of Nasdaq.

Our Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors meet regularly and independent directors are expected to attend all such meetings.

Committees of the Board of Directors

To assist our board of directors with the effective discharge of its duties, we have established an Audit and Risk Committee and a Remuneration and Nomination Committee, which committees operate under a specific charter approved by our board of directors.

Audit and Risk Committee. Nasdaq Capital Market Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and Nasdaq Capital Market and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, and independent public accountants, reviewing and approving related party transactions, establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

We have established an Audit and Risk Committee. Our Audit and Risk Committee will consist of Richard Beazley, Rodrigo Pasqua, and Avi Geller. Each of Richard Beazley, Rodrigo Pasqua and Avi Geller satisfies the “independence” requirements of the U.S. Securities and Exchange Commission and listing standards of Nasdaq and will meet the financial and literacy requirements of the listing standards of Nasdaq. The Audit and Risk Committee will meet as often as required to enable such committee to undertake its role effectively. Our board of directors has adopted a written charter for our Audit and Risk Committee, which is available on our website at https://novaminerals.com.au/company/corporate-governance-new/.

Remuneration and Nomination Committee. We have established a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee will consist of Richard Beazley, Rodrigo Pasqua and Avi Geller.

Our Remuneration and Nomination Committee’s role involves making recommendations to the Board about renumeration policies, set policies for senior executives’ renumeration, review salary levels for senior executives, including the CEO; review and make recommendations to the Board of Directors for the Company’s equity based and financial investment schemes; review the remuneration of both executive and non-executive directors; developing and reviewing a policy on Board structure and identifying and screening candidates for nomination to the Board of Directors. The Remuneration and Nomination Committee will meet as least one time per year. Our board of directors has adopted a written charter for our Remuneration and Nomination Committee, which is available on our website at https://novaminerals.com.au/company/corporate-governance-new/.

Indemnification of Directors and Officers

Our Constitution provides that, we may indemnify a person who is, or has been, a director or an officer of our company, to the full extent permissible by law, out of our property against any liability incurred by such person as a director or an officer in defending proceedings, whether civil or criminal. The indemnification is subject to specific circumstances where we are not able to provide an indemnity under applicable Australian law.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been a director or an officer of our company or one of our subsidiaries against any liability:

●	incurred by the person in his or her capacity as a director or an officer of our company or a subsidiary of our company, and

●	for costs and expenses incurred by that person in defending proceedings relating to that person acting as our director or an officer, whether civil or criminal.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees. Our Code of Conduct is available on our website at www.novaminerals.com.au. We post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report.

Nasdaq Board Diversity Matrix (As of October 29, 2024)*

Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	4	0	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	3

Foreign Private Issuer

As a foreign private issuer, the Company is subject to different U.S. securities laws than domestic U.S. issuers. As long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, the Company is not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Further, the Company is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements under the rules adopted by the SEC and listing standards of Nasdaq Capital Market. We follow Australian corporate governance practices in lieu of the corporate governance requirements of Nasdaq Company Guide in respect of:

●	Nasdaq Rule 5620(c) requires a quorum for a company’s shareholders consist of holders of no less than 33 1/3% of the outstanding shares of our voting stock — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two (2) shareholders who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia and will therefore claim an exemption from Nasdaq Rule 5620(c).

●	Nasdaq Rules 5635 et seq. require companies to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. We will therefore claim exemptions from Nasdaq Rules 5635 et seq.

●	Nasdaq Rule 5605 sets forth requirements relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

●	Nasdaq Rule 5605-2 requires independent directors to meet at least annually in executive sessions. We expect to claim an exemption from this requirement as the ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	Nasdaq Rule 5610 requires disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption.

●	Nasdaq Rule 5605(f) requires that a foreign issuer have, or explain why it does not have, at least two members of its board of directors who are “Diverse” (Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company’s principal executive offices), including at least one Diverse director who self-identifies as female. The ASX Rules do not have any comparable rules regarding board composition.

D. Employees

We had 1 employee as of June 30, 2024, 2023 and 2022, respectively. As of June 30, 2024, we employed 1 employee in a accounts payable capacity.

The following table describes the number of employees by geographic location as of June 30, 2024, 2023 and 2022:

	As of June 30,
Country	2024	2023	2022
Australia	1	1	1
USA	0	0	0

Total	1	1	1

E. Share Ownership

The shares and any outstanding beneficial ownership of our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major shareholders and Related Party Transactions—A. Major Shareholders.” See “—B. Compensation—Share Plans” for information on our share option long-term incentive programs.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Clawback Policy during the fiscal year ended June 30, 2024. Our Clawback Policy is included as Exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the number of shares of and percent of the Company’s ordinary shares beneficially owned as of October 29, 2024, by (i) each director and executive officer, (ii) all of our directors and executive officers as a group, and (iii) each person whom we know beneficially owns more than 5% of any class of equity security.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 29, 2024. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. The inclusion in the table below of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares		Percent of Ordinary Shares*
Officers and Directors:
Christopher Gerteisen	1,883,614	(2)	*
Michael Melamed	1,175,281	(3)	*
Craig Bentley	3,688,098	(4)	1.36%
Rodrigo Pasqua	42,750	(5)	*
Avi Geller	2,340,177	(6)	*
Louie Simens	9,247,485	(7)	3.40%
Ian Pamensky	100,618	(8)	*
Richard Beazley	—		*
Officers and Directors as a Group (8 persons)	18,478,023		6.78%
5% Holders
Nebari Gold Fund I, L.P.	19,965,689	(9)	6.95%

* Based on 271,936,881 ordinary shares of outstanding as of October 29, 2024
** Less than 1%

(1)	The address of each beneficial owner, except as set forth herein, is c/o Nova Minerals Limited, Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161, Australia.
(2)	Includes 1,633,614 ordinary shares held directly by Mr. Gerteisen and 200,000 ordinary shares held by AJ Holdings International Ltd, an entity over which Mr. Gerteisen has voting and investment control. Also includes 50,000 ordinary shares subject to options that are presently exercisable or exercisable within 60 days after October 29, 2024 of which 50,000 options with an exercise price of A$1.10 expiring November 30, 2024 are held by directly.
(3)	Includes 1,175,281 ordinary shares held in a Launchpad (AUS) Pty Ltd an entity over which Mr. Melamed has voting and investment control.
(4)	Includes 2,259,669 ordinary shares held directly by Mr. Bentley; 625,000 ordinary shares held by Speedy Investments Pty Ltd. and 732,000 ordinary shares held by Kerse Pty Ltd., entities over which Mr. Bentley has voting and investment control. Also includes 71,429 ordinary shares subject to options that are presently exercisable or exercisable within 60 days after October 29, 2024, of which 71,429 options with an exercise price of A$1.10 expiring November 30, 2024 are held directly.
(5)	Includes 28,500 ordinary shares held by Pasqua Holdings Pty Ltd, an entity over which Mr. Pasqua has voting and investment control. Also includes 14,250 ordinary shares subject to stock options that are presently exercisable or exercisable within 60 days after October 29, 2024, of which 14,250 options with an exercise price of A$1.10 expiring November 30, 2024 held by Pasqua Holdings Pty Ltd.
(6)	Includes 1,739,615 ordinary shares held by Mr. Geller directly and 550,562 ordinary shares held by Leonite LLC, entities over which Mr. Geller has voting and investment control. Also includes (A) 50,000 ordinary shares subject to options that are presently exercisable or exercisable within 60 days after October 29, 2024, of which 50,000 options with an exercise price of $1.10 expiring November 30, 2024 are held by Leonite Capital LLC.
(7)	Includes 562,882 ordinary shares held directly by Mr. Simens’ wife; 6,441,393 ordinary shares held by SL Investments Pty Ltd. and 2,028,924 ordinary shares held by Kikceto Pty Ltd., entities over which Mr. Simens has voting and investment control. Also includes (A) 214,286 ordinary shares subject to options that are presently exercisable or exercisable within 60 days after October 29, 2024, of which 214,286 options an exercise price of A$1.10 expiring November 30, 2024 are held by SL Investments Pty Ltd.

(8)	Includes 55,618 ordinary shares held directly by Mr. Pamensky and 45,000 ordinary shares held Lorian Pty Ltd, an entity over which Mr. Pamensky has voting and investment control.
(9)	Includes (i) 4,517,604 ordinary shares held by Nebari and its wholly owned subsidiary Nebari Gold Fund I SPV NOVA LLC and (ii) 15,448,085 ordinary shares issuable upon conversion of US$5,420,934 (A$8,187,485) in principal (including original issue discount and capitalized interest) under convertible loan facility (based on a A$0.53 fixed conversion price) and which will increase to 32,749,941 ordinary shares issuable upon conversion of the convertible loan facility if our shareholders approved the reduced conversion price to A$0.25 under the September 2024 Variation Agreement at the Annual General Meeting to be held in November 2024, which would result in beneficial ownership of 12.23%. Roderick van Losenoord is the natural person with voting and investment control over the shares held by Nebari Gold Fund I, LP. The address of Nebari is 667 Madison Avenue, 5th Floor, New York, New York 10065.

The principal shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this annual report. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major shareholders and Related Party Transactions” for further information regarding the principal shareholders.

B. Related Party Transactions

Other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—Compensation” or as described below, , we did not enter into any transactions with any related parties (as defined in the Corporations Act), being: (i) directors or their spouses, including close members of any such individual’s family; (ii) entities that directly or indirectly, through one or more intermediaries, control us; and (iii) entities controlled by, or acting in concert with, a related party referred to in (i) or (ii).

During the year ended June 30, 2022 the following payments were made to related parties.

A$33,066 (approximately US$22,779) was paid to Benison Contractors Pty Ltd a company of Louie Simens for Snow Lake Resources director fees.

A$6,533 (approximately US$4,500) was paid to Christopher Gerteisen for Snow Lake Resources consulting fees.

A$1,700 (approximately US$1,171) was paid to Speedy Investments Pty Ltd a company of Craig Bentley for consulting fees.

A$12,160 (approximately US$8,377) was paid to Harpia Group AG a company of Rodrigo Pasqua for consulting fees.

During the years ended June 30, 2023 and 2024, we had the following related party transactions.

In February 2023, Snow Lake Resources Ltd, an entity in which we own 23.07% and our interim Chairman and director, Louie Simens was a director in until May 2022, agreed to reimburse A$344,804 of proxy related expenses incurred by us in connection with their shareholding meeting. This loan does not accrue interest and is undocumented. Snow Lake agreed to pay A$50,000 to us per month until repaid in full. At June 30, 2023, A$250,207 of this loan was outstanding and at June 30, 2024, A$100,000 of this loan was outstanding.

On April 9, 2024, the Company received binding commitments from Company executive directors to purchase 2,083,333 ordinary shares at an issue price of A$0.24 for gross proceeds of A$500,000, subject to shareholder approval at a General Meeting of the Company to be held on May 31, 2024 of which: Craig Bentley committed to purchase 416,667 ordinary shares for a purchase price of A$100,000; Louie Simens committed to purchase 833,333 ordinary shares for a purchase price of A$200,000 and Christopher Gerteisen committed to purchase 833,333 ordinary shares for a purchase price of A$200,000. Following shareholder approval at the May 31, 2024 General Meeting, Messrs. Bentley, Simens and Gerteisen purchased an aggregate 2,083,333 ordinary shares for gross proceeds of A$500,000 in satisfaction of their commitments referenced above.

Louie Simens and Christopher Gerteisen, who currently serve as our directors, are also shareholders of AK Minerals Pty Ltd., or AK Minerals, which has an Incorporated Joint Venture Agreement with us and is also a party to the Minerals Royalty Agreement. See ‘Business-Material Contracts” for further discussion of the above referenced Incorporated Joint Venture Agreement and Minerals Royalty Agreement.

Deed of access, insurance and indemnity

We have entered into indemnity agreements with each of our directors and certain of our officers. These agreements provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Australia.

Related Party Transaction Policy

Our board of directors has adopted a written related party transactions policy. Pursuant to this policy, our Audit and Risk Committee review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, our Audit and Risk Committee take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s consolidated financial statements including the notes thereto and report of the independent accounting firm.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business.

See “Item 4. Information on the Company—Legal Proceedings” in this annual report for more information on legal proceedings.

Dividends and Dividend Policy

Since our incorporation, we have not declared or paid any dividends on our issued share capital. Any determination to pay dividends in the future will be at the discretion of our board and subject to Australian law. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earning, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

There have been no significant changes that have occurred since the date of the financial statements included with this annual report except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

On July 24, 2024, the ADSs and public warrants commenced trading on Nasdaq under the symbol “NVA,” and “NVAWW,” respectively. The Company’s ordinary shares commenced trading on the ASX on June 11, 1987.

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs and our public warrants trade on Nasdaq under the symbol “NVA,” and “NVAWW,” respectively. Our ordinary shares trade on the ASX under the symbol “NVA”. Our ordinary shares are also quoted on the OTC Pink market under the symbol “NVAAF” and Frankfurt Stock Exchange under the symbol “QM3”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following describes our issued share capital, summarizes the material provisions of our constitution and highlights certain differences in corporate law in Australia and the United States of Nova Minerals Limited. This summary is not intended to be exhaustive. For further information, please refer to the full version of our constitution, which are filed as an exhibit to this annual report.

Share Capital

Subject to our constitution, the Corporations Act, the listing rules of the ASX and Nasdaq, and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or other special rights, privileges or conditions or with restrictions and for the consideration and other terms that the directors determine. We may only issue preference shares if the rights attaching to the preference shares (including relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including ordinary shares)) are set out in our constitution or otherwise approved by special resolution passed at a general meeting of shareholders, in either case prior to the issue of such preference shares. We do not currently have any preference shares on issue.

Subject to the requirements of our constitution, the Corporations Act, the listing rules of the ASX and Nasdaq and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Ordinary Shares

The holders of our ordinary shares are entitled to one vote for each share held at any meeting of the shareholders, subject to any voting exclusion or restriction on a resolution-by-resolution basis. Subject to the prior rights of the holders of any preference shares, the holders of our ordinary shares will be entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of any preference shares where the terms of such preference shares provide for same, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our ordinary shares will be entitled to share pro rata in the distribution of the balance of our assets. Holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our ordinary shares. There is no provision in our constitution requiring holders of ordinary shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preference shares that we may issue in the future (which, as noted above, are subject to receipt of prior shareholder approval). For a more complete description of the rights attaching to our ordinary shares, please see “—Our Constitution” below.

Performance Rights

Class A performance rights, class B performance rights and class C performance rights have common terms but for the milestone applicable for conversion.

(a)	A Performance Right is a right to receive a fully paid ordinary share in the capital of the Company (Share) subject to satisfaction of an Applicable Milestone (refer below).

(b)	A Performance Right shall convert to a Share upon and subject to satisfaction of an Applicable Milestone.

(c)	A Performance Right for which an Applicable Milestone has not been satisfied lapses on the date which is five years from issue of that Performance Right, November 25, 2026 (Lapse Date).

(d)	A Performance Right does not entitle the holder to attend or vote on any resolutions proposed at a general meeting of our shareholders.

(e)	A Performance Right does not entitle the holder to any dividends.

(f)	Upon our winding up, a Performance Right may not participate in our surplus profits or assets .

(g)	A Performance Right is not transferable unless otherwise determined by the Board or a delegate of the Board.

(h)	A Performance Right does not lapse upon the termination or resignation of the holder.

(i)	In the event that our issued capital is reconstructed, and we listed on ASX at the relevant time, all rights of a holder will be changed to the extent necessary to comply with the ASX Listing Rules at the time of reorganization provided that, subject to compliance with the ASX Listing Rules, following such reorganization the economic and other rights of the Holders are not diminished or terminated.

(j)	This clause applies whilst the Company is listed on ASX. Performance Rights will not be quoted on ASX. Upon conversion of a Performance Right into a Share in accordance with these terms, we must within seven days from the date of conversion, apply for and use best endeavors to obtain official quotation on ASX of the Shares arising from conversion.

(k)	Subject to compliance with applicable law (including the ASX Listing Rules as they apply to the Company), Performance Rights shall immediately convert to Shares upon a Change of Control occurring. Change of Control means:

a.	a bona fide takeover bid is declared unconditional and the bidder has acquired a relevant interest in over 50% of our issued shares;

b.	the sale of all or substantially all of our assets of;

c.	a court approves under section 411(4)(b) of the Corporations Act, a proposed compromise arrangement for the purpose of, or in connection with, our scheme for the reconstruction or our amalgamation with any other company or companies; or

d.	in any other case, a person obtains voting power in us that the Board (which for the avoidance of doubt will comprise those Directors immediately prior to the person acquiring the voting power) determines, acting in good faith and in accordance with their fiduciary duties, is sufficient to control the composition of the Board.

(l)	Holders of Performance Rights will not be entitled to participate in new issues of capital offered to holders of Shares such as bonus issues and entitlement issues.

(m)	This clause applies whilst we are listed on ASX. The terms of the Performance Rights may be amended as necessary by the Board to comply with the ASX Listing Rules, or any direction of ASX regarding the terms provided that, subject to compliance with the ASX listing rules, following such amendment, the economic and other rights of the Holder are not diminished or terminated.

(n)	A Performance Right gives the Holder no rights other than those expressly provided by these terms and those provided at law where such rights at law cannot be excluded by these terms.

(o)	A Performance Right will convert into a Share upon the achievement of an Applicable Milestone to that Performance Right prior to the Lapse Date. An Applicable Milestone for a Performance Right will be specified in the terms of issue of or invitation to apply for the Performance Right.

(p)	In the event an Applicable Milestone is satisfied prior to the Lapse Date, Performance Rights held by a Holder will convert into an equal number of Shares.

(q)	If an Applicable Milestone for a Performance Right is not achieved by the Lapse Date, all Performance Rights will lapse and be deemed to have been cancelled without payment or other compensation to the Holder.

(r)	The Shares into which the Performance Rights will convert will rank pari passu in all respects with existing Shares and, if we are listed on ASX, an application will be made by us to ASX for official quotation of the Shares issued upon conversion.

(s)	The conversion of Performance Rights is subject to compliance at all times with the ASX Listing Rules we are listed on ASX at the relevant time and the Corporations Act

The following are the applicable milestones for the class A, class B and class C performance rights:

Class A	Completion of either a pre-feasibility study or a definitive feasibility study of the Korbel Main deposit that demonstrates at the time of reporting that extraction is reasonably justified and economically mineable indicating an internal rate of return to us of greater than 20% and an independently verified JORC classified mineral reserve equal to or greater than 1,500,000 oz Au with an average grade of not less than 0.4g/t for not less than 116Mt.

Class B	Completion of the first gold pour (defined as a minimum quantity of 500 oz) from the Korbel Main deposit

Class C	Achievement of an EBITDA of more than A$20m in the second half-year reporting period following the commencement of commercial operations at the Korbel Main deposit.

Options

We have granted to employees, consultants and directors options to purchase 8,250,000 ordinary shares under the ESOP and we currently have 11,750,000 remaining options available for issuance under the ESOP. See “Management—ESOP.”

Warrants

As of October 29, 2024, we have issued (i) 522,500 public warrants to purchase 522,500 ADSs representing 31,350,000 ordinary shares with an exercise price of US$7.266 per ADS and expiring on July 25, 2029 and (ii) representative warrants to purchase 23,750 ADSs representing 1,425,000 ordinary shares with an exercise price of US$10.365 per ADS and expiring on July 23, 2028.

Convertible Loan

On November 21, 2022, we entered into a convertible loan facility with Nebari. As of October 29, 2024, we have drawn down US$5 million on the facility. The key terms of the facility are:

●	Amount: Up to US$7 million in funds is available as an unsecured senior debt in 2 tranches. A fixed amount of US$5 million was drawn down immediately and up to an additional US$2 million is available upon mutual agreement.

●	Term: 36 months from the closing date (following approval by our shareholders of the March 2024 Variation Agreement to the Nebari facility described below and our exercise of our right to extend the term of the facility on June 6, 2024) or 48 months from the closing if our shareholders approve the September 2024 Variation Agreement at our Annual General Meeting to be held in November 2024 as further described below.

●	Discount: Original issue discount of 2.778% of the tranche 1 principal only, added to the principal amount (resulting in original principal amount of US$5,142,857).

●	Coupon: 6% per annum, adjusted by the delta over a 3% SOFR floor with an upper limit and with an initial 9-month interest holiday period to be capitalized into the principal amount (US$278,077 in capitalized interest, when added to the original principal amount of US$5,142,857 results in a current principal amount of US$5,420,934).

●	Setup Fee: 1% on the drawdown of the tranche 1 principal and 1% of the tranche 2 principal if it is also drawn down.

●	Conversion: Nebari has the option to convert up to 100% of the principal, plus any accrued interest (“Conversion Amount”) at a Conversion Price of A$0.53, (following approval by our shareholders of the March 2024 Variation Agreement to the Nebari facility described below), which conversion price may be reduced to A$0.25 if our shareholders approve the September 2024 Variation agreement at our Annual General Meeting to be held in November 2024 as further described below. The Conversion Price was originally calculated based on the agreement which states the Conversion Price is equal to a 30% premium to the volume weighted average price (“VWAP”) of our shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date, subject to standard anti-dilution adjustments). The conversion of the Nebari loan facility was approved by shareholders’ of the Company at meeting held January 31 2023. Nebari has agreed to waive their conversion right for a period of three-months upon notice from us (the “Waiver Period”), which notice was given on September 19, 2024. If during the Waiver Period, the price of our ordinary shares is greater than the conversion price (A$0.53), then we agreed to pay Nebari US$20,000 for each full calendar week that Nebari is unable to convert all or any part of the Conversion Amount under our agreement with them. We will seek shareholder approval to refresh our capacity to convert the Conversion Amount at our upcoming Annual General Meeting to be held in November 2024.

●	Forced Conversion: If our share price is greater than 150% of the Conversion Price (A$1.53), then we, at our option may elect to force Nebari to convert the Conversion Amount, at the Conversion Price.

●

Voluntary Prepayment: In addition to voluntary prepayment in cash, we may repay up to 50% of the outstanding principal in discounted shares (10% discount to the 15-day VWAP proceeding the prepayment date). In the event of a voluntary prepayment, we will also issue Nebari options to subscribe for our shares, with a 2 year expiry period from the date of the options issuance, at a strike price of A$1.09 (Strike Price calculated based on the agreement which states the strike price is equal to a 40% premium to the VWAP of our shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date and in the amount of 80% of the Prepayment Amount divided by the Strike Price.

On March 6, 2024 we entered into a Variation Agreement (the “March 2024 Variation Agreement”) to amend the terms of the Nebari facility. The terms of the March 2024 Variation Agreement were approved by shareholders at a General Meeting of the Company held on May 31, 2024, and give us the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2025. In consideration of the grant of the right to extend the facility, we paid Nebari the sum of US$55,000 on June 1, 2024 and the conversion price of the facility was reduced to A$0.53. On June 6, 2024, we exercised our right under the March 2024 Variation Agreement to extend the repayment date of the facility to November 29, 2025. On May 22, 2024, we entered into a Variation Agreement with Nebari under which the covenant under the convertible loan facility for minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to US$1,500,000 for the month ended June 30, 2024.

On September 19, 2024, we entered into the September 2024 Variation Agreement to amend certain terms of the Nebari loan facility The terms of the September 2024 Variation Agreement are that, subject to shareholder approval at the Annual General Meeting of the Company to be held in November 2024, we will have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024 and the conversion price of the facility will be reduced to A$0.25. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring us to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000 upon signing of such agreement without shareholder approval. If the September 2024 Variation Agreement is not approved by our shareholders, the Nebari facility will remain repayable on its current terms (including the A$0.53 conversion price) and would be due for repayment on November 29, 2025, other than the minimum liquidity financial covenant variation mentioned above which is effective upon execution of such agreement.

American Depositary Shares

As of October 28, 2024, we had 596,046 ADSs representing 35,762,760 ordinary shares outstanding. The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 60 ordinary shares (or a right to receive 60 ordinary shares) deposited with HSBC Bank Australia, as custodian for the depositary in Australia. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which are attached as an exhibit to this annual report.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the ordinary shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

Each holder of ADSs will be responsible for any taxes or other governmental charges payable on its ADSs or on the deposited securities represented by any of such holder’s ADSs. The depositary may refuse to register any transfer of a holder’s ADSs or allow a holder to withdraw the deposited securities represented by its ADSs until those taxes or other charges are paid. It may apply payments owed to a holder or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and each holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask a holder to surrender its outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without a holder’s consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, a holder is considered, by continuing to hold ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our ordinary shares from an exchange outside the United States on which they were listed and do not list the ordinary shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on a holder’s behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Ordinary shares Underlying ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

●	when a holder owes money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send copies of those communications or otherwise make those communications available if we ask it to. A holder has a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

A holder will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Public Warrants

The following is a brief summary of certain terms and conditions of the public warrants and is subject in all respects to the provisions contained in the public Warrant Agent Agreement. Each holder should review a copy of the form of Warrant and Warrant Agent Agreement filed with the SEC for a complete description of the terms and conditions applicable to the public Warrants

Exercisability. The public warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The public warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the public warrants and the ADSs under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the public warrants and the ADSs under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the public warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the public warrant. Pursuant to the Warrant Agreement, a public warrant holder may exercise its public warrants only for a whole number of ADSs. This means only a whole public warrant may be exercised at a given time by a public warrant holder. No fractional public warrants will be issued and only whole warrants will trade. No fractional shares or ADSs will be issued in connection with the exercise of a warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an ADS, the Company will, upon exercise, round down to the nearest whole number the number of ADSs to be issued to the public warrant holder.

Exercise Limitation. A holder will not have the right to exercise any portion of the public warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the public warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole ADS purchasable upon exercise of the public warrants is US$7.266 per whole ADS. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the public warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. The public warrants are listed on Nasdaq, under the symbol “NVAWW”.

Warrant Agent. The public warrants were issued in registered form under a warrant agent agreement between VStock Transfer, LLC, as warrant agent, and us. The public warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the public warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the public warrants will be entitled to receive upon exercise of the public warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the public warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the public warrants.

Rights as a Stockholder. Except as otherwise provided in the public warrants or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of a public warrant does not have the rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the public warrant. An exercising public warrant holder will not become a holder of ADSs until the ADS depositary registers and delivers the ADSs.

Exclusive Forum. The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Governing Law. The public warrants are governed by New York law.

Representative Warrants

The representative warrants consist of warrants issued to ThinkEquity LLC or its designees as the representative for the underwriters in our July 2024 offering and have substantially the same terms as the public warrants described above except that (i) the exercise price for the July 2024 representative warrants is US$10.365 per ADS; (ii) the July 2024 representative warrants are not exercisable until 180-days after commencement of sales of the July 24, 2024 offering, or January 19, 2025; (iii) the July 2024 representative warrants expire four years after the effective date, or July 23, 2027; (iv) the July 2024 representative warrants are always entitled to a cashless exercise provision; (v) the July 2024 representative warrants are not transferable until January 19, 2025, except for limited circumstances and (vi) there is no trading market for the July 2024 representative warrants on any securities exchange or nationally recognized trading system; we do not expect a trading market to develop and we do not intend to list the July 2024 representative warrants on any securities exchange or other trading market. Each holder should review a copy of the form of July 2024 representative warrants filed with the SEC for a complete description of the terms and conditions applicable to the July 2024 representative warrants.

Our Constitution

In general our constitution addresses similar matters to those typically addressed in the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of our company. Our constitution is subject to the terms of the ASX listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders (in person or by proxy) entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the complete text of our constitution, a copy of which is filed as an exhibit to annual report.

Interested Directors

A director or that director’s alternate who has a material personal interest in a matter, contract or arrangement that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote in respect of that matter according to our constitution unless permitted to do so by the Corporations Act, in which case such director may (i) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement; (ii) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest and prohibits directors from voting on matters in which they have a material personal interest and from being present and counted when determining if a quorum is present at the meeting while the matter is being considered. In addition, subject to certain exceptions the Corporations Act and the listing rules of the ASX and Nasdaq may require shareholder approval of any provision of related party benefits to our directors, unless a relevant exception applies.

Directors’ Compensation

Our non-executive directors are paid remuneration for their services as directors. Subject to the listing rules of the ASX and Nasdaq, non-executive directors as a whole may be paid or provided remuneration for their services a total amount or value not to exceed A$500,000 per annum. Subject to the listing rules of the ASX and Nasdaq, the aggregate, capped sum for non-executive directors’ remuneration is to be divided among the non-executive directors in such proportion as the directors themselves agree and in accordance with our constitution. The capped sum remuneration for non-executive directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting in accordance with the listing rules of ASX. In addition, our board of directors may fix the remuneration of each executive director, which may comprise salary or commission on or participation in our profits (or comprising a combination of each) as our directors determine.

Fees payable to our non-executive directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits or operating revenue. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our constitution, any director who performs extra services or makes any special exertions, whether in going or residing abroad or otherwise for any of the purposes of our company, that director may be paid an additional sum for those services and exertions.

In addition to other remuneration provided in our constitution, all of our directors are entitled to be paid by us for all travelling and other expenses properly incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.

In addition, in accordance with our constitution, a director may be paid a retirement benefit as determined by our board of directors subject to the requirements of the Corporations Act.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money or obtain other financial accommodation for the purposes of our company, and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by our company in any manner and upon any terms and conditions as our board of directors deems appropriate, subject to the provisions of applicable law including the Corporations Act as it relates to related party transactions.

Retirement of Directors

Pursuant to our constitution, one-third of our directors (other than the managing director) must retire from office at every annual general meeting. If the number of directors (other than the managing director) is not a multiple of three, then the number nearest, to but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director must retire from office at the conclusion of the third annual general meeting after which the director was elected. A retiring director remains in office until the end of the meeting and will be eligible for re-election at the meeting. In addition, a director appointed to fill a casual vacancy between annual general meetings must retire at the next annual general meeting following their appointment and are eligible for election.

Rights and Restrictions on Classes of Shares

The rights attaching to our ordinary shares are detailed in our constitution. Our constitution provides that, subject to the Corporations Act, the ASX’s listing rules and our constitution, our directors may issue shares with preferential, deferred or special rights, privileges or conditions or with any restrictions, whether in relation to dividends, voting, return of share capital, or otherwise as our board of directors may determine. Subject to the Corporations Act, the ASX’s listing rules and our constitution, we may issue further shares on such terms and conditions as our board of directors resolve (see also “—Change of Control”). We may only issue preference shares if the rights attaching to the preference shares (including relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including ordinary shares)) are set out in our constitution or otherwise approved by special resolution passed at a general meeting, in either case prior to the issue of such preference shares. We do not currently have any preference shares on issue. Our outstanding share capital consists of only one class of shares, being ordinary shares.

Dividend Rights

Under the Corporations Act, a company must not pay a dividend unless (a) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and (c) the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. Subject to this requirement, our board of directors may from time to time determine to pay and declare dividends to shareholders. All dividends unclaimed for one year after the time for payment has passed may be invested or otherwise made use of by our board of directors for our benefit until claimed or until dealt with under any law relating to unclaimed moneys. There have been no dividends paid to shareholders to date.

Voting Rights

Under our constitution, and subject to any voting exclusions imposed under the ASX’s listing rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. We do not currently have any partly paid shares on issue. The current ASX Recommendations recommend that the voting by ASX-listed entities be conducted by way of a poll on all substantive resolutions. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are generally not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Under Australian law, an ordinary resolution is passed if a majority of the votes cast on the resolution (in person or by proxy) by members entitled to vote on the resolution are in favor of the resolution and a special resolution is passed if at least 75% of the votes cast on the resolution (in person or by proxy) are in favor of the resolution.

ADSs holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares that their ADSs represent.

Right to Share in Our Profits

Pursuant to our constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders. However, any such dividend may only be payable in accordance with the requirements set out in the Corporations Act described above.

Rights to Share in the Surplus in the Event of Winding Up

Our constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution, shares may be issued and allotted, which are liable to be redeemed. Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purposes of the redemption.

Variation or Cancellation of Share Rights

Subject to the Corporations Act, the listing rules of the ASX and Nasdaq, and the terms of issue of shares of that class, the rights and privileges attached to shares in a class of shares may only be varied or cancelled by a special resolution, together with either (i) a special resolution passed at a meeting of members holding shares in the class; or (ii) the written consent of members with at least 75% of the shares in the class.

Directors May Make Calls

Our constitution provides that subject to compliance with the Corporations Act and the terms on which partly paid shares are issued, directors may make calls on the holders of the shares for any money unpaid on them. We do not currently have any partly paid shares on issue.

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the listing rules of ASX. Certain resolutions require approval of 75% or more (by number of shares) of the shareholders entitled and present to vote on the relevant resolution, including but not limited to changing the name of the company, amending or replacing the constitution of the company or changing the status of the company from public to private. Other resolutions only require the approval of 50% or more (by number of shares) of the shareholders entitled and present to vote on the relevant resolution, including to consolidate or sub-divide the issued capital of the company, to approve the appointment of the auditor and to approve the giving of a financial benefit to a related party.

Foreign Ownership Regulation

Our constitution does not impose specific limitations on the rights of non-residents to own securities in us. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth), and the Foreign Acquisition and Takeovers Regulations 2015, or the FATA, which generally applies to acquisitions or proposed acquisitions:

●	by a foreign person or their associates (as defined in the FATA) of a direct interest (generally constituted by an interest of 10% or more) in a company which operates a business that meets the criteria of a ‘national security business’ regardless of value;

●	by ‘foreign government investors’ (as defined in the FATA) acquiring a direct interest (generally constituted by an interest of 10% or more) in a company regardless of value;

●	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

●	by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA (as set out above).

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the Australian target is less than A$1,339 million (approximately US$907 million).The above should be considered an overview only. The application of the FATA is complex and requires an assessment of the circumstances and nature of a particular investment. For example, varying rules exist for acquisitions in agricultural land or businesses deemed to be ‘sensitive businesses.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company. There are also civil and criminal penalties which may apply to breaches of the FATA.

In addition, if we were to become a ‘foreign person’ for the purposes of the FATA we would be required to obtain the approval of the Australian Treasurer to undertake certain acquisitions of Australian entities or businesses.

Ownership Threshold

There are no specific provisions in our constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% relevant interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns (alone or together with associates) a 5% relevant interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares and must also notify us and the ASX on its ceasing to be a “substantial” shareholder.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Pursuant to the ASX Listing Rules, our Board may (at its discretion) issue securities to persons or entities who are not ‘related parties’ (as defined in detail in the ASX Listing Rules, however includes directors, their parents and children and other associated companies) without approval from shareholders if such issue, when aggregated with securities issued within the past twelve months, would be an amount that would exceed 15% of our issued ordinary share capital at the commencement of that 12-month period (“Placement Capacity”). Certain issues are excluded from the calculation of issues which reduce the Placement Capacity, including any approval made with shareholder approval or issues under an approved ESOP. Certain ASX listed entities can seek shareholder approval to increase the Placement Capacity by a further 10% (i.e. to 25% of our issued ordinary share capital) at annual general meetings (“Additional Capacity”). The Additional Capacity is subject to certain further restrictions (including a requirement that securities issued under the Additional Capacity must be quoted securities and must be issued for cash at not more than a 25% market discount). We obtained approval for the Additional Capacity at our 2023 Annual General Meeting. Other allotments of securities require approval by our shareholders subject to certain exemptions existing under the ASX Listing Rules.

On May 1, 2024, we announced a notice of meeting for May 31, 2024 seeking approval from our shareholders to issue the ordinary shares which underly the ADS offered hereby and the underwriter warrants. We received the required approvals from our shareholders, and accordingly, those securities will not reduce the capacity to issue further securities without shareholder approval as described above.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, including us, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in our company (when aggregated with their “associates”) increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person: (i) is the holder of the securities (other than if the person holds those securities as a bare trustee); (ii) has power to exercise, or control the exercise of, a right to vote attached to the securities; or (iii) has the power to dispose of, or control the exercise of a power to dispose of, the securities.

If, at a particular time, a person has a relevant interest in issued securities and the person (whether before or after acquiring the relevant interest) has (i) entered into an agreement with another person with respect to the securities; (ii) given another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition); or (iii) granted an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, then the other person is taken to have a relevant interest in the relevant securities.

There are a number of exceptions to these takeover provisions. In general terms, some of the more significant exceptions include:

●	when the acquisition results from the acceptance of an offer under a formal takeover bid;

●	when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain ‘prescribed’ matters set out in the Corporations Act;

●	when the acquisition has been previously approved by our shareholders by resolution passed at general meeting;

●	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in our company of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in our company more than three percentage points higher than they had six months before the acquisition;

●	when the acquisition results from the issue of securities under a rights issue;

●	when the acquisition results from the issue of securities under a dividend reinvestment scheme or bonus share plan;

●	when the acquisition results from the issue of securities under certain underwriting arrangements;

●	when the acquisition results from the issue of securities through a will or through operation of law;

●	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by the ASIC;

●	an acquisition arising from an auction of forfeited shares conducted on-market; or

●	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of these takeover provisions are criminal offenses. The ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of these takeover provisions, including the ability to make orders, canceling contracts, freezing transfers of, and rights attached to, securities and forcing a party to dispose of securities. There are certain defenses to breaches of these takeover provisions provided in the Corporations Act.

Our Constitution, which is included as an exhibit to this annual report, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e. a bid for a specified proportion of a class of securities in us) without the approval of a majority of our shareholders voting at a general meeting (refer Article 28 of the Constitution). For these provisions to be effective they must be approved by shareholders at a general meeting at least every three years. Article 28 of the Constitution was approved by shareholders at the 2019 Annual General Meeting and therefore was operative until November 2022. The Company intends to seek reapproval of Article 28 at its 2023 Annual General Meeting. The existence of these provisions may have the effect of discouraging proportionate takeover bids and limit our shareholders’ and ADS holders’ opportunity to obtain a premium for their securities from such a transaction.

Access to and Inspection of Documents

Inspection of our records is governed by our constitution and the Corporations Act. Any shareholder has the right to inspect or obtain copies of our share register on the payment of a prescribed fee provided that the inspection is for a prescribed purpose. Our books containing the minutes of general meetings will be kept at our registered office and will be open to inspection of shareholders at all times when the office is required to be open to the public. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders (who are not directors). Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

Limitation of Liability and Indemnification of Directors and Officers

Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

●	a liability owed to the company or a related body corporate of the company;

●	a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB 1317HC or 1317HE of the Corporations Act;

●	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

●	legal costs incurred in defending or resisting an action for a liability incurred as an officer or auditor of the company if the costs are incurred:

○	in defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;

○	in defending or resisting criminal proceedings in which the person is found guilty;

○	in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

○	in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

Our constitution is consistent with the above provisions in respect of the indemnification of an officer of the company.

Indemnification and Insurance Agreements. We have agreed to indemnify our executive officers and non-employee directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We also maintain insurance policies that indemnify our directors and executive officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

SEC Position. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Ownership and Exchange Controls

Competition Act

Limitations on the ability to acquire and hold our ordinary shares may be imposed by the Competition Act and Consumer (Australia). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition. Further, the Competition and Consumer Act (Australia) permits the Commissioner of Competition to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner of Competition jurisdiction, for up to one year, to challenge this type of acquisition before the Australian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Australia.

C. Material Contracts

Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified in “Item 10. Additional Information – E. Taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons require the approval of the Australian Federal Treasurer to acquire more than a limited percentage of interests in an Australian company. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Foreign Acquisitions and Takeovers Regulations 2015 (Cth) (together, the “FIRB Legislation”).

Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) is prohibited from acquiring 20% or more of the voting power (including potential voting power) or issued shares (including rights to, and other prescribed interests in, issued shares) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$310 million (or A$1,339 million for investors from free trade agreement countries, including the United States). All acquisitions of direct interests in Australian entities (generally comprising 10% or more of the voting power or issued shares) by foreign government investors, must be notified to the Australian Federal Treasurer in accordance with the FIRB Legislation.

If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FIRB Legislation, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

D. Taxation

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the ADSs or ordinary shares (which are collectively referred to in this section as our securities) by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our securities and hold such securities as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our securities as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, , partnerships and other pass-through entities, and investors in such pass-through entities). Unless otherwise specified, this discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences. Holders should consult their tax adviser with regard to the application of the U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our securities that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our securities, the U.S. federal income tax consequences relating to an investment in our securities will depend in part upon the status and activities of such entity and the status of the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our securities. Persons considering an investment in our securities should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our securities, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. Holder holding ADSs will be treated as the owner of the ordinary shares represented by the ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the current year, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the current taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our securities, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our securities, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our securities, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our securities, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our securities. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our securities, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our securities, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our securities. If the election is made, the U.S. Holder will be deemed to sell our securities it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s securities would not be treated as securities of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our securities and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the securities of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of securities of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our securities if such U.S. Holder makes a valid “mark-to-market” election for our securities. The mark-to-market election is available only if we are a PFIC and our ordinary shares or ADSs are “regularly traded” on a “qualified exchange.” Our ordinary shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ordinary shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement is disregarded) Nasdaq is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. Holder. It should be noted that it is intended that only the ADSs and not our ordinary shares will be listed on Nasdaq. Consequently, our ordinary shares may not be marketable if the ASX (where our ordinary shares are currently listed) does not meet the applicable requirements. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election for ordinary shares that are not represented by ADSs.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our securities held at the end of such taxable year over the adjusted tax basis of such securities. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our securities over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our securities would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our securities in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our securities for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our securities.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of interest and penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our securities, the consequences to them of an investment in a PFIC, any elections available with respect to our securities and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the securities of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our securities generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s securities. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s securities, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our securities that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on the ADSs that are readily tradable on an established securities market in the United States. The ADSs have been approved for listing on Nasdaq, which is an established securities market in the United States, and we expect the ADSs will be readily tradable on Nasdaq. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. In addition, our company, which is incorporated under the laws of Australia, believes that it qualifies as a resident of Australia for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 6, 1982, as amended and currently in force, or the U.S.-Australia Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Australia Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Consequences,” such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders.

A U.S. Holder generally may claim the amount of any Australian withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s taxable income from foreign sources bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” This limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Australian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. Holder. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of our securities and our company if, as a result of such actions, the holders of our securities are not properly treated as beneficial owners of the underlying ordinary shares. Each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. Holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the depositary receives the distribution, in the case of the ADSs, or on the day the distribution is received by the U.S. Holder, in the case of ordinary shares, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Disposition

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our securities in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our securities. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our securities were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our securities will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our securities. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our securities.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our securities, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 over. Twelve months for securities may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our securities may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Allocation of Purchase Price Between ADS and Accompanying Warrants

For U.S. federal income tax purposes, with respect to each unit, the ADSs and warrants acquired in in the July 2024 public offering will be treated as an “investment unit” consisting of one ADS and one warrant, with each warrant exercisable into one ADS. The purchase price for each investment unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the U.S. Holder. This allocation of the purchase price for each unit will establish the U.S. Holder’s initial tax basis for U.S. federal income tax purposes in each security included in each unit. The separation of components of each unit should not be a taxable event for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the allocation of the purchase price for a unit.

Exercise and Expiration of Warrants

In general, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of warrants into ADSs. The U.S. federal income tax treatment of a cashless exercise of warrants into the ADSs is unclear. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

The expiration of a warrant will be treated as if the U.S. Holder sold or exchanged the warrant and recognized a capital loss equal to the U.S. Holder’s tax basis in the warrant.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). An adjustment to the warrants that could result in a constructive distribution to a U.S. Holder would be treated as described under “Dividends” above, and the tax treatment of distributions on the warrants is unclear. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the U.S. Holder. U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to and distributions on the warrants.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares, warrants, or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN SECURITIES UNDER ITS CIRCUMSTANCES.

Material Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of our securities. It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such securities held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of our securities. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a Non-Australian Holder in this summary). This summary is also based on the assumption that a Non-Australian Holder is “absolutely entitled” to the ordinary shares represented by an ADS (see “—Nature of ADSs for Australian Taxation Purposes” below).

Nature of ADSs for Australian Taxation Purposes

Non-Australian Holders of ADSs should obtain specialist Australian tax advice regarding their rights and obligations under the deposit agreement with the depositary, including whether the deposit arrangement constitutes a “bare trust” resulting in the holders of an ADS being “absolutely entitled” to the underlying ordinary shares represented by the ADS for Australian taxation purposes. Apart from certain aspects of the Australian tax legislation (for example, the Australian capital gains tax and withholding tax provisions, which are discussed below), there is no express legislative basis for disregarding “bare trusts” for Australian tax purposes generally.

This summary proceeds on the assumption that the deposit arrangement constitutes a bare trust, which results in holders of ADSs being “absolutely entitled” to the underlying ordinary shares. On this basis, holders of ADSs can be treated as the beneficial owners of the underlying ordinary shares for Australian capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends derived by the holders of ADSs as the persons beneficially entitled to those dividends.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. To the extent that they are unfranked, dividends payable to Non-Australian Holders will be subject to dividend withholding tax except to the extent they are declared to be “conduit foreign income,” or CFI. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation treaty and qualifies for the benefits of the treaty. Under the provisions of the U.S.-Australia Tax Treaty between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

Under the U.S.-Australia Tax Treaty, if a U.S. resident company that is a Non-Australian Holder directly owns a 10% or more voting interests, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which the company is beneficially entitled is limited to 5%.

Withholding tax on any unfranked dividends not declared to be CFI that are paid to a Non-Australian Holder is required to be withheld at source by the company. The company is responsible for remitting any tax withheld on unfranked dividends not declared to be CFI that are paid to a Non-Australian Holder to the Australian Taxation Office.

Character of ADSs or Shares for Australian Taxation Purposes

The Australian tax treatment of a sale or disposal of the ADSs or underlying shares will depend on whether they are held on capital account or revenue. ADSs held on capital account will generally be held for investment purposes, including for growth in value and dividends. ADSs may be held on revenue rather than capital account, for example, where they are held by share traders, who are carrying on a business of buying and selling shares. Non-Australian Holders of ADSs should obtain specialist Australian tax advice regarding the characterization of any gain or loss on a sale or disposal of the ADSs or underlying shares as capital or revenue in nature.

Tax on Sales or other Dispositions of Shares or ADSs—Capital Gains Tax

Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, provided the shares are not “taxable Australian property.” Taxable Australian property includes “indirect Australian real property interests,” which are interests in a company where:

●	the Non-Australian Holders, together with associates, hold 10% or more of our issued shares, at the time of disposal or for a 12-month period during the two years prior to disposal; and

●	more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

If a Non-Australian Holder of ADSs was not absolutely entitled to the underlying shares, and the ADSs were held on capital account, the same principles would apply in determining whether a gain on the sale or disposal of the ADSs would be subject to Australian capital gains tax. That is, a Non-Australian Holder should not be subject to Australian capital gains tax provided the ADSs are not taxable Australian property.

The 50% capital gains tax discount is not available to Non-Australian Holders on gains from assets acquired after May 8, 2012 where they were non-Australian residents during the entire holding period. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of “taxable Australian property,” which includes indirect Australian real property interests, the purchaser will be required to withhold and remit to the Australian Taxation Office 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their ordinary shares are not “indirect Australian real property interests”. If the Non-Australian Holder is subject to Australian capital gains tax on the sale or disposal of the ordinary shares/ADSs an Australian income tax return must be lodged and a tax credit should be available for the tax withheld by the purchaser.

Note that the company does not have any land in Australia and has no intention to acquire any in the foreseeable future, so no capital gains tax liability should arise. If the Non-Australian Holder has no liability but tax has been withheld, a tax return can be lodged and refund claimed.

Tax on Sales or other Dispositions of ADSs—Revenue Account

Non-Australian Holders who hold their ADSs on revenue account may have the gains made on the sale or other disposal of the ADSs included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia. In the case of gains which are ordinary income, there are no express provisions which treat holders of ADSs as the owners of the underlying shares where they are absolutely entitled to those shares under a bare trust, though in practice a look-through approach is adopted

Non-Australian Holders assessable under these ordinary income provisions in respect of gains made on ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals and would be required to file an Australian tax return.

However, relief from Australian income tax may be available to a Non-Australian Holder who is resident of a country with which Australia has a double taxation treaty, if the Non-Australian Holder qualifies for the benefits of the treaty and does not, for example, derive the gain in carrying on business through a permanent establishment in Australia.

To the extent an amount would be included in a Non-Australian Holder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount may be reduced, so that the holder may not be subject to double Australian tax on any part of the gain.

The statements under “—Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of certain taxable Australian property are also relevant where the disposal of the ADSs by a Non-Australian Holder is likely to generate gains on revenue account, rather than a capital gain.

Dual Residency

If a holder of ADSs is a resident of both Australia and the United States under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a U.S. resident for the purposes of the U.S.-Australia Tax Treaty and qualifies for the benefit of that treaty, the Australian tax may be subject to limitation by the U.S.-Australia Tax Treaty. Holders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or ordinary shares, unless the company is a landholder in Australia above a certain threshold and unless the securities issued, transferred and/or surrendered represent 90% or more of our issued shares (on the basis that the ordinary shares are listed on the Australian Stock Exchange). Note that the company does not have any land in Australia and has no intention to acquire any in the foreseeable future, so no duty liability should arise.

Issues on Death

Australia does not have estate or death duties.

As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. However, if the shares are taxable Australian property (as discussed above), the disposal of inherited shares by the executor of the estate or by entitled beneficiaries may, however, give rise to a capital gains tax liability. Note that the company does not have any land in Australia and has no intention to acquire any in the foreseeable future, so no capital gains tax liability should arise.

Goods and Services Tax

No Australian goods and services tax will be payable on the supply of the ADSs or ordinary shares.

THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR SECURITIES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited company incorporated under the laws of Australia. Certain of our directors, senior management and executive officers are non-residents of the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible or practicable for you to:

●	effect service of process within the United States upon our non-U.S. resident directors, non-U.S. resident senior management and non-U.S. resident executive officers or on us;

●	enforce in U.S. courts judgments obtained against our non-U.S. resident directors, non U.S. resident senior management and non-U.S. resident executive officers or us in the United States courts in any action, including actions under the civil liability provisions of U.S. securities laws;

●	enforce in U.S. courts judgments obtained against our non-U.S. resident directors, non-U.S. resident senior management and non-U.S. resident executive officers, or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

●	bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors, non-U.S. resident senior management and non-U.S. resident executive officers, or us based solely upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors, non-U.S. resident senior management and non-U.S. resident executive officers, or us, including actions under the civil liability provisions of the U.S. securities laws.

We note that there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws. The disclosure in this section is not based on the opinion of counsel.

Our agent for service of process in the United States is: Alaska Range Resources LLC, 1150 S Colony Way, Suite 3-440, Palmer, AK 99645.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website at www.sec.gov or from the investor relations page on our website at https://novaminerals.com.au/us-investor-centre/. Information on our website is not incorporated by reference into or otherwise part of this annual report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial capital markets, financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and short-term investments include cash in readily available checking accounts and guaranteed investment certificates. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in Australian dollars, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the Australian dollar, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. We also purchase property, plant and equipment in US dollars. We do not currently use derivative financial instruments to reduce our foreign exchange exposure. While our foreign currency exchange risk could possibly be significant, depending on the volatility of the relevant exchange rates, we mitigate this risk by making payment for transactions in the native currency in which the transaction was incurred, where possible. The foreign exchange gains or losses recorded in our statement of profit or loss and other comprehensive income are principally due to the revaluation of intercompany loans and financial liabilities to the current applicable foreign exchange rate at the end of each reporting period.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Equity Investment Risk

Our marketable and non-marketable equity securities are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings.

Our marketable equity securities are publicly traded stocks or funds and our non-marketable equity securities are investments in privately held companies, some of which are in the startup or development stages

We record marketable equity securities not accounted for under the equity method at fair value based on readily determinable market values, of which publicly traded stocks and mutual funds are subject to market price volatility, and represent A$1,220,024 and $A511,073 of our investments as of June 30, 2023 and 2024, respectively. A hypothetical adverse price change of 10% on our June 30, 2024 balance would decrease the fair value of marketable equity securities by A$51,107.

Our non-marketable equity securities not accounted for under the equity method are adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). The fair value measured at the time of the observable transaction is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those that are in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize, and they may experience a decline in financial condition, which could result in a loss of a substantial part of our investment in these companies. Valuations of our equity investments in private companies are inherently more complex due to the lack of readily available market data and observable transactions at lower valuations could result in significant losses. In addition, global economic conditions could result in additional volatility. The success of our investment in any private company is also typically dependent on the likelihood of our ability to realize appreciation in the value of investments through liquidity events such as public offerings, acquisitions, private sales or other market events. Changes in the valuation of non-marketable equity securities may not directly correlate with changes in valuation of marketable equity securities. As of June 30, 2023 and 2024, the carrying value of our non-marketable equity securities, which were accounted for under the measurement alternative, was A$205,887 and A$205,887, respectively.

The carrying values of our equity method investments, which totaled approximately A$16,767,507 as of June 30, 2023, and A$7,104,167 as of June 30, 2024, generally do not fluctuate based on market price changes. However, these investments could be impaired if the carrying value exceeds the fair value and is not expected to recover

For additional information about our equity investments, see Note 8 of the Notes to Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

See description of our publicly traded warrants in Item 10.B.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 60 ordinary shares (or a right to receive 60 ordinary shares) deposited with HSBC Bank Australia, as custodian for the depositary in Australia. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.A copy of the deposit agreement is attached as an exhibit to this annual report.

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the American Depository Receipt (ADR) holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

Each holder of ADSs will be responsible for any taxes or other governmental charges payable on its ADSs or on the deposited securities represented by any of such holder’s ADSs. The depositary may refuse to register any transfer of a holder’s ADSs or allow a holder to withdraw the deposited securities represented by its ADSs until those taxes or other charges are paid. It may apply payments owed to a holder or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and each holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. Defaults

No matters to report

B. Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to Instruments

Not applicable.

B. Material Modifications to Rights

Not applicable.

C. Withdrawal or Substitution of Assets

Not applicable.

D. Change in Trustees or Paying Agents

Not applicable.

E. Use of Proceeds

In July 2024, the registration statement on Form F-1 (File No 333-278695) relating to our initial public offering (“IPO”) of our ADS and Warrants to purchase ADSs was declared effective by the Securities Exchange Commission (“SEC”). On July 25, 2024, we closed our IPO, pursuant to which we issued and sold 475,000 units each unit consisting of one ADS (or 475,000 ADSs representing 28,500,000 ordinary shares in the aggregate) and one warrant to purchase one ADS (or 475,000 warrants to purchase 475,000 ADSs representing 28,500,000 ordinary shares in the aggregate). In connection the IPO, the underwriters partially exercised their over-allotment option and purchased an additional 47,500 warrants to purchase 47,500 ADSs representing 2,850,000 ordinary shares in the aggregate. The price to the public for the IPO was US$6.92 per unit, for which we received gross proceeds of approximately US$3.3 million and net proceeds of approximately US$2.03 million. The offering commenced in July 2024 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333--278695) for the offering was March 27, 2024. ThinkEquity LLC acted as representative for the underwriters for the offering. The net proceeds from our offering have been used, and are expected to continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on July 24, 2024.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2024. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Company’s Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit 144 Table of Contents preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management concluded that as of June 30, 2024, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

There has been no change to the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit and Risk Committee are Richard Beazley, Rodrigo Pasqua, and Avi Geller. Each of our audit, risk and disclosure committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that Mr. Avi Geller is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct applicable to all of our directors, officers and employees. Our Code of Conduct is available on our website at www.novaminerals.com.au. We post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website www.novaminerals.com.au, and you should not consider it to be a part of this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 30 June 2024, and 2023 respectively, the following fees were paid or payable for services provided by RSM Australia Partners, who is the principal auditor responsible for auditing the Company’s financial statements filed with the ASX, and Grassi & Co., CPAs, P.C., who is the Company’s principal independent registered public accountant for financial statements filed with the Securities and Exchange Commission

RSM Australia Partners

	Year Ended June 30,
	2024	2023
	A$	A$

Audit fees	80,000	81,000
Audit related fees	-	-
Tax fees (1)	32,500	91,579
All other fees	-	-
Total	112,500	172,579

(1) Includes preparation of the tax returns for both Australia and the US. The US tax returns were prepared by RSM affiliate RSM USA.

	Year Ended June 30,
	2024	2023
	A$	A$

Grassi & Co
Audit fees	261,222	138,712
Audit related fees	115,567	-
Tax fees	-	-
All other fees	-	-
Total	376,789	138,712

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations, U.S. Sarbanes-Oxley Act of 2002 assessments, and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. They also include fees for assurance reporting on our current and historical financial information included in our SEC registration statement in connection with our July 2024 public offering and also fees for the review of the interim financial information in connection with our July 2024 public offering.

Tax Fees

Tax fees are fees billed for professional services for tax due diligence and tax consultations.

All Other Fees

In 2024 and 2023, there were no other fees.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors in following the formation of our audit committee were pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2024, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

As we are incorporated in Australia, we are allowed to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq Capital Market corporate governance standards, as long as we disclose each requirement under the listing standards of Nasdaq that we do not follow and describe the home country practice we follow in lieu of the relevant corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements under the rules adopted by the SEC and listing standards of Nasdaq Capital Market. We follow Australian corporate governance practices in lieu of the corporate governance requirements of Nasdaq Company Guide in respect of:

●	Nasdaq Rule 5620(c) requires a quorum for a company’s shareholders consist of holders of no less than 33 1/3% of the outstanding shares of our voting stock — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two (2) shareholders who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia and will therefore claim an exemption from Nasdaq Rule 5620(c).

●	Nasdaq Rules 5635 et seq. require companies to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. We will therefore claim exemptions from Nasdaq Rules 5635 et seq.

●	Nasdaq Rule 5605 sets forth requirements relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

●	Nasdaq Rule 5605-2 requires independent directors to meet at least annually in executive sessions. We expect to claim an exemption from this requirement as the ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

●	Nasdaq Rule 5610 requires disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption.

●	Nasdaq Rule 5605(f) requires that a foreign issuer have, or explain why it does not have, at least two members of its board of directors who are “Diverse” (Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company’s principal executive offices), including at least one Diverse director who self-identifies as female. The ASX Rules do not have any comparable rules regarding board composition.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a Securities Trading Policy that governs purchases and sales of and other transactions in our securities by our Executive and Non-Executive directors, officers and employees and their associates.. We believe the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Securities Trading Policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity   policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data.

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by Craig Bentley, our Director of Finance & Compliance and is supported by management. Our board of directors considers cybersecurity risk as part of its risk oversight function and has also designated the audit and risk committee to oversee cybersecurity and other information security risks. The audit and risk committee reviews our cybersecurity management and strategy periodically and receives regular reports from the management on our cybersecurity risks. In addition our management updates the audit committee, where it deems appropriate, regarding cybersecurity incidents it considers to be significant.

As of the date of the filing of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Constitution of Nova Minerals Limited, filed as Exhibit 3.2 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
2.1*	Description of Securities
2.2	Form of Deposit Agreement, filed as Exhibit 4.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on May 28, 2024 and incorporated herein by reference
2.3	Form Of American Depositary Receipt evidencing American Depositary Share (included in Exhibit 2.2)
2.3	Form of Warrant Agent Agreement, filed as Exhibit 4.4 to our Registration Statement on Form F-1 (File. No. 333-278695) on July 19, 2024 and incorporated herein by reference
2.4	Form of Warrant, filed as Exhibit 4.5 to our Registration Statement on Form F-1 (File. No. 333-278695) on July 5, 2024 and incorporated herein by reference
2.5	Form of Representative’s Warrant (included in Exhibit 4.1)
2.6	Form of Representative’s Warrant (included in Exhibit 4.10)
4.1	Form of Underwriting Agreement, filed as Exhibit 1.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on July 5, 2024 and incorporated herein by reference
4.2	Loan Agreement dated November 21, 2022 between Nova Minerals Ltd. and Nebari Gold Fund 1, LP, filed as Exhibit 10.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.3*	Form of Independent Director Agreement between Nova Minerals Limited and each independent director
4.4*	Form of Deed of Indemnity, Insurance and Access between Nova Minerals Limited and its executive officers and directors
4.5	Nova Minerals Limited Employee Shares Option Plan, filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.6	Incorporated Joint Venture Agreement by and among Nova Minerals Limited, AK Minerals Pty Ltd and AKCM (Aust) Pty Ltd dated December 17, 2017, filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.7	Minerals Royalty Agreement by and among AK Custom Mining LLC, AK Minerals Pty Ltd and AKCM (Aust) Pty Ltd dated May 21, 2018, filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.8	Variation Agreement dated March 6, 2024 between Nova Minerals Limited and Nebari Gold Fund 1, LP, filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.9	Variation Agreement dated May 22, 2024 between Nova Minerals Limited and Nebari Gold Fund 1, LP, filed as Exhibit 10.9 to our Registration Statement on Form F-1 (File. No. 333-278695) on June 24, 2024 and incorporated herein by reference
4.10	Form of Underwriting Agreement, filed as Exhibit 1.1 to our Registration Statement on Form F-1 (File. No. 333-282224) and incorporated herein by reference
4.11	Temporary waiver of Clause 6, Conversion Rights, in the loan agreement dated 21 November 2022 between Nova Minerals Limited and Nebari Gold Fund 1, LP filed as Exhibit 10.9 to our Registration Statement on Form F-1 (File. No. 333-282224) and incorporated herein by reference
4.12	Variation Agreement dated September 19, 2024 between Nova Minerals Limited and Nebari Gold Fund I, LP filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File. No. 333-282224) and incorporated herein by reference
8.1	List of subsidiaries of the Registrant, filed as Exhibit 21.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 14, 2024 and incorporated herein by reference.
11.1*	Securities Trading Policy
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and Chief Financial Officer.
14.1	Code of Conduct, filed as Exhibit 14.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on May 28, 2024 and incorporated herein by reference.
15.1*	Consent of Roughstock Mining Services, LLC
15.2*	Consent of Hans Hoffman
15.3*	Consent of Yukuskokon Professional Services
15.4*	Consent of Vannu Khouphakdee (Nova Minerals)
15.5*	Consent of METS Engineering
15.6*	Consent of JMatrix Resource Consultants Pty Ltd
15.7*	Consent of Christopher Gerteisen (Nova Minerals)
15.8*	Consent of Jade North, LLC
15.9	Technical Report Summary filed as Exhibit 96.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on May 28, 2024 and incorporated herein by reference
97.1*+	Clawback Policy
101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
+	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MINERALS LIMITED

October 29, 2024

By:	/s/ Christopher Gerteisen
Name:	Christopher Gerteisen
Title:	Chief Executive Officer and Director

By:	/s/ Michael Melamed
Name:	Michael Melamed
Title:	Chief Financial Officer

Nova Minerals Limited

Consolidated Financial Statements - 30 June 2024

Nova Minerals Limited

Contents

30 June 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

Nova Minerals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nova Minerals Limited (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2021.

Jericho, New York

October 29, 2024

General Information

The financial statements cover Nova Minerals Limited as a consolidated entity consisting of Nova Minerals Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Nova Minerals Limited’s functional and presentation currency.

Nova Minerals Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Suite 5 242 Hawthorn Road

Caulfield Victoria 3161 Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorized for issue, in accordance with a resolution of directors on 30 September 2024. The directors have the power to amend and reissue the financial statements.

Nova Minerals Limited

Consolidated Statements of Profit or Loss

and Other Comprehensive Income/(Loss)

For the Years Ended 30 June 2024, 2023 and 2022

		Consolidated
	Note	30 June 2024	30 June 2023	30 June 2022
		A$	A$	A$

Other income, gains, and losses
Interest income		270,626	12,027	20,000
Foreign exchange movement on financial liability		(226,908)	(24,883)	-
Gain from sale of property plant and equipment		-	16,137	-
Management fee		-	47,423	-
Fair value (loss)/gain on investments	9	(833,951)	(2,577,419)	565,317
Gain from sale of investment	9	51,464	-	232,596
Gain from deconsolidation of Snow Lake Resources				91,778,097
Loss on disposal on Snow Lake Resources				(9,102,187)
Gain on derivative liabilities	13	624,654	1,870,042	133,649
Impairment of Investment in Snow Lake Resources	8	(7,687,745)	-	(45,556,885)
Foreign exchange (loss)/gain		(201,545)	868,392	1,533,601
Share of (losses)/profits of associate accounted for using equity method	8	(1,975,595)	(6,254,759)	29,088
Total other income, gains , and losses		(9,979,000)	(6,043,040)	39,633,276
Expenses
Administration expenses	4	(3,536,622)	(2,721,273)	(2,980,714)
Contractors & consultants	4	(1,264,728)	(739,380)	(907,623)
Share based payments	28	(335,669)	(780,235)	(1,200,053)
Amortization of financial liability		(577,961)	(928,281)	-
Finance costs	4	(695,312)	(359,031)	(142,065)
Total expenses		(6,410,292)	(5,528,200)	(5,230,455)

(Loss)/Profit Before Income Tax Expense		(16,389,292)	(11,571,240)	34,402,821

Income tax expense	5	-	-	-

(Loss)/Profit After Income Tax Expense for the Year		(16,389,292)	(11,571,240)	34,402,821

Other Comprehensive Income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		61,491	1,941,562	3,694,472

Other comprehensive income for the year, net of tax		61,491	1,941,562	3,694,472

Total Comprehensive Loss for the Year		(16,327,801)	(9,629,678)	38,097,293
Loss for the year is attributable to:
Non-controlling interest		(106,181)	(87,149)	(281,733)
Owners of Nova Minerals Limited		(16,283,111)	(11,484,091)	34,684,554

		(16,389,292)	(11,571,240)	34,402,821
Total comprehensive income/(loss) for the year is attributable to:
Non-controlling interest		(98,299)	205,159	272,558
Owners of Nova Minerals Limited		(16,229,502)	(9,834,837)	37,824,735

		(16,327,801)	(9,629,678)	38,097,293

		A$	A$	A$

Basic earnings/(loss) per share	27	(0.08)	(0.06)	0.20
Diluted earnings/(loss) per share	27	(0.08)	(0.06)	0.18

The above consolidated statement of comprehensive income/(loss) should be read in conjunction with the accompanying notes

Consolidated Statements of Financial Position

As of 30 June 2024 and 2023

		Consolidated
	Note	30 June 2024	30 June 2023
		A$	A$
Assets

Current Assets
Cash and cash equivalents	6	3,149,909	19,240,707
Trade and other receivables	7	328,794	495,186
Total current assets		3,478,703	19,735,893

Non-Current Assets
Investment in associate	8	7,104,167	16,767,507
Other financial assets at fair value through profit or loss	9	1,929,321	1,738,137
Property, plant and equipment	10	2,616,080	3,025,170
Exploration and evaluation	11	92,117,750	81,070,075
Total non-current assets		103,767,318	102,600,889

Total Assets		107,246,021	122,336,782

Liabilities

Current Liabilities
Trade and other payables	12	1,804,042	2,414,485
Convertible notes	13	1,405,990	1,179,788
Total current liabilities		3,210,032	3,594,273

Non-Current Assets
Convertible notes	13	5,652,257	5,352,544
Total non-current liabilities		5,652,257	5,352,544

Total Liabilities		8,862,289	8,946,817

Net Assets		98,383,732	113,389,965

Equity
Issued capital	14	143,972,570	142,986,671
Foreign currency reserves		3,928,914	3,875,305
Share based-payment reserves	15	9,061,897	8,726,228
Accumulated losses		(66,268,134)	(49,985,023)
Equity attributable to the owners of Nova Minerals Limited		90,695,247	105,603,181
Non-controlling interest	16	7,688,485	7,786,784

Total Equity		98,383,732	113,389,965

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity

For the Year Ended 30 June 2022

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non- Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2021	114,922,698	6,733,118	(816,390)	(74,055,061)	5,795,826	52,580,191

Profit/(loss) after income tax expense for the year	-	-	-	34,684,554	(281,733)	34,402,821
Other comprehensive income for the year, net of tax	-	-	3,140,181	-	554,291	3,694,472

Total comprehensive income for the year	-	-	3,140,181	34,684,554	272,558	38,097,293

Movement in non-controlling interest due to increase in issued capital of AKCM Pty Ltd	-	-	144,086	(3,029,108)	2,897,326	12,304
Movement in equity of Snow Lake Resources due to loss of control	-	(1,043,848)	(241,826)	3,898,683	(1,384,085)	1,228,924

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	12,000,000	-	-	-	-	12,000,000
Exercise of performance rights (Note 13)	312,000	-	-	-	-	312,000
Share issue costs (Note 13)	(1,521,439)	-	-	-	-	(1,521,439)
Share options expense for period (Note 26)	-	1,457,000	-	-	-	1,457,000
Performance rights expense for period (Note 28)	-	163,053	-	-	-	163,053

Balance at 30 June 2022	125,713,259	7,309,323	2,226,051	(38,500,932)	7,581,625	104,329,326

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity

For the Year Ended 30 June 2023

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non- Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2022	125,713,259	7,309,323	2,226,051	(38,500,932)	7,581,625	104,329,326

Loss after income tax expense for the year	-	-	-	(11,484,091)	(87,149)	(11,571,240)
Other comprehensive income for the year, net of tax	-	-	1,649,254	-	292,308	1,941,562

Total comprehensive income/(loss) for the year	-	-	1,649,254	(11,484,091)	205,159	(9,629,678)

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	19,059,988	-	-	-	-	19,059,988
Options converted (Note 14)	40,130					40,130
Share issue costs (Note 14)	(1,826,706)	-	-	-	-	(1,826,706)
Share options expense for period (Note 28)	-	1,116,829	-	-	-	1,116,829
Performance rights expense for period (Note 28)	-	300,076	-	-	-	300,076

Balance at 30 June 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity (Continued)

For the Year Ended 30 June 2024

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non- Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

Loss after income tax expense for the year	-	-	-	(16,283,111)	(106,181)	(16,389,292)
Other comprehensive income/(loss) for the year, net of tax	-	-	53,609	-	7,882	61,491

Total comprehensive income/(loss) for the year	-	-	53,609	(16,283,111)	(98,299)	(16,327,801)

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	1,000,005	-	-	-	-	1,000,005
Options converted (Note 14)	176	-	-	-	-	176
Share issue costs (Note 14)	(14,282)	-	-	-	-	(14,282)
Share options expense for period (Note 28)	-	798,798	-	-	-	798,798
Performance rights revaluation (Note 28)	-	(463,129)	-	-	-	(463,129)

Balance at 30 June 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Statement of Cash Flows

For the Year Ended 30 June 2024 , 2023 and 2022

		Consolidated
	Note	30 June 2024	30 June 2023	30 June 2022
		A$	A$	A$

Cash Flows from Operating Activities
Payments to suppliers and employees (inclusive of GST)		(3,210,966)	(3,095,422)	(2,849,722)
Interest received		262,818	13,530	-
Interest and other finance costs paid		(718,620)	(1,785)	(6,039)

Net cash used in operating activities	26	(3,666,768)	(3,083,677)	(2,855,761)

Cash Flows from Investing Activities
Payments for property, plant and equipment		(255,553)	(213,299)	(1,055,878)
Payments for exploration and evaluation		(12,398,898)	(23,647,509)	(24,799,177)
Loans to Snow Lake Resources		144,804	100,000	274,342
Loans to other entity		(996,546)	-	10,000
Loans to related party		-	103,813	41,814
Payments to acquire investments		(125,000)	(271,182)	(648,988)
Convertible note Asra Minerals		257,808	(250,000)	-
Proceeds from disposal of property, plant and equipment		-	38,500	-
Proceeds from disposal of investments		51,464	-	22,279,880
Loss of cash due to deconsolidation of Snow Lake Resources		-	-	(59,719)

Net cash used in investing activities		(13,321,921)	(24,139,677)	(3,957,726)

Cash Flows from Financing Activities
Proceeds from issue of shares	14	996,966	19,059,988	12,000,000
Proceeds from Issue of derivative financial liability		-	7,449,210	-
Proceeds from exercise of options		176	39,871	-
Share issue transaction costs		(10,250)	(1,390,454)	(846,964)

Net cash from financing activities		986,892	25,158,615	11,153,036

Net decrease in cash and cash equivalents		(16,001,797)	(2,064,739)	4,339,549
Cash and cash equivalents at the beginning of the financial year		19,240,707	21,278,936	15,516,112
Effects of exchange rate changes on cash and cash equivalents		(89,001)	26,510	1,423,275

Cash and Cash Equivalents at the End of the Financial Year	6	3,149,909	19,240,707	21,278,936

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Notes to the Financial Statements

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The company has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the company.

Certain amounts on the accompanying notes to the Consolidated Financial Statements have been reclassified to conform to current period presentation

The following Accounting Standards and Interpretations are most relevant to the company:

IFRS 10 Consolidated Financial Statements

The company has applied IFRS 10 from 1 January 2013, which has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its ‘power’ over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee’s returns. The company not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

IFRS 12 Disclosure of Interests in Other Entities

The company has applied IFRS 12 from 1 January 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in IAS 27 ‘Consolidated and Separate Financial Statements’, IAS 28 ‘Investments in Associates’, IAS 31 ‘Interests in Joint Ventures’ and Interpretation 112 ‘Consolidation - Special Purpose Entities’.

IFRS 13 Fair Value Measurement

The company has applied IFRS 13 and its consequential amendments from 1 January 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

Amendments to IAS 12 ‘Income Taxes’

The company has adopted the amendments to IAS 12 ‘Income Taxes’ from 1 January 2017. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

IFRS 9 Financial Instruments

The company has adopted IFRS 9 from 1 January 2018. The standard introduced new classification and measurement models for financial assets. A financial asset shall be measured at amortized cost if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows which arise on specified dates and that are solely principal and interest. A debt investment shall be measured at fair value through other comprehensive income if it is held within a business model whose objective is to both hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of its fair value. All other financial assets are classified and measured at fair value through profit or loss unless the entity makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading or contingent consideration recognized in a business combination) in other comprehensive income (‘OCI’). Despite these requirements, a financial asset may be irrevocably designated as measured at fair value through profit or loss to reduce the effect of, or eliminate, an accounting mismatch. For financial liabilities designated at fair value through profit or loss, the standard requires the portion of the change in fair value that relates to the entity’s own credit risk to be presented in OCI (unless it would create an accounting mismatch). New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity. New impairment requirements use an ‘expected credit loss’ (‘ECL’) model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available.

Immaterial Corrections of Prior Period Financial Statements

The company has determined that there were immaterial disclosures errors in the consolidated financial statements as of and for the year ended 30 June 2023 related to the following notes 5, 19, 23 and 25. The company has determined that these errors were due to oversight leading to misstatements.

The company assesses the materiality of these errors with the Staff Accounting Bulletin No. 99, Materiality, and the Company determined that qualitatively, the amounts individually and in aggregate , would have no bearing on the decision-making process of a reasonable investor. Accordingly the company is correcting the relevant notes within the financial statements..

The following tables reflect the impact of the immaterial note corrections discussed above on the Company’s consolidated financial statements as of and for the year ended 30 June 2023.

Note 5. Income tax expense

	Consolidated
	Previously Reported 30-Jun-23	Adjustment	As Revised
	$
Tax losses not recognized
Unused tax losses for which no deferred tax asset has been recognized	20,942,089	18,263,556	39,205,645

Potential tax benefit @ 25%/21%	5,235,522	4,389,361	9,624,883

Note 19. Key management personnel disclosures

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Previously Reported 30-Jun-23	Adjustment	As Revised
	$
Short-term employee benefits	924,437	-	924,437
Share-based payments	321,109	200,050	521,159

	1,245,546	200,050	1,445,596

Note 23. Related Party Transactions.

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	Previously Reported 30-Jun-23	Adjustment	As Revised
	$
Current Receivables:
Snow Lake Resources other receivable	150,207	100,000	250,207

Note 25. Interests in Subsidiaries

Summarized financial information

Summarized financial information of subsidiaries with non-controlling interests that are material to the consolidated entity are set out below:

	AKCM (Aust) Pty Ltd
	Previously Reported 30-Jun-23	Adjustment	As Revised 30-Jun-23
	A$

Summarized statement of financial position
Current assets	1,827,323	-	1,827,323
Non-current assets	83,964,996	-	83,964,996

Total assets	85,792,319	-	85,792,319

Current liabilities	141,459	-	141,459

Total liabilities	141,459	-	141,459

Net assets/(liabilities)	85,650,860	-	85,650,860

Summarized statement of profit or loss and other comprehensive income
Revenue	20,697	-	20,697
Expenses	(495,779)	(105,911)	(601,690)

Loss before income tax expense	(475,082)	(105,911)	(580,993)
Income tax expense	-		-

Loss after income tax expense	(475,082)	(105,911)	(580,993)

Other comprehensive income/(loss)	-	1,948,722	1,948,722

Total comprehensive income/(loss)	(475,082)	1,842,811	1,367,729

Statement of cash flows
Net cash used in operating activities	(238,904)	-	(238,904)
Net cash used in investing activities	(13,239,174)	-	(13,239,174)

Net increase/(decrease) in cash and cash equivalents	(13,478,078)	-	(13,478,078)

Other financial information
Loss attributable to non-controlling interests	(87,149)	-	(87,149)
Total comprehensive Income/(loss) attributable to non-controlling interests	-	205,159	205,159
Accumulated non-controlling interests at the end of reporting period	(324,861)	-	(324,861)

Basis of Preparation

These general purpose financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board, as appropriate for for-profit oriented entities.

Historical Cost Convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical Accounting Estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

For the financial year ended 30 June 2024, the Company incurred a net loss after tax of A$16,389,292 and utilized cash in operating and investing activities of A$3,666,768 and A$13,321,921 respectively. The ability to continue as a going concern and realize its exploration asset is dependent on a number of factors, the most significant of which is obtaining additional funding to complete the exploration activities.

These factors indicate a material uncertainty which may cast significant doubt as to whether the Company will continue as a going concern and therefore whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

The directors have reviewed the Company’s overall position and outlook in respect of the matters identified above and are of the opinion that the use of the going concern basis is appropriate in the circumstances for the following reasons:

●	The Company has cash resources of A$3,149,909 as at 30 June 2024;

●	The Company announced on 23 July 2024 the Nasdaq listing and initial public offering for gross proceeds of approximately US$3.3m (AUD$4.9m), before deducting underwriting discounts and offering expenses. This offering closed on 25, July 2024

●	The Company announced on 23 September 2024 a secondary public offering for gross proceeds of approximately US$2.15m (AUD$3.14m), before deducting underwriting discounts and offering expenses. This offering closed on 25 September 2024

●	The Company has the ability to scale back its exploration activities should funding not be available to continue exploration at its current levels; and

●	The Company has listed investments that can be realized as needed to support the company’s cash flows

The financial report does not include any adjustments relating to the amounts or classification of recorded assets or liabilities that might be necessary if the company and Group does not continue as a going concern.

Accordingly, the Company has concluded that substantial doubt of its ability to continue as a going concern has been alleviated.

Parent Entity Information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 20.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Nova Minerals Limited (‘company’ or ‘parent entity’) as at 30 June 2023 and the results of all subsidiaries for the year then ended. Nova Minerals Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

Intercompany balances between entities in the consolidated financial statements are eliminated at the reporting date. The company intends to settle intercompany balances and accordingly the intercompany balances are treated as monetary assets and liabilities for the purposes of the foreign exchange under IAS 21 and as a result, any unrealized gains and losses that arise from the retranslation of the intercompany balances at the reporting date are recorded in the statement of profit or loss and other comprehensive income.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities, and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in equity. The consolidated entity recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating Segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign Currency Translation

The financial statements are presented in Australian dollars, which is Nova Minerals Limited’s functional and presentation currency.

Foreign Currency Transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Foreign Operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

Revenue Recognition

The consolidated entity recognizes revenue as follows:

Interest

Interest revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Income Tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Nova Minerals Limited (the ‘head entity’) and its wholly owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the ‘separate taxpayer within group’ approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognizes the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the tax consolidated group. The tax funding arrangement ensures that the intercompany charge equals the current tax liability or benefit of each tax consolidated group member, resulting in neither a contribution by the head entity to the subsidiaries nor a distribution by the subsidiaries to the head entity.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

Current and Non-Current Classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the statement of financial position.

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Prepaids and Other Current Assets

Prepaid and other current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.

Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Associates

Associates are entities over which the consolidated entity has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post-acquisition changes in the consolidated entity’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the consolidated entity’s share of losses in an associate equal or exceeds its interest in the associate, including any unsecured long-term receivables, the consolidated entity does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

The consolidated entity discontinues the use of the equity method upon the loss of significant influence over the associate and recognizes any retained investment at its fair value. Any difference between the associate’s carrying amount, fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

Investments and Other Financial Assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortized cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, it’s carrying value is written off.

Financial Assets at Amortized Cost

A financial asset is measured at amortized cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest.

Financial Assets at Fair Value Through Profit or Loss

Financial assets not measured at amortized cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either: (i) held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or (ii) designated as such upon initial recognition where permitted. Fair value movements are recognized in profit or loss.

Impairment of Financial Assets

The consolidated entity recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

For financial assets mandatorily measured at fair value through other comprehensive income, the loss allowance is recognized in other comprehensive income with a corresponding expense through profit or loss. In all other cases, the loss allowance reduces the asset’s carrying value with a corresponding expense through profit or loss.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Plant and equipment	5-10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognized upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Exploration and Evaluation

Exploration and evaluation expenditure in relation to separate areas of interest for which rights of tenure are current is carried forward as an asset in the statement of financial position where it is expected that the expenditure will be recovered through the successful development and exploitation of an area of interest, or by its sale; or exploration activities are continuing in an area and activities have not reached a stage which permits a reasonable estimate of the existence or otherwise of economically recoverable reserves in accordance with IFRS 6. Exploration expenditures that would be included in the initial measurement of exploration and evaluation assets consist of acquisition of rights to explore, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources. Where a project or an area of interest has been abandoned, the expenditure incurred thereon is written off in the year in which the decision is made.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

An annual review or more frequent, if deemed necessary, is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortized cost and are not discounted.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

The component of the convertible notes that exhibits characteristics of a liability is recognized as a liability in the statement of financial position, net of transaction costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortized cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognized as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognized and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

Finance Costs

Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Employee Benefits

Short-Term Employee Benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave, long service leave and accumulating sick leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled. Non-accumulating sick leave is expensed to profit or loss when incurred.

Other Long-Term Employee Benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Termination Benefits

Termination benefits are recognized when a detailed plan of termination has been communicated to affected employees. They are measured as short-term employee benefits when expected to be settled wholly within 12 months of the reporting date or as long-term benefits when not expected to be settled within 12 months of the reporting date.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

Retirement Benefit Obligations

All employees of the consolidated entity are entitled to benefits from the consolidated entity’s superannuation plan on retirement, disability or death. The consolidated entity has a defined benefit section and a defined contribution section within its plan. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section receives fixed contributions from entities in the consolidated entity and the consolidated entity’s legal or constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognized in the statement of financial position, and is measured at the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognized past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Past service costs are recognized immediately in profit or loss, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (‘the vesting period’). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Share-Based Payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees and advisors.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognized in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognized immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Fair Value Measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 1 Significant Accounting Policies Continued

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Nova Minerals Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted Earnings Per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and Other Similar Taxes

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards that have recently been issued or amended but are not yet mandatory, have not been early adopted by the company for the annual reporting period ended 30 June 2023.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 2. Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements in conformity with IASB requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-Based Payment Transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Allowance for Expected Credit Losses

The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include recent sales experience and historical collection rates.

Fair Value Measurement Hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 2. Critical Accounting Judgements, Estimates and Assumptions Continued

Estimation of Useful Lives of Assets

The consolidated entity determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Exploration and Evaluation Costs

Exploration and evaluation costs have been capitalized on the basis that the consolidated entity expects to commence commercial production in the future, from which time the costs will be amortized in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalized which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalized. In addition, costs are only capitalized that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. In accordance with IFRS 6, the Company has capitalized the following exploration and evaluation cost:

a.	Acquisition of rights to explore;
b.	Topographical, geological, geochemical and geophysical studies, as well as technical feasibility and commercial viability studies; and
c.	Exploratory drilling, trenching and sampling costs.

To the extent that capitalized costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made. In accordance with IFRS 6, exploration and evaluation assets will be assessed for impairment if facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, the Company will measure, present and disclose any resulting impairment loss.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 3. Operating Segments

Operating segment information is disclosed on the same basis as information used for internal reporting purposes

At regular intervals, the board is provided management information for the Company’s cash position, the carrying values of exploration permits and Company cash forecast for the next twelve months of operation. On this basis, the board considers the consolidated entity operates in one segment being exploration of minerals and two geographical areas, being Australia and United States. For the financial year ended 30 June 2024 the Canadian assets relate to the investment in associate and the exploration asset has been eliminated due to the deconsolidation.

Geographical Information

	Interest Income			Geographical Non-Current Assets
	30 June 2024	30 June 2023	30 June 2022	30 June 2024	30 June 2023
	A$	A$	A$	A$	A$

Australia	270,381	7,397	20,000	511,073	1,470,024
Canada	-	-	-	7,104,167	16,767,507
United States	245	4,630	-	96,152,078	84,363,356

	270,626	12,027	20,000	103,767,318	102,600,889

Note 4. Expenses

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Loss before income tax includes the following specific expenses:

Depreciation	592,385	456,904	346,828
Superannuation	894	1,151	2,291
Corporate and Consultants	1,264,728	739,380	907,623
Finance Charges	695,312	359,031	142,065

Finance costs expensed	2,553,319	1,556,466	1,398,807

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 5. Income Tax Expense

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(16,389,292)	(11,571,240)	34,402,821

Tax at the statutory tax rate of 25% (2023/2022: 25%)	(4,097,323)	(2,892,810)	8,600,705

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Fair value loss on investments	208,488	-	-
Impairment of Investment in Snow Lake Resources	1,921,936	-	-
Share-based payments	83,917	195,059	300,013
Share of profits(losses) - associates	493,899	1,563,690	(7,272)

Tax effect of expense not deductible in determining taxable profit (tax loss)	(1,389,083)	(1,134,061)	8,893,446
Current year temporary differences not recognized	1,389,083	1,134,061	(8,893,446)
Income tax expense	-	-	-

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Tax losses not recognized
Unused tax losses for which no deferred tax asset has been recognized	41,434,748	39,205,645	19,808,028

Potential tax benefit @ 25%/21%	10,127,636	9,624,883	4,952,007

Under current legislation the tax losses cannot be carried forward indefinitely if control, ownership, or business nature changes. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the consolidated entity can utilize the benefits.

These tax losses are also subject to final determination by the taxation authorities when the company derives taxable income.

The tax losses are subject to further review to determine if they satisfy the necessary legislative requirements under Income Tax legislation for carry forward and recoupment of tax losses.

Note 6. Current Assets – Cash and Cash Equivalents

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Current Assets
Cash at bank	3,149,909	19,240,707

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 7. Other Current Assets

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Current Assets
Other receivable	104,868	264,705
Rent bond	-	5,830
Prepayments	288,987	217,351
GST (payable)/receivable	(65,061)	7,300

Total	328,794	495,186

The Company’s exposure to credit risk related to other receivables are disclosed in note 17.

Note 8. Investment in Associate

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Non-Current Assets
Investment in Snow Lake Resources	7,104,167	16,767,507

Reconciliation
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:

Opening carrying amount	16,767,507	23,022,266
Share of Snow Lake Resources loss for period	(1,975,595)	(6,254,759)
Impairment of investment in Snow Lake Resources	(7,687,745)	-

Closing carrying amount	7,104,167	16,767,507

	Snow Lake Resources Consolidated
	30 June 2024	30 June 2023
	A$	A$

Summarized statement of financial position
Cash	2,767,448	4,357,704
Other current assets	818,451	1,220,054
Total current assets	3,585,899	5,577,758
Non-current assets	29,177,306	24,396,133
Total assets	32,763,205	29,973,891
Other current liabilities	1,791,793	2,225,191
Derivative liabilities	334,054	2,180,901
Non-current liabilities	2,713,303	35,293
Total liabilities	4,839,150	4,441,385
Net Assets	27,924,055	25,532,506

	Snow Lake Resources Consolidated
	30 June 2024	30 June 2023
	A$	A$

Summarized statement of profit or loss and other comprehensive income
Revenue	-	-
Bank fees and interest	(8,076)	(16,383)
Amortization of transaction costs	-	-
Depreciation on right-of-use assets	(35,665)	(2,928)
Other expenses	(6,491,471)	(17,910,900)
Total expenses	(6,535,212)	(17,930,211)
Loss before income tax expense	(6,535,212)	(17,930,211)
Income tax expense	-	-
Loss after income tax expense	(6,535,212)	(17,930,211)
Other comprehensive (loss)/income	(1,177,411)	778,841
Total comprehensive (loss)	(7,712,623)	(17,151,370)

As of 30 June 2024, Nova Minerals owns 25.6% of Snow Lake Resources due to dilution and has applied the equity method of investment accounting for its interest in Snow Lake Resources (Address of principal executive office: Winnipeg, Manitoba , Canada)

As a result of the shareholding dilution, as well as the company having limited oversight in management of Snow Lake Resources, the directors of Nova Minerals determined the company had lost control of its subsidiary as at 23 November 2021.

In line with IFRS 10 Consolidated Financial Statements Nova Minerals therefore derecognized the assets and liabilities of the Snow Lake Resources group in its consolidated statement of financial position as at 23 November 2021, generating a gain on deconsolidation recognized in the consolidated profit and loss statement of the group in the period.

As a result of a significant and prolonged decline in the operations of Snow Lake Resources, management have decided to recognize an impairment as at 30 June 2024 of A$7,687,745.

As at the 30 June 2024 Nova Mineral’s 6,600,000 shares in Snow Lake Resources, which is listed on the NASDAQ, had a market price of US$0.713 per share, giving a fair value as of that date of US$4,705,800, A$7,104,167, (30 June 2023, 6,600,000 shares with a market value of US$2.27 per share giving a fair value of US$14,982,000, A$22,597,351).

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 9. Other Financial Assets at Fair Value Through Profit or Loss

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Non-Current Assets
Investments in Asra Minerals Limited at fair value	511,073	1,220,024
Investment in Alaska Asia Clean Energy Corp at fair value	205,887	205,887
Investment at fair value	-	-
Loans granted to related parties note 23	62,226	62,226
Loan to Alaska Asia Clean Energy Corp *	1,150,135	-
Convertible note in ASRA Minerals Limited	-	250,000

	1,929,321	1,738,137

*	This loan is recorded at amortized cost not fair value

	Consolidated
	30 June 2024	30 June 2023
	A$	A$

Reconciliation Investments at Fair Value
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:
Opening balance	1,425,911	3,797,443
Addition
Alaska Asia Clean Energy Corp	-	205,887
AX8 Shares	51,464	-
Asra Minerals Shares	125,000	-

Gain on Disposal
AX8 Shares	(51,464)	-

Movement in Fair Value
Asra Minerals Shares	(787,443)	(2,112,330)
Asra Minerals ASROB options	(46,508)	(465,089)

Closing fair value	716,960	1,425,911

The Investment in Asra Minerals Limited comprises shares and options held by the group measured at fair value. The group shareholding in Asra Minerals comprises 6.28% ownership.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 10. Property, Plant and Equipment

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Non-Current Assets
Plant and equipment - at cost	4,385,521	4,206,168
Less: Accumulated depreciation	(1,769,441)	(1,180,998)

Total	2,616,080	3,025,170

Reconciliations

	Consolidated
	30 June 2024	30 June 2023
	A$	A$

Opening balance	3,025,170	3,118,808
Additions	176,113	283,655
Foreign exchange movement	7,182	98,474
Depreciation expense	(592,385)	(456,904)
Disposals	-	(18,863)

Carrying amount at end of period	2,616,080	3,025,170

All property plant and equipment stated under the historical cost convention

Note 11. Exploration and Evaluation

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Non-Current Assets
Exploration and evaluation expenditure – At cost	92,117,750	81,070,075

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

	Consolidated
	30 June 2024	30 June 2023
	A$	A$

Opening balance	81,070,075	56,702,626
Additions	10,974,363	22,157,270
Revaluation due to foreign exchange	73,312	2,210,179

Carrying amount at end of year	92,117,750	81,070,075

Note 12. Trade and Other Payables

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Current Liabilities
Trade and Other Payables	1,804,042	2,414,485

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 13. Convertible Notes

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
Current Liabilities
Financial derivative liability	384,500	250,921
Financial liability	1,021,490	928,867

	1,405,990	1,179,788
Non-Current liabilities
Financial liability	5,652,257	5,352,544

	7,058,247	6,532,332

Reconciliations

Reconciliation of convertible note since inception to 30 June 2024 is set out below:

	Consolidated
	30 June 2024	30 June 2023
	A$	A$
The initial recognition of the financial liability and derivative was:
Financial derivative liability	250,921	2,120,963
Financial liability	6,281,411	5,328,247

	6,532,332	7,449,210
Movement to 30 June 2024
Gain on financial derivative	(624,654)	(1,870,042)
Amortization of financial liability	577,961	928,281
Financial liability movement	428,333	-
Foreign exchange movement	226,908	24,883
Option fee	(82,633)	-
	525,915	(916,878)

	7,058,247	6,532,332

The financial liability and corresponding derivative represent the fair value of the loan facility Nova entered into on 27 October 2022 up to US$7 million with an interest payable of 6.05% adjusted by the delta over a 3% SOFR floor. This was subsequently drawn down on 21 November 2022 and has a maturity of 24 months from draw down. Subsequently on the 3 June 2024 Nova exercised its right to extend the maturity date of the loan by a period of 12 months to 29 November 2025.

The facility has a conversion option which gives the lender the right to convert the principal plus any accrued interest into a variable number of shares. If Nova’s share price is greater than 150% of the conversion price, then Nova at its option may elect to force Nebari to convert the conversion amount, at the conversion price. Given the lender has the right to a variable number of shares and in accordance with IFRS 9 this constitutes a compound financial instrument which requires both a financial liability and derivative to be recognized.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 13. Convertible Notes (Continued)

The derivative is recognized first at fair value and subsequently remeasured at each reporting period with the corresponding gain or loss recognized through the profit and loss. The remaining value is recognized as a financial liability and amortized over the life of the loan based on a 25.32% effective interest rate in accordance with IFRS 9.

Due to the extension of the term on the loan facility by 12 months, to November 2025, this was determined to be a substantial modification, in accordance with IFRS 9, resulting in the previous financial instruments associated needing to be extinguished and a new financial instrument being recognized at fair value.

Nova may repay up to 50% of the outstanding principal in discounted shares (10% discount to the 15 day VWAP proceeding the prepayment date). In the event of a voluntary prepayment, Nova will also issue Nebari options to subscribe for Nova shares, with a 2 year expiry period from the date of the options issuance, at a strike price equal to a 40% premium to the VWAP of the Company’s shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date (“Strike Price”) and in the amount of 80% of the Prepayment Amount divided by the Strike Price.

Note 14. Issued Capital

	Consolidated
	30 June 2024		30 June 2023		30 June 2022
	Shares	A$	Shares	A$	Shares	A$

Issued capital	215,056,881	150,346,596	210,889,961	149,346,415	180,202,285	130,246,297
Share issue costs	-	(6,374,026)	-	(6,359,744)	-	(4,533,038)

	215,056,881	143,972,570	210,889,961	142,986,671	180,202,285	125,713,259

	30-Jun-24		30-Jun-23		30-Jun-22
Ordinary share - Issued and fully paid	No	A$	No	A$	No	A$

At the beginning of the period	210,889,961	142,986,671	180,202,285	125,713,259	1,680,946,647	114,922,698
- Contributions of equity	4,166,669	1,000,005	27,228,501	19,059,988	109,090,910	12,000,000
- Shares issued on conversion of options	251	176	100,185	40,130	-	-
- Shares issued on conversion of conversion of cashless options	-	-	3,358,990	-	-	-
- Performance rights exercised	-	-	-	-	12,000,000	312,000
- Consolidation of shares adjustment(a)	-	-	-	-	(1,621,835,272)	-
- Share issue costs – share based payments	-	-	-	(636,670)	-	(732,000)
- Share issue costs - cash payments	-	(14,282)	-	(1,190,036)	-	(789,439)

Closing balance	215,056,881	143,972,570	210,889,961	142,986,671	180,202,285	125,713,259

(a)	On the 29 November 2021 the company completed a share consolidation on a 10:1 basis

Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorized capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital Risk Management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 15. Share Based-Payment Reserves

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Share-based payments reserve	9,061,897	8,726,228	7,309,323

Share-based payments reserve

The reserve is used to recognize the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the financial years are set out below:

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Opening balance	8,726,228	7,309,323	6,733,118
Movement in reserve due to deconsolidation of Snow Lake Resources	-	-	(1,043,848)
Options expense in period (note 28)	798,798	1,116,829	1,457,000
Performance rights granted (note 28)	(463,129)	300,076	163,053

Closing balance	9,061,897	8,726,228	7,309,323

Note 16. Non-Controlling Interest

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Issued capital	7,357,911	7,357,911	7,357,911
Reserves	693,023	685,141	392,832
Accumulated losses	(362,449)	(256,268)	(169,118)

Non-controlling interest	7,688,485	7,786,784	7,581,625

As of the 30 June 2024 the non-controlling interest is 15% equity holding in AKCM Pty Ltd (2023: 15%).

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 17. Financial Instruments

The consolidated entity activities expose it to a variety of financial risks, market risk, credit risk and liquidity risk.

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects of the financial performance of the entity.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange risk, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The consolidated entity operates internationally and therefore there is exposure to foreign exchange risk arising from currency exposures. The consolidated entity holds investments in Asra Minerals Ltd (ASX: ASR) and Alaska Asian Clean Energy Corp which are exposed to security price risk. The objective of market risk management associated with equity security price is to manage and control market risk exposures within acceptable parameters. The consolidated entity is not exposed to commodity price risk as the consolidated entity is still carrying out exploration.

Interest Rate Risk

Interest rate risk arises from investment of cash at variable rates. The consolidated entity income and operating cash flows are not materially exposed to changes in market interest rates. At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was:

	Consolidated
	30 June 2024	30 June 2023
	A$	A$

Variable Rate Instruments
Cash and cash equivalents	3,149,909	19,240,707

Interest rate risk arises from investment of cash at variable rates. The Company’s income and operating cash flows are not materially exposed to changes in market interest rates.

An increase of 100 basis points (decrease of 100 basis points) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts presented below. This analysis assumes that all other variables remain constant. The analysis was performed on the same basis for June 2023. The following table summarizes the sensitivity of the Company’s financial assets (cash) to interest rate risk:

	Carrying	Profit or Loss	Profit or Loss
	Amount	100 bp Increase	100 bp Decrease
	A$	A$	A$

30 June 2024
Variable rate instruments
Cash and cash equivalents	3,149,909	31,499	(31,499)

30 June 2023
Variable rate instruments
Cash and cash equivalents	19,240,707	192,407	(192,407)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 17. Financial Instruments (Continued)

Foreign Currency Risk

The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations. Foreign exchange risk arises from future commercial transactions denominated in a currency that is not the entity’s functional currency.

The average exchange rates and reporting date exchange rates applied were as follows:

	Average Exchange Rates		Reporting Date Exchange Rates
	30 June 2024	30 June 2023	30 June 2024	30 June 2023

Australian dollars
US Dollars	0.6556	0.6734	0.6624	0.6630

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company has no significant concentration of credit risk. Credit risk arises from cash and cash equivalents held with the bank and financial institutions and receivables due from other entities. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

The maximum exposure to credit risk is the carrying amount of the financial asset. The maximum exposure to credit risk at the reporting date was:

	Consolidated
	30 June 2024	30 June 2023
	A$	A$

Cash and cash equivalents	3,149,909	19,240,707
BAS Receivables	(65,061)	7,300

	3,084,848	19,248,007

Liquidity Risk

Liquidity risk is the risk that the consolidated entity will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s liquidity risk arises from operational commitments. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. Management aims at maintaining flexibility in funding by regularly reviewing cash requirements and monitoring forecast cash flows.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 17. Financial Instruments (Continued)

The following are the contractual maturities of financial liabilities:

	Weighted Average Interest Rate	6 Months or Less	6 to 12 Months	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows
Consolidated - 30 June 2024%		A$	A$	A$	A$	A$

Non-derivatives
Non-interest bearing
Trade and other payables	-	1,804,042	-	-	-	1,804,042

Interest-bearing
Financial liability	11.39%	-	1,021,490	5,652,257	-	6,673,747
Total non-derivatives		1,804,042	1,021,490	5,652,257	-	8,477,789

Derivatives
Financial derivative liability	-	-	384,500	-	-	384,500
Total non-derivatives		-	384,500	-	-	384,500

	Weighted Average Interest Rate	6 Months or Less	6 to 12 Months	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows
Consolidated - 30 June 2023%		A$	A$	A$	A$	A$

Non-derivatives
Non-interest bearing
Trade and other payables	-	2,414,485	-	-	-	2,414,485

Interest-bearing
Financial liability	10.86%	-	928,867	5,352,544	-	6,281,411
Total non-derivatives		2,414,485	928,867	5,352,544	-	8,695,896
Derivatives
Financial derivative liability	-	-	250,921	-	-	250,921
Total non-derivatives		-	250,921	-	-	250,921

Fair Value

The carrying amount of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value determined in accordance with the accounting policies.

Capital Management

The Company’s policy in relation to capital management is for management to regularly and consistently monitor future cash flows against expected expenditures for a rolling period of up to 12 months in advance. The Board determines the Company’s need for additional funding by way of either share placements or loan funds depending on market conditions at the time. Management defines working capital in such circumstances as its excess liquid funds over liabilities, and defines capital as being the ordinary share capital of the Company. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 18. Fair Value Measurement

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date – Investments at fair value – Listed shares in ASARA Minerals Limited

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly – Investments at fair value – Unlisted shares in Alaska Asia Clean Energy Corporation

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2024	A$	A$	A$	A$

Assets
Investments at fair value	511,073	205,887	-	716,960
Total assets	511,073	205,887	-	716,960

Liabilities
Financial derivative liability	384,500	-	-	384,500
Total liabilities	384,500	-	-	384,500

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2023	A$	A$	A$	A$

Assets
Investments at fair value	1,220,024	205,887	-	1,425,911
Convertible note in Asra Minerals	-	250,000	-	250,000
Total assets	1,220,024	455,887	—	1,675,911

Liabilities
Financial derivative liability	250,921	-	-	250,921
Total liabilities	250,921	-	-	250,921

Valuation Techniques

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Derivative financial instruments have been valued using quoted market rates.

This valuation technique maximizes the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 19. Key Management Personnel Disclosures

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Short-term employee benefits	925,269	924,437	597,673
Share-based payments	240,420	521,159	229,277

	1,165,689	1,445,596	826,950

Note 20. Remuneration of Auditors

During the financial years ended 30 June 2024, 2023, and 2022 respectively, the following fees were paid or payable for services provided by RSM Australia Partners, who is responsible for auditing the Company’s financial statements filed with the ASX, and Grassi & Co., CPAs, P.C., who is the Company’s principal independent registered public accountant for financial statements filed with the Securities and Exchange Commission,

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Audit Services - RSM Australia Partners
Audit or review of the financial statements	80,000	81,000	77,500

Other Services - RSM Australia Partners
Preparation of the tax return	29,550	38,849	3,656

Other Services - RSM USA
Preparation of the tax return	2,950	52,730	—

	112,500	172,579	81,156

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Audit Services – Grassi & Co
Audit and review of the financial statements	261,222	138,712	136,364
Review associated with the US listing	115,567	-	-
Audit and review of the financial statements	376,789	138,712	136,364

Note 21. Capital Commitments – Property. Plant and Equipment

The Consolidated entity had no capital commitments for property, plant and equipment as at 30 June 2024 and 30 June 2023.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 22. Contingent Liabilities

There are no contingent liabilities that the consolidated entity has become aware of at 30 June 2024 and 30 June 2023.

Note 23. Related Party Transactions

Parent entity

Nova Minerals Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in Note 25.

Key management personnel

Disclosures relating to key management personnel are set out in Note 19 and the remuneration report included in the directors’ report.

The following transactions occurred with related parties:

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	Consolidated
	30 June 2024	30 June 2023
	A$	A$

Current Receivables:
Snow Lake Resources other receivable	100,000	250,207

Non-Current Receivables:
Loan to Rotor X	62,226	62,226

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates

Note 24. Parent Entity Information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Profit/(Loss) after income tax	(15,166,025)	(10,534,690)	39,569,245

Total comprehensive loss	(15,166,025)	(10,534,690)	39,569,245

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 24. Parent Entity Information (Continued)

Statement of financial position

	Parent
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Total current assets	3,170,822	17,352,971	6,338,838

Total assets	105,439,276	118,145,995	6,338,838

Total current liabilities	2,637,947	1,799,920	256,494

Total liabilities	8,290,204	7,152,464	256,494

Equity
Issued capital	143,972,569	142,986,671	125,713,259
Share-based payments reserve	9,061,897	8,726,228	7,309,323
Accumulated losses	(55,885,394)	(40,719,368)	(30,184,678)

Total equity	97,149,072	110,993,531	102,837,904

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2024, 30 June 2023, and 30 June 2022.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2024 , 30 June 2023 and 30 June 2022.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 25. Interests in Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries with non-controlling interests in accordance with the accounting policy described in note 1:

			Parent			Non-Controlling Interest
	Principal Place of Business /		Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest
	Country of	Class of	30-Jun-24	30-Jun-23	30-Jun-22	30-Jun-24	30-Jun-23	30-Jun-22
Name	Incorporation	Shares	%	%	%	%	%	%

AKCM (Aust) Pty Ltd*	Australia	Ordinary	85.00%	85.00%	85.00%	15.00%	15%	15.00%
AK Operations LLC	USA	Ordinary	100.00%	100.00%	100.00%	-	-	-
AK Custom Mining LLC	USA	Ordinary	100.00%	100.00%	100.00%	-	-	-
Alaska Range Resources LLC	USA	Ordinary	100.00%	100.00%	100.00%	-	-	-

*	AKCM (Aust) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 25. Interests in Subsidiaries (Continued)

Summarized financial information

Summarized financial information of subsidiaries with non-controlling interests that are material to the consolidated entity are set out below:

	AKCM (Aust) Pty Ltd
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Summarized statement of financial position
Current assets	111,502	1,827,323	15,182,579
Non-current assets	94,603,581	83,964,996	59,691,189

Total assets	94,715,083	85,792,319	74,873,768

Current liabilities	59,373	141,459	3,743,091

Total liabilities	59,373	141,459	3,743,091

Net assets/(liabilities)	94,655,710	85,650,860	71,130,677

Summarized statement of profit or loss and other comprehensive income
Revenue	245	20,697	-
Expenses	(707,872)	(601,690)	(450,134)

Loss before income tax expense	(707,627)	(580,993)	(450,134)
Income tax expense	-	-	-

Loss after income tax expense	(707,627)	(580,993)	(450,134)

Other comprehensive income/(loss)	52,550	1,948,722	3,693,398

Total comprehensive income/(loss)	(655,077)	1,367,729	3,243,264

Statement of cash flows
Net cash used in operating activities	(38,326)	(238,904)	(9,139,831)
Net cash used in investing activities	(1,665,045)	(13,239,174)	19,980,149

Net increase/(decrease) in cash and cash equivalents	(1,703,371)	(13,478,078)	10,840,318

Other financial information
Loss attributable to non-controlling interests	(106,181)	(87,149)	(67,520)
Total comprehensive Income/(loss) attributable to non-controlling interests	(98,299)	205,159	(382,614)
Accumulated non-controlling interests at the end of reporting period	(431,005)	(324,861)	(237,712)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 26. Reconciliation of Loss After Income Tax to Net Cash Used in Operating Activities

 Schedule of Reconciliation of (Loss)/profit After Income Tax to Net Cash Used in Operating Activities

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

(Loss)/Profit after income tax expense for the year	(16,389,292)	(11,571,240)	34,402,821

Adjustments for:
Gain from sale of equipment	-	(16,137)	-
Fair value gain/(loss) on investments	833,951	2,577,419	(565,317)
Amortization of financial liability	577,961	928,281	-
Depreciation	592,385	456,904	346,828
Management fee	-	(47,423)	-
Share based payments (Note 28)	335,669	780,235	1,200,053
Non-cash finance costs	(624,654)	(1,870,042)	(133,649)
Foreign exchange movement on financial liability	226,908	24,883	-
Gain from sale of investment	(51,464)	-	-
Impairment of Investment in Snow Lake Resources	7,687,745	-	45,556,885
Share of loss - associates	1,975,595	6,254,759	29,088
Foreign exchange gain intercompany loans	209,545	(868,392)	(1,533,601)
Interest income	-	-	(20,000)
Gain from deconsolidation of Snow Lake Resources	-	-	(91,778,097)
Loss on disposal on Snow Lake Resources	-	-	9,102,187
Change in operating assets and liabilities:	-	-	-
Increase in trade and other receivables	160,561	(96,579)	(47,469)
Increase in trade and other payables	806,322	363,655	584,510

Net cash used in operating activities	(3,666,768)	(3,083,677)	(2,855,761)

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

(Loss)/Profit after income tax	(16,389,292)	(11,571,240)	34,402,821
Non-controlling interest	106,181	87,149	281,733

(Loss)/Profit after income tax	(16,283,111)	(11,484,091)	34,684,554

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 27. Earnings/(Loss) per share

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	211,477,929	198,977,884	176,847,043
Adjustments for calculation of diluted earnings per share:
Options over ordinary shares	-	-	12,150,000

Weighted average number of ordinary shares used in calculating diluted earnings per share	211,477,929	198,977,884	188,997,043

Basic earnings/(loss) per share	(0.08)	(0.06)	0.20
Diluted earnings/(loss) per share	(0.08)	(0.06)	0.18

As of the 30 June 2024 there were 23,578,766 (2023: 33,572,158, 2022: 12,150,000) outstanding unlisted options that would be included in the diluted calculation.

Note 28. Share-Based Payments

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the period the following share-based payments have been recognized:

Share-based payments

During the period, the following share-based payments have been granted:

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$

Recognized in profit & loss :
Director options 1/3	549,174	332,560	-
Consultant options 2/4	249,624	144,590	-
Director options [5]	-	3,009	-
Advisor options [8]	-	-	395,000
Advisor options [7]	-	-	330,000
Total options granted	798,798	480,159	725,000
Performance Rights
Performance rights exercised			312,000
Performance rights	(463,129)	300,076	163,053
Total performance	(463,129)	300,076	475,053
Total	335,669	780,235	1,200,053

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 28. Share-Based Payments (Continued)

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	A$	A$	A$
Recognized in equity:
Options issued to brokers 6/9	-	636,670	732,000
	-	636,670	732,000

Options Expense

For the options expensed during the current financial year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

	1. Director Options	2. Consultants Options	3. Director Options	4. Consultants Options

Recognized in	Profit & Loss	Profit & Loss	Profit & Loss	Profit & Loss
Grant date	29/11/2022	29/11/2022	29/11/2022	29/11/2022
Number of options issued	5,750,000	2,500,000	5,750,000	2,500,000
Expiry date	30/11/2025	30/11/2025	30/11/2025	30/11/2025
Vesting date	31/03/2023	31/03/2023	30/11/2025	30/11/2025
Share price at grant date	0.66	0.66	0.66	0.66
Exercise Price	1.20	1.20	1.20	1.20
Expected Volatility	90%	90%	90%	90%
Risk-Free Interest Rate	3.24%	3.24%	3.24%	3.24%
Trinomial step	200	200	200	200
Early exercise factor	2.50	2.50	2.50	2.50
Underlying fair value at grant date	0.299	0.299	0.299	0.299
The total share-based payment expense recognized from the amortization as of the 30 June 2024 for the issued options	549,174	249,624	332,560	144,590
Vesting terms	Continuous employment and, A$1bn project valuation	Continuous employment and, A$1bn project valuation	Continuous employment and, A$1bn project valuation	Continuous employment and, A$1bn project valuation

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 28. Share-Based Payments (Continued)

	5. Director Options	6 Broker Options	7. Advisor Options	8. Advisor Options	9. Broker Options

Recognized in	Profit & Loss	Equity	Profit & Loss	Profit & Loss	Equity
Grant date	29/11/2022	16/09/2022	20/10/2021	20/10/2021	27/09/2021
Number of options issued	200,000	1,714,286	500,000	500,000	1,200,000
Expiry date	7/Oct/2023	16/09/2025	07/10/2023	20/05/2023	27/09/2023
Vesting date	29/11/2022	16/09/2022	20/10/2021	20/10/2021	27/09/2021
Share price at grant date	0.66	0.78	1.55	1.55	1.45
Exercise Price	2.20	0.91	2.20	1.25	2.20
Expected Volatility	90%	90%	100%	100%	100%
Risk-Free Interest Rate	3.18%	3.45%	0.26%	0.26%	0.26%
Trinomial step	200	200
Early exercise factor	2.5	2.5
Underlying fair value at grant date	0.0329	0.3714	0.66	0.79	0.61
Fair Value	3,009	636,670	330,000	395,000	732,000

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 28. Share-Based Payments (Continued)

Option movement June 2024

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2024 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 29 December 2023	0.75	1,100,000	-	-	(1,100,000)	-
On or before 7 October 2023	2.20	1,900,000	-	-	(1,900,000)	-
On or before 30 November 2025	1.20	8,250,000	-	-	-	8,250,000
On or before 30 November 2024	1.10	13,614,264	-	-	-	13,614,264
On or before 16 January 2026	0.91	1,714,286	-	-	-	1,714,286
On or before 30 April 2024 (1)	0.70	6,993,608	-	(251)	(6,993,357)	-
On or before 30 June 2025	1.00	-	216	-	-	216
		33,572,158	216	(251)	(9,993,357)	23,578,766

(1)	For every two options exercised at A$0.70, holder will receive an option to purchase one additional ordinary share at an exercise price of A$1.00, with an expiry date of June 30, 2025.

Option movement June 2023

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2023 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 19 September 2022	0.40	6,100,000	-	(6,100,000)	-	-
On or before 28 October 2022	0.56	150,000	-	(150,000)	-	-
On or before 28 January 2023	0.60	750,000	-	-	(750,000)	-
On or before 2 December 2022	3.00	1,050,000	-	-	(1,050,000)	-
On or before 29 December 2023	0.75	1,100,000	-	-	-	1,100,000
On or before 20 May 2023	1.35	1,100,000	500,000	-	(1,600,000)	-
On or before 23 Sept 2023	2.20	1,700,000	200,000	-	-	1,900,000
On or before 30 November 2024	1.10	-	13,614,264	-	-	13,614,264
On or before 30 November 2025	1.20	-	8,250,000	-	-	8,250,000
On or before 16 January 2026	0.91	-	1,714,286	-	-	1,714,286
On or before 30 April 2024 (1)	0.70	-	6,993,793	(185)	-	6,993,608
Total		11,950,000	31,272,343	(6,250,185)	(3,400,000)	33,572,158

(1)	For every two options exercised at A$0.70, holder will receive an option to purchase one additional ordinary share at an exercise price of A$1.00, with an expiry date of June 30, 2025.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 28. Share-Based Payments (Continued)

Option movement June 2022

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2022 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 19 September 2022	A$0.40	6,100,000	-	-	-	6,100,000
On or before 28 October 2022	A$0.56	150,000	-	-	-	150,000
On or before 28 January 2023	A$0.60	750,000	-	-	-	750,000
On or before 2 December 2022	A$3.00	1,050,000	-	-	-	1,050,000
On or before 29 December 2023	A$0.75	1,100,000	-	-	-	1,100,000
On or before 20 May 2023	A$1.35	600,000	-	-	-	600,000
On or before 27 September 2023	A$2.20	-	1,200,000	-	-	1,200,000
On or before 20 May 2023	A$1.40	-	500,000	-	-	500,000
On or before 7 October 2023	A$2.20	-	500,000	-	-	500,000
Total		9,750,000	2,200,000	-	-	11,950,000

On the 29 November 2021 the company completed share consolidation on a 10:1 basis

The weighted average year remaining contractual life

The weighted average number of years remaining for the contractual life for share-based payment options outstanding as at 30 June 2024 was 0.85 years (2023: 1.51 years 2022: 0.60 years).

The weighted average exercise price

The weighted average exercise price for the share-based payment options outstanding as at 30 June 2024 was A$1.12 (2023: A$1.08, 2022: A$1.02).

The average price for the 30 June 2024 financial year was A$0.26 (30 June 2023: A$0.61, 30 June 2022: A$0.52)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 28. Share-Based Payments (Continued)

Performance rights

During the June 2022 Financial year the Company issued 24 million performance rights (2.4 million post-consolidation) to three directors. The terms of the performance rights issued were disclosed in the annual general meeting notice announced 22 October 2021. The performance rights are long-term incentives to offer conditional rights to fully paid ordinary shares in the Company upon satisfaction of vesting criteria over the vesting periods for no cash consideration. Fair value has been measured using the share price at grant date

Class of Performance	Applicable	Lapse	Rights
Rights	Milestone	Date	Issued

Class A Performance Rights	Completion of either a pre-feasibility study or a definitive feasibility study of the Korbel Main deposit that demonstrates at the time of reporting that extraction is reasonably justified and economically mineable indicating an internal rate of return to the Company of greater than 20% and an independently verified JORC classified mineral reserve equal to or greater than 1,500,000 oz Au with an average grade of not less than 0.4g/t for not less than 116Mt.	5 years from issue	600,000
Class B Performance Rights	Completion of the first gold pour (defined as a minimum quantity of 500 oz.) from the Korbel Main deposit.	5 years from issue	600,000
Class C Performance Rights	Achievement of an EBITDA of more than A$20m in the second half-year reporting period following the commencement of commercial operations at the Korbel Main deposit.	5 years from issue	1,200,000

30 June 2024 performance rights

The performance rights were valued as the closing share price A$1.30 on the grant date 24 November 2021. During the current period the probabilities of meeting the vesting conditions were altered and the amount was reduced by A$463,129 to reflect the change in probability.

30 June 2023 performance rights

The performance rights were valued as the closing share price A$1.30 on the grant date 24 November 2021. The total share-based payment expense recognized from the amortization of the 2022 issued performance rights was A$300,076 for the 30 June 2023 financial year

30 June 2022 performance rights

The performance rights were valued as the closing share price A$1.30 on the grant date 24 November 2021. The total share-based payment expense recognized from the amortization of the 2022 issued performance rights was A$163,053 for the 30 June 2022 financial year

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 28. Share-Based Payments (Continued)

Set out below are the summaries of Performance rights granted during period as share based payments

			Price at				Expired/	Balance at
			grant				Lapsed/	the end of
Grant date	Expiry date	Class	date		Granted	Exercised	other	the year

24/11/2021	24/11/2026	A	A$	1.30	600,000	-	-	600,000
24/11/2021	24/11/2026	B	A$	1.30	600,000	-	-	600,000
24/11/2021	24/11/2026	C	A$	1.30	1,200,000	-	-	1,200,000

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 29. Events After the Reporting Period

The following events and transactions occurred subsequent to 30 June 2024:

The Company announced on 23 July 2024 the Nasdaq listing and underwritten public offering of 475,000 units, with each unit consisting of one American Depositary Share representing ordinary shares (“ADS”) and one warrant, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of US$6.92 per unit, for gross proceeds of approximately US$3.3m (AUD$4.9m), before deducting underwriting discounts and offering expenses. Each whole warrant is exercisable for one ADS at an exercise price of US$7.266 per ADS and will be immediately exercisable upon issuance for a period of five years following the date of issuance. In addition, the Company has granted the underwriters an option to purchase up to an additional 47,500 ADSs and/or an additional 47,500 warrants to cover over-allotments, if any until August 29, 2024. On July 25, 2024, the Company consummated its underwritten public offering of 475,000 units, with each unit consisting of one ADS and one warrant to purchase one ADS for an aggregate of 475,000 ADS and 475,000 warrants to purchase 475,000 ADSs, at a price to the public of US$6.92 per unit, for gross proceeds of approximately US$3.3 million and net proceeds of approximately US$2.03 million. The offering also included the purchase by the underwriters of 47,500 warrants to purchase 47,500 ADSs at a price of $0.01 per ADS in connection with the partial exercise by the underwriters of their over-allotment option.

The Company announced on 29 July 2024 the appointment of Mr. Richard Beazley to the Board of Directors as Independent Non-Executive Chairman. Mr. Louie Simens reverted to Executive Director from his Interim Chairman position at that time.

The Company announced on 31 July 2024 the commencement of resource definition drilling at RPM and exploration field programs on its Estelle Gold Project

The Company announced on 21 August 2024 an update on the progress of its 2024 resource definition drilling and exploration field programs.

The Company announced on 5 September 2024 an update on its Antimony-Gold prospects at Stibium and Styx where bulk samples of stibnite (antimony) have been collected for metallurgical testing.

The Company announced on 20 September 2024 that has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a secondary public offering of its American Depositary Shares (“ADSs”), each of which will represent 60 of the Company’s ordinary shares of no par value each (“Ordinary Shares”) in the United States (the “Offering”).

The Company announced on 20 September 2024 that it had executed a variation agreement with its largest institutional shareholder and convertible note holder, Nebari Gold Fund 1, LP (“Nebari”), to reduce the month-end cash covenant required under the previously announced loan agreement dated 21 November 2022 from US$2m to A$1m, with the option to extend the convertible facility for a further 12 months to 29 November 2026. In return for Nebari’s support, Nova has agreed to amend the conversion price from A$0.53 to A$0.25, subject to shareholder approval.

Further to the announcement on 20 September 2024, the Company announced the ability to accelerate the RPM early start up option to a Feasibility Study (FS) for delivery in 2025 by undertaking internal optimization studies aimed to investigate how it can potentially generate as much early cashflow as possible to organically fund our expansion plans across the Estelle project. It also gives the Company the ability to continue our advanced discussions with the US Dept. of Defense (“DoD”) in relation to potentially establishing a starter antimony operation at Stibium in parallel.

The Company announced on 23 September 2024 a secondary public offering of 430,000 units, with each unit consisting of one ADS, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of US$5.00 per unit, for gross proceeds of approximately US$2.15m (AUD$3.14), before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters an option to purchase up to an additional 43,000 ADSs to cover over-allotments, if any, for 45 days following announcement of the offering. On September 25, 2024, the Company consummated the secondary public offering of 473,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of US$5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately US$2.37 million and net proceeds of approximately US$1.86 million.

The Company announced on 2 October 2024 that it has engaged Whittle Consulting for Estelle Optimization.

The Company announced on 9 October 2024 initial drill results from the 2024 drill program at RPM which included 41m @ 4.6 g/t Au from surface.

The Company announced on 16 October 2024 further drill results from the 2024 drill program at RPM which included 39m @ 5.4 g/t Au from surface.

The Company announced on 23 October 2024 the final drill results from the 2024 drill program at RPM which included 29m @ 7.1 g/t Au from surface, in advance of a mineral resource estimate update.

No other matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2024

Note 30. Consolidated Entity Disclosure Statement

		Place formed /	Ownership interest
Entity name	Entity type	Country of incorporation	%	Tax residency

Nova Minerals Limited	Body corporate	Australia	-	Australia
AKCM (Aust) Pty Ltd *	Body corporate	Australia	85.00%	Australia
AK Operations LLC	Body corporate	USA	100.00%	USA
AK Custom Mining LLC	Body corporate	USA	100.00%	USA
Alaska Range Resources LLC	Body corporate	USA	100.00%	USA

*	ACKM (AUS) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC.

