Form 20-F
period 2025-06-30
Nova Minerals Ltd
filed 2025-09-19
CIK 1852551

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

The number of outstanding shares as of September 19, 2025 was 401,501,417 ordinary shares.

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

Financial Statements

The consolidated financial statements cover Nova Minerals Limited and the entities it controlled at the end of, or during, the year ended June 30, 2025. The consolidated financial statements are presented in Australian dollars, which is Nova Mineral Limited’s presentation and functional currency. We prepared our annual consolidated financial statements for fiscal years ended June 30, 2025, 2024 and 2023 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2025, 2024 and 2023 is stated in Australian dollars, our presentation currency. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of some Australian dollar amounts into U.S. dollars at specified rates on the date indicated. No representation is made that the Australian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rate. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report. All references in the annual report to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “A$” are to the legal currency of Australia. Unless otherwise noted, all translations from Australian dollars into U.S. dollars in this annual report were made at a rate of A$1.00 per US$0.6636 which was the noon buying rate of the Federal Reserve Bank of New York on September 12, 2025.

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

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2025,” “fiscal year 2024” and “fiscal year 2023,” relate to our fiscal year ended on June 30 of that calendar year.

Corporate Events

On July 16, 2025, we consummated an underwritten public offering of 1,200,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60 representing 72,000,000 ordinary shares, at a price to the public of US$9.25 per ADS resulting in gross proceeds of US$11,100,000 before deducting underwriting discounts and offering expenses. On July 17, 2025, the Representative partially exercised its over-allotment option to purchase an additional 108,400 ADSs representing 6,504,000 ordinary shares at the public offering price of US$9.25 per ADS for gross proceeds of US$1,002,700 before deducting underwriting discounts and offering expenses and the closing for the sale of the partial exercise of the over-allotment option took place on July 18, 2025. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the partial exercise of the over-allotment option, totaled US$12,102,700 before deducting underwriting discounts and offering expenses.

As of September 19, 2025, we had a total of 401,501,417 ordinary shares issued and outstanding.

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

We are still in the exploration stage and our planned commercial operations have not yet commenced. There is currently no commercial production at the Estelle Project site. We have completed a technical report summary in compliance with S-K 1300 on the Estelle Project. While we have commenced the requisite studies necessary to prepare and complete a formal Feasibility Study (FS) on the aforementioned project, such formal Feasibility Study has not yet been started and is not expected to be completed until 2026. As such, our estimated proven or probable mineral reserves, expected mine life and gold pricing, as the case may be, cannot be determined at this time as the initial requisite studies, additional drilling, and pit design optimizations have not yet been completed.

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

Qualified Persons Statement

Some technical mining information contained herein with respect to the Estelle Project is derived from the report titled “Initial Assessment Technical Report Summary Estelle Gold Project Alaska, USA” prepared for us with an effective date of January 31, 2024. We refer to this report herein as our S-K 1300 Report. Each of Roughstock Mining Services, LLC, Hans Hoffman, Head of Exploration of Nova Minerals Ltd., Yukuskokon Professional Services, Vannu Khounphakdee, P.Geo of Nova Minerals Ltd., METS Engineering, Matrix Resource Consultants Pty Ltd., Christopher Gerteisen, P.Geo, Chief Executive Officer of Nova Minerals Ltd., and Jade North, LLC have approved and verified the technical mining information related to the Estelle Project contained in the S-K 1300 Report and reproduced in this annual report.

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

●	Our mineral reserves may be significantly lower than expected.

●	Our Estelle Project only has estimated measured, indicated and inferred resources identified for gold, there are no known reserves on our property. In addition, we have not yet completed the requisite drilling to establish a MRE for antimony and other critical minerals at Estelle. There is no assurance that we can establish the existence of any mineral reserve on our property in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from this property and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

●	We have no history of producing metals from our current mineral property and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.

●	Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

●	The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold and antimony, both of which in the past have fluctuated widely.

●	Our success depends on the exploration development and operation of the Estelle Project, an exploration stage project which is now moving towards development with a Feasibility Study for our gold assets currently under way.

●	We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.

●	Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Estelle Project, our financial condition and ability to be profitable.

●	We have negative cash flows from operating activities.

●	We have no history of earnings, and there are no known commercial quantities of mineral reserves on the Estelle Project.

●

We will require grants from the U.S. Department of Defense to pursue our strategy to develop a stand-alone antimony- gold starter mine. Failure to obtain such grants could have a material adverse effect on our financial condition and results of operations.

●	The development of the Estelle Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

●	Our growth strategy and future exploration and development efforts may be unsuccessful.

●	We may issue additional ordinary shares or ADSs from time to time for various reasons, resulting in the potential for significant dilution to existing shareholders.

●	We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.

●	The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

●	We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

●	If we fail to maintain effective internal controls over financial reporting, the price of the ADSs or ordinary shares may be adversely affected.

●	There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

●	Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Risks Related to Ownership of the ADSs and the Warrants

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs or the warrants and their trading volume could decline.

●	U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this report.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Risks Related to Our Business and Industry

Our mineral reserves may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production at our Estelle Project. However, we expect to complete our first gold pour in 2027, although there is no assurance that we will meet that timeframe and consummation of any such commercial production is subject to the risks described in this section. We have completed a technical report summary for our gold mineral resource in compliance with the SEC’s S-K 1300 disclosure rules. We have produced an Initial Assessment on a very small area which includes the 4 current gold resource deposits on the Estelle Project to both JORC and S-K 1300 standards. Although we have commenced the requisite studies necessary to prepare and complete a Feasibility Study (FS) for our gold assets on the Project, such formal Feasibility Study has not yet been started and is not expected to be completed until 2026. As such, our estimated proven or probable gold mineral reserves, expected mine life and project economics cannot be determined as the exploration programs, additional drilling, economic assessments and requisite initial studies and pit (or mine) design optimizations have not yet been completed, and the actual mineral reserves may be significantly lower than expected. In addition, we have not yet commenced the requisite drilling to establish a MRE for antimony or other critical minerals at Estelle. You should not rely on the technical reports, preliminary economic assessments or feasibility studies, if and when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on our property, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

The estimation of mineral reserves is not an exact science and depends upon a number of subjective factors. Any measured, indicated and inferred resource figures presented in this annual report are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated inferred mineral resources may not be upgraded to indicated or measured or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates.

Our Estelle Project only has estimated measured, indicated and inferred resources identified for gold, there are no known reserves on our property. In addition, we have not completed the requisite drilling to establish a MRE for antimony and other critical minerals at Estelle. There is no assurance that we can establish the existence of any mineral reserve on our property in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from this property and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

We have not established that our mineral property contains any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in S-K 1300 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. In addition, we have not yet commenced the requisite drilling to establish a MRE for antimony or other critical minerals at Estelle. There is a probability that our mineral property does not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover mineral reserves on our property, there can be no assurance that it can be developed into producing mines to extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

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

We have no history of producing metals from our current mineral property. At present we do not produce gold, antimony or other critical minerals and do not currently generate operating earnings. While we seek to move our projects into production, such efforts will be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	the timing and cost, which are considerable, of the construction of mining and processing facilities;

●	the ability to find sufficient gold, antimony, or other critical mineral reserves to support a profitable mining operation;

●	the availability and costs of skilled labor and mining equipment;

●	compliance with environmental and other governmental approval and permit requirements;

●	the availability of funds to finance construction and development activities;

●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants that may delay or prevent development activities; and

●	potential increases in construction and operating costs due to changes in the cost of labor, fuel, power, materials and supplies.

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

The resource estimates that are contained in this annual report or that we may calculate in the future will have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our share price and the value of our property.

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold and antimony, both of which in the past have fluctuated widely.

Substantially most of our revenues and cash flows will come from the sale of gold and potentially antimony if we enter into the production stage. Historically, the market prices for both gold and antimony have fluctuated widely and have been affected by numerous factors over which we have no control, including:

●	the demand for gold for industrial uses and for use in jewelry;

●	the demand for antimony products;

●	international or regional political and economic trends;

●	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

●	financial market expectations regarding the rate of inflation;

●	interest rates;

●	speculative activities;

●	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

●	hedging activities by gold producers; and

●	the production and cost levels for gold in major gold-producing nations.

In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is largely relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

If gold and/or antimony prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves.

Our success depends on the exploration development and operation of the Estelle Project, an exploration stage project.

At present, our only mineral property is the interest that we hold in the Estelle Project, which is in the exploration stage. Unless we acquire or develop additional mineral properties, we will be solely dependent upon this property and our future success will be largely driven by our ability to explore and develop the Estelle Project successfully, including the results of such exploration and development efforts. If no additional mineral properties are acquired by us, any adverse development affecting our operations and further exploration or development of the Estelle Project may have a material adverse effect on our financial condition and results of operations.

We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.

The Estelle Project is at the exploration stage and is without identified mineral reserves. We do not have any interest in any mining operations or mines in development.

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

Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Estelle Project, our financial condition and ability to be profitable.

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

We may not be able to obtain all required permits and licenses to place any of our properties into production. Our future operations may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that we will be able to obtain all necessary licenses, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities at the Estelle Project. Additionally, there can be no assurance that all permits and licenses we may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Estelle Project. Amendments to current laws and regulations governing our operations and activities or a more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs, reduction in the levels of production at producing properties, or abandonment or delays in development of new mining properties.

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

We had negative cash flow from operating activities in the period from our incorporation until the date of this annual report. We have used a portion of the proceeds of our public offerings to fund anticipated negative cash flow from operating activities in future periods. Given that we have no operating revenues, and do not anticipate generating operating revenues for the foreseeable future, we expect that expenditures to fund operating activities will be provided by financings. There is no assurance that future financings can be completed on acceptable terms or at all, and our failure to raise capital when needed could limit our ability to continue our operations in the future.

We have no history of earnings or mineral production, and there are currently no known commercial quantities of mineral reserves on the Estelle Project.

We have no history of earnings or mineral production and may never engage in mineral production. There are currently no known commercial quantities of mineral reserves on the Estelle Project. Development of the Estelle Project and any other projects we may acquire in the future will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the Estelle Project may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

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

Even if the results of exploration are encouraging, we may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any portion of the Estelle Project. While we may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on acceptable terms, or at all. If available, future equity financing may result in substantial dilution to stockholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

We will require grants from the U.S. Department of Defense to fast-track our strategy to develop a stand-alone antimony- gold starter mine. Failure to obtain such grants could have a material adverse effect on our financial condition and results of operations.

One of our potential growth strategies is the development of a stand-alone antimony-gold starter mine. We believe that with China announcing export restrictions on antimony, and the desire for the U.S. to establish a domestic supply chain for the critical mineral, there is an opportunity to receive support from the U.S. Department of Defense to fast track the Stibium gold-antimony prospect. Development of this project could provide a pathway for early cashflow which could provide necessary funding for our “Expanded Project” growth strategy. However, currently we do not have a defined mineral resource for antimony on our project and this strategy will be dependent upon our receipt of grants from the U.S. Department of Defense. Failure to define an antimony resource and/or to obtain such grants will require us to forego this growth strategy which could have a material adverse effect on our financial condition and results of operations.

The development of the Estelle Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

If the development of the Estelle Project or any other projects we may acquire in the future is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

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

In addition, we may find that the costs, timing and complexities of developing the Estelle Project or any other future projects to be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.

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

Additional ADSs representing ordinary shares or ordinary shares may be issued, from time to time, for various reasons, including, but not limited to, for the purposes of raising capital (including to fund exploration and development work) or acquiring additional interests. Additional ADSs or ordinary shares may be issued pursuant to equity incentive plans from time to time. These further issuances of the ADSs or ordinary shares may have a depressive effect on the price of the ADSs and ordinary shares and will dilute the voting power of our existing stockholders and the potential value of each ADS or ordinary share.

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

Our mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to our activities or maintaining the Estelle Project. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation, and mine safety. The effect of these factors cannot be accurately predicted.

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

Our activities are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Estelle Project or some portion of our business, causing us to re-evaluate those activities at that time.

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

The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The U.S. Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the Estelle Project permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the Estelle Project or other properties and may make them entirely uneconomic.

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

We may be unsuccessful in obtaining necessary permits to explore, develop or mine the Estelle Project in a timely manner or at all.

The State of Alaska requires that an Application for Permit to Mine in Alaska (“APMA”) be submitted to obtain permits for all exploration, mining, or transportation of equipment and maintaining a camp. These permits are reviewed by related state and federal agencies that can comment on and require specific changes to proposed work plans to minimize impacts on the environment. The project currently holds the following authorizations and permits under the Alaska Permit for Mining Activities (APMA) system which are valid through 2027, except as set forth below:

●	Miscellaneous Land Use Permit #3042, which authorizes hard rock exploration activities on the project site. This permit is issued by the Alaska Department of Natural Resources, Division of Mining, Land & Water, Mining Section.
●	Temporary Water Use Authorization, which authorizes water removal from surface waterbodies for exploration activities. This authorization is issued by Alaska Department of Natural Resources, Division of Mining, Land & Water, Water Section.
●	Fish Habitat Permit (and/or fish Passage Permit, which authorizes activities in fish-bearing waters, primarily for water withdrawal structures. This authorization is issued by the Habitat Section of the Alaska Department of Fish and Game.
●	Camp Permit, which authorizes the exploration camp. This permit is issued by the Alaska Department of Natural Resources, Division of Mining, Land & Water, Mining Section as part of the Miscellaneous Land Use Permit #3042 described above.

●	Estelle Man Camp Permit, which provides approval to construct modifications to the existing drinking water system. This permit is issued by the Department of Environmental Conservation, Division of Environmental Health, Drinking Water Program (expires November 8, 2025).

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

Our activities related to the exploration and development of the Estelle Project and any other projects we may acquire in the future are subject to hazards and risks inherent in the mining industry. These risks include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

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

The validity of our title to the Estelle Project and future mineral properties may be disputed by others claiming title to all or part of such properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

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

The health epidemics such as the recently passed COVID-19 pandemic may lead to risks to employee health and safety and may result in a slowdown or temporary suspension of any exploration activities at the Estelle Project. Our conduct of exploration and development programs may be impacted or delayed due to limitation on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent our ability to access its mineral properties. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at our mineral properties and, ultimately, on our business and financial condition.

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

We rely on third-party contractors.

As we continue with the exploration and advancement of the Estelle Project and any other projects we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of our contractors. If any of these contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Estelle Project and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on our results.

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

Declines in the market price of gold, base metals and other minerals may adversely affect our ability to raise capital or attract joint venture partners in order to fund our ongoing operations and meet obligations under option and other agreements underlying our mineral interests. Commodity price declines could also reduce the amount we would receive on the disposition of the Estelle Project to a third party. In addition, the decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent a property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

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

Although inflation in the United States has been relatively low in recent years, it rose significantly beginning in the second half of 2021. This is primarily believed to be the result of the economic impact from global armed conflict and the COVID-19 pandemic, including the effects of global supply chain disruptions, strong economic recovery and associated widespread demands for goods and government stimulus packages, among other factors. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. Our ability to conduct exploration of the Estelle Project is dependent on the acquisition of goods and services at a reasonable cost, such as drilling equipment and skilled labor, assay laboratory testing in a timeframe that allows us to execute on follow-up exploration phases expeditiously, and aircraft (fixed wing and helicopter) charter service availability to mobilize labor, position equipment and supply exploration campaigns. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation, the scope of our exploration of the Estelle Project may decrease and our business, financial condition, and results of operations could be adversely affected.

Changes to United States tariff and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations,

We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

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

Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report. If we fail to maintain effective internal controls over financial reporting, the price of securities may be adversely affected.

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

As a public company in both Australia and the U.S., we face increased legal, accounting, administrative and other costs and expenses that we have not incurred previously, and we will incur additional costs related to operating as a U.S. public company. As a U.S. public company, we are required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function; and

●	comply with the listing and maintenance requirements of the Nasdaq Capital Market.

We have also had increased costs in procurring director and officer liability insurance since listing in the U.S.,

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than US$1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find the ADSs less attractive if we choose to rely on these exemptions. If some investors find the ADSs less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for the ADSs and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

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

The market price for the ADSs is likely to be volatile, in part because our securities have only been traded on a U.S. national securities exchange for a short period of time. In addition, the market price of the ADSs may fluctuate significantly in response to several factors, most of which we cannot control, including:

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

Volatility in the market price of the ADSs may prevent investors from being able to sell their ADSs at or above the price at which they originally purchased them. As a result, ADS holder may suffer a loss on their investment.

We may not be able to maintain a listing of the ADSs on the Nasdaq Capital Market.

The ADSs are listed on the Nasdaq Capital Market, and we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq Capital Market listing requirements, the ADSs may be delisted. If we fail to meet any of Nasdaq Capital Market’s listing standards, the ADSs may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a U.S. national securities exchange outweighs the benefits of such listing. A delisting of the ADSs may materially impair our shareholders’ ability to buy and sell the ADSs and could have an adverse effect on the market price of, and the efficiency of the trading market for, the ADSs. The delisting of the ADSs could significantly impair our ability to raise capital and the value of your investment.

Purchasers of ADSs will not directly hold our ordinary shares.

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights. Our constitution and Australian law govern our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs held by purchasers and/or holders of ADSs. Purchasers and/or holders of ADSs will have ADS holder rights. The deposit agreement among us, the depositary and purchasers and/or holders of ADSs, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.

Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and receive the underlying ordinary shares. Temporary delays in the surrendering of your ADSs and receipt of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and receive the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares” for more information.

Holders of ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they surrender the ADSs to receive the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares” for more information.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We are also required to furnish on a Form 6-K, our interim balance sheet and income statement as of the end of our second fiscal quarter not later than six months following the end of our second fiscal quarter. In addition, we intend to publish our quarterly activities and cash flow report as posted on the ASX as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq Capital Market corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the ADSs.

We are exempted from certain corporate governance requirements of the Nasdaq Capital Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of the Nasdaq Capital Market. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors,” although our compensation committee and a nominating committee will initially be comprised solely of “independent directors”.

As a result, our ADS holders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Capital Market. For example, a board with a majority of independent directors is generally better suited to provide oversight for a company’s chief executive officer than a board of non-independent directors. In addition, having more independent directors can result in enhanced third-party advice or expertise due to executives coming from different backgrounds and such directors are not expected to be subject to undue influence from the management team due to their lack of material relationships. Similar logic holds true for independent committees. Further, the reduced public reporting requirements may result in there being less publicly available information on us. As a result, some investors may find the ADSs less attractive and thus there may be a less active trading market for the ADSs.

Future issuances of the ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADSs or ordinary shares, could cause the market price of the ADS to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADS or ordinary shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or ordinary shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs. In connection with our July 2025 public offering, we have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months from the closing of such offering (or until July 16, 2026) in the United States, in any “at-the-market,” continuous equity or variable rate transaction. If the restrictions under the lock-up agreements are waived, our ordinary shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in any of our public offerings or secondary transactions even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars. In the past year, the Australian dollar has generally weakened against the U.S. dollar; however, this trend may not continue and may be reversed. As such, any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In addition, the foreign exchange gains or losses recorded in our statement of profit or loss and other comprehensive income are principally due to the revaluation of intercompany loans and financial liabilities to the current applicable foreign exchange rate at the end of each reporting period, which amounts could be impacted by any significant change in the value of the Australian dollar. Further, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. While we attempt to mitigate this risk by making payment for transactions in the native currency in which the transaction occurred where possible, these activities may not be effective in limiting or eliminating foreign exchange losses. To the extent that we need to convert U.S. dollars we receive from our public offerings into Australian dollars for our operations, appreciation of the Australian dollar against the U.S. dollar would have a negative effect on the Australian dollar amount we would receive from the conversion. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management or executive officers and the experts named in this annual report.

Certain members of our senior management, executive officers, and board of directors named in this annual report are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the offering price of the ADSs in our July 2025 public offering, we do not believe we are a PFIC for our current taxable year. However, the PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding our PFIC status for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material United States Income Tax and Australian Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our History

We were incorporated in Australia in January 1987. We were formerly known as Quantum Resources Limited and changed our name to Nova Minerals Limited in December 2017. Our ordinary shares have been listed on the ASX since 1987 and are currently listed under the symbol “NVA”. Our ordinary shares are also quoted on the OTC Pink market under the symbol “NVAAF” and Frankfurt Stock Exchange under the symbol “QM3”. In addition, our ADSs and public warrants are listed on the Nasdaq Capital Market under the symbols “NVA” and “NVAFF,” respectively.

In 2017, we entered into a joint venture with AK Minerals Pty Ltd, or AK Minerals, for the Estelle Project in Alaska. The Estelle Project is encompassed by 803 Alaska State mining claims. All claims were acquired by our joint venture Partner by staking in Alaska with the Division of Mining, Land and Water, and the Alaska Department of Natural Resources. The mining claims are wholly owned by AKCM (AUST) Pty Ltd (an incorporated joint venture company between Nova Minerals Ltd and AK Minerals Pty Ltd) via 100% ownership of Alaskan incorporate company AK Custom Mining LLC. AKCM (AUST) Pty Ltd is owned 85% by Nova Minerals Ltd and 15% by AK Minerals Pty Ltd. Nova owns 85% of the property through the joint venture agreement and AK Minerals Pty Ltd owns the remaining 15% along with a 2% net smelter royalty payable over the property pursuant to a minerals royalty agreement described below under “Material Contracts”.

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

Recent Developments

July 2025 Public Offering

On July 16, 2025, we consummated an underwritten public offering of 1,200,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60 representing 72,000,000 ordinary share, at a price to the public of US$9.25 per ADS resulting in gross proceeds of $11,100,000 before deducting underwriting discounts and offering expenses. On July 17, 2025, the Representative partially exercised its over-allotment option to purchase an additional 108,400 ADSs representing 6,504,000 ordinary shares, at the public offering price of $9.25 per ADS for gross proceeds of $1,002,700 before deducting underwriting discounts and offering expenses and the closing for the sale of the partial exercise of the over-allotment option took place on July 18, 2025. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the partial exercise of the over-allotment option, totaled $12,102,700 before deducting underwriting discounts and offering expenses.

Capital Expenditures

Our capital expenditures for the years ended June 30, 2025, 2024 and 2023 amounted to A$7,090,323, A$11,150,476, and A$22,440,925 respectively. These capital expenditures primarily consisted of exploration expenses on the Estelle Project, and fixed assets.

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

B. Business Overview

The information regarding the Estelle Project contained herein is derived from the S-K 1300 Report. As used herein, references to the “S-K 1300 Report” are to the technical report summary titled “Initial Assessment Technical Report Summary Estelle Gold Project, Alaska, USA” prepared by Roughstock Mining Services, LLC Nova Minerals Limited, Matrix Resource Consultants Pty Ltd., METS Engineering, Yukuskokon Professional Services and Jade North, LLC with an effective date of January 31, 2024, which was prepared in accordance with S-K 1300. The S-K 1300 Report is filed as Exhibit 96.1 to annual report. Subsequent to the S-K 1300 report being issued the Company has conducted further field exploration work and drilling and the results released publicly from that exploration program are included in the following information as well.

Our Company

We are a dual ASX and Nasdaq-listed mining exploration stage company moving towards development with a gold, antimony and critical minerals project in Alaska. Our flagship project is the 85% owned Estelle Gold and Critical Minerals Project (“Estelle Project”), which comprises of 803 State of Alaska mining claims covering in aggregate of 127,102 acres (514km2) and is subject to a 2% net smelter royalty payable to AK Minerals.

The project is situated approximately 150km northwest of Anchorage, Alaska’s largest city, on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant antimony deposits and was a historical North American antimony producer.

Our vision is to concurrently develop the Estelle Project to become a world class, tier-one, global gold producer, and to secure a U.S. domestic supply chain for the strategic mineral antimony, from mining to a refined product.

The project contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified advanced gold prospects, including two already defined multi-million ounce gold resources across four deposits containing a combined S-K 1300 compliant 5.17 Moz Au (0.18 Moz Au Measured, 2.54 Moz Au Indicated, and 2.45 Moz Inferred) of which Nova’s 85% attributable interest is 4.41 Moz Au (0.16 Moz Au Measured, 2.22 Moz Au Indicated, and. 2.03 Moz Inferred).

Recently the Company has also discovered antimony and other critical minerals coincident with the gold in surface sampling on numerous prospects across the project, with several of these prospects currently drill ready. Starting with the Stibium prospect, where drilling commenced in June 2025, it is our intention to drill some of these gold-antimony rich prospects this year to potentially establish a maiden mineral resource estimate for antimony as well. The Company is also actively seeking grants through its wholly owned U.S. subsidiary Alaska Range Resources LLC from the U.S. Department of Defense to potentially fast track the establishment of a mineral resource estimate, processing, refining, and ultimately antimony production at Estelle with a goal of helping to secure the U.S. supply chains of these vital minerals.

Alaska - Tier 1 Mining Jurisdiction

- Estelle - A District scale project in a great neighbourhood with a long history of mining
- Alaska is the 2nd largest gold producing State in U.S. and was a key supplier of antimony in WWI
- State has designated primary surface use for mineral development and a well-defined permitting pathway
- Unleashing Alaska's Extraordinary Resource Potential (President's Executive Order No. 14153)

LEGEND
Producing mine
Project in permitting
Advanced exploration project
Red Dog Mine
Upper Kobuk Project
Fort Knox Mine
Livengood Project
Golden Summit Project
CANADA
Graphite Creek Project
ALASKA
Usibelli Coal Mine
Pogo Mine
Tintina Fault
Estelle Project Gold & Antimony
NOVA MINERALS
Tintina Gold Province >220Moz Au
Donlin Creek Project
Whistler Project
Anchorage
Casino Project
Denali Fault
Pebble Project
Kensington Mine
Greens Creek Mine

Figure 1. Our flagship Estelle Project is located in Alaska, a State with a long history of mining.

The Estelle Gold and Critical Minerals Project

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

Easy access is currently available to the project via a winter road and by air. We anticipate access to be improved further by the proposed West Susitna Access Road, which would be an all-weather road situated on State land within the Matanuska-Susitna Borough and link the Project to port, rail and road infrastructure. The West Susitna Access Road has considerable support from both the community and the State government, and has progressed to the permitting stage, with construction proposed to start in 2025.

500000
550000
600000
650000
6950000
6900000
6850000
6800000
6750000
Petersville
Talkeetna
Skwentna
Willow
Whiskey Bravo
- Estelle Camp
Mt. Spurr
Geothermal
Chuitna Coal
Chakachamna
Hydroelectric
Beluga
Tyonek
Anchorage
Nikiski
Kenai
Roads
Railroad
RS2477 Trails
West Su Access*
Donlin Gasline*
Pipelines
Transmission Lines
Power Projects*
Airfield
Nova Claims
Winter Trail
* Proposed
NOVA MINERALS
Property Location
Estelle Project
Alaska, USA
0
25
50 km
Figure:
NAD 83 UTM Zone 5N

Figure 2. Property location map and infrastructure solutions for the Estelle Project

Mining Claims

The Estelle Project is encompassed by 803 Alaska State mining claims. All claims were acquired by our Joint Venture Partner (JVP) by staking in Alaska with the Division of Mining, Land and Water, and the Alaska Department of Natural Resources (DNR). The mining claims are wholly owned by AKCM (AUST) Pty Ltd (an incorporated joint venture company between Nova Minerals Ltd and AK Minerals Pty Ltd) via 100% ownership of Alaskan incorporate company AK Custom Mining LLC. AKCM (AUST) Pty Ltd is owned 85% by Nova Minerals Ltd and 15% by AK Minerals Pty Ltd. Nova owns 85% of the property through the joint venture agreement and AK Minerals Pty Ltd owns the remaining 15% along with a 2% net smelter royalty (NSR) over the property.

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

All the mining claims are in good standing and to retain title to the property AK Custom Mining LLC must submit an affidavit of annual expenditure to the 1st of September each year and pay the annual rents as calculated by the DNR by November 30 each year. The rental fees for the period September 1, 2024, to September 1, 2025, of US$184,898 have been paid, and the claims have been renewed accordingly to September 1, 2025. The Company intends to renew all claims for the year to September 1, 2026, and will submit the affidavit of annual expenditure for the year to September 1, 2025, and pay the annual rents as calculated by the DNR for the new year by November 30, 2025.

No other rights are held by any other company on the property and the claims are held to perpetuity as long as annual minimum expenditure requirements are met and the rents are paid on time each year. Reclamation must be completed annually and a reclamation report is submitted to the DNR.

As at June 30, 2025, the Company has total capitalized exploration and evaluation expenditure on the property of A$100,135,725 and the associated plant and equipment has a net value of A$2,244,700.

490000
500000
510000
6880000
6870000
6860000
6850000

Nova (AK Custom Mining) State of Alaska Mining Claims

USGO Claimblock

NOVA MINERALS

# Estelle Claims

Estelle Project
Alaska, USA

0 2.5 5 km

Figure:

Figure 3. Claims tenement map of the Estelle Project – Map Coordinate System: UTM = NAD83 zone 5

For more details of the Estelle Project mining claims schedule, please see Appendix 1 of the S-K 1300 Report filed as Exhibit 96.1 to this report.

The project area is district in scale and already hosts 4 large IRGS deposits at Korbel Main, RPM North, RPM South and Cathedral, as well as over 20 identified gold prospects at varying stages of exploration, with 6 identified with co-incident antimony from surface sample results, including, Blocks C & D, Isabella, Sweet Jenny, You Beauty, Shoeshine, Shadow, Train, Trumpet, Discovery, Muddy Creek, Stoney, T5, Tomahawk, Trundle, Rainy Day, West Wing, Revelation, Portage Pass, NK, Stibium, Styx and Wombat.

490000
500000
510000
520000
6880000
6870000
6860000
6850000
Isabella
Sweet Jenny
Blocks C&D
Korbel
Cathedral
You Beauty
Portage Pass
NK
Portage Creek
Stibium
Estelle Camp
Tomahawk
Wombat
Trundle
Rainy Day Vein
Stoney
West Wing
Muddy Creek
Discovery
Trumpet
Styx
Shadow
Train
Shoeshine
Revelation
RPM North
RPM Valley
RPM South
Gold Deposit
Gold Prospect
Gold and Antimony Prospect
NOVA MINERALS
Prospects Map
Estelle Gold and Critical Minerals Project
Alaska, USA
0
2.5
5 km
Figure:

NAD 83 UTM Zone 5N

Figure 4. The Estelle Project – District scale with over 20 identified advanced gold prospects, including 6 identified with co-incident antimony from surface sample results – Map Coordinate System: UTM = NAD83 zone 5

Project History

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

The single 2012 drill hole at RPM targeted this intrusive and undercut sheeted quartz veins and stockworks exposed at surface. The hole encountered significant gold mineralization with an intercept of 2.07 g/t Au over 21.94 meters within a 102.11-meter interval averaging 1.04 grams per ton gold from 26.52 to 128.63 meters with mineralization remaining open in all directions

In 2017 Nova recognized the significance of the Estelle property and acquired the mineral rights to it.

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

Figure 5. Estelle Gold property quartz veins

Figure 6. Dublin Gulch, Yukon and Fort Knox, Alaska quartz veins Goldfarb et. al., 2007

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

Drill assay results confirmed anomalous gold (>0.1g/t) throughout with several sample intervals returning >1 g/t as detailed below, with best results including:

●	TRN-001 - 1.4m @ 2.3 g/t Au from 7m
●	TRN-002 - 3.0m @ 1.5 g/t Au from 38m
●	TRN-003 - 1.4m @ 3.3 g/t Au from 7m

2024 Exploration

Surface Exploration

Another extensive surface exploration mapping and sampling program was conducted over the Estelle property in 2024 with the teams concentrating on the RPM, Muddy Creek, Stoney, Wombat, Stibium, and Styx areas. This year the geologists were not just looking for gold but also antimony and other critical mineral occurrences across the property as well. A total 225 rock samples, 511 soil samples, and approximately 5 tons of bulk sample material were collected across the property. Assays results from the 2024 surface exploration program have now all been received and reported and resulted in a number of significant new discoveries of both gold and antimony including:

●	High-grade antimony (Sb) and gold discovered in outcrop at the Styx prospect, with grades up to 54.1% Sb and 9.8 g/t Au.

●	The previously identified high-grade gold mineralization zone at Muddy Creek has been extended by a further 400m to 800m in length now with 6 rock samples grading greater than 10 g/t Au, including a high of 128.5 g/t Au, and 8 soil samples grading greater than 2 g/t Au and a high of 6.3 g/t Au. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date.

●	Rock and soil samples for both antimony and gold collected at the Stibium prospect identified high-grade resource drill targets within an 800m long by 400m wide antimony-gold rich zone with antimony results of up to 56.7% Sb and 11 samples grading greater than 30% Sb, and gold results up to 141 g/t Au and 7 samples grading greater than 20 g/t Au.

●	Rock samples from the Wombat prospect revealed exceptionally high-grade gold in quartz veins with 7 rock samples grading greater than 2 g/t Au and a high of 360 g/t Au. Gallium with grades up to 74.5 ppm Ga was discovered at Wombat.

●	Surface sampling in the RPM regional area identified further high-grade RPM style gold with 20 rock samples grading greater than 1 g/t Au and a high of 52.3 g/t Au. In addition, till samples from the RPM glacial debris lobe averaged 1.1 g/t Au over a 1.7km long strike length.

Drilling

The 2024 drilling program focused on near surface mineralization less than 50m in depth in support of the RPM starter mine FS currently underway. 732 meters were drilled over 21 holes at RPM North where the program successfully extended the high-grade core zone to surface with over 20 significant broad intercepts from surface grading greater than 5 g/t Au, and a high of 52.7 g/t Au. All holes ended in mineralization with significant results including:

●	RPMRC-24017 – 29m @ 7.1 g/t Au from surface

○	Including 22m @ 9.4 g/t Au and 2m @ 52.7 g/t Au

●	RPMRC-24016– 39m @ 5.4 g/t Au from surface

○	Including 20m @ 10.2 g/t Au and 11m @ 16.4 g/t Au

●	RPMRC-24005 – 43m @ 4.4 g/t Au from 2m

○	Including 13m @ 10.7 g/t Au and 2m @ 39.2 g/t Au

●	RPMRC-24008 – 45m @ 3.4 g/t Au from surface

○	Including 31m @ 4.7 g/t and 8m @ 10.5 g/t

2025 Planned Exploration

Planned Surface Exploration

In 2025 we plan to conduct another extensive regional surface exploration program with field teams conducting geological mapping, geochemical sampling, and target delineation across the broader Estelle Project area. This work will specifically focus on identifying and advancing new high-priority prospects to support future resource growth. High-priority areas will include adding coverage north of Korbel, increasing sample density between Portage Pass and Tomahawk, and follow-up mapping and sampling at West Wing, Styx, and the greater Train area. Korbel, West Wing, and Styx all offer a good opportunity to discover increased mineralization near the intrusive/hornfels contacts. In addition, infill sampling will be conducted at RPM and Styx. Results from the 2025 surface exploration program will be reported as the assays are received from the laboratory.

Planned Drilling

On May 30, 2025, we announced details of our planned 15,000m drilling and surface exploration program across the Estelle Project. Drilling this year, which commenced at the Stibium prospect on June 11, 2025, is targeting the RPM, Stibium and Korbel areas. Approximately 10,000m of drilling is planned at RPM to test strike extensions to the east below a heavily fractured zone, upgrade the measured and indicated resources at the main RPM deposit, test intrusive dikes to the south, and to continue to expand the resources in the valley to the west. Approximately 3,000m of drilling is planned at the Stibium prospect, targeting the establishment of a maiden mineral resource estimate for both gold and antimony. Approximately 2,000m of drilling is planned at Korbel, which will primarily focus on evaluating a potential higher-grade starter pit at Korbel Main, with the flexibility to extend the drilling to additional high-priority targets across the broader valley.

Surface Exploration Summary

Surface sampling was conducted across the project tenements and identified numerous prospect areas. These are considered early stage green-fields exploration prospects that currently have no material impact on resources defined at the project. The results indicate potential for future resources in these areas and requires extensive follow up work to generate drill targets which the company is pursuing. The tables below summarize the surface exploration sampling results for both gold and antimony on prospects across the project area to date.

Gold Surface Sampling Results to July 14, 2025

	Rock Chip						Soil						Stream
	Sample Count				high value	average	Sample Count				high value	average	Sample Count			high value average
Prospect	total	<0.01 g/t Au	0.01-1.0 g/t Au	>1.0 g/t Au	g/t Au	g/t Au	count	<0.01 g/t Au	0.01-1.0 g/t Au	>1.0 g/t Au	g/t Au	g/t Au	count	<0.01 g/t Au	0.01-0.1 g/t Au	>0.1 g/t Au g/t Au g/t Au
Korbel	116	21	81	14	114	3.48	60	0	53	7	2.69	0.32	0	0	0	0
RPM	116	13	69	34	291	5.21	322	21	264	37	4.78	0.4	3	0	3	0 0.857 0.51
Train	94	0	29	65	80.2	8.09	67	1	49	17	3.33	0.67	0	0	0	0
Trumpet	102	2	56	44	132.5	4.66	75	0	69	6	4.8	0.39	1	0	1	0 0.033 0.03
Shoeshine	19	0	3	16	1290	82.35	33	0	24	9	7.54	1.22	0	0	0	0
Muddy Creek	61	0	22	39	128.5	19.28	34	0	4	30	6.33	2.7	0	0	0	0
Shadow	7	0	2	5	44.2	11.32	12	0	8	4	6.75	1.27	0	0	0	0
Discovery Creek	12	0	3	9	43.6	7.84	4	0	4	0	0.601	0.53	7	0	7	0 0.378 0.19
Estelle	46	8	28	10	38.2	1.41	43	6	36	1	1.205	0.13	0	0	0	0
Stoney	68	7	43	18	74.5	2.85	44	12	29	3	3.39	0.25	0	0	0	0
Stibium	88	2	55	31	141	6.31	194	7	147	40	25.6	0.96	3	3	0	0 0.005 0
Styx	21	1	13	7	9.78	1.55	34	4	30	0	0.858	0.17	0	0	0	0
Portage	15	2	9	4	12.5	1.39	29	9	20	0	0.405	0.08	0	0	0	0
Tomahawk	17	2	9	6	6.53	1.3	21	0	20	1	1.275	0.34	0	0	0	0
Trundle	21	1	7	13	20.9	3.3	11	1	10	0	0.456	0.18	0	0	0	0
Wombat	71	2	44	25	360	12.51	50	0	45	5	2.82	0.4	0	0	0	0
West wing	38	7	26	5	25.8	1.17	54	1	48	5	3.26	0.27	1	0	1	0 0.022 0.02
Revelation	25	2	19	4	3.44	0.5	35	0	30	5	2.93	0.46	0	0	0	0
Regional	86	23	54	9	19	0.85	303	93	205	5	7.32	0.09	10	9	1	0 0.039 0.01

Total:	1023	93	572	358			1425	155	1095	175			25	12	13	0

Antimony Surface Sampling Results to July 14, 2025

	Rock Chip						Soil						Stream
	Sample Count				high value	average	Sample Count				high value	average	Sample Count			high value average
Prospect	total	<1000 g/t Sb	1000-10000 g/t Sb	>10000 g/t Sb	g/t Sb	g/t Sb	count	<1000 g/t Sb	1000-10000 g/t Sb	>10000 g/t Sb	g/t Sb	g/t Sb	count	<1000 g/t Sb	1000-10000 g/t Sb	>10000 g/t Sb g/t Sb g/t Sb
Korbel	96	96	0	0	967.00	19.69	60	60	0	0	122.50	14.61	0	0	0	0
RPM	79	77	2	0	2,180.00	85.85	322	322	0	0	95.90	4.71	3	3	0	0 7.43 4.32
Train	92	87	4	1	21,400.00	542.78	67	66	1	0	3,160.00	90.26	0	0	0	0
Trumpet	102	79	17	6	167,500.00	3,753.96	75	73	1	1	38,200.00	619.09	1	1	0	0 5.16 5.16
Shoeshine	19	16	3	0	9,080.00	749.56	33	33	0	0	950.00	133.66	0	0	0	0
Muddy Creek	61	59	2	0	8,200.00	229.12	34	34	0	0	136.50	22.81	0	0	0	0
Shadow	7	5	1	1	30,100.00	4,809.18	12	12	0	0	47.70	12.26	0	0	0	0
Discovery Creek	12	12	0	0	28.60	11.11	4	4	0	0	11.70	7.36	7	7	0	0 7.66 3.94
Estelle	46	46	0	0	593.00	100.60	43	42	1	0	1,225.00	65.06	0	0	0	0
Stoney	68	48	16	4	17,800.00	1,459.75	44	41	3	0	4,810.00	282.44	0	0	0	0
Stibium	88	52	17	19	605,000.00	69,572.65	194	184	8	2	27,500.00	436.61	3	3	0	0 8.56 4.79
Styx	21	7	5	9	541,000.00	91,113.32	34	33	1	0	2,210.00	174.84	0	0	0	0
Portage	15	12	2	1	10,000.10	948.57	29	29	0	0	48.80	7.10	0	0	0	0
Tomahawk	17	16	1	0	1,320.00	181.19	21	21	0	0	90.40	21.22	0	0	0	0
Trundle	21	15	5	1	25,000.00	1,903.96	11	11	0	0	160.00	34.59	0	0	0	0
Wombat	69	68	1	0	1,020.00	152.16	50	50	0	0	111.00	12.22	0	0	0	0
West wing	38	36	2	0	3,880.00	204.33	54	54	0	0	133.00	26.34	1	1	0	0 32.3 32.3
Revelation	25	25	0	0	88.10	12.24	35	35	0	0	81.70	14.40	0	0	0	0
Regional	86	82	1	3	91,700.00	2,344.55	303	301	2	0	2,620.00	34.22	10	10	0	0 35 8.74

Total:	962	838	79	45			1425	1405	17	3			25	25	0	0

 Drilling Summary

The table below summarizes the drilling which we have completed at the Estelle Project up to December 31, 2024. Note the Estelle Project mineral resource estimate for gold in the S-K 1300 report was defined using the drilling information available on March 31, 2023. Approximately 7,400m of drilling undertaken after March 31, 2023 in both the late 2023 and 2024 drill programs, as well as the 15,000m drilling planned for the 2025 season, will be used for an updated MRE at a later date.

	RPM (North, South & Valley)		Train		Korbel Main		Cathedral		Total
Year	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)

Pre-2019	1	182	-	-	5	1,159	1	283	7	1,624
2019	-	-	-	-	32	2,105	-	-	32	2,105
2020	-	-	-	-	64	27,004	-	-	64	27,004
2021	6	2,567	-	-	81	29,074	-	-	87	31,641
2022	31	10,719	-	-	21	5,686	10	4,603	62	21,008
2023	29	6,632	6	589	-	-	-	-	35	7,221
2024	21	732	-	-	-	-	-	-	21	732
Total	88	20,832	6	589	203	65,028	11	4,886	308	91,335

Estelle Project - Gold and Antimony in Alaska

District Scale 514km^2 with Gold and Antimony Assets within the One U.S. Project

NOVA MINERALS

Antimony-Gold prospect
Priority Antimony-Gold area
Gold prospect
Priority Gold area
Stibium
Korbel
RPM
Styx

Estelle Antimony Assets

- 7 antimony-gold prospects
- High-grade surface samples up to 60.5% Sb & 20 samples > 20% Sb
- Stibium 800m x 400m antimony rich zone identified for resource drilling in 2025
- US grant applications for antimony development progressing
- Targeting near term production, subject to U.S. Dept of Defense funding
- Nova looking to secure a U.S. domestic supply chain for antimony – Mining to refining

Estelle Gold Assets

- 4 large gold deposits, high-grade and bulk tonnage, all from surface and remain open
- 5.2 Moz Au US$2,000 oz pit constrained S-K 1300 resource
- Thick high-grade drill results - RPM-005 400m @ 3.5 g/t Au, incl. 132m @ 10.1 g/t Au, from surface
- High-grade surface samples up to 1,290 g/t Au
- Over 20 gold prospects at varying stages of advancement
- Development optionality with scope and scale to increase significantly – RPM starter mine / Large scale full Estelle project

Figure 7. The Estelle Project contains the dual assets gold and antimony within the one U.S. project

Geological Setting

The Estelle Project is located in the Alaska Range in the southwestern extremity of the Tintina Gold Province, within the Dillinger sub-member of the Farewell Terrane, comprising Cambrian to Devonian deep-water basinal shales and sandstones. Both the terrane and the Tintina Gold Province terminate on the Broad Pass/ Mulchatna Fault Zone, near the Estelle Gold Project’s southern property boundary.

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

The high-grade RPM deposit within the Estelle Project lies within a plutonic complex intruding a Jurassic to early Cretaceous flysch sequence. The intrusive complex consists of ultramafic to felsic plutons of Late Cretaceous/Early Tertiary age (69.7 Ma) and are centrally located in a region of arc-magmatic related gold deposits. Though mineralization at Estelle is generally restricted to the intrusive rocks, mineralization at RPM occurs in both the intrusive and hornfels. At RPM, roof pendants of hornfels occur overlying multiple intrusive units. Fingers of fine-grained aplite, monzonite and biotite-rich diorite cut the hornfels. All of the lithologic units are in turn cut by stockwork and/or sheeted veins. Veins range in size and character from meter-wide quartz ± sulfide to millimeter-scale quartz-arsenopyrite veins and centimeter-scale quartz-tourmaline-sulfide veins. A granitic intrusive body, which underlies the hornfels and crops out in the southern part of the prospect area appears to be potentially related to mineralization.

Mineralization and Deposit Types

Gold

The gold deposits on the Estelle Project are all large near-surface Intrusion Related Gold Systems (IRGS). Further classification indicates that this is a reduced IRGS (RIRGS) which are distinct from gold-rich porphyry deposits (Sillitoe, 2000) and gold-rich skarn deposits. These deposits have their own distinct classification because they are associated with low oxygen fugacity granitoids (ilmenite-series plutons that lack magnetite) that also have low sulfur fugacity of the ore minerals that make up the deposit. These types of deposits can also contain Au-Bi-Te-As (±W, Mo, Sb) metal assemblages. Another characteristic feature of RIRGS is that they have sheeted quartz veins containing sulfides within the intrusive body.

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

In addition to the 4 defined gold mineral resource deposits, the project also contains numerous other identified prospects at various stages of exploration including, blocks C, D, Isabella, Sweet Jenny, You Beauty, Shoeshine, Shadow, Train, Muddy Creek, Discovery, Trumpet, Stoney, T5, Tomahawk, Trundle, Rainy Day, West Wing, Stibium, Styx, Portage Pass, NK, Revelation, and Wombat (See figure 4).

Antimony and Other Critical Minerals

Recent surface sampling results have also shown the presence of high grade stibnite, the primary ore source for the critical mineral antimony coincident with gold at six prospects across the property. At the Stibium prospect 12 rock samples with antimony grading greater than 30% Sb and a high of 60.5% Sb have defined a high priority target zone measuring 800m long by 400m wide hosted in quartz diorite intrusive rocks and hornfels sedimentary rock. Sampling at the Styx prospect also identified high-grade antimony in outcrop of quartz-stibnite veins hosted in the hornfelsed Kahiltna flysch sedimentary rocks, with grades up to 54.1% Sb.

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

Mineral Resource Estimates

Gold

Over 90,000m of diamond and RC drilling has been undertaken for all deposits, in support of a S-K 1300 compliant gold mineral resource estimate (MRE) of 5.17 Moz Au across the Estelle Project, of which 85% or 4.41 Moz Au is attributable to Nova Minerals. This gold MRE is based on the drilling information available on March 31, 2023, and contains measured, indicated and inferred categories. Gold resources were estimated for each deposit by Multiple Indicator Kriging (MIK) with block support adjustment reflecting large scale open pit mining. Approximately 7,400m of drilling undertaken after March 31, 2023, along with future targeted drilling programs, including the 15,000m program which commenced in June 2025, are planned to potentially upgrade both the size and confidence of the gold MRE.

The following table sets forth the gold MRE for Nova’s 85% attributable interest in the Estelle Project as detailed in the S-K 1300 Report with an effective date of January 31, 2024. We believe our mineral reserve and mineral resource estimates at January 31, 2024 remain reasonable and, therefore, we believe the estimates prepared by Roughstock Mining Services, Nova Minerals Limited, Matrix Resource Consultants, METS Engineering, Yukuskokon Professional Services, and Jade North LLC remain a reasonable estimate of our mineral resources and mineral reserves at June 30, 2025.

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

Mineral Processing, Metallurgical Testing and Recovery Methods

An extensive metallurgical test program was conducted to support the gold mineral resource estimate. Composite samples representing different gold grades from the Estelle Project deposits were formulated from ½ split core samples for the test programs. In addition, a master composite representing each deposit was also prepared for testing. The scope of the metallurgical study consisted of sample preparation, head sample characterization, gravity concentration, sulfide flotation, and regrinding of concentrates followed by cyanidation. Testing was conducted by Bureau Veritas Commodities Canada Ltd. in Richmond, BC, Canada.

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

We are also investigating the addition of heap leaching and a critical minerals extraction plant as part of the Feasibility Studies (FS) currently being conducted on our gold assets.

Figure 8. The Estelle Gold and Critical Minerals Project simplified flow sheet, with conceptual additions currently being tested as part of the FS level studies shown in blue

Mining Methods

The open pit optimization assumptions are based on a conventional truck and shovel mining method. The pit shells used for the gold resource estimation are based on a 50o overall slope angle.

Economic Analysis

No detailed economic analysis is provided in the S-K 1300 Report and the investor is cautioned that only mineral resources for gold are being presented.

Our Opportunity

Our Alaska based Estelle Project, which contains mineralization of both the precious metal gold and the strategic mineral antimony, both of which are currently near all-time high prices, is moving towards development. We believe that we are well positioned to potentially become a significant supplier of both minerals in the near to medium term. We are encouraged by President Trump’s recently signed executive orders which focus on maximizing U.S. domestic mineral production, with one in particular about expediating permitting of Alaskan natural resource projects located on Federal and State lands. Our application for U.S. Department of Defense grants to potentially fast track the establishment of a mineral resource estimate, processing, refining, and ultimately antimony production at Estelle with a goal of helping secure a domestic supply chain for the critical mineral antimony is additionally promising.

In our experience, very few mining companies own a district scale multi-commodity asset with a vast mineralized land position including an already defined large gold resource and high grade antimony surface samples in a stable mining jurisdiction with a long history of mining, on State lands, with the possibility for long term opportunity of potentially multiple mines across one single project site, like we have at Estelle. All gold deposits are open with thick ore zones from surface and a low strip ratio, amendable to large scale bulk mining using conventional truck and shovel methods, with further drill programs planned, which could potentially continue to increase both the size and confidence of the resource base over the coming years. A recent independent report by RFC Ambrian titled “Antimony – A Market under Severe Stress” dated February 2025, also identified Estelle as one of only nine projects globally with the potential for near term antimony production.

In 2023 and 2024 we drilled approximately 7,400m, the majority of which was focused on the RPM area with the aim to further prove up and expand the gold resource at RPM, including the North, South and Valley zones and test the potential of inter-connection between these zones. To date, this drilling has not been included in any mineral resource estimates and may provide potential future resource upside.

Approximately 600m of exploration drilling was also conducted in the Train prospect area in 2023, where RPM-style gold mineralization as well as multi-element silver, copper, antimony and other critical minerals have been identified in surface exploration work. The Train prospect is situated approximately 6km north of RPM covering an area 4.5km long and 2.5km wide representing another very large intrusive related mineralized system. The Train prospect area is considered a high priority target for potential discovery and definition of an additional resource deposit.

Extensive surface exploration mapping and sampling programs were also conducted as part of both the 2023 and 2024 field seasons, along with the re-examination of multi-element data from historical samples. These programs were primarily focused on the RPM, Train and Stibium and Styx areas, as well as at the highly prospective 3km long polymetallic Au-Ag-Cu system at the Stoney prospect.

In addition to the 4 already defined gold resource deposits, Estelle also has 20 other known prospects at various stages of advancement across the 35km long mineralised corridor, including the recent significant discoveries at the Train/Trumpet, Discovery/Muddy Creek, Wombat, Stibium, Styx, and Stoney prospects.

At Train, geological observations and high-grade rock chip samples, including 32 grading greater than 5 g/t Au with a high of 80.2 g/t Au, indicate another possibly large IRGS exposed at surface with a 1km strike length and 500m width. Structural controls and more high-grade rock chips, including 21 grading greater than 5 g/t Au with a high of 132.5 g/t Au, also show a possible genetic link to the nearby Trumpet prospect with a strike length of 1.5km between the two prospects.

At the Discovery and Muddy Creek prospects surface exploration sampling in 2023, and further follow up sampling at Muddy Creek in 2024, has identified one of the most continuous high-grade zones of mineralization on the property, with a 1.5km long surface gold anomaly with multiple high-grade rock and soil samples, including 24 rock samples grading greater than 10 g/t Au with a high of 128.5 g/t Au.

New gold-antimony targets were identified in the Stibium and Styx prospects in 2023 with the discovery of high grade stibnite, a primary ore source for the rare mineral antimony, associated with the gold systems,. Follow up sampling at the Stibium prospect in 2024 identified a high grade gold-antimony zone measuring 800m long by 400m wide with 12 antimony samples grading greater than 30% Sb with a high of 60.5% Sb, and seven gold samples grading greater than 20 g/t Au with a high of 141 g/t Au. Sampling at the Styx prospect identified high grade antimony and gold in outcrop, with grades up to 54.1% Sb and 9.8 g/t Au. These discoveries represent a significant development for us as antimony is listed as a critical and strategic mineral to U.S. economic and national security interests with no current U.S. domestic supply. The Company is currently advanced in its application for grants from the U.S. Department of Defense, which if received we would use to potentially fast-track the establishment of a mineral resource estimate, processing, refining, and ultimately antimony production at Estelle with a goal of helping to secure the U.S supply chain of this vital mineral.

At the Shoeshine prospect a property wide record 1,290 g/t Au rock sample was discovered in 2023 as well as significant concentrations of the critical mineral antimony and copper and silver.

In the Stoney area, surface sampling and mapping has identified a high-grade polymetallic gold, copper and silver stacked vein system along a 4km strike length, up to 10m wide and over 300m of vertical extent and the results of further surface exploration mapping and sampling programs conducted in the area in 2023 and 2024 have identified indications of gold, silver, copper and antimony as well.

At the Wombat prospect, 2023 soil and rock samples have identified the thickest gold-bearing veins to date on the property with over a 1km strike length in what appears to be a porphyry gold-copper area. Results from the 2024 follow up surface sampling program further identified high grade gold in quartz veins with 7 rock samples grading greater than 2 g/t Au and a high of 360 g/t Au. High grade Gallium up to 74.5 ppm Ga was also discovered at Wombat.

Surface sampling in the RPM regional area in 2024 identified further high-grade RPM style gold with 20 rock samples grading greater than 1 g/t Au and a high of 52.3 g/t Au. In addition, till samples from the RPM glacial debris lobe averaged 1.1 g/t Au over a 1.7km long strike length.

In June 2025, we commenced a 15,000m drill program which is targeting the RPM, Stibium and Korbel areas. Approximately 10,000m of drilling is planned at RPM to test strike extensions to the east below a heavily fractured zone, upgrade the measured and indicated resources at the main RPM deposit, test intrusive dikes to the south, and to continue to expand the resources in the valley to the west. Approximately 3,000m of drilling is planned at the Stibium prospect, targeting the establishment of a maiden mineral resource estimate for both gold and antimony. Approximately 2,000m of drilling is planned at Korbel, which will primarily focus on evaluating a potential higher-grade starter pit at Korbel Main, with the flexibility to extend the drilling to additional high-priority targets across the broader valley.

Running in parallel with the 2025 drill program, we will also conduct an extensive regional surface exploration program with field teams conducting geological mapping, geochemical sampling, and target delineation across the broader Estelle Project area. This work will specifically focus on identifying and advancing new high-priority prospects to support future resource growth. High-priority areas will include adding coverage north of Korbel, increasing sample density between Portage Pass and Tomahawk, and follow-up mapping and sampling at West Wing, Styx, and the greater Train area. Korbel, West Wing, and Styx all offer a good opportunity to discover increased mineralization near the intrusive/hornfels contacts. In addition, infill sampling will be conducted at RPM and Styx.

As systematic reconnaissance exploration programs continue, we expect further discoveries of surface outcropping deposits could potentially create a long term opportunity of future mine life through a pipeline of exploitable resources, assuming that we are able to prove additional reserves on our property and that we are also able to develop and market such reserves in a profitable manner.

As we now progress towards development of our gold assets, numerous studies required to commence and complete a formal Feasibility Study are currently underway to test potential improvements and optimization of the flowsheet including:

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

Our Competitive Strengths

We believe that we are an industry leader based on the speed and manner in which we have been growing our global resource inventory, working within relatively small budgets. In just over 6 years, our fundamental achievements include:

●	The discovery of a district scale gold and critical minerals project in a safe jurisdiction with a long history of mining on Alaska State lands (no native or federal land across the Estelle property), at a very low cost of discovery per ounce;

●	Drilled over 91,000m, (approximately 7,400m of which are not included in the current gold MRE) including very thick high-grade intercepts at RPM, to define a large gold resource from green fields, with deposits spread across 4 large near surface intrusion related gold systems (IRGS) which are continuing to grow with ongoing exploration and drilling programs to potentially improve both the size and confidence of the resource;

●	Established infrastructure for year-round operation;
●	Discovered high grades of the critical mineral antimony in surface samples at numerous prospects across the property for which we have applied for grants from the U.S. Department of Defense to potentially fast track the establishment of a mineral resource estimate, processing, refining, and ultimately antimony production at Estelle with a goal of helping to secure the U.S. domestic supply chain of this vital mineral;

●	Established a proven and robust flow sheet which liberates the gold using conventional technology with further improvements currently being investigated as part of the current FS level studies; and

●	Built strong relationships with the Alaskan community, suppliers and the State and Federal governments.

Coupled with a potentially lucrative asset, we have also established a leadership team of experienced mining executives and operators with a history of growing and de-risking projects, including a local well-connected CEO who has significant experience in bringing mines into production having worked on major projects including Sepon, Carosue Dam, Batu Hijau and the Carlin Trend. All with a united vision of getting Estelle into production as fast as possible to become a world-class global gold and antimony producer and who have personally collectively invested millions in us through options conversion, placements and multiple on-market purchases, with a current collective ownership of 5.59% of the Company’s shares.

We also pride ourselves on our innovation and efficiency, which we believe is evidenced by our extremely low discovery cost of below. We continue to develop our strategies and initiatives to improve our business plans and operations, in particular with respect to the Estelle Project. Some of the innovations we have undertaken to date include:

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

Our Growth Strategies

Our growth strategy is to get the Estelle Project into gold production as fast as possible to potentially become a tier one global gold producer, and concurrently subject to the receipt of applied for U.S. Department of Defense grants, fast track the establishment of a mineral resource estimate, processing, refining, and ultimately antimony production at Estelle to potentially help secure a U.S. domestic supply chain from mining to a refined product of the strategic mineral antimony (Figure 10), in order to maximize shareholder value.

The Feasibility Study for our gold assets currently underway is considering a strategy with a scalable operation (Figure 9), subject to market conditions and strategic partners, by developing:

1	A High-Grade RPM Starter Mine (Option 1)

Establishing an initial lower capex smaller scale operation at the high-grade RPM deposit for potential near term cashflow at high margins to self-fund expansion plans; and/or

2	The Expanded Project – Korbel + RPM + Regional (Option 2)

Scalability – Develop the large project for both gold and critical minerals with a pipeline spanning decades of potential production from over 20 known prospects. Higher capex larger mining operation with increased gold production, cash flow, and mine life, which is of interest to potential future large gold company strategic partners.

3	A Stand Alone Antimony-Gold Starter Mine (Option 3)

With China announcing export restrictions on antimony, we are also investigating the possibility, subject to the receipt of applied for U.S. Department of Defense (DoD) grants, to fast-track the Stibium gold-antimony prospect development option to firstly establish a maiden mineral resource estimate, and then to develop a low capex starter antimony-gold operation at Stibium which could provide for potential early cashflow and with a goal of helping to secure a U.S. domestic supply of antimony.

Estelle Staged Development Options

Deferred Capital/Funding Early Production (Pending completion of studies)

Whiskey Bravo
camp & airstrip
Potential Antimony-Gold
Processing Plant
Stibium
Potential Gold
Processing Plant
Korbel
Potential Gold
Processing Plant
RPM

3. Stand Alone Antimony-Gold Starter Mine

- Quick start up, subject to DoD grant
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential

1. RPM Starter Mine

- High-grade from surface (Potentially 5g/t+ Au)
- 6-7 year initial LOM from RPM North
- Potential for expansion ie: RPM, Train, Regional
- Smaller footprint, Lower CAPEX, Nova funded
- Fast track to production and cashflow
- Scalable

2. Expanded Project – Korbel + RPM + Regional

- Scalable
- Multi-decade mine life
- Multiple mining centers
- Multiple commodities (Au, Sb, Ag, Cu, CMs)
- Higher CAPEX, higher NPV & cashflow
- Significantly increased gold production
- Economies of scale – low AISC
- Nova growth and/or strategic partner funding

Figure 9. Estelle staged development options – Deferred capital/funding early production

Estelle Antimony Assets – From Mining to Refined Product

Proposed Fully Secured and Integrated U.S. Domestic Antimony Supply Chain Based in Alaska

NOVA MINERALS

Estelle Project
Estelle Project Mines
Concentrator for Refinery Feedstock
Feedstock from existing mines
Feedstock from historical reclamations
Out of state feedstock
West Susitna Access Road Commencing construction in 2025
Land freight
Rail freight
Central Refinery
Port Mackenzie
Sea freight
Anchorage
Air freight
Future export potential
Beaufort Sea
ALASKA
YUKON
Gulf of Alaska

Figure 10: Proposed fully secured and integrated US domestic antimony supply chain in Alaska, pending the establishment of a maiden mineral resource estimate for antimony at Estelle

Estelle’s Projected Timeline to Production

●	15,000m drill program targeting additional resource definition at RPM and Korbel for the FS and drilling at the Stibium prospect to define a resource for both antimony and gold (2025)

●	FS trade off study work and geotechnical drilling (2025)

●	Global MRE update for gold and a maiden MRE for antimony (2025)

●	FS for the both the RPM starer mine option, as well as the expanded option which includes Korbel, with updated MRE resources from the 2023, 2024 and 2025 drill programs (2025/2026)

●	BFS and commence permitting (2026)

●	Option 1, High-Grade RPM starter mine production, subject to permits and approval (2027)

●	Option 3, Stand-alone antimony-gold starter mine production, subject to U.S. Department of Defense funding (2026)

●	Option 2, The expanded project - Decision to mine and financing (2027)

●	Option 3, The expanded project - Commence mine construction (2027/2028)

●	Option 3, The expanded project – Production and 1st gold pour (Late 2028/2029)

●	Ongoing exploration to assess district wide opportunities to increase the resource pipeline

* All timelines are projected only and subject to assay lab turnarounds, market and operating conditions, all necessary approvals, regulatory requirements, weather events and no unforeseen delays.

Figure 11: Estelle’s projected timeline to production with development optionality (Antimony option 3 is subject to the establishment of a mineral resource estimate for antimony at Estelle as well as the receipt of applied for DoD grants)

Gold Uses and Macro-Economic Drivers

While gold is widely known to be used in jewelry, coins, and investments, it is also used extensively as an industrial metal in electronics manufacturing, as it has high electrical conductivity, is easy to work with, and is resistant to tarnishing.

Global Gold Consumption by Use (USGS)

Data From USGS Mineral Commodity Summaries, 2025

Electrical &
Electronics
6%
Coins
& Medals
7%
Other
2%
Physical Bars
19%
Jewellery
35%
Central Banks &
Institutions
21%

Figure 12. Uses of gold in the United States – Source USGS 2022

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

Figure 13: Gold computer connections: Gold in a computer memory chip

More recently gold is also a metal that is being used in the batteries for electric vehicles (EVs), as its conductivity helps to ensure that electricity can flow freely and efficiently throughout the battery and being non-reactive it won’t rust or degrade over time, making it a perfect material for long-term use in EVs.

Gold also plays an important role in the financial reserves of numerous nations and is seen as being both a safe haven and hedge against inflation. Significant buying from both central banks and others in recent times has driven the price of gold over US$3,000 per oz currently (Figure 14).

Figure 14. Gold historical price chart last 10 years - Source: Reuters

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

Figure 15. Timeline of central bank gold demand

Antimony Uses and Macro-Economic Drivers

Antimony has been described as the most important critical mineral you have never heard of. With its key properties of heat and flame resistance, anti-corrosion, and its ability to harden and strengthen certain materials and metals it is a strategic mineral that is used in all manner of civil and defense applications as noted in Figure 16 below. Future Market Insights forecasts that the global antimony market is likely to be worth $4.5 billion by 2032, growing at a 4% CAGR from 2022 to 2032.

Antimony Uses (USGS)

(Smart phone screens, camera lenses, binoculars, energy efficient windows)
(Munitions, night vision goggles, explosives, communication equipment)
Ceramics & Glass 12%
Defense 8%
Chemicals 16%
(Paints, plastics, adhesives, mixed with alloys)
(Clothing, furniture, electronics)
Flame Retardant 35%
(Clean energy battery storage – Ambri liquid metal batteries, vehicles, wind turbines, solar panels)
Energy & Transportation 29%

Figure 16. Antimony uses - Source USGS 2025

The U.S. does not currently have a domestic source or supply chain for antimony which is listed as a critical and strategic mineral to U.S. economic and national security interests. The European Union also has antimony on their critical materials list. Currently 99% of the worlds antimony supply comes from 7 countries (See Figure 27 below) with China, who produces approximately 54% of the worlds antimony, recently banning all exports of the critical mineral to the U.S.

Antimony Macros – Antimony Production 2025 (USGS)

NOVA MINERALS

99% of the World's Antimony Supply Comes from 7 Countries & China has Banned All Exports

Russia 13%
Tajikistan 16%
China 60%
Turkey 1%
Myanmar 4%
Bolivia 3%
Australia 2%

The U.S. currently does not have any domestic supply. U.S. critical minerals supply chain risk

Figure 17. World antimony production – Source USGS 2025

As a result strategic stockpiles both in the U.S. and around the world are rapidly being depleted pushing the price of antimony up over 250% in the past 12 months with price volatility expected to continue due to the global supply shortage (Figure 18),

Figure 18. Antimony historical price chart last 10 years - Source: Reuters

While we have not yet completed the drilling required to define a mineral resource estimate for antimony at Estelle, high-grade stibnite—the only commercially mined source of antimony—has been identified in surface sampling across multiple prospects within the Estelle Project, often in association with gold. Drilling at the highly prospective antimony target, Stibium, commenced in June 2025. In addition, the Company has been invited and attended numerous meetings in both the Alaska State capital Juneau and Washington DC, along with U.S. Department of Defense conferences, to present how Estelle, if an antimony resource is established, could potentially secure a U.S. domestic supply chain for antimony, and as a result of the strong relationships established is currently in advanced discussions for potential U.S. Department of Defense funding for the antimony project.

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

While we are currently in the exploration and development phase of our Estelle Project, as the project moves into the construction and operation phases there will be an exponential increase in the number of local jobs and services required.

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

Employees and Human Capital Resources

As of June 30, 2025, we employ 1 employee in Australia in a corporate head office capacity, None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employee.

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

Our fiscal year ends on June 30. Accordingly, references herein to “fiscal year 2025,” “fiscal year 2024” and “fiscal year 2023” relate to the years ended June 30, 2025, June 30, 2024 and June 30, 2023, respectively.

A. Operating Results

Overview

We are a dual ASX and Nasdaq listed mining exploration stage company with a gold, antimony, and critical minerals project in Alaska. Our flagship project is the 85% owned Estelle Project, which comprises of 803 State of Alaska mining claims covering in aggregate of 127,102 acres (514km2) and is subject to a 2% net smelter royalty payable to AK Minerals.

The project is situated approximately 150km northwest of Anchorage, Alaska’s largest city, on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant antimony deposits and was a historical North American antimony producer.

The Estelle Project contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified advanced gold prospects, including two already defined multi-million ounce gold resources across four deposits containing a combined S-K 1300 compliant 5.17 Moz Au (0.18 Moz Au Measured, 2.54 Moz Au Indicated, and 2.45 Moz Inferred) of which Nova’s 85% attributable interest is 4.41 Moz Au (0.16 Moz Au Measured, 2.22 Moz Au Indicated, and. 2.03 Moz Inferred).

The Company has also discovered antimony and other critical minerals coincident with the gold in surface sampling on numerous prospects across the project, and a drill program is currently underway at one of these prospects, Stibium, to potentially establish a maiden mineral resource estimate for antimony as well this year.

Business Outlook and Strategy

Following the discovery of the rare critical mineral antimony — of which the U.S. currently has no domestic supply and China recently imposed a complete export ban — across multiple prospects within the Estelle claim blocks last year, and further high-grade findings from this year’s surface sampling program, Nova is now focused on a dual commodity strategy with a vision to:

Develop Estelle to become a world-class, tier-one, global gold producer, and to help secure a U.S domestic supply chain for the strategic mineral antimony, from mining to a refined product.

To realize this vision, the Company is progressing both the gold Pre-Feasibility Study (PFS) for a starter mine at RPM and an updated scoping study for the broader Estelle project, which includes Korbel. In parallel, the Company is advancing U.S. government grant initiatives that could potentially accelerate the development of its antimony assets into near-term production. Independent resources expert RFC Ambrian has recognized the project as one of only nine potentially viable near-term antimony projects worldwide, and one of only 2 in the U.S. We recognized the potential of our antimony assets early on and developed strong relationships with both state and federal government departments. As a result we are now well advanced in the U.S. government grants process, although there is no guarantee we will be successful in receiving such grants.

We are also exploring opportunities to capitalize on the recent U.S. government initiatives to boost domestic mineral production, with a particular focus on the presidential action aimed at unlocking Alaska’s vast resource potential, to potentially accelerate the timeline for getting Estelle into production.

Operational Highlights from Fiscal Year 2025 include:

●

Highly targeted 2024 resource and extensional drill program completed at RPM with more world class, thick, high-grade intercepts reported expanding the high-grade core zone at RPM North to surface, with over 20 significant broad intercepts grading >5 g/t Au, and a high of 52.7 g/t Au. All holes ended in mineralization.

●

15,000m drill program commenced for 2025 which is concentrating on advancing the RPM and Korbel gold deposits toward feasibility and permitting, while also initiating a maiden resource at the Stibium prospect for both gold and antimony.

●

2024 surface exploration program focusing on gold and antimony completed with numerous high-grade results including antimony up to 56.7% Sb and gold up to 360 g/t Au. The RPM Regional program also identified further high-grade RPM style gold with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km. 2025 program now commenced.

●

Stibium identified as a gold and antimony rich prospect, with an 800m long by 400m wide antimony-gold rich zone with antimony results of up to 56.7% Sb and 11 samples > 30% Sb, and gold results up to 141 g/t Au and 7 samples > 20 g/t Au. Drilling has now commenced at Stibium to follow up on these results.

●	U.S. grants for antimony applied for and advancing
●	Estelle independently identified as 1 of 9 projects globally, and 1 of 2 in the U.S. with the potential for near term antimony production
●	Successfully listed ADSs and Warrants on the Nasdaq Capital Market with ticker symbols “NVA” and “NVAWW,” respectively
●

On December 31, 2024, we sold 6,600,000 common shares (the “Snow Lake Shares”) of Snow Lake Resources Ltd. (“Snow Lake”) (Nasdaq: LITM) held by us resulting in gross proceeds of approximately US$6.73 million (A$10.85 million) and net proceeds after deducting sales costs of US$6.53 million (A$10.5 million).

●	Extinguished Nebari Convertible Loan. On January 13, 2025 Nebari Gold Fund I, LP (“Nebari”) converted the full outstanding balance of the Nebari convertible loan (“Nebari Convertible Loan”) of US$5.42 million into 35,007,644 of our ordinary shares, and as a result we have no outstanding indebtedness and no required compliance with related financial covenants.

Our 2026 Financial Year Next Steps include:

●	Potential U.S. grants for antimony

●	Assay results from the current drill program

●	Assay results from the surface exploration programs currently underway

●	Mine and infrastructure permitting

●	Technical project studies
●	Resource update, gold and antimony
●	Feasibility Study

●	Metallurgical test work ongoing

●	Environmental test work ongoing

●	West Susitna access road updates

Recent Developments

July 2025 Public Offering

On July 16, 2025, we consummated an underwritten public offering of 1,200,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60 representing 72,000,000 ordinary shares, at a price to the public of US$9.25 per ADS resulting in gross proceeds of $11,100,000 before deducting underwriting discounts and offering expenses. On July 17, 2025, the Representative partially exercised its over-allotment option to purchase an additional 108,400 ADSs representing 6,504,000 ordinary shares, at the public offering price of $9.25 per ADS for gross proceeds of $1,002,700 before deducting underwriting discounts and offering expenses and the closing for the sale of the partial exercise of the over-allotment option took place on July 18, 2025. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the partial exercise of the over-allotment option, totaled $12,102,700 before deducting underwriting discounts and offering expenses.

Results of Operations

The following tables sets forth a summary of our audited consolidated results of operations for the years ended June 30, 2025, 2024, and 2023. The information should be read together with the audited consolidated financial statements and related notes contained elsewhere in this annual report. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Statement of Financial Position

	Consolidated as at June 30,
	2025	2024	Change
	A$	A$	A$	%
Assets
Current assets - cash + receivables	9,374,817	3,478,703	5,896,114	169%
Investment in associate	-	7,104,167	(7,104,167)	-100%
Property, plant and equipment	2,244,700	2,616,080	(371,380)	-14%
Exploration and evaluation	100,135,725	92,117,750	8,017,975	9%
Other non-current assets	786,890	1,929,321	(1,142,431)	-59%
Total Assets	112,542,132	107,246,021	5,296,111	5%
Liabilities
Current liabilities	2,686,276	3,210,032	(523,756)	-16%
Non-current liabilities	-	5,652,257	(5,652,257)	-100%
Net Assets	109,855,856	98,383,732	11,472,124	12%
Equity	109,855,856	98,383,732	11,472,124	12%

Current assets – cash + receivables

Current assets increased to A$9,374,817 at June 30, 2025, compared to A$3,478,703 at June 30, 2024, an increase of A$5,896,114 or 169%, due to the proceeds received from the public offerings undertaken during the year, and a much smaller exploration program this year.

Investment in associate

Investment in associate related to the investment in Snow Lake Resources (“Snow Lake”). The balance decreased to A$0 at June 30, 2025, compared to A$7,104,167 at June 30, 2024, as we sold our Snow Lake Shares during the year.

Property, plant and equipment

Property, plant and equipment decreased to A$2,244,700 at June 30, 2025, compared to A$2,616,080 at June 30, 2024, a decrease of A$371,380 or 14%, due to the depreciation expense charged against the assets for the year.

Exploration and evaluation

In accordance with IFRS accounting standards, we capitalize our exploration and evaluation expenditure which comprises of all costs associated with our exploration programs including, but not limited to drilling, metallurgical work, project consulting, camp costs, sample analysis, and mine studies, in the statement of financial position. During the year ended June 30, 2025, we conducted a small drill program using our own reverse circulation (RC) drill rig, as well as commenced a much larger drill program near the end of the financial year, along with conducting another extensive surface sampling program across the Estelle Project. In the year ended June 30, 2025, capitalized exploration and evaluation increased by A$8,017,975 or 9%. A$6,978,760 of this increase was directly related to the capitalized costs of the 2024/25 drilling and surface exploration program. The remaining A$1,039,215 of the increase was due to the foreign exchange revaluation of the balance, as the balance is recorded in USD in one of our wholly-owned U.S. subsidiaries, and the AUD:USD exchange rate dropped by around 1% over the year since June 30, 2024.

Other non-current assets

Other non-current assets decreased to A$786,890 at June 30, 2025, compared to A$1,929,321 at June 30, 2024, a decrease of A$1,142,431 or 59%, principally due to the impairment provision required under IFRS 9 in relation to the Alaska Asia Clean Energy Corp investment and associated loan. Despite the provision, management has assessed that the consolidated entity retains legally enforceable rights to the outstanding amount and considers the amount to be recoverable.

Current liabilities

Current liabilities decreased to A$2,686,276 at June 30, 2025, compared to A$3,210,032 at June 30, 2024, a decrease of A$523,756 or 16%, due to the conversion of the current recorded portion of the Nebari Convertible Loan during the year.

Non-current liabilities

Non-current liabilities relate to the long term portion of the Nebari Convertible Loan. The balance decreased to A$0 at June 30, 2025, compared to A$5,652,257 at June 30, 2024, as Nebari converted the full outstanding balance of the note into our ordinary shares during the year.

Statement of Profit or Loss and Other Comprehensive Income

As we are currently an exploration stage mining company, our planned commercial operations have not yet commenced and we do not have a constant revenue stream. Our operations are currently funded through a combination of the proceeds received from our public offerings, interest earnt on cash at bank, and the sale of non-core investments. Expenses relate to the corporate costs of running the company, as all exploration costs are capitalized as discussed in the Statement of Financial Position section above.

Comparison of the fiscal years ended June 30, 2025 and 2024

	For the year ended June 30,
	2025	2024	Change
	A$	A$	A$	%
Revenue
Other income, gains and losses	(3,600,497)	(9,979,000)	6,378,503	(64)%
Expenses
Administration expenses	5,071,530	3,536,622	1,534,908	43%
Contractors & consultants	2,680,374	1,264,728	1,415,646	112%
Share based payments	(1,261,489)	335,669	(1,597,158)	(476)%
Investment costs	325,339	-	325,339	100%
Amortization of financial liability	324,962	577,961	(252,999)	(44)%
Finance costs	357,958	695,312	(337,354)	(49)%
Total Expenses	7,498,674	6,410,292	1,088,382	17%
Loss after income tax	(11,099,171)	(16,389,292)	5,290,121	(32)%
Total comprehensive loss	(10,510,986)	(16,327,801)	5,816,815	(36)%

During the year ended June 30, 2025, we incurred total operating expenses of A$7,498,674, as compared to total operating expenses of A$6,410,292 for the year ended June 30, 2024, for an increase of A$1,088,382 or 17%. The increase in total operating expenses in the current period is principally a result of increased listing and related consulting and legal fees from being dual listed on both the ASX and Nasdaq exchanges in Australia and the U.S., respectively, as well as increased marketing in both Australia and the U.S., and higher professional fees relating to the U.S. government antimony grant process, and mine and engineering consulting on the Estelle Project. The size of this increase has also been partially offset by the gain on share based payments as discussed below.

Key components of our results of operations during the years ended June 30, 2025, and 2024 are discussed as follows:

●	Other income, gains and losses were a loss of A$3,600,497 for the year ended June 30, 2025, compared to a loss of A$9,979,000 for the year ended June 30, 2024. The change of A$6,378,503 or 64%, is principally due to the A$6,934,776 gain on sale from our sale of the Snow Lake Shares.

●	Administration expense totaled A$5,071,530 for the year ended June 30, 2025, compared to A$3,536,622 for the year ended June 30, 2024. The increase of A$1,534,908 or 43% is principally due to higher listing, legal, and consulting costs associated with our now being dual listed in Australia and the United States on the ASX and Nasdaq Capital Market, respectively. In addition, in conjunction of the U.S. listing and the discovery of the critical mineral antimony onsite we also dramatically increased our marketing in both Australia and the U.S. during 2025.

●	Contractors and consultants totaled A$2,680,374 for the year ended June 30, 2025, compared to A$1,264,728 for the year ended June 30, 2024. The increase of A$1,415,646 or 112% is principally due to higher consultant costs in relation the U.S. government antimony grant process, and increased metallurgical assessment and mining engineering consulting during the period.

●	Share based payments was a gain of A$1,261,489 for the year ended June 30, 2025, compared to a loss of A$335,669 for the year ended June 30, 2024. The gain of A$1,597,158 or 476% is due to the revaluation of the outstanding director options as the directors reassessed the options in light of the vesting conditions and determined that a revaluation was necessary.

●	Sale of investment costs of A$325,339 for the year ended June 30, 2025, relates to the sale of the Snow Lake shares on December 31, 2024.

●	Amortization of financial liability was a loss A$324,962 for the year ended June 30, 2025, compared to a loss of A$577,961 for the year ended June 30, 2024. The decrease in amortization of A$252,999 or 44% is due to lower amortization costs relating to the Nebari Convertible Loan as Nebari converted the full outstanding balance of this loan into our ordinary shares in January 2025.

●	Finance costs totaled A$357,958 for the year ended June 30, 2025, compared to A$695,312 for the year ended June 30, 2024. The decrease of A$337,354 or 49% is due to lower interest on the Nebari loan as Nebari converted the full outstanding balance of the loan to shares in January 2025.

Overall, we recorded a net loss of A$11,099,171 for the year ended June 30, 2025, compared to a net loss of A$16,389,292 for the year ended June 30, 2024. The reduction in the loss of A$5,290,121 or 32% was principally due to the gain on sale of the Snow Lake shares of A$6,934,776, and a reversal of share based payments of A$1,261,489 as the directors reassessed the value of the options in light of the vesting conditions and determined a revaluation was necessary.

We also recorded a comprehensive loss of A$10,510,986 for the year ended June 30, 2025, compared to a comprehensive loss of A$16,327,801 for the year ended June 30, 2024. The change of A$5,816,815 or 36% was principally due to the gain on sale of the Snow Lake shares of A$6,934,776, and a reversal of share based payments of A$1,261,489 as the directors reassessed the value of the options in light of the vesting conditions and determined a revaluation was necessary.

Net loss per share for the year ended June 30, 2025, on both a basic and diluted basis was A$0.03 per share compared to A$0.08 per share for the year ended June 30, 2024.

Comparison of the fiscal years ended June 30, 2024 and 2023

	For the year ended June 30,
	2024	2023	Change
	A$	A$	A$	%
Revenue
Other income, gains and losses	(9,979,000)	(6,043,040)	(3,935,960)	65%
Expenses
Administration expenses	3,536,622	2,721,273	815,349	30%
Contractors & consultants	1,264,728	739,380	525,348	71%
Share based payments	335,669	780,235	(444,566)	(57)%
Finance costs	695,312	359,031	336,281	94%
Amortization of financial liability	577,961	928,281	(350,320)	(38)%
Total Expenses	6,410,292	5,528,200	882,092	16%
Loss after income tax	(16,389,292)	(11,571,240)	(4,818,052)	42%
Total comprehensive loss	(16,327,801)	(9,629,678)	(6,698,123)	70%

During the year ended June 30, 2024, we incurred total operating expenses of A$6,410,292, as compared to total operating expenses of A$5,528,200 for the year ended June 30, 2024, for an increase of A$882,092 or 16%. The increase in total operating expenses was principally a result of increased legal, accounting, and other expenses related to the initial US Nasdaq listing and higher professional fees relating to the U.S. government antimony grant process, and mine and engineering consulting on the Estelle Project.

Key components of our results of operations during the years ended June 30, 2024, and 2023 are discussed as follows:

●	Other income, gains and losses were a loss of A$9,979,000 for the year ended June 30, 2024, compared to a loss of A$6,043,040 for the year ended June 30, 2023, an increase of A$3,935,960 or 65%, because there was a larger impairment of the investment in Snow Lake in 2024, as it was written down to fair market value.

●	Administration expense increased to A$3,536,622 for the year ended June 30, 2024 from A$2,721,273 for the year ended June 30, 2023, an increase of A$815,349 or 30%, as a result of increased legal, accounting, and other expenses related to the initial US NASDAQ listing.

●	Contractors and consultants increased to A$1,264,728 for the year ended June 30, 2024, from A$739,380 in for the year ended June 30, 2023, an increase of A$525,348 or 71%, as a result of an increase in contractor expenses relating to mine and engineering consulting on the Estelle Project and capital raising.

●	Share based payments decreased to A$335,669 for the year ended June 30, 2024, from A$780,235 for the year ended June 30, 2023, a decrease of A$444,566 or 57%, as a result of a decrease and impairment in the amount of options and performance rights issued to directors and consultants.

●	Finance costs increased to A$695,312 for the year ended June 30, 2024, from A$359,031 for the year ended June 30, 2023, an increase of A$336,281 or 94%, as a result of an increase in costs relating to the Nebari Convertible Loan.

●	Amortization of financial liability decreased to A$577,961 for the year ended June 30, 2024, from A$928,281 in for the year ended June 30, 2023, a decrease of A$350,320 or 38%, as a result of the amortization costs relating to the Nebari Convertible Loan.

Overall, we recorded a net loss of A$16,389,292 for the year ended June 30, 2024, compared to a net loss of A$11,571,240 for the year ended June 30, 2023. The increase in the loss of A$4,818,025 or 42% was principally due to the impairment of the remaining investment in Snow Lake, and an increase in administration expenses in 2024.

We also recorded a comprehensive loss of A$16,237,801 for the year ended June 30, 2024, compared to a comprehensive loss of A$9,629,678 for the year ended June 30, 2023. The change of A$6,698,123 or 70% was principally due to the impairment of the Snow Lake Shares, and an increase in administration expenses in 2024.

Net loss per share for the year ended June 30, 2024, on both a basic and diluted basis was A$0.08 per share compared to A$0.06 per share for the year ended June 30, 2023.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through interest earned from cash on term deposit, monetization of assets including the sale of the Snow Lake Shares and a US$5 million draw down on the convertible loan facility with Nebari in November 2022, which Nebari converted in full into our ordinary shares in January 2025.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, in the last three fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(A$)
Ordinary Shares (net of costs)	2023	30,687,676	17,273,412
Ordinary Shares (net of costs)	2024	4,166,920	985,899
Ordinary Shares (net of costs)	2025	107,940,536	23,063,709

Capital Requirements

At June 30, 2025, we had cash and cash equivalents of A$9,083,315, working capital of A$6,688,541, and net assets of A$109,855,856, as compared to cash and cash equivalents of A$3,149,909, working capital of A$268,671, and net assets of A$98,383,732 at June 30, 2024. With Nebari having converted the full outstanding balance of the Nebari Convertible Loan into our ordinary shares in January 2025, we are now debt free and have no capital commitments in the next 12 months.

On July 16, 2025, we consummated an underwritten public offering of 1,200,000 ADSs, with an ADS to-ordinary-share ratio of 1 to 60 (Comprising of 72,000,000 ordinary shares), at a price to the public of US$9.25 per ADS, for gross proceeds of US$11,100,000, before deducting underwriting discounts and offering expenses. On 17 July 2025 the Company’s underwriters also partially exercised their over-allotment option to purchase an additional 108,400 ADSs (Comprising of 6,504,000 ordinary shares) at the public offering price of US$9.25 per ADS for additional gross proceeds of US$1,002,700. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the partial exercise of the over-allotment option, totaled US$12,102,700, before deducting underwriting discounts and offering expenses.

We are also pursuing a grant from the U.S. Department of Defense for our antimony projects, although there is no guarantee of when such grant will be received, if at all.

Management is also very actively monitoring and managing cash forecasts, and has the ability to scale back its exploration activities to match its funds available.

We anticipate that our current cash, along with funds raised from our recent July 2025 public offering will be sufficient to fund our operations for more than 12 months from the date of this report. However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the development of our projects. We do not expect to generate significant revenue until at least 2026, subject to permit and approvals necessary to develop a mine amongst other unforeseen delays.

We therefore expect to continue to incur substantial losses in the near future.

Cash Flows

Comparison of cash flows for the fiscal year ended June 30, 2025 with fiscal year ended  June 30, 2024

The following table summarizes our cash flows for the periods presented:

	For the year ended June 30,
	2025	2024
	A$	A$
Net cash used in operating activities	(7,640,379)	(3,666,768)
Net cash from/(used in) investing activities	4,121,973	(13,321,921)
Net cash from financing activities	9,793,856	986,892

Operating Activities

Cash flows used in operating activities relate to payments to suppliers for services which are essential to our operations, including but not limited to, listing expenses, external consultants for, legal, audit, tax, mine engineering studies and antimony grants assistance and advice, directors’ fees, marketing, and interest costs on the Nebari Convertible Loan. The increase in net cash used in operating activities during the year ended June 30, 2025, to A$7,640,379 compared with A$3,666,768 for the year ended June 30, 2024 is principally due to the additional payments required during the period for the costs associated with the U.S. Nasdaq listing, including listing fees, legal and audit and other consultant costs, additional consulting costs for mine engineering studies and antimony grant work and advice, and additional marketing undertaken in both Australia and the U.S. for the listing and the antimony discoveries.

Investing Activities

Cash flows from investing activities represent the proceeds received from the sale of Snow Lake Shares during the year. Cash flows used in investing activities relate to payments to suppliers which are essential to the advancement of work on the Estelle Project including payments for the purchase of property, plant and equipment, and exploration an evaluation expenses related to the exploration programs undertaken during the period which are capitalized in the statement of financial position. The chnage in net cash from investing activities during the year ended June 30, 2025 to A$4,121,973 compared with net cash used in investing activities of A$13,321,921 for the year ended June 30, 2024 is principally due to a combination of a much smaller drill program being undertaken during the 2025 year using our own RC drill rig to keep costs lower, and the proceeds received from the sale of our holding in Snow Lake Resources.

Financing Activities

Cash flows from financing activities relate to receipts received from the proceeds of capital raisings and the exercise of options and warrants. The increase in net cash received from financing activities during the year ended June 30, 2025, to A$9,793,856 compared with A$986,892 for the year ended June 30, 2024, is due to the net proceeds received from our July and September 2024 underwritten public offerings as well proceeds received from the exercise of warrants during the period.

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

Investing Activities

Net cash used in investing activities decreased to A$13,321,921 in fiscal year 2024 from A$24,139,677 in fiscal year 2023, as exploration expenditure decreased significantly in 2024 mainly due to a much smaller drill program on the Estelle Project.

Financing Activities

Net cash provided from financing activities decreased to A$986,892 in fiscal year 2024 from A$25,158,615 in fiscal year 2023, as only minimal funds were raised from the proceeds of share issuances this year.

Contractual Obligations

None

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Christopher Gerteisen	51	Chief Executive Officer and Executive Director
Michael Melamed	48	Chief Financial Officer
Richard Beazley	60	Non-Executive Chairman and Non -Executive Director
Craig Bentley	55	Director of Finance & Compliance and Executive Director
Avi Geller	36	Non-Executive Director
Louie Simens	43	Executive Director
Chaim D. Berger	44	Non-Executive Director
Ian Pamensky	56	Company Secretary

Christopher Gerteisen. Mr. Gerteisen became our Chief Executive Office and a Director in September 2019. Mr. Gerteisen has served as manager of our AK Custom Mining LLC subsidiary since 2017, our Alaska Range Resources LLC subsidiary since 2022, and our AK Operations LLC subsidiary since 2018. Mr. Gerteisen has served as director of Viridis Mining and Minerals from 2022 to 2023. He has also served as an advisor to Snow Lake Resources since 2022 and as a director of Rotor X Aircraft Manufacturing from 2020 to 2023. As CEO, he is responsible for all aspects of the Estelle Project. Mr. Gerteisen has over 30 years of experience as a professional geologist with an extensive record of managing and advancing complex and challenging resource projects across North America, Australia, and Asia. His work experience spans greenfields from discovery through to production stage and other projects with a focus on commodities including gold and copper. From May 1994 to August 1998, he worked as a geologist on the Carlin Trend in Nevada and on exploration in Alaska with Newmont. He has also held senior positions within several projects throughout the goldfields of Western Australia.

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

Mr. Simens has been a director of Benison Contractors Pty Ltd, his family construction group since inception on 5 July 2007. Mr. Simens was a Director of Snow Lake Resources Ltd (Nasdaq: LITM), an entity in which we previously held a significant interest, since November 2018 to May 2022 and was appointed Snow Lake’s Non-Executive Chairman in December 2020 after the company’s Nasdaq listing. He has also served as Non-Executive Chairman of Torian Resources Ltd. (now Asra Minerals (ASX: ASR)). Since February 2024, Mr. Simens has served as a Director of CryptAi Pty Ltd, an artificial intelligence company.

Chaim (Dovi) Berger. Mr. Dovi Berger has served as our Non-Executive Director and as a member of each of our Audit and Risk Committee and Remuneration and Nomination Committee, since July 1, 2025. During the past five years, Mr. Berger has served as Managing Attorney at Berger Law Firm LLC (July 2019 – Present), a New York-based law firm where he has been lead transactional counsel to a multi-strategy family office, overseeing deal structuring, negotiation, and execution across private equity, real estate, and specialty finance transactions. In addition, Mr. Berger has served as an Assistant Professor at Touro College (September 2007 – Present), teaching courses in accounting, finance, and law. Touro College is not a parent, subsidiary, or affiliate of the Company. Mr Berger received his Bachelor of Science in Accounting from Touro College in 2003, his Master of Science in Accounting from CUNY Queens College in 2010 and his Juris Doctor from Benjamin N. Cardozo School of Law in 2013.

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

Director Share Plan

A summary of the Director Share Plan is set forth below:

On November 14, 2024, we adopted the Director Share Plan (the “Plan”) pursuant to shareholder approval at the Annual General Meeting on November 14, 2024 (the “2024 AGM”).

The maximum number of securities which may be issued under the Plan is 13,600,000, which represents approximately 5% of the issued share capital of the Company at the date of the Notice of Annual General Meeting on October 15, 2024. Any issues of securities or agreements to issue securities under the Plan will be announced to ASX. The Plan provides for the issue of fully paid ordinary shares to Directors (and/or their respective nominee(s)). The purpose of the Plan is to give effect to the shareholder approval which is sought under Resolutions 5A to 5F to allow the Directors (and/or their respective nominee(s)) to receive fully paid ordinary shares in lieu of cash for Director services provided to the Company. Fully paid ordinary shares under the Plan will have an issue price equal to the volume weighted average price of the shares of the Company on the five trading days on which trades in the shares of the Company were made on ASX prior to the month on which the relevant Director fees for which the shares to be issued under an invitation to be made under the Plan are payable. Only Directors (and/or their respective nominee(s)) are eligible to participate in the Plan. The participation in the Plan is subject to and conditional upon compliance with applicable law, including that Directors (and/or their respective nominee(s)) are only able to participate in the Plan if prior shareholder approval is obtained in accordance with the ASX Listing Rules. It is not anticipated any other entity will be able to participate in the Plan. The Company’s board of directors is to administer the Plan, including but not limited to determining the terms of securities to be issued and the suspension or termination of the Plan. The Plan is to be interpreted and applied in accordance with and subject to the ASX Listing Rules. At the 2024 AGM, our shareholders approved the issuance of fully paid ordinary shares under the Plan in lieu of cash fees for Director services rendered to each of the following Company directors: Richard Beazley, Christopher Gerteisen, Craig Bentley, Louie Simens and Avi Geller.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in year ended June 30, 2025.

	Short-term Benefits				Post Employment Benefits	Equity compensation	Total
June 30, 2025	Cash salary and fees A$		Cash bonus A$	Non Monetary A$	Super- annuation A$	Options A$ (4)	A$
Executive Directors and Officers
Christopher Gerteisen	388,749	(1)	-	-	-	(211,771)	176,978
Michael Melamed	78,000		-	-	-	-	78,000
Ian Pamensky	91,455		-	-	-	-	91,455
Craig Bentley	180,000		-	-	-	(39,001)	140,999
Louie Simens	276,000		-	-	-	(236,108)	39,892
Non-Executive Directors
Avi Geller	60,000		-	-	-	(44,689)	15,311
Richard Beazley(2)	110,000		-	-	-	27,901	137,901
Rodrigo Pasqua(3)	46,500		-	-	-	(39,422)	7,078
	1,230,704		-	-	-	(543,090)	687,614

(1) Mr. Gerteisen base salary is US$252,000 per annum. The presentation in A$ in the table above is based on the Australian dollar/U.S. dollar exchange rate of A$1.00 to US$0.64823 during the year ended June 30, 2025.

(2) Commenced on July 23, 2024.

(3) Resigned on November 14, 2024.

(4) During the period, the directors reassessed the valuation of the options in light of the vesting conditions and determined that a revaluation was necessary. A further adjustment has been made for a proposed issue of options. On March 2025 it was announced that Nova is proposing to issue options to directors and other key management personnel. A total number of 13,000,000 options have been proposed for directors. The options will have an exercise price of $0.45 per option, and will be subject to vesting conditions outlined below. These options are unissued at year-end and subject to shareholder approval, however have been valued and included in the remuneration table of directors above to align with IFRS 2 treatment.

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

Base salary including superannuation	A$276,000 per year, inclusive of directors’ fees and superannuation (if applicable).

Avi Geller	Non-Executive Director

Agreement commenced:	July 23, 2020

Details	This service agreement has no fixed term. Mr. Geller can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	A$60,000 per year for services as non-executive director, (inclusive of superannuation contributions, if applicable).

Craig Bentley	Director of Finance and Compliance and Director

Agreement commenced:	October 1, 2024

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

Base salary including superannuation	A$200,000 per year, inclusive of directors’ fees and superannuation (if applicable).

Chaim (Dovi) Berger	Non-Executive Director

Agreement commenced:	July 1, 2025

Details	This service agreement has no fixed term. Mr. Geller can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	US$60,000 per year for services as non-executive director, (inclusive of superannuation contributions, if applicable).

Rodrigo Pasqua	Non-Executive Director

Agreement commenced:	May 1, 2022 (Resigned November 14, 2024)

Details	This service agreement has no fixed term. Mr. Pasqua can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	A$60,000 per year for services as non-executive director, (inclusive of superannuation contributions, if applicable) for up to 20 hours per month with any excess hours to be charged at A$300 per hour. Additional benefits comprising of 250,000 Unquoted Options each with an exercise price of $1.35 expiring May 20, 2023 (NVAUOP10)

Richard Beazley	Non-Executive Chairman and Non-Executive Director

Agreement commenced:	July 24, 2024

Details	This service agreement has no fixed term. Mr. Beazley can terminate the agreement at will. The Company can terminate it according with the terms of its Constitution.

Base salary including superannuation	A$120,000 per year for services as non-executive chairman and non-executive director, (inclusive of superannuation contributions, if applicable) for up to 20 hours per month with any excess hours to be charged at A$300 per hour.

Michael Melamed	Chief Financial Officer

Agreement commenced:	August 1, 2023

Details	Either party may terminate this Agreement at any time by giving to the other notice in writing for a period of not less than three (3) months or in the case of the Company by providing an equivalent payment in lieu of such notice.

Base salary including superannuation	A$78,000 per year for services as chief financial officer, (inclusive of superannuation contributions, if applicable)

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

Name	Potential Payment Upon Termination
Christopher Gerteisen	US$252,000
Louie Simens	A$276,000
Craig Bentley	A$200,000

Ordinary Share holdings

As at June 30, 2025, the numbers of shares held by our directors and officers were as follows.

	Balance at start of the year (July 1, 2024)		Received on conversion of performance rights	Received during the year on the exercise of options	Other changes during the year (1)	Balance at end of the year (June 30, 2025)
Ordinary shares
Christopher Gerteisen	1,833,614		-	-	-	1,833,614	(2)
Michael Melamed	1,175,281		-	-	-	1,175,281	(3)
Craig Bentley	3,616,669		-	-	-	3,616,669	(4)
Avi Geller	2,290,177		-	-	-	2,290,177	(5)
Louie Simens	9,033,199		-	-	-	9,033,199	(6)
Ian Pamensky	100,618		-	-	-	100,618	(7)
Total ordinary shares	18,049,558	(8)	-	-	-	18,049,558

(1)	On market purchases and participation in fund raises
(2)	Includes 1,633,614 ordinary shares held directly by Mr. Gerteisen and 200,000 ordinary shares held by AJ Holdings International Ltd, an entity over which Mr. Gerteisen has voting and investment control.
(3)	Includes 1,175,281 ordinary shares held in a Launchpad (AUS) Pty Ltd an entity over which Mr. Melamed has voting and investment control..
(4)	Includes 2,259,669 ordinary shares held directly by Mr. Bentley; 625,000 ordinary shares held by Speedy Investments Pty Ltd. and 732,000 ordinary shares held by Kerse Pty Ltd., entities over which Mr. Bentley has voting and investment control.

(5)	Includes 1,739,615 ordinary shares held by Mr. Geller directly and 550,562 ordinary shares held by Leonite LLC, entities over which Mr. Geller has voting and investment control.
(6)	Includes 562,882 ordinary shares held directly by Mr. Simens’ wife; 6,441,393 ordinary shares held by SL Investments Pty Ltd. and 2,028,924 ordinary shares held by Kikceto Pty Ltd., entities over which Mr. Simens has voting and investment control.
(7)	Includes 55,618 ordinary shares held directly by Mr. Pamensky and 45,000 ordinary shares held Lorian Pty Ltd, an entity over which Mr. Pamensky has voting and investment control.
(8)	Does not include 28,500 ordinary shares held by Pasqua Holdings Pty Ltd, an entity over which Mr. Rodrigo Pasqua, a director until November 14, 2024, has voting and investment control.

Options holdings

As at June 30, 2025, the numbers of options held by our directors and officers were as follows. Each option grants the right to receive one of our fully paid ordinary shares.

2025 Options	NVAOP5 – UNL OPT @ A$1.20 EXP 11/30/2025		TOTAL
Craig Bentley	750,000		750,000
Avi Geller	500,000		500,000
Louie Simens	2,000,000	(1)	2,000,000
Christopher Gerteisen	2,000,000		2,000,000
Ian Pamensky	250,000	(23)	250,000
Michael Melamed	250,000	(3)	250,000
Total Options	5,750,000	(4)	5,750,000

(1)	Includes options to purchase 2,000,000 ordinary shares held by Kikceto Pty Ltd, an entity over which Mr. Simens has voting and investment control.
(2)	Includes options to purchase 250,000 ordinary shares held by Lorian Pty, an entity over which Mr. Pamensky has voting and investment control.
(3)	Includes options to purchase 250,000 ordinary shares held by Launchpad (AUS) Pty, an entity over which Mr. Melamed has voting and investment control.
(4)	Does not include options to purchase 250,00 ordinary shares held by Pasqua Holdings Pty Ltd, an entity over which Mr. Rodrigo Pasqua, a director until November 14, 2024, has voting and investment control.

Performance rights

As at June 30, 2025, the number of performance rights held directly or indirectly by our directors and officers were as follows: Louie Simens – 200,000 Class A Performance Rights, 200,000 Class B Performance Rights and 400,000 class C performance rights; Christopher Gerteisen – 200,000 Class A Performance Rights, 200,000 Class B Performance Rights and 400,000 class C performance rights. Each performance right granted, is subject to the satisfaction of a performance condition, and entitles the holder to receive one of our fully paid ordinary shares. These performance rights have been reversed for accounting purposes as management is of opinion that they will not be achieved.

There are three different classes of performance rights. Class A performance rights vest on completion of either a pre-feasibility study or a definitive feasibility study of the Korbel Main deposit, under certain conditions. Class B performance rights vest on completion of the first gold pour (defined as a minimum quantity of 500 oz) from the Korbel Main deposit. Class C performance rights vest on achieving of an EBITDA of more than A$20 million in the second-half reporting period following commencement of commercial operations at the Korbel Main deposit. All performance rights lapse on November 25, 2026 subject to milestones.

2025	Balance at start of the year	Granted by the company	Expired	Converted to Ordinary shares	Balance at end of the year
Christopher Gerteisen(1)	800,000	-	-	-	800,000
Louie Simens(2)	800,000	-	-	-	800,000
Total performance rights	1,600,000	-	-	-	1,600,000

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

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. As of the date of this annual report, it consists of six directors, including three non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

The appointment and expiration dates of each director in office as of the date of this annual report is as follows:

Name	Position	Year first appointed	Current term expires
Christopher Gerteisen	Executive Director and CEO	2019	—	(1)
Louie Simens	Executive Director	2017	2025	(2)
Craig Bentley	Director of Finance and Compliance and Executive Director	2022	2025	(2)
Avi Geller	Non-Executive Director	2018	2026	(2)
Richard Beazley	Non-Executive Chairman and Non-Executive Director	2024	2027	(2)
Chaim D. Berger	Non-Executive Director	2025	2025	(2)

(1)	According to our Constitution, a Managing Director’s appointment is not subject to expiration.
(2)	According to the Company Constitution, one third of Directors need to retire by rotation every year and stand for re-election at the next AGM

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors. Our Board of Directors has determined that each of Mr. Avi Geller, Mr. Richard Beazley and Mr. Chaim Berger qualifies as an independent director under the requirements of the ASX and the listing standards of the Nasdaq Capital Market.

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

We have established an Audit and Risk Committee. Our Audit and Risk Committee currently consists of Richard Beazley, Avi Geller and Chaim Berger. Each of Richard Beazley, Avi Geller and Chaim Berger satisfies the “independence” requirements of the U.S. Securities and Exchange Commission and listing standards of the Nasdaq Capital Market and will meet the financial and literacy requirements of the listing standards of the Nasdaq Capital Market. The Audit and Risk Committee will meet as often as required to enable such committee to undertake its role effectively.

Remuneration and Nomination Committee. We have established a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee currently consists of Richard Beazley, Avi Geller and Chaim Berger.

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

D. Employees

We had 1 employee as of June 30, 2025, 2024 and 2023, respectively. As of June 30, 2025, we employed 1 employee in an accounts payable capacity.

The following table describes the number of employees by geographic location as of June 30, 2025, 2024 and 2023:

	As of June 30,
Country	2025	2024	2023
Australia	1	1	1
USA	0	0	0

Total	1	1	1

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our Clawback Policy during the fiscal year ended June 30, 2025. Our Clawback Policy is included as Exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the number of shares of and percent of the Company’s ordinary shares beneficially owned as of September 19, 2025, by (i) each director and executive officer, (ii) all of our directors and executive officers as a group, and (iii) each person whom we know beneficially owns more than 5% of any class of equity security.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 19, 2025. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. The inclusion in the table below of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares		Percent of Ordinary Shares*
Officers and Directors:
Christopher Gerteisen	1,875,281	(2)	**
Michael Melamed	1,175,281	(3)	**
Craig Bentley	3,616,669	(4)	**
Louie Simens	9,033,199	(5)	2.25%
Avi Geller	2,290,177	(6)	**
Richard Beazley	—		**
Ian Pamensky	100,618	(7)	**
Chaim Berger	—		**
Officers and Directors as a group (8 persons)	18,091,225		4.51%
5% Holders:
Nebari Gold Fund I, L.P.	31,710,600	(8)	7.90%

* Based on 401,501,417 ordinary shares of outstanding as of September 19 2025.
** Less than 1%

(1)	The address of each beneficial owner, except as set forth herein, is c/o Nova Minerals Limited, Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161, Australia.
(2)	Includes 1,675,281 ordinary shares held directly by Mr. Gerteisen and 200,000 ordinary shares held by AJ Holdings International Ltd, an entity over which Mr. Gerteisen has voting and investment control.
(3)	Includes 1,175,281 ordinary shares held in a Launchpad (AUS) Pty Ltd an entity over which Mr. Melamed has voting and investment control.
(4)	Includes 2,259,669 ordinary shares held directly by Mr. Bentley; 625,000 ordinary shares held by Speedy Investments Pty Ltd. and 732,000 ordinary shares held by Kerse Pty Ltd., entities over which Mr. Bentley has voting and investment control.
(5)	Includes 562,882 ordinary shares held directly by Mr. Simens’ wife; 6,441,393 ordinary shares held by SL Investments Pty Ltd. and 2,028,924 ordinary shares held by Kikceto Pty Ltd., entities over which Mr. Simens has voting and investment control.
(6)	Includes 1,739,615 ordinary shares held by Mr. Geller directly and 550,562 ordinary shares held by Leonite LLC, entities over which Mr. Geller has voting and investment control.

(7)	Includes 55,618 ordinary shares held directly by Mr. Pamensky and 45,000 ordinary shares held Lorian Pty Ltd, an entity over which Mr. Pamensky has voting and investment control.
(8)	Includes 31,710,600 ordinary shares held by Nebari Gold Fund 1, LP, Nebari Partners GP II LLC (being the General Partner of Nebari Gold Fund 1, LP), and Nebari Partners, LLC (being the investment manager of Nebari Gold Fund I, LP). Roderick van Losenoord is the natural person with voting and investment control over the shares held by Nebari Gold Fund I, LP. The address of Nebari is 667 Madison Avenue, 5th Floor, New York, New York 10065.

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

During the years ended June 30, 2023, 2024, and 2025, we had the following related party transactions.

In February 2023, Snow Lake Resources Ltd, an entity in which we previously had a significant holding in, and our interim Chairman and director, Louie Simens was a director in until May 2022, agreed to reimburse A$344,804 of proxy related expenses incurred by us in connection with their shareholding meeting. This loan does not accrue interest and is undocumented. Snow Lake agreed to pay A$50,000 to us per month until repaid in full. At June 30, 2023, A$250,207 of this loan was outstanding, at June 30, 2024, A$100,000 of this loan was outstanding, and at June 30, 2025, the loan had been fully repaid.

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

Options

We have granted to employees, consultants and directors options to purchase 8,250,000 ordinary shares under the ESOP and we currently have 20,000,000 remaining options available for issuance under the ESOP after the plan was re-approved at the 2023 AGM on November 29, 2023. See “Management—ESOP.”

Warrants

As of September 19, 2025, we have the following warrants outstanding (i) 281,493 public warrants to purchase 281,493 ADSs representing 16,889,580 ordinary shares with an exercise price of US$7.266 per ADS and expiring on July 25, 2029; (ii) representative warrants to purchase 23,750 ADSs representing 1,425,000 ordinary shares with an exercise price of US$10.365 per ADS and expiring on July 23, 2028; and (iii) representative warrants to purchase 23,650 ADSs representing 1,419,000 ordinary shares with an exercise price of US$7.50 per ADS and expiring on September 24, 2029.

American Depositary Shares

As of September 19, 2025, we had 2,598,096 ADSs representing 155,885,760 ordinary shares outstanding. The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 60 ordinary shares (or a right to receive 60 ordinary shares) deposited with HSBC Bank Australia, as custodian for the depositary in Australia. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

Representative Warrants

The representative warrants consist of warrants issued to ThinkEquity LLC or its designees as the representative for the underwriters in our July and September 2024 offerings and have substantially the same terms as the public warrants described above except that (i) the exercise price for the July 2024 representative warrants is $10.365 per ADS; (ii) the July 2024 representative warrants are not exercisable until 180-days after commencement of sales of the July 24, 2024 offering, or January 19, 2025; (iii) the July 2024 representative warrants expire four years after the effective date, or July 23, 2027; (iv) the exercise price for the September 2024 representative warrants is $7.50 per ADS; (v) the September 2024 representative warrants are not exercisable until 180-days after commencement of sales of the September 24, 2024 offering, or March 23, 2025; (vi) the September 2024 representative warrants expire five years after the effective date, or September 24, 2029; and (vii) there is no trading market for the July and September 2024 representative warrants on any securities exchange or nationally recognized trading system; we do not expect a trading market to develop and we do not intend to list the July and September 2024 representative warrants on any securities exchange or other trading market. You should review a copy of the form of the July and September 2024 representative warrants filed with the SEC for a complete description of the terms and conditions applicable to the July and September 2024 representative warrants.

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

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Pursuant to the ASX Listing Rules, our Board may (at its discretion) issue securities to persons or entities who are not ‘related parties’ (as defined in detail in the ASX Listing Rules, however includes directors, their parents and children and other associated companies) without approval from shareholders if such issue, when aggregated with securities issued within the past twelve months, would be an amount that would exceed 15% of our issued ordinary share capital at the commencement of that 12-month period (“Placement Capacity”). Certain issues are excluded from the calculation of issues which reduce the Placement Capacity, including any approval made with shareholder approval or issues under an approved ESOP. Certain ASX listed entities can seek shareholder approval to increase the Placement Capacity by a further 10% (i.e. to 25% of our issued ordinary share capital) at annual general meetings (“Additional Capacity”). The Additional Capacity is subject to certain further restrictions (including a requirement that securities issued under the Additional Capacity must be quoted securities and must be issued for cash at not more than a 25% market discount). We obtained approval for the Additional Capacity at our 2024 Annual General Meeting. Other allotments of securities require approval by our shareholders subject to certain exemptions existing under the ASX Listing Rules.

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

Our marketable equity securities are publicly traded stocks or funds and our non-marketable equity securities are investments in privately held companies, some of which are in the startup or development stages

We record marketable equity securities not accounted for under the equity method at fair value based on readily determinable market values, of which publicly traded stocks and mutual funds are subject to market price volatility, and represent A$511,073 and $A255,537 of our investments as of June 30, 2024 and 2025, respectively. A hypothetical adverse price change of 10% on our June 30, 2025 balance would decrease the fair value of marketable equity securities by A$25,554.

Our non-marketable equity securities not accounted for under the equity method are adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). The fair value measured at the time of the observable transaction is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those that are in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize, and they may experience a decline in financial condition, which could result in a loss of a substantial part of our investment in these companies. Valuations of our equity investments in private companies are inherently more complex due to the lack of readily available market data and observable transactions at lower valuations could result in significant losses. In addition, global economic conditions could result in additional volatility. The success of our investment in any private company is also typically dependent on the likelihood of our ability to realize appreciation in the value of investments through liquidity events such as public offerings, acquisitions, private sales or other market events. Changes in the valuation of non-marketable equity securities may not directly correlate with changes in valuation of marketable equity securities. As of June 30, 2024 and 2025, the carrying value of our non-marketable equity securities, which were accounted for under the measurement alternative, was A$51,471 and A$205,887, respectively.

The carrying values of our equity method investments, which totaled approximately A$7,104,167 as of June 30, 2024, and A$0 as of June 30, 2025, as we sold our entire investment holding in Snow Lake Resources in January 2025, generally do not fluctuate based on market price changes. However, these investments could be impaired if the carrying value exceeds the fair value and is not expected to recover.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2025. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management concluded that as of June 30, 2025, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

Not required.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit and Risk Committee are Richard Beazley, Chaim D. Berger, and Avi Geller. Each of our audit, risk and disclosure committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that Mr. Avi Geller is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 30 June 2025, and 2024 respectively, the following fees were paid or payable for services provided by RSM Australia Partners, who is the principal auditor responsible for auditing the Company’s financial statements filed with the ASX, and Grassi & Co., CPAs, P.C., who is the Company’s principal independent registered public accountant for financial statements filed with the Securities and Exchange Commission

RSM Australia Partners

	Year Ended June 30,
	2025	2024
	A$	A$

Audit fees	95,600	80,000
Audit related fees	-	-
Tax fees (1)	27,989	32,500
All other fees	-	-
Total	123,589	112,500

(1) Includes preparation of the tax returns for both Australia and the US. The US tax returns were prepared by RSM affiliate RSM USA.

	Year Ended June 30,
	2025	2024
	A$	A$

Grassi & Co
Audit fees	279,838	261,222
Audit related fees	130,463	115,567
Tax fees	-	-
All other fees	-	-
Total	410,301	376,789

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. This includes fees for assurance services on our current and historical financial information included in our SEC registration statement in connection with our July and September 2024 public offerings and also fees for the review of the interim financial information in connection with our July and September 2024 public offerings. The total costs for audit related fees during fiscal year ending June 30, 2025 was A$130,463.

Tax Fees

Tax fees are fees billed for professional services for tax due diligence and tax consultations.

All Other Fees

In 2025 and 2024, there were no other fees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2025, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

As of the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Constitution of Nova Minerals Limited, filed as Exhibit 3.2 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
2.1*	Description of Securities
2.2	Form of Deposit Agreement, filed as Exhibit 4.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on May 28, 2024 and incorporated herein by reference
2.3	Form Of American Depositary Receipt evidencing American Depositary Share (included in Exhibit 2.2)
2.3	Form of Warrant Agent Agreement, filed as Exhibit 4.4 to our Registration Statement on Form F-1 (File. No. 333-278695) on July 19, 2024 and incorporated herein by reference
2.4	Form of Warrant, filed as Exhibit 4.5 to our Registration Statement on Form F-1 (File. No. 333-278695) on July 5, 2024 and incorporated herein by reference
2.5	Form of Representative’s Warrant (included in Exhibit 4.1)
2.6	Form of Representative’s Warrant (included in Exhibit 4.10)
2.7	Form of Representative’s Warrant (included in Exhibit 4.14)
4.1	Form of Underwriting Agreement, filed as Exhibit 1.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on July 5, 2024 and incorporated herein by reference
4.2	Loan Agreement dated November 21, 2022 between Nova Minerals Ltd. and Nebari Gold Fund 1, LP, filed as Exhibit 10.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.3	Form of Independent Director Agreement between Nova Minerals Limited and each independent director, filed as Exhibit 4.3 to our Annual Report on Form 20-F for the year ended June 30, 2025 and incorporated herein by reference
4.4	Form of Deed of Indemnity, Insurance and Access between Nova Minerals Limited and its executive officers and directors, filed as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended June 30, 2025 and incorporated herein by reference
4.5+	Nova Minerals Limited Employee Shares Option Plan, filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.6	Incorporated Joint Venture Agreement by and among Nova Minerals Limited, AK Minerals Pty Ltd and AKCM (Aust) Pty Ltd dated December 17, 2017, filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.7	Minerals Royalty Agreement by and among AK Custom Mining LLC, AK Minerals Pty Ltd and AKCM (Aust) Pty Ltd dated May 21, 2018, filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.8	Variation Agreement dated March 6, 2024 between Nova Minerals Limited and Nebari Gold Fund 1, LP, filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 15, 2024 and incorporated herein by reference
4.9	Variation Agreement dated May 22, 2024 between Nova Minerals Limited and Nebari Gold Fund 1, LP, filed as Exhibit 10.9 to our Registration Statement on Form F-1 (File. No. 333-278695) on June 24, 2024 and incorporated herein by reference
4.10	Form of Underwriting Agreement, filed as Exhibit 1.1 to our Registration Statement on Form F-1 (File. No. 333-282224) and incorporated herein by reference
4.11	Temporary waiver of Clause 6, Conversion Rights, in the loan agreement dated 21 November 2022 between Nova Minerals Limited and Nebari Gold Fund 1, LP filed as Exhibit 10.9 to our Registration Statement on Form F-1 (File. No. 333-282224) and incorporated herein by reference
4.12	Variation Agreement dated September 19, 2024 between Nova Minerals Limited and Nebari Gold Fund I, LP filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File. No. 333-282224) and incorporated herein by reference
4.13+	Nova Minerals Limited Director Share Plan, incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K file with the Securities and Exchange Commission on November 14, 2024
4.14	Form of Underwriting Agreement, filed as Exhibit 1.1 to our Registration Statement on Form F-1 (File. No. 333-288506) and incorporated herein by reference
8.1	List of subsidiaries of the Registrant, filed as Exhibit 21.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on April 14, 2024 and incorporated herein by reference.
11.1	Securities Trading Policy, filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended June 30, 2025 and incorporated herein by reference.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and Chief Financial Officer.
14.1	Code of Conduct, filed as Exhibit 14.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on May 28, 2024 and incorporated herein by reference.
15.1*	Consent of Roughstock Mining Services, LLC
15.2*	Consent of Hans Hoffman
15.3*	Consent of Yukuskokon Professional Services
15.4*	Consent of Vannu Khouphakdee (Nova Minerals)
15.5*	Consent of METS Engineering
15.6*	Consent of JMatrix Resource Consultants Pty Ltd
15.7*	Consent of Christopher Gerteisen (Nova Minerals)
15.8*	Consent of Jade North, LLC
15.9	Technical Report Summary filed as Exhibit 96.1 to our Registration Statement on Form F-1 (File. No. 333-278695) on May 28, 2024 and incorporated herein by reference
97.1+	Clawback Policy, filed as Exhibit 97.1 to our Annual Report on Form 20-F for the year ended June 30, 2025 and incorporated herein by reference.
101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
+	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MINERALS LIMITED

September 19, 2025

By:	/s/ Christopher Gerteisen
Name:	Christopher Gerteisen
Title:	Chief Executive Officer and Director

By:	/s/ Michael Melamed
Name:	Michael Melamed
Title:	Chief Financial Officer

Nova Minerals Limited

Consolidated Financial Statements - 30 June 2025

Nova Minerals Limited

Contents

30 June 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

Nova Minerals Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nova Minerals Limited (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for the years ended June 30, 2025, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

September 19, 2025

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

The financial statements were authorized for issue, in accordance with a resolution of directors on September 19, 2025. The directors have the power to amend and reissue the financial statements.

Nova Minerals Limited

Consolidated Statements of Profit or Loss

and Other Comprehensive Income/(Loss)

For the Years Ended 30 June 2025, 2024, and 2023

		Consolidated
	Note	30 June 2025	30 June 2024	30 June 2023
		A$	A$	A$

Other income, gains, and losses
Interest income		175,037	270,626	12,027
Foreign exchange movement on financial liability		(359,725)	(226,908)	(24,883)
Impairment loss of financial assets	9	(1,594,060)	-	-
Gain from sale of property plant and equipment		-	-	16,137
Management fee		-	-	47,423
Fair value loss on investments	9	(255,537)	(833,951)	(2,577,419)
Gain from sale of investment			51,464
Gain from sale of investment in Snow Lake Resources	8	6,934,776	-	-
Fair value loss on derivative liabilities		(62,226)	-	-
Gain/(loss) on derivative liabilities	13	(5,315,063)	624,654	1,870,042
Impairment and equity method loss of Investment in Snow Lake Resources	8	(3,211,587)	(7,687,745)	-
Foreign exchange (loss)/gain		87,888	(201,545)	868,392
Share of losses of associate accounted for using equity method	8	-	(1,975,595)	(6,254,759)
Total other income, gains , and losses		(3,600,497)	(9,979,000)	(6,043,040)
Expenses
Administration expenses	4	(5,071,530)	(3,536,622)	(2,721,273)
Contractors & consultants	4	(2,680,374)	(1,264,728)	(739,380)
Share based payments	28	1,261,489	(335,669)	(780,235)
Amortization of financial liability	13	(324,962)	(577,961)	(928,281)
Investment costs	8	(325,339)	-	-
Finance costs	4	(357,958)	(695,312)	(359,031)
Total expenses		(7,498,674)	(6,410,292)	(5,528,200)

Loss Before Income Tax Expense		(11,099,171)	(16,389,292)	(11,571,240)

Income tax expense	5	-	-	-

Loss After Income Tax Expense for the Year		(11,099,171)	(16,389,292)	(11,571,240)

Other Comprehensive Income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		588,185	61,491	1,941,562

Other comprehensive income for the year, net of tax		588,185	61,491	1,941,562

Total Comprehensive Loss for the Year		(10,510,986)	(16,327,801)	(9,629,678)
Loss for the year is attributable to:
Non-controlling interest		(83,536)	(106,181)	(87,149)
Owners of Nova Minerals Limited		(11,015,635)	(16,283,111)	(11,484,091)

Loss for the Year		(11,099,171)	(16,389,292)	(11,571,240)
Total comprehensive income/(loss) for the year is attributable to:
Non-controlling interest		4,459	(98,299)	205,159
Owners of Nova Minerals Limited		(10,515,445)	(16,229,502)	(9,834,837)

Total Comprehensive Loss for the Year		(10,510,986)	(16,327,801)	(9,629,678)

		A$	A$	A$

Basic loss per share	27	(0.04)	(0.08)	(0.06)
Diluted loss per share	27	(0.04)	(0.08)	(0.06)

The above consolidated statement of comprehensive income/(loss) should be read in conjunction with the accompanying notes

Consolidated Statements of Financial Position

As of 30 June 2025 and 2024

		Consolidated
	Note	30 June 2025	30 June 2024
		A$	A$
Assets

Current Assets
Cash and cash equivalents	6	9,083,315	3,149,909
Trade and other receivables	7	291,502	328,794
Total current assets		9,374,817	3,478,703

Non-Current Assets
Investment in associate	8	-	7,104,167
Other financial assets at fair value through profit or loss	9	786,890	1,929,321
Property, plant and equipment	10	2,244,700	2,616,080
Exploration and evaluation	11	100,135,725	92,117,750
Total non-current assets		103,167,315	103,767,318

Total Assets		112,542,132	107,246,021

Liabilities

Current Liabilities
Trade and other payables	12	2,686,276	1,804,042
Convertible notes	13	-	1,405,990
Total current liabilities		2,686,276	3,210,032

Non-Current Assets
Convertible notes	13	-	5,652,257
Total non-current liabilities		-	5,652,257

Total Liabilities		2,686,276	8,862,289

Net Assets		109,855,856	98,383,732

Equity
Issued capital	14	167,036,279	143,972,570
Foreign currency reserves		4,429,103	3,928,914
Share based-payment reserves	15	7,981,298	9,061,897
Accumulated losses		(77,283,769)	(66,268,134)
Equity attributable to the owners of Nova Minerals Limited		102,162,911	90,695,247
Non-controlling interest	16	7,692,945	7,688,485

Total Equity		109,855,856	98,383,732

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity

For the Year Ended 30 June 2023

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non- Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2022	125,713,259	7,309,323	2,226,051	(38,500,932)	7,581,625	104,329,326

Loss after income tax expense for the year	-	-	-	(11,484,091)	(87,149)	(11,571,240)
Other comprehensive income for the year, net of tax	-	-	1,649,254	-	292,308	1,941,562

Total comprehensive income/(loss) for the year	-	-	1,649,254	(11,484,091)	205,159	(9,629,678)

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	19,059,988	-	-	-	-	19,059,988
Exercise of stock options (Note 14)	40,130					40,130
Share issue costs (Note 14)	(1,826,706)	-	-	-	-	(1,826,706)
Share options expense for period (Note 28)	-	1,116,829	-	-	-	1,116,829
Performance rights expense for period (Note 28)	-	300,076	-	-	-	300,076

Balance at 30 June 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity (Continued)

For the Year Ended 30 June 2024

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non- Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

Loss after income tax expense for the year	-	-	-	(16,283,111)	(106,181)	(16,389,292)
Other comprehensive income/(loss) for the year, net of tax	-	-	53,609	-	7,882	61,491

Total comprehensive income/(loss) for the year	-	-	53,609	(16,283,111)	(98,299)	(16,327,801)

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	1,000,005	-	-	-	-	1,000,005
Exercise of stock options (Note 14)	176	-	-	-	-	176
Share issue costs (Note 14)	(14,282)	-	-	-	-	(14,282)
Share options expense for period (Note 28)	-	798,798	-	-	-	798,798
Performance rights revaluation (Note 28)	-	(463,129)	-	-	-	(463,129)

Balance at 30 June 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity

For the Year Ended 30 June 2025

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non- Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

Profit/(loss) after income tax expense for the year	-	-	-	(11,015,635)	(83,536)	(11,099,171)
Other comprehensive income for the year, net of tax	-	-	500,189	-	87,996	588,185

Total comprehensive income for the year	-	-	500,189	(11,015,635)	4,460	(10,510,986)

Issue of shares for cash (Note 14)	8,472,091	-	-	-	-	8,472,091
Exercise of stock options (Note 14)	2,787,281	-	-	-	-	2,787,281
Share issue costs (Note 14)	(1,414,458)	-	-	-	-	(1,414,458)
Shares issued for conversion of Nebari loan (Note 14)	13,076,290	-	-	-	-	13,076,290
Shares issued for services (Note 14)	323,395	-	-	-	-	323,395
Share options expense for period (Note 26)	-	(1,261,489)	-	-	-	(1,261,489)
Broker options (Note 28)	(180,890)	180,890	-	-	-	-

Balance at 30 June 2025	167,036,279	7,981,298	4,429,103	(77,283,769)	7,692,945	109,855,856

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Statement of Cash Flows

For the Year Ended 30 June 2025 , 2024 and 2023

		Consolidated
	Note	30 June 2025	30 June 2024	30 June 2023
		A$	A$	A$

Cash Flows from Operating Activities
Payments to suppliers and employees (inclusive of GST)		(7,488,588)	(3,210,966)	(3,095,422)
Interest received		176,111	262,818	13,530
Interest and other finance costs paid		(327,902)	(718,620)	(1,785)

Net cash used in operating activities	26	(7,640,379)	(3,666,768)	(3,083,677)

Cash Flows from Investing Activities
Payments for property, plant and equipment		(218,157)	(255,553)	(213,299)
Payments for exploration and evaluation		(5,530,196)	(12,398,898)	(23,647,509)
Loans repaid by Snow Lake Resources		100,000	144,804	100,000
Loans to other entity		(797,450)	(996,546)	-
Loans to related party		-	-	103,813
Payments to acquire investments		-	(125,000)	(271,182)
Convertible note Asra Minerals		-	257,808	(250,000)
Proceeds from disposal of property, plant and equipment		65,759	-	38,500
Proceeds from disposal of investments		10,502,017	51,464	-

Net cash from/(used) in investing activities		4,121,973	(13,321,921)	(24,139,677)

Cash Flows from Financing Activities
Proceeds from issue of shares	14	8,472,091	996,966	19,059,988
Proceeds from Issue of derivative financial liability		-	-	7,449,210
Proceeds from exercise of options		2,787,282	176	39,871
Share issue transaction costs		(1,465,517)	(10,250)	(1,390,454)

Net cash from financing activities		9,793,856	986,892	25,158,615

Net increase/(decrease) in cash and cash equivalents		6,275,450	(16,001,797)	(2,064,739)
Cash and cash equivalents at the beginning of the financial year		3,149,909	19,240,707	21,278,936
Effects of exchange rate changes on cash and cash equivalents		(342,044)	(89,001)	26,510

Cash and Cash Equivalents at the End of the Financial Year	6	9,083,315	3,149,909	19,240,707

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Notes to the Financial Statements

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

Going Concern

The accompanying consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

For the financial year ended 30 June 2025, the Company incurred a net loss after tax of A$11,099,171 and utilized cash in operating activities of A$7,640,379. The ability to continue as a going concern and realize its exploration asset is dependent on a number of factors, the most significant of which is obtaining additional funding to complete the exploration activities.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

The Directors believe that it is reasonably foreseeable that the consolidated entity will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

●	The Company has cash resources of A$9,083,315 as at 30 June 2025;

●	The Company announced on 16 July 2025 the closing of an underwritten public offering for gross proceeds of US$11.1 million (AUD$17 million), before deducting underwriting discounts and offering expenses.

●	The Company announced on 21 July 2025 that the Company’s underwriters had also partially exercised their over-allotment option for additional gross proceeds of US$1 million (AUD$1.5 million), before deducting underwriting discounts.

●	The Company has the ability to scale back its exploration activities should funding not be available to continue exploration at its current levels

Parent Entity Information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 240.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Nova Minerals Limited (‘company’ or ‘parent entity’) as at 30 June 2025 and the results of all subsidiaries for the year then ended. Nova Minerals Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

Trade and Other Receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days

Other receivables are recognized at amortized cost, less any allowance for expected credit losses..

Derivative Financial Instruments

In accordance with IFRS 9 Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

Exploration and Evaluation

In accordance with IFRS 6 Exploration and evaluation expenditure in relation to separate areas of interest for which rights of tenure are current is carried forward as an asset in the statement of financial position where it is expected that the expenditure will be recovered through the successful development and exploitation of an area of interest, or by its sale; or exploration activities are continuing in an area and activities have not reached a stage which permits a reasonable estimate of the existence or otherwise of economically recoverable reserves in accordance with IFRS 6. Exploration expenditures that would be included in the initial measurement of exploration and evaluation assets consist of acquisition of rights to explore, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources. Where a project or an area of interest has been abandoned, the expenditure incurred thereon is written off in the year in which the decision is made.

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

In accordance with IFRS 2 the cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

Fair Value Measurement

In accordance with IFRS 13 When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

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

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information Continued

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

New Accounting Standards and Interpretations not yet mandatory or early adopted

International Finacial Repoeting Standards that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2025. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

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

For the Year Ended 30 June 2025

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

For the Year Ended 30 June 2025

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

Geographical Information

	Interest Income			Geographical Non-Current Assets
	30 June 2025	30 June 2024	30 June 2023	30 June 2025	30 June 2024
	A$	A$	A$	A$	A$

Australia	22,452	270,381	7,397	255,537	511,073
Canada	-	-	-	-	7,104,167
United States	152,585	245	4,630	102,911,778	96,152,078

	175,037	270,626	12,027	103,167,315	103,767,318

Note 4. Expenses

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Loss before income tax includes the following specific expenses:

Depreciation	519,631	592,385	456,904
Superannuation	1,073	894	1,151
Corporate and Consultants	2,680,374	1,264,728	739,380
Finance Charges	357,958	695,312	359,031

	3,559,036	2,553,319	1,556,466

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 5. Income Tax Expense

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(11,099,171)	(16,389,292)	(11,571,240)

Tax at the statutory tax rate of 25% (2023/2022: 25%)	(2,774,793)	(4,097,323)	(2,892,810)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Fair value loss on investments	63,884	208,488	-
Impairment of Investment in Snow Lake Resources	802,897	1,921,936	-
Share-based payments	(315,372)	83,917	195,059
Impairment loss of financial assets	398,515	-	-
Share of profits(losses) - associates	-	493,899	1,563,690
Fair value loss on derivative liabilities	1,328,766	-	-
Tax effect of expense not deductible in determining taxable profit (tax loss)	(496,103)	(1,389,083)	(1,134,061)
Current year temporary differences not recognized	496,103	1,389,083	1,134,061
Income tax expense	-	-	-

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Tax losses not recognized
Unused tax losses for which no deferred tax asset has been recognized	45,234,768	43,250,355	39,205,645

Potential tax benefit @ 25%/21%	11,308,692	10,812,589	9,624,883

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

Note 6. Current Assets – Cash and Cash Equivalents

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Current Assets
Cash at bank	9,083,315	3,149,909

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 7. Other Current Assets

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Current Assets
Other receivable	-	104,868
Prepayments	247,846	288,987
GST (payable)/receivable	43,656	(65,061)

Total	291,502	328,794

The Company’s exposure to credit risk related to other receivables are disclosed in note 17.

Note 8. Investment in Associate

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Non-Current Assets
Investment in Snow Lake Resources	-	7,104,167

Reconciliation
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:

Opening carrying amount	7,104,167	16,767,507
Disposal of Snow Lake Resources investment	(10,502,017)	-
Gain from sale of investment in Snow Lake Resources	6,934,776	-
Share of Snow Lake Resources loss for period	-	(1,975,595)
Impairment and equity method loss of Snow Lake Resources	(3,211,587)	(7,687,745)
Investment costs	(325,339)	-

Closing carrying amount	-	7,104,167

Snow Lake Resources was an investment in associate of Nova Minerals Limited in the prior period. Upon discontinuation of equity accounting, the investment was to be accounted for at fair value, and an impairment amount of A$3,211,587 was recognized. On December 31, 2024 Nova sold its entire investment of 6.6 million shares in Snow Lake Resources, realizing A$10.85 million in gross proceeds.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 9. Other Financial Assets at Fair Value Through Profit or Loss

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Non-Current Assets
Investments in Asra Minerals Limited at fair value	255,537	511,073

Investment in Alaska Asia Clean Energy Corp	205,887	205,887
Less: Provision for impairment (1)	(154,416)	-
	51,471	205,887

Loans granted to related parties note 23	-	62,226
Loan to Alaska Asia Clean Energy Corp *	1,919,526	1,150,135
Less: Provision for impairment (1)	(1,439,644)	-

	786,890	1,929,321

*	This loan is recorded at amortized cost not fair value

1)	A provision has been recognized in relation to a the investment and receivable held at fair value in accordance with IFRS 9. However, management has assessed that the consolidated entity retains legally enforceable rights to the outstanding amount and considers the amount to be recoverable

	Consolidated
	30-Jun-25	30-Jun-24
	A$	A$

Reconciliation Investments at Fair Value
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:
Opening balance	716,960	1,425,911
Addition
AX8 Shares	-	51,464
Asra Minerals Shares	-	125,000

Gain on Disposal
AX8 Shares	-	(51,464)

Movement in Fair Value

Alaska Asia Clean Energy Corp	(154,416)
Asra Minerals Shares	(255,536)	(787,443)
Asra Minerals ASROB options	-	(46,508)

Closing fair value	307,008	716,960

The Investment in Asra Minerals Limited comprises shares and options held by the group measured at fair value. The group shareholding in Asra Minerals comprises 3.2% ownership.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 10. Property, Plant and Equipment

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Non-Current Assets
Plant and equipment - at cost	4,539,525	4,385,521
Less: Accumulated depreciation	(2,294,825)	(1,769,441)

Total	2,244,700	2,616,080

	Consolidated
	30 June 2025	30 June 2024
	A$	A$

Opening balance	2,616,080	3,025,170
Additions	111,563	176,113
Foreign exchange movement	36,688	7,182
Depreciation expense	(519,631)	(592,385)

Carrying amount at end of period	2,244,700	2,616,080

All property plant and equipment stated under the historical cost convention

Note 11. Exploration and Evaluation

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Non-Current Assets
Exploration and evaluation expenditure – At cost	100,135,725	92,117,750

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

	Consolidated
	30 June 2025	30 June 2024
	A$	A$

Opening balance	92,117,750	81,070,075
Additions	6,978,760	10,974,363
Revaluation due to foreign exchange	1,039,215	73,312

Carrying amount at end of year	100,135,725	92,117,750

Note 12. Trade and Other Payables

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Current Liabilities
Trade and Other Payables	2,686,276	1,804,042

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 13. Convertible Notes

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
Current Liabilities
Financial derivative liability	-	384,500
Financial liability	-	1,021,490

	-	1,405,990
Non-Current liabilities
Financial liability	-	5,652,257

	-	7,058,247

Reconciliation of convertible note since inception to 30 June 2025 is set out below:

	Consolidated
	30 June 2025	30 June 2024
	A$	A$
The initial recognition of the financial liability and derivative was:
Financial derivative liability	384,500	250,921
Financial liability	6,673,747	6,281,411

	7,058,247	6,532,332
Movement to 30 June 2025
Loss/(Gain) on financial derivative	5,315,063	(624,654)
Amortization of financial liability	324,962	577,961
Financial liability movement	-	428,333
Foreign exchange movement	359,725	226,908
Option fee	-	(82,633)
Interest expense	18,293	-
Issued share capital	(13,076,290)	-
Movement of convertible note	(7,058,247)	525,915

Convertible note, ending balance	-	7,058,247

On September 19, 2024, Nova entered into a Variation Agreement (the “September 2024 Variation Agreement”) with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement which were approved by shareholders at the Annual General Meeting of the Company held on November 14, 2024, are that Nova have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026, and the conversion price of the facility was reduced to A$0.25.

On December 20, 2024, Nova gave notice to take up the option to extend the repayment date of the facility to November 29, 2026. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring Nova to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000. Due to the extension of the term on the loan facility, reduction in financial covenant and conversion price it was determined to be a substantial modification, in accordance with IFRS 9, resulting in the previous financial instruments associated to being extinguished and a new financial instrument being recognized at fair value.

During the period, 35,007,644 ordinary shares were issued to Nebari pursuant to the conversion of the convertible note at a conversion price of A$0.25 per share. At the date of conversion, the value of the convertible note liability being extinguished is valued at $13,076,290, representing fair value adjustments in accordance with IFRS 9 Financial Instruments. The difference in value between the conversion to issued capital and the convertible note extinguishment has been recognized in equity.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 14. Issued Capital

	Consolidated
	30 June 2025		30 June 2024		30 June 2023
	Shares	A$	Shares	A$	Shares	A$

Issued capital	322,997,417	175,005,653	215,056,881	150,346,596	210,889,961	149,346,415
Share issue costs	-	(7,969,374)	-	(6,374,026)	-	(6,359,744)

	322,997,417	167,036,279	215,056,881	143,972,570	210,889,961	142,986,671

	30 June 25		30 June 24		30 June 23
Ordinary share - Issued and fully paid	No	A$	No	A$	No	A$

At the beginning of the period	215,056,881	143,972,570	210,889,961	142,986,671	180,202,285	125,713,259
- Contributions of equity	56,880,000	8,472,091	4,166,669	1,000,005	27,228,501	19,059,988
- Shares issued on exercise of stock options	14,460,420	2,787,281	251	176	100,185	40,130
- Shares issued on conversion of cashless options	-	-	-	-	3,358,990	-
- Shares issued for services rendered	1,592,472	323,395	-	-	-	-
- Shares issued for conversion of Nebari convertible debt	35,007,644	13,076,290	-	-	-	-
- Share issue costs – share based payments (Note 28)	-	(180,890)	-	-	-	(636,670)
- Share issue costs - cash payments	-	(1,414,459)	-	(14,282)	-	(1,190,036)

Closing balance	322,997,417	167,036,279	215,056,881	143,972,570	210,889,961	142,986,671

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

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 15. Share Based-Payment Reserves

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Share-based payments reserve	7,981,298	9,061,897	8,726,228

Share-based payments reserve

The reserve is used to recognize the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the financial years are set out below:

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Opening balance	9,061,897	8,726,228	7,309,323
Options expense in period (note 28)	(1,261,489)	798,798	1,116,829
Performance rights granted (note 28)	-	(463,129)	300,076
Broker options (note 28)	180,890	-	-

Closing balance	7,981,298	9,061,897	8,726,228

Note 16. Non-Controlling Interest

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Issued capital	7,357,911	7,357,911	7,357,911
Reserves	781,019	693,023	685,141
Accumulated losses	(445,985)	(362,449)	(256,268)

Non-controlling interest	7,692,945	7,688,485	7,786,784

As of the 30 June 2025 the non-controlling interest is 15% (June 30, 2024: 15%) equity holding in AKCM Pty Ltd.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

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

Interest Rate Risk

Interest rate risk arises from investment of cash at variable rates. The consolidated entity income and operating cash flows are not materially exposed to changes in market interest rates. At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was:

	Consolidated
	30 June 2025	30 June 2024
	A$	A$

Variable Rate Instruments
Cash and cash equivalents	9,083,315	3,149,909

Interest rate risk arises from investment of cash at variable rates. The Company’s income and operating cash flows are not materially exposed to changes in market interest rates.

An increase of 100 basis points (decrease of 100 basis points) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts presented below. This analysis assumes that all other variables remain constant. The analysis was performed on the same basis for June 2025. The following table summarizes the sensitivity of the Company’s financial assets (cash) to interest rate risk:

	Carrying	Profit or Loss	Profit or Loss
	Amount	100 bp Increase	100 bp Decrease
	A$	A$	A$

30 June 2025
Variable rate instruments
Cash and cash equivalents	9,083,315	90,833	(90,833)

30 June 2024
Variable rate instruments
Cash and cash equivalents	3,149,909	31,499	(31,499)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 17. Financial Instruments (Continued)

Foreign Currency Risk

The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations. Foreign exchange risk arises from future commercial transactions denominated in a currency that is not the entity’s functional currency.

The average exchange rates and reporting date exchange rates applied were as follows:

	Average Exchange Rates		Reporting Date Exchange Rates
	30 June 2025	30 June 2024	30 June 2025	30 June 2024

US Dollars	0.6408	0.6556	0.6550	0.6624

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

The maximum exposure to credit risk is the carrying amount of the financial asset. The maximum exposure to credit risk at the reporting date was:

	Consolidated
	30 June 2025	30 June 2024
	A$	A$

Cash and cash equivalents	9,083,315	3,149,909
BAS Receivables	43,656	(65,061)

Maximum exposure to credit risk	9,126,971	3,084,848

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

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 17. Financial Instruments (Continued)

The following are the contractual maturities of financial liabilities:

	Weighted Average Interest Rate	6 Months or Less	6 to 12 Months	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows
Consolidated - 30 June 2025%		A$	A$	A$	A$	A$

Non-derivatives
Non-interest bearing
Trade and other payables	-	2,686,276	-	-	-	2,686,276
Total non-derivatives		2,686,276	-	-	-	2,686,276

	Weighted Average Interest Rate	6 Months or Less	6 to 12 Months	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows
Consolidated - 30 June 2024%		A$	A$	A$	A$	A$

Non-derivatives
Non-interest bearing
Trade and other payables	-	1,804,042	-	-	-	1,804,042

Interest-bearing
Financial liability	11.39%	-	1,021,490	5,652,257	-	6,673,747
Total non-derivatives		1,804,042	1,021,490	5,652,257	-	8,477,789

Derivatives
Financial derivative liability	-	-	384,500	-	-	384,500
Total derivatives		-	384,500	-	-	384,500

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

For the Year Ended 30 June 2025

Note 18. Fair Value Measurement

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date – Investments at fair value – Listed shares in Asra Minerals Limited

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly – Investments at fair value – Unlisted shares in Alaska Asia Clean Energy Corporation

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2025	A$	A$	A$	A$

Assets
Investments at fair value	255,537	51,471	-	307,008
Total assets	255,537	51,471	-	307,008

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2024	A$	A$	A$	A$

Assets
Investments at fair value	511,073	205,887	-	716,960
Total assets	511,073	205,887	-	716,960

Liabilities
Financial derivative liability	384,500	-	-	384,500
Total liabilities	384,500	-	-	384,500

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

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 19. Key Management Personnel Disclosures

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Short-term employee benefits	1,061,249	925,269	924,437
Share-based payments		240,420	521,159

Total	1,061,249	1,165,689	1,445,596

Note 20. Remuneration of Auditors

During the financial years ended 30 June 2025, 2024, and 2023 respectively, the following fees were paid or payable for services provided by RSM Australia Partners, who is responsible for auditing the Company’s financial statements filed with the ASX, and Grassi & Co., CPAs, P.C., who is the Company’s principal independent registered public accountant for financial statements filed with the Securities and Exchange Commission,

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Audit Services - RSM Australia Partners
Audit or review of the financial statements	95,600	80,000	81,000

Other Services - RSM Australia Partners
Preparation of the tax return	26,350	29,550	38,849

Other Services - RSM USA
Preparation of the tax return	1,639	2,950	52,730

Total auditors remuneration	123,589	112,500	172,579

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Audit Services – Grassi & Co
Audit and review of the financial statements	276,838	261,222	138,712
Review associated with the US listing	130,463	115,567	-
Audit and review of the financial statements	407,301	376,789	138,712

Note 21. Capital Commitments – Property. Plant and Equipment

The Consolidated entity had no capital commitments for property, plant and equipment as at 30 June 2025 and 30 June 2024.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 22. Contingent Liabilities

There are no contingent liabilities that the consolidated entity has become aware of at 30 June 2025 and 30 June 2024.

Note 23. Related Party Transactions

Parent entity

Nova Minerals Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in Note 25.

Key management personnel

Disclosures relating to key management personnel are set out in Note 19 and the remuneration report included in the directors’ report.

The following transactions occurred with related parties:

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	Consolidated
	30 June 2025	30 June 2024
	A$	A$

Current Receivables:
Snow Lake Resources other receivable	-	100,000

Non-Current Receivables:
Loan to Rotor X	-	62,226

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 24. Parent Entity Information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Loss after income tax	(9,965,292)	(15,166,025)	(10,534,690)

Total comprehensive loss	(9,965,292)	(15,166,025)	(10,534,690)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 24. Parent Entity Information (Continued)

Statement of financial position

	Parent
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Total current assets	572,229	3,170,822	17,352,971

Total assets	109,817,618	105,439,276	118,145,995

Total current liabilities	650,727	2,637,947	1,799,920

Total liabilities	650,727	8,290,204	7,152,464

Equity
Issued capital	167,036,278	143,972,569	142,986,671
Share-based payments reserve	7,981,298	9,061,897	8,726,228
Accumulated losses	(65,850,685)	(55,885,394)	(40,719,368)

Total equity	109,166,891	97,149,072	110,993,531

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2025, 30 June 2024, and 30 June 2023.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2025 , 30 June 2024 and 30 June 2023.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 25. Interests in Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries with non-controlling interests in accordance with the accounting policy described in note 1:

			Parent			Non-Controlling Interest
	Principal Place of Business /		Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest
	Country of	Class of	30-Jun-25	30-Jun-24	30-Jun-23	30-Jun-25	30-Jun-24	30-Jun-23
Name	Incorporation	Shares	%	%	%	%	%	%

AKCM (Aust) Pty Ltd*	Australia	Ordinary	85%	85%	85%	15%	15%	15%
AK Operations LLC	USA	Ordinary	100%	100%	100%	-	-	-
AK Custom Mining LLC	USA	Ordinary	100%	100%	100%	-	-	-
Alaska Range Resources LLC	USA	Ordinary	100%	100%	100%	-	-	-

*	AKCM (Aust) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 25. Interests in Subsidiaries (Continued)

Summarized financial information of subsidiaries with non-controlling interests that are material to the consolidated entity are set out below:

	AKCM (Aust) Pty Ltd
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Summarized statement of financial position
Current assets	102,450	111,502	1,827,323
Non-current assets	102,250,175	94,603,581	83,964,996

Total assets	102,352,625	94,715,083	85,792,319

Current liabilities	-	59,373	141,459

Total liabilities	-	59,373	141,459

Net assets	102,352,625	94,655,710	85,650,860

Summarized statement of profit or loss and other comprehensive income
Revenue	-	245	20,697
Expenses	(556,908)	(707,872)	(601,690)

Loss before income tax expense	(556,908)	(707,627)	(580,993)
Income tax expense	-	-	-

Loss after income tax expense	(556,908)	(707,627)	(580,993)

Other comprehensive income/(loss)	586,637	52,550	1,948,722

Total comprehensive income/(loss)	29,729	(655,077)	1,367,729

Statement of cash flows
Net cash used in operating activities	(2,974)	(38,326)	(238,904)
Net cash used in investing activities	(3,225)	(1,665,045)	(13,239,174)

Net increase/(decrease) in cash and cash equivalents	(6,199)	(1,703,371)	(13,478,078)

Other financial information
Loss attributable to non-controlling interests	(83,536)	(106,181)	(87,149)
Total comprehensive Income/(loss) attributable to non-controlling interests	4,459	(98,299)	205,159
Accumulated non-controlling interests at the end of reporting period	(514,541)	(431,005)	(324,861)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 26. Reconciliation of Loss After Income Tax to Net Cash Used in Operating Activities

Schedule of Reconciliation of (Loss)/profit After Income Tax to Net Cash Used in Operating Activities

	Consolidated
	30-Jun 2025	30-Jun-24	30-Jun-23
	A$	A$	A$

Loss after income tax expense for the year	(11,099,171)	(16,389,292)	(11,571,240)

Adjustments for:
Gain from sale of equipment	-	-	(16,137)
Fair value loss on investments	255,537	833,951	2,577,419
Amortization of financial liability	324,962	577,961	928,281
Depreciation	519,631	592,385	456,904
Impairment loss of financial assets	1,594,060	-	-
Management fee		-	(47,423)
Share based payments (Note 28)	(1,261,489)	335,669	780,235
Non-cash finance costs	5,315,063	(624,654)	(1,870,042)
Fair value loss on derivative liabilites	62,226
Foreign exchange movement on financial liability	359,725	226,908	24,883
Gain from sale of investment	(6,934,776)	(51,464)	-
Impairment and equity method loss of Snow Lake Resources	3,211,587	7,687,745	-
Share of loss - associates	-	1,975,595	6,254,759
Foreign exchange gain intercompany loans	(87,888)	201,545	(868,392)

Change in operating assets and liabilities:	-	-	-
Increase/(Decrease) in trade and other receivables	(37,292)	160,561	(96,579)
Increase in trade and other payables	137,446	806,322	363,655

Net cash used in operating activities	(7,640,379)	(3,666,768)	(3,083,677)

Note 27. Earnings/(Loss) per share

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Loss after income tax	(11,099,171)	(16,389,292)	(11,571,240)
Non-controlling interest	83,536	106,181	87,149

Loss after income tax	(11,015,635)	(16,283,111)	(11,484,091)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 27. Earnings/(Loss) per share (Continued)

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	287,532,079	211,477,929	198,977,884
Adjustments for calculation of diluted earnings per share:

Weighted average number of ordinary shares used in calculating diluted earnings per share	287,532,079	211,477,929	198,977,884

Basic loss per share	(0.04)	(0.08)	(0.06)
Diluted loss per share	(0.04)	(0.08)	(0.06)

As of the June 30, 2025, there were 29,697,866 (2024: 23,578,766, 2023: 33,572,158) outstanding unlisted options that would be included in the diluted calculation as they have an anti-dilutive impact.

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

Share-based payments

During the period, the following share-based payments have been granted/reversed:

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$

Recognized in profit & loss :
Director options (1&2)	(867,273)	549,174	332,560
Consultant options (1&3)	(394,216)	249,624	144,590
Total options granted	(1,261,489)	798,798	480,159

Performance Rights
Performance rights	-	(463,129)	300,076
Total performance rights	-	(463,129)	300,076
Total	(1,261,489)	335,669	780,235

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 28. Share-Based Payments (Continued)

	Consolidated
	30 June 2025	30 June 2024	30 June 2023
	A$	A$	A$
Recognized in equity:
Options issued to brokers	-	-	636,670
Broker options on or before July 25, 2028(4)	112,792	-
Broker options on or before September 24, 2029(5)	68,098	-	-
	180,890	-	636,670

Options Expense

1. For the options expensed during the current financial year, the directors reassessed the probability of achieving the vesting condition of meeting a $1 billion project valuation in an economic study completed by 30 November 2025 and determined that a revaluation was necessary. The valuation model inputs used to determine the fair value at the grant date, are as follows

	2. Director Options	3. Consultants Options

Recognized in	Profit & Loss	Profit & Loss
Grant date	29/11/2022	29/11/2022
Number of options issued	5,750,000	2,500,000
Expiry date	30/11/2025	30/11/2025
Vesting date	31/03/2023	31/03/2023
Share price at grant date	0.66	0.66
Exercise Price	1.20	1.20
Expected Volatility	90%	90%
Risk-Free Interest Rate	3.24%	3.24%
Trinomial step	200	200
Early exercise factor	2.50	2.50
Underlying fair value at grant date	0.299	0.299
The total share-based payment expense recognized from the amortization as of the 30 June 2024 for the issued options	549,174	249,624
Vesting terms	Continuous employment and, A$1bn project valuation	Continuous employment and, A$1bn project valuation

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 28. Share-Based Payments (Continued)

	4. Broker Options	5. Broker Options

Recognized in	Equity	Equity
Grant date	24/07/2024	24/09/2024
Number of options issued	1,425,000 (23,750 Nasdaq equivalent)	1,419,000 (23,650 Nasdaq equivalent)
Expiry date	25/07/2028	25/03/2029
Vesting date	24/07/2024	24/09/2024
Share price at grant date	6.92 (USD)	5.00 (USD)
Exercise Price	10.37 (USD)	9.80 (USD)
Expected Volatility	85%	85%
Risk-Free Interest Rate	4.12%	3.49%
Trinomial step	200	200
Early exercise factor	2	2.5
Underlying fair value at grant date	2.85 (USD)	1.97 (USD)
Fair Value	74,386 (USD)	23,650 (USD)
Fair Value	112,792 (AUD)	68,098 (AUD)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 28. Share-Based Payments (Continued)

Option/Warrant movement June 2025

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2025 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 30 November 2025	1.20	8,250,000	-	-	-	8,250,000
On or before 30 November 2024	1.10	13,614,264	-	-	(13,614,264)	-
On or before 16 January 2026	0.91	1,714,286	-	-	-	1,714,286
On or before 30 June 2025	1.00	216	-	-	(216)	-
On or before 25 July 2029 (Quoted in the USA)*	0.1806	-	31,350,000	(14,460,420)	-	16,889,580
On or before 25 July 2028 (Quoted in the USA)*	0.2580	-	1,425,000	-	-	1,425,000
On or before 24 September 2029 (Quoted in the USA)*	0.183	-	1,419,000	-	-	1,419,000
		23,578,766	34,194,000	(14,460,420)	(13,614,480)	29,697,866

*	Nasdaq options are quoted on a 60 to 1 basis

Option/Warrant movement June 2024

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2024 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 29 December 2023	0.75	1,100,000	-	-	(1,100,000)	-
On or before 7 October 2023	2.20	1,900,000	-	-	(1,900,000)	-
On or before 30 November 2025	1.20	8,250,000	-	-	-	8,250,000
On or before 30 November 2024	1.10	13,614,264	-	-	-	13,614,264
On or before 16 January 2026	0.91	1,714,286	-	-	-	1,714,286
On or before 30 April 2024 (1)	0.70	6,993,608	-	(251)	(6,993,357)	-
On or before 30 June 2025	1.00	-	216	-	-	216
		33,572,158	216	(251)	(9,993,357)	23,578,766

(1)	For every two options exercised at A$0.70, holder will receive an option to purchase one additional ordinary share at an exercise price of A$1.00, with an expiry date of June 30, 2025.

Option/Warrant movement June 2023

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2023 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 19 September 2022	0.40	6,100,000	-	(6,100,000)	-	-
On or before 28 October 2022	0.56	150,000	-	(150,000)	-	-
On or before 28 January 2023	0.60	750,000	-	-	(750,000)	-
On or before 2 December 2022	3.00	1,050,000	-	-	(1,050,000)	-
On or before 29 December 2023	0.75	1,100,000	-	-	-	1,100,000
On or before 20 May 2023	1.35	1,100,000	500,000	-	(1,600,000)	-
On or before 23 Sept 2023	2.20	1,700,000	200,000	-	-	1,900,000
On or before 30 November 2024	1.10	-	13,614,264	-	-	13,614,264
On or before 30 November 2025	1.20	-	8,250,000	-	-	8,250,000
On or before 16 January 2026	0.91	-	1,714,286	-	-	1,714,286
On or before 30 April 2024 (1)	0.70	-	6,993,793	(185)	-	6,993,608
Total		11,950,000	31,272,343	(6,250,185)	(3,400,000)	33,572,158

(1)	For every two options exercised at A$0.70, holder will receive an option to purchase one additional ordinary share at an exercise price of A$1.00, with an expiry date of June 30, 2025.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 28. Share-Based Payments (Continued)

The weighted average year remaining contractual life

The weighted average number of years remaining for the contractual life for share-based payment options outstanding as at 30 June 2025 was 3.29 years (2024: 0.85 years 2023: 1.51 years).

The weighted average exercise price

The weighted average exercise price for the share-based payment options outstanding as at 30 June 2025 was A$0.51 (2024: A$1.12, 2023: A$1.08).

The average share price for the 30 June 2025 financial year was A$0.26 (30 June 2024: A$0.26, 30 June 2023: A$0.61)

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

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

30 June 2025 performance rights

The performance rights were valued as the closing share price A$1.30 on the grant date 24 November 2021. No adjustment was made during the current period.

30 June 2024 performance rights

The performance rights were valued as the closing share price A$1.30 on the grant date 24 November 2021. During the current period the probabilities of meeting the vesting conditions were altered and the amount was reduced by A$463,129 to reflect the change in probability.

30 June 2023 performance rights

The performance rights were valued as the closing share price A$1.30 on the grant date 24 November 2021. The total share-based payment expense recognized from the amortization of the 2022 issued performance rights was A$300,076 for the 30 June 2023 financial year.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

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

For the Year Ended 30 June 2025

Note 29. Events After the Reporting Period

The following events and transactions occurred subsequent to June 30, 2025:

On July 1, 2025, the Company announced the appointment of Mr Chaim (Dovi) Berger as a non-executive director.

On July 16, 2025, the Company announced the closing of an underwritten public offering of 1,200,000 American Depository Shares (“ADS”), with an ADS to-ordinary-share ratio of 1 to 60 (Comprising of 72,000,000 ordinary shares), at a price to the public of US$9.25 per ADS, for gross proceeds of US$11,100,000, before deducting underwriting discounts and offering expenses. On 17 July 2025 the Company’s underwriters also partially exercised their over-allotment option to purchase an additional 108,400 ADSs (Comprising of 6,504,000 ordinary shares) at the public offering price of US$9.25 per ADS for additional gross proceeds of US$1,002,700, before deducting underwriting discounts. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the partial exercise of the over-allotment option, totaled US$12,102,700, before deducting underwriting discounts and offering expenses.

No other matter or circumstance has arisen since June 30, 2025, that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 30. Consolidated Entity Disclosure Statement

Entity name	Entity type	Place formed / Country of incorporation	Ownership interest %	Tax residency

Nova Minerals Limited	Body corporate	Australia	-	Australia
AKCM (Aust) Pty Ltd *	Body corporate	Australia	85.00%	Australia
AK Operations LLC	Body corporate	USA	100.00%	USA
AK Custom Mining LLC	Body corporate	USA	100.00%	USA
Alaska Range Resources LLC	Body corporate	USA	100.00%	USA

*	ACKM (AUS) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC.

